Confidential Treatment Requested by F45 Training Holdings Inc.

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As confidentially submitted to the Securities and Exchange Commission on December 12, 2019.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

F45 Training Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	7997	38-3978689
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

F45 Training Holdings Inc.

236 California Street

El Segundo, California 90245

(818) 962-8791

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Adam J. Gilchrist

President and Chief Executive Officer

F45 Training Holdings Inc.

236 California Street

El Segundo, California 90245

(818) 962-8791

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter W. Wardle	Tad J. Freese
Daniela L. Stolman	Brian D. Paulson
Gibson, Dunn & Crutcher LLP	Latham & Watkins LLP
333 South Grand Avenue	140 Scott Drive
Los Angeles, CA 90071	Menlo Park, CA 94025
(213) 229-7000	(650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑	Smaller reporting company	☑

		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares that the underwriters have the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                , 2020

PRELIMINARY PROSPECTUS

            Shares

F45 Training Holdings Inc.

Common Stock

This is the initial public offering of shares of common stock of F45 Training Holdings Inc.

We are offering                shares of our common stock. The selling stockholders identified in this prospectus, which include our co-founders, are offering                shares of common stock. We will not receive any proceeds from the sale of common stock being sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $            and $            per share. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “HIIT.”

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced disclosure requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and Smaller Reporting Company.”

Investing in our common stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 21 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting” beginning on page 156 for additional disclosure regarding underwriting discounts and commissions and estimated offering expenses.

            has granted to the underwriters an option to purchase up to                additional shares of common stock at the initial public offering price, less the underwriting discounts and commissions, solely to cover overallotments.

The underwriters expect to deliver the shares of common stock to purchasers on or about                ,                .

Goldman Sachs & Co. LLC	J.P. Morgan

Prospectus dated                ,                .

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TEAM TRAINING LIFE CHANGING

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OUR MISSION IMPROVE PEOPLE’S LIVES WITH THE WORLD’S BEST FUNCTIONAL WORKOUT

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“I fell in love with the energy. I fell in love with the sense of community.” Mark Wahlberg

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FRANCHISES SOLD 1,760 COUNTRIES 48 STUDIO VISITS 18.6M *Date as of Septermber 30, 2019

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FUNCTIONAL 45

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1,760 FRANCHISES SOLD* 1,760 FRANCHISES* SEPTEMBER 2019 1,274 FRANCHISES 2018 907 FRANCHISES 2017 549 FRANCHISES 2016 255 FRANCHISES 2015 84 FRANCHISES 2014 2012 2013 2014 2015 2016 2017 2018 2019 * Date as of September 30, 2019 ** All date prior to 2019 represents number of franchises sold in the applicable year

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F45
ATHLETICS TEAM
INTERVAL TRAINING
"We are building a healthier world together."
Charlie McNeil – F45 Culver City Franchisee

“We are building a healthier world together.” Charlie McNeil – F45 Culver City Franchisee

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Neither we, the selling stockholders nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

For investors outside the United States:    Neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering and the distribution of this prospectus outside the United States.

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GENERAL INFORMATION

Industry, Market and Other Data

This prospectus contains estimates, projections and other information concerning our industry, our business, our franchises and the markets for our products and services. Some data and statistical information are based on independent reports from third parties, including the International Health, Racquet & Sports Club Association, or IHRSA, and a member survey with 4,184 respondents that we conducted in October 2017. In addition, certain market and industry data have been derived from research prepared for us in September 2019 by Buxton Company, a real estate analytics firm, which we refer to herein as “Buxton.” We engaged Buxton to prepare a U.S. and Canadian “whitespace” analysis and a rest of world top down analysis to identify our potential new studio expansion opportunity.

Some data and other information related to our franchisees, including estimated initial investment, EBITDA margins and average unit volumes, are based on internal estimates and calculations that are derived from research we conducted. In order to determine certain franchise and studio-level information, we conducted a survey of our franchisees, or the Franchise Survey, in July 2019. This survey was provided to the franchisees of all open studios at the time that the survey was conducted and generated responses from franchisees representing approximately 57% of open studios across our global network of studios. In generating the data, estimates and calculations derived from the information provided by these respondents, we excluded certain responses that were incomplete or that we determined to be significant outliers. As a result, while we believe that the data and other information related to our franchisees presented in this prospectus are accurate and reliable, such data and other information are based on responses provided by a limited respondent pool, which may not represent the broader network of franchisees, and that have not been independently verified by us or any independent sources.

We believe the information described in the paragraphs above to be accurate as of the date of this prospectus. However, this information generally involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information, estimates or projections. Industry publications and other reports we have obtained from independent parties generally state that the data contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the projections and estimates made by the independent third parties and us.

Trademarks, Trade Names and Service Marks

This prospectus includes some of our trademarks, trade names and service marks, including F45, F45 Training and the names of certain of our workouts and products. Each one of these trademarks, trade names or service marks is either our registered trademark, a trademark for which we have a pending application, a trade name or service mark for which we claim common law rights or a registered trademark or application for registration which we have been authorized by a third party to use.

Solely for convenience, the trademarks, service marks and trade names included in this prospectus are without the ®, ™ or other applicable symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

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Certain Definitions

As used in this prospectus, unless otherwise noted or the context otherwise requires:

•

“we,” “our,” “us,” “F45” and the “Company” refer to (i) for the period prior to the Reorganization, the business of the F45 Predecessor Entities; (ii) for the period subsequent to the Reorganization and prior to the completion of the MWIG Transaction, the business of F45 Aus and (iii) for the period after the completion of the MWIG Transaction, the business of F45 Training Holdings, in each case together with its consolidated subsidiaries;

•	“F45 Aus” refers to F45 Aus Hold Co Pty Ltd, an Australia proprietary limited company;

•	“F45 Training Holdings” refers to F45 Training Holdings Inc., a Delaware corporation;

•	“MWIG” refers to a special purpose private investment fund vehicle led by FOD Capital LLC, a family office investment fund, and Mark Wahlberg;

•	“MWIG Transaction” refers to the series of transactions effectuated on March 15, 2019, pursuant to which MWIG acquired a minority interest in us;

•

“F45 Predecessor Entities” refers to the legacy group of F45 operating entities including: F45 Training Pty Ltd (Australia), F45 Training Incorporated (Delaware), Functional 45 Training Limited (Ireland), F45 Training Canada Limited (Canada), F45 Training Asia Private Ltd. (Singapore) and F45 U, LLC (Delaware);

•

“Reorganization” refers to the series of transactions that occurred on September 7, 2017, pursuant to which (i) the F45 Predecessor Entities were rationalized and merged into an operating structure whereby these entities became wholly-owned subsidiaries of the Company; and (ii) the common stock held by Messrs. Adam Gilchrist and Rob Deutsch and The 2M Trust in the F45 Predecessor Entities were exchanged for common stock of the Company proportionate to their respective ownership interests in the F45 Predecessor Entities; and

•	“our convertible preferred stock” refers to our outstanding shares of convertible preferred stock, par value $0.0001 per share, held by MWIG.

Basis of Presentation

The historical financial information presented herein prior to September 7, 2017 includes the accounts of the F45 Predecessor Entities on a combined and consolidated basis. Subsequent to September 7, 2017, the financial information presented herein includes the accounts of the Company and its wholly-owned subsidiaries.

Non-GAAP Financial Information

Certain financial measures presented in this prospectus, such as EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not recognized under U.S. generally accepted accounting principles, or GAAP. We define these terms as follows:

•	“EBITDA” means, for any reporting period, net income before interest, taxes, depreciation and amortization.

•

“Adjusted EBITDA” means, for any reporting period, net income before interest, taxes, depreciation and amortization and adjusted to exclude the impact of sales tax liability, transaction expenses, certain legal costs and settlements, forgiveness of loans to directors and relocation costs as well as certain other items identified as affecting comparability, when applicable.

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•	“Adjusted EBITDA margin” means, for any reporting period, Adjusted EBITDA, divided by revenue.

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin have been included in this prospectus because they are important metrics used by management as one of the means by which it assesses our financial performance. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. These measures, when used in conjunction with related GAAP financial measures, provide investors with an additional financial analytical framework that may be useful in assessing our company and its results of operations.

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. These non-GAAP metrics have certain limitations and should not be considered as alternatives to financial measures prepared in accordance with GAAP, such as net income, or as measures of financial performance or any other performance measure derived in accordance with GAAP or as measures of liquidity. These measures also should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items for which these non-GAAP measures make adjustments. Management compensates for these limitations by using EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as supplemental financial metrics and in conjunction with our results prepared in accordance with GAAP. Other companies, including other companies in our industry, may not use such measures or may calculate one or more of the measures differently than as presented in this prospectus, limiting their usefulness as a comparative measure.

The non-GAAP information in this prospectus should be read in conjunction with our audited annual financial statements and the related notes included elsewhere in this prospectus. For a reconciliation of the most directly comparable GAAP measures, see “Prospectus Summary—Summary Historical Combined and Consolidated Financial and Other Data.”

Additional Financial Metrics and Other Data

•

“Average Unit Volume,” or AUV, means aggregate annual studio-level revenue generated by open studios divided by the average number of open studios during a specific period. Due to the relatively young age of our studio base, we believe it is appropriate to assess AUV on a cohort-level basis. We define a cohort as a group of studios that opened during the same year and have been opened for at least 12 months. We believe AUV to be a useful measure because it allows us to assess changes in studio traffic and general levels of demand across our global network of studios.

•	“Cash-on-cash returns” means studio-level EBITDA over initial investment.

•

“Franchises sold” represents, as of any specified date, the total number of signed franchise agreements in place as of such date that have not been terminated. Each new franchise is included in the number of franchises sold from the date on which we enter into a signed franchise agreement related to each such new franchise. Franchises sold includes franchise arrangements in all stages of development after signing a franchise agreement, and includes franchises with open studios. Franchises are removed from franchises sold upon termination of the franchise agreement.

•	“New franchises sold” means, for any specific period, the number of franchises sold during such period using the methodology set forth above for “franchises sold.”

•	“New studio openings” means, for any specific period, the number of studios that were determined to be open studios during such period using the methodology set forth below for “open studios.”

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“Open studios” means, as of any specified date, the total number of studios that we have determined to be open as of such date. We classify a studio as open as of the month in which the studio first generates monthly revenue of at least $4,500.

•

“Same store sales” means, for any reporting period, studio-level revenue generated by a comparable base of franchise studios, which we define as open studios that have been operating for more than 16 months. As of September 30, 2019 and 2018, there were 622 and 380 franchises, respectively, in our comparable base of franchise studios. As of December 31, 2018 and 2017, there were 426 and 211 franchises, respectively, in our comparable base of franchise studios. We view same store sales as a helpful measure to assess performance of our franchise studios.

•	“Visits” means the number of registered individual workouts for any specified period. A workout is registered when the consumer checks into a class.

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PROSPECTUS SUMMARY

The following is a summary of material information discussed in this prospectus. This summary is not complete and does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto included elsewhere in this prospectus, before making an investment decision to purchase shares of our common stock. Some of the statements in this summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are F45 Training, one of the fastest growing fitness franchisors in the United States based on number of franchises sold in the United States, focused on creating a leading global fitness training and lifestyle brand. We offer consumers functional 45-minute workouts that are effective, fun and community-driven. Our workouts combine elements of high-intensity interval, circuit and functional training to offer consumers what we believe is the world’s best functional training workout. We deliver our workouts through our digitally-connected global network of studios, and we have built a differentiated, technology-enabled platform that allows us to create and distribute workouts to our global franchisee base. Our platform enables the rapid scalability of our model and helps to promote the success of our franchisees. We offer consumers a continuously evolving fitness program in which virtually no two workouts are ever the same. Our vast and growing library of functional training movements allows us to vary workout programs to keep consumers engaged with fresh content, stay at the forefront of consumer trends and drive maximum individual results, while helping our members achieve their fitness goals.

We were founded in 2013 by Adam Gilchrist and Rob Deutsch in Sydney, Australia. As lifelong health and fitness enthusiasts and entrepreneurs, Adam and Rob recognized an opportunity to leverage technology to offer consumers an effective, multi-disciplinary and community-driven workout that serves as an affordable alternative to one-on-one personal training and repetitive, single-discipline studio classes. Soon after the first F45 Training studio opened in Paddington, Australia, Adam and Rob focused on using technology to streamline and standardize the F45 Training experience in order to franchise the business. We quickly expanded, initially selling franchises to members of the original studio, after which viral word-of-mouth marketing led to rapid growth, and we opened nearly 200 studios over the following 30 months. In just six years, we have scaled our global footprint to 1,760 franchises sold in 48 countries, including 1,045 open studios, as of September 30, 2019.

Our in-studio experience utilizes our proprietary technologies: our fitness programming algorithm and our patented technology-enabled delivery platform. Our fitness programming algorithm leverages a rich content database of over 2,700 unique functional training movements to offer new workouts each day. Our content delivery platform allows us to standardize the F45 Training experience across our global footprint and broadcast content, including workout instructions and timing, directly to our in-studio F45TVs and speaker systems. Our in-studio experience is further enhanced by trainers who provide guidance on proper form and movement, as well as motivate our members and foster a positive sense of community. We believe our approach helps to provide a consistent and high-quality fitness experience across our network of studios, keeping members highly engaged and helping them to achieve and sustain their fitness goals.

We operate an almost 100% franchise model that offers compelling economics to us and our franchisees. We believe our franchisees generally benefit from a relatively low initial investment and

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low four-wall operating expenses, which in turn can generate strong returns on franchisee investments. The optimized box layout of our studios, which requires as little as approximately 1,600 square feet of training area, contributes to the relatively low initial investment and operating costs of our franchisees and allows our studios to be located in a wide array of attractive prospective retail locations. We believe this flexibility will enable us to capitalize on our estimated long-term global opportunity of over 15,800 studios according to Buxton. Based on the Franchise Survey, we estimate that a typical F45 Training franchise requires an aggregate initial investment of approximately $315,000 and, in its third year of operation, can produce average EBITDA margins in excess of 30% and average cash-on-cash returns in excess of 35%.

We believe our franchise model is attractive due to its potential for asset-light growth, strong profitability and robust cash flow generation, and has helped to facilitate our rapid growth and strong financial performance to date.

For the year ended December 31, 2018 compared to the year ended December 31, 2017, we:

•	increased franchises sold by 40.5% from 907 to 1,274;

•	increased open studios by 53.3% from 522 to 800;

•	achieved same store sales growth of 21.6% in 2018;

•	increased revenue by 127% from $25.5 million to $57.8 million; and

•	increased net income by 21,233% from $0.06 million to $12.8 million.

For the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018, we:

•	increased franchises sold by 51.2% from 1,164 to 1,760;

•	increased open studios by 39.9% from 747 to 1,045;

•	achieved same store sales growth of 14.3% in the nine months ended September 30, 2019;

•	increased revenue by 41.4% from $41.2 million to $58.2 million; and

•	experienced a decline in net income by 332.9% from $8.2 million to a net loss of $19.1 million (including non-recurring and offering-related costs).

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Total Franchises Sold (as of period end)	Total Open Studios (as of period end)

Same Store Sales Growth

The Three Pillars of F45 Training

Our differentiated approach to fitness is firmly rooted in the three pillars of our DNA: Innovation, Motivation and Results.

Innovation: at the core of everything we do.    We are dedicated to driving new innovations that will continue to elevate the F45 Training experience and further our position as a global fitness training and lifestyle brand. We are able to distinguish ourselves from competitors through such innovations as:

•

Technology-Enabled Centralized Delivery Platform:    Our technology-enabled centralized delivery platform distributes daily workout content via in-studio F45TVs that display proper exercise form, timing and sequencing, driving consistency and efficiency across our global network of studios. In-studio trainers coach members throughout their workout and adjust movements to suit individual levels of experience, strength and flexibility;

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Proprietary Fitness Programming Algorithm:    Our fitness programming algorithm configures movements from our vast content library into new workout plans based on various criteria, including duration, target muscle group, equipment type and aerobic versus anaerobic focus, among others, ensuring that virtually no two workouts are ever the same; and

•

Curated High-Quality Workout Plans:    Our curated workout plans are subject to a rigorous in-house quality control process and are designed to sequence movements in what we believe to be a safe, effective manner. This quality control process is led by our centralized F45 Athletics Department, which consists of training professionals, athletes and sports scientists.

Motivation: the key to creating a community and sanctuary.    We believe the foundation for any effective fitness program is motivation. We motivate our members through a combination of positivity, inclusivity and teamwork, which encourages our members to view each studio as a sanctuary and is driven by:

•

Positive Trainers:    Our in-studio trainers are responsible for fostering a positive environment for all members before, during and after workouts, and we specifically instruct them to drive positivity, inclusivity and teamwork;

•

“No Mirrors, No Microphones, No Egos”:    Our studios are deliberately free of mirrors and microphones, which mitigates the appearance-related pressures and trainer intimidation that are associated with many fitness alternatives. Our goal is to emphasize our members’ achievements in completing our workouts; and

•	Community: Our positive, inclusive philosophy permeates the studio and creates a genuine sense of camaraderie, team-building and community amongst our members.

Results: supported by the sustainability of our workouts over time.    We strive to help our members achieve and maintain results by focusing on creating a sustainable fitness program. Our fitness programming algorithm offers new workouts each day and is specifically designed to encourage members to visit studios multiple times per week over the course of their long-term fitness journey. We believe we offer members a winning formula to achieve long-term results, driven by:

•	Total Body Workout: Our fitness programming algorithm offers a total body workout that combines cardiovascular and strength modalities to deliver comprehensive results;

•

Safety:    We believe our emphasis on functional training movements and relatively low weight resistance helps to mitigate the risk of injury, thereby enabling our members to push themselves and maximize individual performance without compromising their safety; and

•

Frequency:    The curation, style and cadence of workouts, combined with the use of low weight resistance, allows for members to visit as frequently as their schedules permit. Workouts alternate between cardiovascular and strength modalities from day to day, which alternates the impact on the body.

Our Competitive Strengths

We believe there are several competitive strengths that form the foundation of our strategy and are key differentiating factors of our business.

The Next Generation Global Fitness Training and Lifestyle Brand Striving to Deliver the Best Functional Training Workout

Over the last six years, we have focused on leveraging our approach to fitness to develop a global brand that is viewed as the gold standard in functional fitness. We strive to offer our members

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the best functional training workout in each F45 Training studio on a daily basis. Our differentiated, technology-driven approach, including our proprietary fitness programming algorithm’s database of over 2,700 unique functional training movements, helps us to design workouts that are fun, challenging, safe, dynamic and sustainable for members to attend day after day and week after week. The versatility of our workouts resonates with both women and men, who we believe represent approximately 74% and 26% of members as of October 2017, respectively, across a broad range of fitness levels.

Innovative and Differentiated Technology-Enabled Delivery Platform Driving Quality and Consistency within Each Studio

A critical component to the success of our business is our patented technology that provides us with the ability to remotely manage each in-studio experience across our global network of 1,045 open studios as of September 30, 2019 from a centralized hub at F45 Training headquarters. We have built an automated, centralized delivery platform that gives us the ability to control the delivery and timing of our workout content through our F45TVs in each of our studios. Our centralized delivery platform enables a seamless F45 Training experience on a consistent basis at scale across a broad geographic footprint.

Highly Scalable Commercial Delivery and Franchise Development Model

Our differentiated approach, including our fitness programming algorithm and our proprietary technology-enabled delivery platform, plays an integral role in the scalability of our business. By integrating technology into the workout experience, we have been able to develop a franchise model that is highly replicable for both new and existing franchisees across multiple geographies. In addition, our purpose-built studio design, which utilizes an open floor plan and modest physical footprint (as little as 1,600 square feet of training area), can be built within a wide array of attractive prospective retail locations. We have also substantially simplified the pre-opening process by providing franchisees with a comprehensive studio opening pack, which we call a World Pack, that includes the key items needed to operate the studio, including fitness equipment, technology, AV equipment and more. Our World Pack has resulted in a streamlined pre-opening process for our franchisees.

Compelling Franchisee Studio Economics

We believe we offer a compelling business opportunity for franchisees to generate strong returns driven by a relatively low initial investment combined with healthy AUV and low four-wall operating expenses. Based on data collected through our booking systems and the Franchise Survey, we estimate that a typical F45 Training franchise requires an aggregate initial investment of approximately $315,000 and, in its third year of operation, can produce an AUV of approximately $368,000, average EBITDA margins in excess of 30% and average cash-on-cash returns in excess of 35%.

Predictable, Asset-Light Model Driving Rapid Growth

As a franchisor, we have enjoyed an economic model that has been predictable, asset light and cash flow generative and has enabled us to open new studios at an accelerated pace versus the owner-operator model that is common in the studio fitness landscape. For each franchise that we sell, we receive an upfront payment from the franchisee, which varies by geography. Once a new studio has opened, we receive contractual, recurring franchise fee revenue streams that provide us with a high degree of revenue visibility. As our network of open studios grows, we expect recurring revenue as a percentage of total revenue to increase.

Given our model is nearly 100% franchised, we have also been able to maintain a strong margin profile. For the year ended December 31, 2018, we reported operating margin and Adjusted EBITDA

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margin of 33.3% and 36.8%, respectively. For the nine months ended September 30, 2019, we reported operating margin and Adjusted EBITDA margin of (28.2)% and 27.3%, respectively. The decline in operating margin was primarily attributable to non-recurring and offering-related costs incurred during the nine months ended September 30, 2019.

Proven Management Team with Value-Added Investors

F45 Training is led by an experienced and passionate team dedicated to driving the continued growth of the business. Our co-founders, Adam Gilchrist and Rob Deutsch, who continue to lead the company, developed and fostered our strategic vision and culture of excellence from the very beginning. Our broader management team consists of a deep bench of experienced professionals with expertise in finance, operations, marketing and other critical areas, which we believe helps to position us to execute on our long-term strategy.

In March 2019, a group led by Mark Wahlberg and FOD Capital LLC, or FOD Capital, a family office investment fund, made a strategic minority investment in F45 Training, providing critical branding and marketing capabilities to supplement the strengths of our management team. We expect that Mr. Wahlberg’s involvement, leveraging his broad celebrity reach (with over 13 million Instagram followers) and well-known affinity for fitness, will continue to be a key differentiator in helping us to continue to drive growth.

Our Growth Strategies

We believe there are several attractive opportunities to continue to drive the long-term growth of our business.

Expand Studio Footprint in the United States

We believe there is a significant opportunity to meaningfully expand our franchise studio footprint in the United States. As of September 30, 2019, we had 735 franchises sold in the United States, including 267 open studios. We have seen the pace of our U.S. growth accelerate with average net franchises sold per month increasing from 12 in 2017 to 18 in 2018, and from 16 in the nine months ended September 30, 2018 to 34 in the nine months ended September 30, 2019. Based on the Buxton analysis, we believe there is long-term studio potential for us to open approximately 3,200 studios in the United States.

Expand Studio Footprint Throughout the Rest of the World

We believe in the proven portability of our brand and franchise model, as evidenced by our strong growth outside of our core U.S. and Australian markets. We have designed our studios to be deployed successfully in both developed and emerging markets, and to drive continued growth in both underpenetrated and new markets. As of September 30, 2019, we had 384 franchises sold outside of our core markets of the United States and Australia. Based on the Buxton analysis, we believe there is a long-term global opportunity for over 15,800 studios, with a potential for approximately 12,600 studios outside of the U.S. market. We believe we can continue to grow our international presence through our existing franchising strategy and by opportunistically pursuing master franchising agreements to sell select territories to experienced, local partners.

Grow Same Store Sales and Transition to a Revenue-Based Franchise Fee Model

We have been able to consistently deliver positive system-wide same store sales growth by driving increased brand awareness to acquire new members and increase existing member spend. We

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see continued opportunity to drive same store sales growth by leveraging our organic, word-of-mouth marketing and the network effect as we continue to open new studios.

Additionally, we believe there is an opportunity to transition to a franchise fee system based on a percentage of gross monthly studio revenue. Historically, our franchise agreements have generally included a fixed monthly franchise fee per studio. Since July 2019, we have transitioned our model in the United States for new franchisees to a franchise fee based on the greater of a fixed monthly franchise fee or a percentage of gross monthly studio revenue, which we believe will help to further align our interests with those of our franchisees while also providing us with the opportunity to increase revenue. In select markets outside of the United States and for renewals of existing franchisees in the United States, we are in the process of developing a strategy for transitioning to a similar model.

Expand Into New Channels

We believe there is a significant opportunity to expand into new channels, and we are currently exploring potential opportunities to partner with major universities, hospitality operators, corporations and military facilities. In 2016, we believe we became the first external studio fitness provider to open a studio on a major U.S. university campus through our collaboration with the University of Southern California. As of September 30, 2019, we had 25 studios located on major university campuses in the United States, including the University of Southern California, Stanford University and the University of Texas at Austin.

Develop Workout Programs to Access New Target Demographics

We believe there is a significant opportunity to create workout programs that enable us to target a broader range of consumer demographic groups. In 2018, we successfully launched “Prodigy,” a training program designed to target children and young adults between the ages of 11 and 18 years. Prodigy is currently offered in a limited number of studios in Australia. Following an initial development period, franchisees will have the opportunity to incorporate the Prodigy program into existing studios for additional fees. We believe the creation and deployment of such workout programs can expand our addressable market over time.

Drive Increased Member Spend Through Ancillary Product Offerings

We believe there are several opportunities to capitalize on member engagement and grow same store sales by enhancing our offering of health and fitness-related products across our global network of studios. Examples of product categories include footwear and apparel, prepared meal plans, nutrition and supplements and wearables, such as the LionHeart heart rate monitor designed exclusively for F45 Training.

Our Workouts

Functional Training Experience

We believe we offer the world’s best functional training workout. We combine elements of high intensity interval, circuit and functional training to offer our members an intense 45-minute workout consisting of natural real-world movements, such as lifting, squatting, jumping, twisting, kicking, rowing, cycling and other high intensity exercises. Our workouts utilize our proprietary, in-studio technology to allow members to walk through a series of exercise stations. In-studio F45TVs provide video instructions for each exercise, and our in-studio trainers help guide members on proper form and

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movement. We believe that by designing highly innovative and effective total body workouts that minimize injury risk and allow for increased visit frequency, we provide our members with a fitness program that is well positioned to serve as the basis for achieving their long-term fitness goals.

Dynamic Fitness Programming

Our fitness program consists of strength, cardio and hybrid branded workouts. Our branded workouts are mapped on a seasonal basis with four 10-week cycles and one 12-week cycle, with each cycle focusing on specific disciplines, such as boxing, American football training, partner workouts and more. This structure helps to ensure that each member experiences a differentiated and engaging workout. As new fitness trends arise, we are able to adapt our programming and cater to changing consumer preferences through the continuous evolution of our workouts, utilizing both new and existing content in our branded workout and functional training movement library. Once the branded workout cycle is set, we employ an automated workout programming algorithm that scans our database of over 2,700 unique functional training movements to select exercises based on each of the branded workout’s defined key characteristics and configure a series of exercises within each workout. Our workout programming algorithm accounts for the following criteria, ensuring every routine is dynamic, sustainable and new:

•	movement and exercise types;

•	muscle groups;

•	type of equipment;

•	exercise frequency (avoiding repetition); and

•	number of stations and sequencing.

After the algorithm builds a workout cycle, these workouts are then vetted by head trainers in the F45 Athletics Department to confirm quality, avoid duplication of targeted muscle groups or movements and provide for efficient transitions between stations. The new cycle is finalized approximately three weeks ahead of its system-wide release after testing the new program across several test studios for quality and ease of use by trainers and members.

Our Studios

Studio Layout and Design

We have designed our studios around the principles of functionality, simplicity and purpose. Each studio has an optimized footprint, with a minimum training area of as little as approximately 1,600 square feet, which enables our studios to be located in a wide array of attractive prospective retail settings. We believe the flexible design and open floor plan layout of our studios positions us to be responsive to potential shifts in consumer preferences as new fitness trends emerge with different setup requirements. Each studio has standardized F45 Training-branded fitness equipment and related technology, which includes F45TVs, spin bikes, dumbbells, kettlebells, sleds and more, all of which are included in our World Pack. The wall-mounted F45TVs are positioned throughout the studio to provide an illustrative, station-by-station guide for each workout and to serve as a reference point for members to visualize proper form and progress through each workout station. In-studio trainers provide additional support by helping members execute exercises with appropriate form and resistance level, while offering encouragement and motivation. To drive a welcoming, intimidation-free environment, we purposely exclude mirrors on the walls of our studios. Our standardized studio design helps ensure the consistency of the F45 Training experience across our global network of studios.

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Studio Membership and Member Pricing

We provide franchisees with suggested pricing for workouts and membership options based on relevant market dynamics, but pricing is ultimately managed at the discretion of our franchisees. Franchisees typically offer multiple membership options, such as weekly memberships with unlimited workouts, monthly memberships with a limited number of workouts, workout packs that include a fixed number of workouts that can be used at any time, as well as single workout options. Franchisees may also offer other membership options, including longer-term memberships for a discounted rate and specific promotional membership plans. Many franchisees offer a limited free trial period to attract prospective new members. We do not offer multi-studio membership plans and memberships are not transferrable across our studios.

Franchise Model

Franchising Strategy

We utilize an attractive franchise model that has allowed us to scale our business rapidly. As of September 30, 2019, we had a global network of 1,760 franchises sold, including 1,045 open studios, with approximately 59% of franchises sold owned by single-unit franchisee owners, and approximately 41% of franchises sold owned by multi-unit franchisees. Our largest franchisee owns 22 franchises sold, representing only 1.25% of our total franchises sold as of September 30, 2019.

Franchise Agreement

For each franchise license, we enter into an agreement with the franchisee covering standard terms and conditions. We grant our franchisees an exclusive area or territory under the franchise agreement, and territories are determined as agreed with us using our internal analysis, after taking into account population density and demographics. The proposed location must be approved by us, and each franchisee is responsible for the acquisition or lease of the premises from which to operate the business within their respective territory. The franchise agreement requires that the franchisee operate the studio at a specific location.

The typical franchise agreement has an initial five-year term. We may refuse to extend the term of the agreement if the franchisee is in default under the franchise agreement or has failed to achieve minimum performance targets. More specifically, within 12 months of opening, each franchisee must achieve an annual gross revenue of at least 70% of the average gross revenue of all franchisees who have been operating for at least 12 months. Within six months of the expiration of the initial five-year term, franchisees have the opportunity to renew for an additional five-year term, subject to the terms and conditions prevailing at the time of renewal.

The franchise agreement requires franchisees to comply with our standard methods of operation, which govern the provision of services, use of vendors and sale of merchandise. These provisions require that franchisees must generally purchase equipment from us and may only buy products, goods and materials approved by us. We may terminate the franchise agreement upon an event of default by the franchisee, and the franchisee may terminate only with our mutual consent.

Historically, franchisees have paid a fixed monthly franchise fee. Since July 2019, we have transitioned our model in the United States for new franchisees to a franchise fee based on the greater of a fixed monthly franchise fee or a percentage of gross monthly studio revenue. In select markets outside of the United States, and for renewals of existing franchisees in the United States, we are in the process of developing a strategy for transitioning to a similar model.

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Attractive Franchisee Return Profile

Our franchise model has the potential to generate strong returns for franchisees as a result of a relatively low initial investment and favorable operating cost structure driven by our purpose-built studio design and proprietary technology-enabled ecosystem. Based on the Franchise Survey, we estimate that a typical F45 Training franchise requires an aggregate initial investment of approximately $315,000, which includes all of the required studio equipment contained in the World Pack. We believe that our scale provides us with cost advantages that allow us to offer our equipment to our franchisees for a significantly lower cost than if they were to acquire it on their own. We recommend that our franchisees typically staff one lead trainer and at least one assistant trainer during business hours. We also provide ongoing back-office support through our customer relationship management capabilities to assist with day-to-day booking and operation of the business. We believe the modest initial investment, combined with limited staffing needs, creates the potential for strong financial performance and expands the universe of potential franchisees.

Based on data collected through our internal booking systems and the Franchise Survey, we estimate that a typical F45 Training franchise in its third year of operation can produce an AUV of approximately $368,000, average EBITDA margins in excess of 30% and average cash-on-cash returns in excess of 35%.

Summary Risks Factors

Our business is subject to numerous risks and uncertainties, including, but not limited to, the following:

•

If we are unable to anticipate and satisfy consumer preferences and shifting views of health and fitness and successfully develop and introduce new, innovative and updated fitness services, our business may be adversely affected.

•	The high level of competition in the health club and fitness industry could materially and adversely affect our business.

•

Our financial results are affected by the number of franchises sold and studios we open and by the operating and financial results of such studios, which impact will become more significant as we continue to implement a variable franchise fee structure.

•	If we fail to identify, recruit and contract with qualified franchisees, our ability to open new franchised studios and increase our revenue could be materially adversely affected.

•	If we are unable to renew our franchise agreements with our existing franchisees, our business, results of operations and financial condition would be materially and adversely affected.

•	We have limited control with respect to the operations of our franchisees, which could have a negative impact on our business, and our franchisees are impacted by factors that are beyond our control.

•

If we fail to successfully implement our growth strategy, which includes new studio development by existing and new franchisees, our brand and ability to increase our revenue and operating profits could be materially and adversely affected.

•	If we and our franchisees are unable to identify and secure suitable sites for new franchise studios, our revenue growth rate and operating profits may be negatively impacted.

•	If we are unable to sustain pricing levels for our establishment fees, World Packs and franchise fees, our business could be adversely affected.

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•	If our relations with existing or potential franchisees deteriorate, our business could be adversely affected.

•

Our business is subject to various franchise laws and regulations, and changes in such laws and regulations, or failure to comply with existing or future laws and regulations and other legal developments that impact franchising, could materially and adversely affect our business.

•	Our success depends substantially on the value of our brand.

•

Our marketing strategy relies on the use of social media platforms and any negative publicity on such social media platforms may adversely affect the public perception of our brand which in turn could have a material and adverse effect on our business, results of operations and financial condition. In addition, our use of social media platforms could subject us to fines or other penalties.

•	We and our franchisees may be unable to attract and retain members, which would materially and adversely affect our business, results of operations and financial condition.

•

We have identified three material weaknesses in our internal control over financial reporting and if our remediation of such material weaknesses is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

•	If we fail to obtain and retain high-profile strategic partnership arrangements, or if the reputation of any of our partners is impaired, our business may suffer.

•	Economic, political and other risks associated with our international operations could adversely affect our profitability and international growth prospects.

•	Our planned growth could place strains on our management, employees, information systems and internal controls, which may materially and adversely impact our business.

•

We depend upon third-party licenses for the use of music to supplement our workouts and workout tutorials. An adverse change to, loss of or claim that we or our franchisees do not hold necessary licenses may have an adverse effect on our business, results of operations and financial condition.

•

We require our franchisees to secure certain music licenses to use music in our studios and to supplement our workouts. Any failure to secure such licenses or comply with the terms and conditions of such licenses may lead to third party claims or lawsuits and/or have an adverse effect on our business.

•	Our intellectual property rights, including trademarks and trade names, may be infringed, misappropriated or challenged by others.

•

We and our franchisees rely heavily on information systems, and any material failure, interruption or weakness in these systems may prevent us from effectively operating our business and damage our reputation.

•	We may be unable to generate sufficient cash flow to satisfy our debt service obligations, which would adversely affect our results of operations and financial condition.

•	We and our franchisees could be subject to claims related to health and safety risks to members that arise at our studios.

•

Our current major stockholders will continue to have significant control over us after this offering, which could limit your ability to influence the outcome of matters subject to stockholder approval, including a change of control.

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Investing in our common stock involves substantial risk. You should carefully consider all of the information set forth in this prospectus and, in particular, the information in the section entitled “Risk Factors” beginning on page 21 of this prospectus prior to making an investment in our common stock. These risks could, among other things, prevent us from successfully executing our strategies and could have a material adverse effect on our business, results of operations and financial condition.

Our Corporate Information

We were originally incorporated in Delaware in March 2019 under the name “Flyhalf Holdings Inc.” We were formed by MWIG in connection with its acquisition of a minority interest in us, as discussed below. On March 15, 2019, in connection with the consummation of the MWIG Transaction, we changed our name to “F45 Training Holdings Inc.”

Our principal executive offices are located at 236 California Street, El Segundo, CA 90245 and our telephone number is (818) 962-8791. Our website address is www.f45training.com. The information contained on or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, nor is it incorporated by reference herein, and potential investors should not rely on such information in making a decision to purchase our common stock in this offering.

MWIG Transaction

On March 15, 2019, MWIG acquired a minority investment in us. Such investment was effectuated through the following transactions:

•	on March 12, 2019, F45 Training Holdings was incorporated in the State of Delaware as an ultimate holding company;

•	on March 15, 2019, MWIG invested $100 million in F45 Training Holdings in exchange for 10,000,000 shares of convertible preferred stock; and

•

immediately following such investment by MWIG, our predecessor’s stockholders, Adam Gilchrist, our Co-Founder and President and Chief Executive Officer, Robert Deutsch, our Co-Founder and Executive Chairman of our Board of Directors, and The 2M Trust, sold all of their existing capital stock in our predecessor, F45 Aus, to Flyhalf Acquisition Company Pty Ltd, an indirect wholly-owned subsidiary of F45 Training Holdings for, among other consideration, an aggregate of 29,000,000 shares of common stock of F45 Training Holdings.

On April 26, 2019, MWIG invested an additional $10 million in us for an additional 1,000,000 shares of convertible preferred stock.

Immediately after giving effect to the foregoing transactions, F45 Training Holdings held, through its direct and indirect subsidiaries, all of the outstanding shares of F45 Aus and became owned, on an as-converted basis (assuming the conversion of our convertible preferred stock into 15,274,808 shares of common stock and assuming all of the restricted stock units, or RSUs, issued to Mark Wahlberg fully vest (see “Certain Relationships and Related Party Transactions—Promotional Agreement” for more details regarding the RSUs held by Mr. Wahlberg)), 28.59% by Mr. Gilchrist, 28.59% by Mr. Deutsch, 6.35% by The 2M Trust, 33.47% by MWIG and 3.00% by Mr. Wahlberg.

Following the completion of this offering, Mr. Gilchrist, Mr. Deutsch, The 2M Trust, MWIG and Mr. Wahlberg, who we refer to in this prospectus collectively as our “current major stockholders,” will

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continue to beneficially own approximately     % in the aggregate of our outstanding common stock (or approximately     % if the underwriters exercise in full their option to purchase additional shares). These stockholders may have significant influence over the company after this offering, including with respect to the election of directors and approval of certain transactions. See “Principal and Selling Stockholders.”

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies, including:

•	presenting only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	exemption from the requirements to hold non-binding shareholder advisory votes on executive compensation or golden parachute arrangements;

•	extended transition periods for complying with new or revised accounting standards;

•

exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•

exemption from complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company at the start of the first fiscal year after we have more than $1.07 billion in annual gross revenue, at the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year (and we have been a public company for at least 12 months and have filed at least one annual report on Form 10-K) or the date on which we have, during the previous three-year period, issued more than $1 billion of non-convertible debt securities. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting obligations in this prospectus. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies.

We are also a “smaller reporting company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, or the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than

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$250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock, and our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. See “Risk Factors—Risks Related to Our Common Stock and This Offering—We are an “emerging growth company” and a “smaller reporting company.” As a result of the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies, our common stock may be less attractive to investors.”

Summary Organizational Chart

The following diagram depicts our current corporate structure:

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The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Option to purchase additional shares of common stock granted by	shares

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares), based on an assumed initial public offering price of $ per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling stockholders.

We intend to use the net proceeds we receive from this offering (i) to fully repay our existing balance under our revolving credit facility, (ii) to pay expenses incurred in connection with this offering, (iii) to pay cash bonuses to certain of our employees, including certain of our executive officers, in connection with this offering and (iv) for working capital and general corporate purposes. See “Use of Proceeds.”

Affiliates of J.P. Morgan Securities LLC are parties to our secured credit agreement and will receive a portion of the net proceeds from this offering in connection with the repayment of amounts under our revolving credit facility as described above.

Dividend policy	We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our debt agreements and other factors that our board of directors deems relevant. See “Dividend Policy.”

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Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the common stock offered by this prospectus for sale to certain of our directors, director nominees, officers, employees, franchisees and other persons associated with us. The sales will be made by , an underwriter of this offering, through a directed share program, or the Directed Share Program. If these persons purchase common stock it will reduce the number of shares of common stock available for sale to the general public. Any reserved shares of common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.

Risk factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” beginning on page 21 and all other information in this prospectus before investing in our common stock.

Listing	We intend to apply to have our common stock approved for listing on the New York Stock Exchange, or the NYSE, under the symbol “HIIT.”

The number of shares of our common stock to be outstanding immediately after this offering is based on                 shares of common stock outstanding as of                , 2019 and excludes 5,071,570 shares that will become available for future issuance under the F45 Training Holdings Inc. 2019 Equity Incentive Plan, or the 2019 Plan, upon the effectiveness of the registration statement of which this prospectus forms a part (which includes          shares of our common stock issuable upon the exercise of stock options to be granted in connection with this offering under the 2019 Plan to certain of our employees (including certain executive officers), at an exercise price per share equal to the initial public offering price in this offering).

Except as otherwise indicated, all information in this prospectus reflects and assumes the following:

•	an initial public offering price of $ per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•	the effectiveness of our restated certificate of incorporation and restated bylaws in connection with the completion of this offering;

•	the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of shares of common stock upon completion of this offering;

•	a for one stock split, which will occur shortly before consummation of this offering;

•	the full vesting of all of our outstanding RSUs; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock in this offering.

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Summary Historical Combined and Consolidated Financial and Other Data

The historical financial information presented herein prior to September 7, 2017 includes the accounts of the F45 Predecessor Entities on a combined and consolidated basis. Subsequent to September 7, 2017, the historical financial information presented herein is that of F45 Training Holdings Inc. and its wholly-owned subsidiaries. The following tables present the summary consolidated financial and other data for F45 Training Holdings Inc. as of and for the nine months ended September 30, 2019 and 2018 and the combined and consolidated financial and other data as of and for the years ended December 31, 2018 and 2017.

The following summary historical combined and consolidated financial information for these periods has been derived from the interim unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2019 and 2018 and the audited annual combined and consolidated financial statements as of and for the years ended December 31, 2018 and 2017 of F45 Training Holdings Inc. included elsewhere in this prospectus. These financial statements have been prepared in accordance with GAAP and are presented in U.S. dollars. The results of operations for the periods presented below are not necessarily indicative of the results to be expected in the future.

The information presented below should be read in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited annual combined and consolidated financial statements, the unaudited interim condensed consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2019	2018	2018	2017
	(dollars in thousands)
Combined and Consolidated Statement of Operations Data:

Revenues:
Franchise (Related party: $184 and $156 for nine months ended 2019 and 2018, and $241 and $203 for 2018 and 2017)	$28,765	$17,005	$24,354	$12,045
Equipment and merchandise (Related party: $0 and $177 for nine months ended 2019 and 2018, and $177 and $204 for 2018 and 2017)	29,478	24,174	33,401	13,451

Total revenues	58,243	41,179	57,755	25,496

Operating expenses:
Cost of franchise revenue (Related party: $0 and $1,231 for nine months ended 2019 and 2018, and $2,223 and $0 for 2018 and 2017)	8,018	3,017	4,554	1,342
Cost of equipment and merchandise (Related party: $1,676 and $2,117 for nine months ended 2019 and 2018, and $2,841 and $519 for 2018 and 2017)	16,049	14,619	18,522	10,827

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	Nine Months Ended September 30,		Year Ended December 31,
	2019	2018	2018	2017
	(dollars in thousands)
Selling, general and administrative expenses (Related party: $0 and $12 for nine months ended 2019 and 2018, and $12 and $185 for 2018 and 2017)	28,309	11,038	15,428	12,387
Forgiveness of loans to directors	22,263	-	-	-

Total costs and operating expenses	74,639	28,674	38,504	24,556

(Loss) income from operations	(16,396)	12,505	19,251	940

Other expense, net	660	301	221	276

(Loss) income before income taxes	(17,056)	12,204	19,030	664

Provision for income taxes	2,015	4,038	6,238	606

Net (loss) income	$(19,071)	$8,166	$12,792	$58

Other comprehensive income (loss)
Foreign currency translation adjustment, net of tax	(468)	562	438	(82)

Comprehensive income (loss)	$(19,539)	$8,728	$13,230	$(24)

Net (loss) earnings per share(1)
Basic and diluted	$(0.66)	$0.28	$0.44	$0.00

Weighted average shares outstanding(1)
Basic and diluted	29,000,000	29,000,000	29,000,000	29,000,000

Pro forma loss per share attributable to common stockholders(1)
Basic and diluted

Pro forma weighted average common shares outstanding(1)
Basic and diluted

	As of September 30, 2019
	Actual	Pro Forma(2)	Pro Forma as Adjusted(3)
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,118	$	$
Total assets	40,020
Deferred revenue	25,314
Convertible preferred stock	110,000
Total stockholders’ deficit	(157,268)

(1)

See “Note 11—Unaudited pro forma earnings per share” to the annual audited combined and consolidated financial statements and “Note 12—Basic and diluted earnings per share” to the interim unaudited condensed consolidated

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

financial statements included elsewhere in this prospectus for a description of how we compute basic and diluted net (loss) earnings per share and pro forma basic and diluted loss per share attributable to common stockholders.
(2)

The pro forma column gives effect to (i) the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of              shares of our common stock upon completion of this offering, (ii) the filing and effectiveness of our restated certificate of incorporation and (iii) a             for one stock split in each case immediately upon the completion of this offering.

(3)

The pro forma as adjusted column gives effect to (i) the pro forma adjustments described in footnote (2) above and (ii) our receipt of estimated net proceeds from the sale and issuance of shares of our common stock in this offering, at an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Nine Months Ended September 30,		Year Ended December 31,
	2019	2018	2018	2017
	(dollars in thousands)
Other Data:
EBITDA(1)	$(16,062)	$12,783	$19,866	$1,044
Adjusted EBITDA(1)	$15,922	$13,634	$21,241	$2,432
Adjusted EBITDA margin(1)	27.3%	33.1%	36.8%	9.5%
Same store sales growth(2)	14.3%	22.6%	21.6%	32.5%
Franchises sold (as of period end)(3)	1,760	1,164	1,274	907
Open studios (as of period end)(4)	1,045	747	800	522

(1)

Management believes that EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin are useful to investors as they eliminate certain items identified as affecting the period-over-period comparability of our operating results. EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin eliminate non-cash depreciation and amortization expense that results from our capital investments and intangible assets, as well as income taxes, which may not be comparable with other companies based on our tax structure.

Other companies may define Adjusted EBITDA, and Adjusted EBITDA margin differently, and as a result our measures of Adjusted EBITDA, and Adjusted EBITDA margin may not be directly comparable to those of other companies. Although we use EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin as financial measures to assess the performance of our business, such use is limited because these measures do not include certain material costs necessary to operate our business. EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin should be considered in addition to, and not as a substitute for, net income in accordance with GAAP as a measure of performance. Our presentation of EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin should not be construed as an indication that our future results will be unaffected by unusual or nonrecurring items. EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect every cash expenditure, future requirements for capital expenditures or contractual commitments;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin do not reflect any cash requirement for such replacements or improvements; and

•	they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows.

Because of these limitations, EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin are not intended as alternatives to net income or as indicators of our operating performance and should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations. We compensate for these limitations by using EBITDA, Adjusted EBITDA and Adjusted EBITDA margin along with other comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Our GAAP-based measures can be found in our combined and consolidated financial statements and related notes included elsewhere in this prospectus.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

The following table reconciles net income to EBITDA and Adjusted EBITDA:

	Nine Months Ended September 30,		Year Ended December 31,
	2019	2018	2018	2017
Net (loss) income	$(19,071)	$8,166	$12,792	$58
Net interest expense	32	—	—	—
Provision for income taxes	2,015	4,038	6,238	606
Depreciation and amortization	320	211	309	88
Amortization of deferred costs	642	368	527	292

EBITDA	$(16,062)	$12,783	$19,866	$1,044

Sales tax reserve(a)	102	200	266	147
Transaction fees(b)	9,113	101	534	525
Certain legal costs and settlements(c)	461	519	540	684
Relocation(d)	45	31	35	32
Forgiveness of loans to directors(e)	22,263	—	—	—

Adjusted EBITDA	$15,922	$13,634	$21,241	$2,432

(a)	Represents the impact of one-time sales tax liability arising from a change in timing of enforceability of certain contractual terms in arrangements with franchisees.
(b)

Represents transaction costs incurred as a part of the Reorganization, this offering and the issuance of preferred shares in connection with the MWIG Transaction, including legal, tax, accounting and other professional services.

(c)	Represents legal costs related to non-recurring litigation activities and legal settlements.
(d)	Represents costs incurred as a part of the relocation of our corporate headquarters from Australia to the United States.
(e)	Represents the one-time forgiveness of loans to directors of the Company. See “Certain Relationships and Related Party Transactions—Loans.”

(2)

“Same store sales” means, for any reporting period, studio-level revenue generated by a comparable base of franchise studios, which we define as open studios that have been operating for more than 16 months. As of September 30, 2019 and 2018, there were 622 and 380 franchises, respectively, in our comparable base of franchise studios. As of December 31, 2018 and 2017, there were 426 and 211 franchises, respectively, in our comparable base of franchise studios. We view same store sales as a helpful measure to assess performance of our franchise studios.

(3)

Franchises sold is defined as the total number of signed franchise agreements in place as of any specified date that have not been terminated, as of such date. Each new franchise is included in the number of franchises sold from the date on which we enter into a signed franchise agreement related to each such new franchise. Franchises sold includes franchise arrangements in all stages of development after signing a franchise agreement, and includes franchises with open studios. Franchises are removed from franchises sold upon termination of the franchise agreement.

(4)

Open studios is defined, as of any specified date, as the total number of studios that we have determined to be open as of such date. We classify a studio as open as of the month in which the studio first generates monthly revenue of at least $4,500.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the combined and consolidated financial statements and the related notes appearing elsewhere in this prospectus, before deciding whether to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, results of operations and financial condition could be materially and adversely affected. In that event, the trading price of our common stock could decline and you might lose part or all of your investment in our common stock.

Risks Related to Our Business

Risks Related to Operating in the Health Club and Fitness Industry

If we are unable to anticipate and satisfy consumer preferences and shifting views of health and fitness and successfully develop and introduce new, innovative and updated fitness services, our business may be adversely affected.

The fitness industry is highly susceptible to changes in consumer preferences. Our success depends on our ability to identify and originate trends as well as to anticipate and react to changing consumer demands in a timely manner. If we are unable to introduce new services and products in a timely manner, or before our competitors do, or our new services and products are not accepted by our customers, our growth and profitability could be negatively affected. Failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower membership and utilization rates. Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address those preferences will in part depend upon our continued ability to develop and introduce innovative, high-quality health and fitness services. Our failure to effectively introduce new health and fitness services that are accepted by consumers could result in a decrease in revenue. In addition, developments or shifts in research or public opinion on the types of workouts and products we provide could negatively impact our business. Failure to predict and respond to changes in public opinion, public research and consumer preferences could materially and adversely impact our business.

The high level of competition in the health club and fitness industry could materially and adversely affect our business.

We operate in a highly competitive market, with multiple industry segments competing for consumers’ share of the wallet allocated to fitness spend. While we operate specifically within the studio fitness category, we consider companies in the following key industry segments as potential competition: other studio fitness concepts; full-service health clubs; racquet, tennis, country and other athletic clubs; value-focused health clubs; and at-home fitness offerings, including digital fitness content. We also compete for qualified franchisees, management, fitness training professionals and other personnel. Our franchisees also compete for qualified fitness trainers. We may not be able to compete effectively in the regions in which we currently operate or those in which we may operate in the future. Competitors may attempt to copy our business model, or portions thereof, which could erode our market share and brand recognition and impair our growth rate and profitability. Competitors, including companies that are larger and have greater resources than us, may compete with us to attract members and qualified fitness trainers in our regions. Other studio fitness concepts may lower their prices or create lower-priced brand alternatives within our markets. Furthermore, due to the increased number of low-cost studio fitness alternatives, we may face increased competition if our

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

membership pricing increases or if discretionary spending declines. In addition, as we expand into new markets, we may face competitive challenges penetrating those markets due to, among other factors, competitors who may already have a significant presence in those markets, consumer unfamiliarity with our brand and our own unfamiliarity with the health and fitness market in such regions. Current and future competition may limit our and our franchisees’ ability to attract new members and retain existing members, may limit our ability to attract and retain new and existing franchisees and may hinder our franchisees’ ability to attract and retain qualified fitness trainers, which in each case could materially and adversely affect our business, results of operations and financial condition.

The continued growth of on-demand fitness classes could adversely affect our business, results of operations and financial condition.

At home on-demand fitness classes offer the benefit of a user-selected workout at home where users have the ability to vary the types of workouts they do on a daily basis, if desired. Many on-demand fitness classes can also be live streamed, allowing real-time interactions, including coaching cues from the class instructor. As the availability and variety of on-demand fitness classes (including live streaming classes) continue to grow, our members’ preferences may shift away from the in-studio experience, which is central to our business model, to at-home on-demand classes. Millennials, who represent one of the largest, most active demographic groups, in particular, may exhibit a shift in preference to on-demand fitness classes as they enter new life phases, such as parenthood, and, as a result, find new constraints placed on their free time. As such, on-demand workouts may become better suited for their lifestyles. If we fail to timely identify and effectively respond to any such shift in consumer preference, our business, results of operations and financial condition could be adversely affected.

Risks Related to Our Business Model and Strategy

Our financial results are affected by the number of franchises sold and studios we open and by the operating and financial results of such studios, which impact will become more significant as we continue to implement a variable franchise fee structure.

Under the terms of our franchise agreements, each of our franchisees is required to pay us an establishment fee upon signing a new franchise agreement, and monthly franchise and related fees throughout the term of the franchise agreement. A substantial portion of our revenue comes from such fees. For the year ended December 31, 2018 and the nine months ended September 30, 2019, we derived 42% and 49% of our revenue, respectively, from franchise revenue. As a result, our financial results depend on the number of franchises sold and number of open studios. If we are unable to sell new franchises that eventually open studios, or renew existing franchise agreements, our financial results would be adversely affected.

While historically our monthly franchise fees have generally been a flat monthly fee, commencing in July 2019, we have transitioned our model in the United States for new franchisees to a franchise fee based on the greater of a fixed monthly franchise fee or a percentage of gross monthly studio revenue. In select markets outside of the United States, and for renewals of existing franchisees in the United States, we are in the process of developing a strategy for transitioning to a similar model. We anticipate that monthly franchise fee payments by our franchisees, whether in the form of a flat fee or variable fee, will continue to represent a substantial portion of our revenue in the future. Accordingly, we are reliant on the performance of our franchisees in successfully operating their studios and generating sufficient revenue to enable them to pay monthly franchise fees and other fees to us on a timely basis. If our franchisees are not successful in operating their studios, they may not be able to pay required monthly franchise fees to us, which could harm our operating results through reduced franchise fee revenue. As we continue to implement the variable franchise fee structure, our financial

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

results will become even more dependent on the operational and financial results of our franchisees. Further, such shift in franchise fee structure will likely result in greater variability in our results from year to year and from quarter to quarter because our franchise fee revenue will be directly impacted by the sales performance of our franchisees. As a result, as this structure continues to be implemented, we expect period-to-period comparisons of our operating results to be less reliable as an indication of our performance for any future period.

If we fail to identify, recruit and contract with qualified franchisees, our ability to open new franchised studios and increase our revenue could be materially and adversely affected.

The opening of additional franchised studios depends, in part, upon the availability of prospective franchisees who meet our criteria. We may not be able to identify, recruit or contract with suitable franchisees in our target markets on a timely basis or at all. Although we have developed criteria to evaluate and screen prospective franchisees, our franchisees may not ultimately have the business acumen or be able to access the financial or management resources that they need to open and successfully operate the studios contemplated by their franchise agreements with us. Franchisees may elect to cease studio development for other reasons and applicable franchise laws may limit our ability to terminate or modify these franchise agreements. If we are unable to recruit suitable franchisees or if franchisees are unable or unwilling to open new studios as planned, our growth may be slower than anticipated, which could materially and adversely affect our ability to increase our revenue and materially and adversely affect our business, results of operations and financial condition.

If we are unable to renew our franchise agreements with our existing franchisees, our business, results of operations and financial condition would be materially and adversely affected.

Our business and results of operations depend on maintaining franchise agreements with our existing franchisees. Our typical franchise agreement has an initial five-year term. Upon the expiration of the initial term, we or the franchisee may, or may not, elect to renew the franchise agreement. Whether or not a franchise agreement is renewed is contingent on:

•	the franchisee’s execution of the then-current form of franchise agreement, which may include increased or different franchise fee revenue, marketing fees and other fees and costs;

•	the satisfaction of certain conditions, including re-equipment and remodeling of the studio and other requirements;

•	the payment of a renewal fee; and

•

other conditions which are outside our control, including those that impact our franchisees, such as economic conditions, their financial situation, the success of their studio, their other commitments and their ability to renew their studio lease on acceptable terms or to find a suitable alternative location.

Our franchisees’ ability to negotiate favorable terms on an expiring lease or to negotiate favorable terms on leases with renewal options, or conversely for a suitable alternative location, could depend on conditions in the real estate market, competition for desirable properties and our franchisees’ relationships with current and prospective landlords or may depend on other factors that are not within our or our franchisees’ control. As of September 30, 2019, the initial franchise term in respect of three, 31 and 146 franchise studios will expire during the remainder of 2019, 2020 and 2021, respectively. If we are unable to renew our franchise agreements in respect of such studios or a significant portion thereof, our business, results of operations and financial condition would be materially and adversely affected.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

The timing of the opening of franchises sold may differ materially from historical experience, and the number of new franchised studios that actually open in the future may differ materially from the number of signed commitments we currently have or anticipate from existing and new franchisees.

As of September 30, 2019, a significant number of franchises sold did not yet have open studios. Generally, each new studio will open approximately nine months after we have signed the franchise agreement with the franchisee. The timing of the opening of each new studio, however, is subject to many factors outside of our control, including those discussed below in “We have grown rapidly in recent years and have limited operating experience at our current scale of operations. If we fail to successfully implement our growth strategy, which includes new studio development by existing and new franchisees, our brand and ability to increase our revenue and operating profits could be materially and adversely affected,” and accordingly the timing of the opening of new studios may differ materially from historical experience. Further, as we continue to expand our business into new international markets, the risks our franchisees may face in such markets, such as political and economic instability, local laws and regulations and inadequate brand infrastructure, may result in longer periods for opening new studios.

A portion of our franchises sold may not ultimately open as new franchised studios. Approximately 3% and less than 1% of franchises sold in the nine months ended September 30, 2018 and September 30, 2019, respectively, were terminated. The historic conversion rate of signed commitments to new franchised studios may not be indicative of the conversion rates we will experience in the future and the total number of new studios actually opened in the future may differ materially from the number of signed commitments disclosed at any point in time. To the extent our franchisees are unable to open new studios as we anticipate, we will not realize the revenue growth that we expect. Our failure to add a significant number of new studios would adversely affect our ability to increase our revenue and income from operations.

We have limited control with respect to the operations of our franchisees, which could have a negative impact on our business, and our franchisees are impacted by factors that are beyond our control.

Franchisees are independent business operators and are not our employees, and we do not exercise control over the day-to-day operations of their studios. We provide training and support to franchisees, and set and monitor operational standards, but the quality of franchised studios may be diminished by any number of factors beyond our control. Franchisees may not successfully operate studios in a manner consistent with our standards and requirements, including those relating to our marketing strategy, applicable laws or regulations, or may not hire and train qualified trainers and other personnel. Further, we cannot be certain that our franchisees will have the business acumen or financial resources necessary to operate successful franchises in their approved locations. Applicable state franchise laws may limit our ability to terminate or modify franchise agreements with non-complying or unsuccessful franchisees. If franchisees do not operate to our expectations or if consumers have negative perceptions or experiences with our franchised studios, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide membership could decline significantly, which could reduce our franchise fees and other revenue.

As small business owners, some of our franchisees may be negatively and disproportionately impacted by strategic initiatives, capital requirements, negative economic conditions, including recession, inflation and increased unemployment levels, or other issues. Furthermore, franchisees’ business obligations may not be limited to the operation of our studios, making them subject to business and financial risks unrelated to the operation of our studios. These unrelated risks, and the effect of decreased consumer confidence or changes in consumer behavior, could materially harm our

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

franchisees’ financial condition, which would cause our franchise fees and other revenue to decline and materially and adversely affect our business, results of operations and financial condition as a result.

Moreover, although we believe we generally maintain positive working relationships with our franchisees, disputes with franchisees could damage our brand image and reputation and our relationships with our franchisees, generally.

The success of our business strategy depends on our ability to effectively manage and support our franchise system.

We operate under a nearly 100% franchise model. As such, the success of our business strategy depends on our franchise network, which requires ongoing support and oversight from us, including comprehensive training on membership marketing and day-to-day operations, business support systems, marketing support, management information systems and support with other systems and procedures. Failure to provide our franchisees with adequate training, support and resources could materially and adversely affect both our new and existing franchisees, as well as cause disputes between us and our franchisees. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.

We have grown rapidly in recent years and have limited operating experience at our current scale of operations. If we fail to successfully implement our growth strategy, which includes new studio development by existing and new franchisees, our brand and ability to increase our revenue and operating profits could be materially and adversely affected.

We have expanded our operations rapidly and have limited operating experience at our current size. For example, we sold some of our first franchises to members of our original studio, and opened nearly 200 studios over the following 30 months. In just six years, we have expanded to 1,760 franchises sold in 48 countries, including 1,045 open studios, as of September 30, 2019. In addition, we have increased our employee headcount as our operations have expanded, and we expect headcount growth to continue for the foreseeable future. Our growth strategy relies substantially upon new studio openings by existing and new franchisees, and we are continuously seeking to identify target markets where we can enter or expand, taking into account numerous factors such as the location of our current studios, demographics and traffic patterns. Our franchisees face many challenges in opening new studios, including:

•	availability and cost of financing;

•	selection and availability of suitable studio locations;

•	competition for studio sites;

•	negotiation of acceptable lease and financing terms;

•	securing required domestic or foreign governmental permits and approvals, including zoning approvals;

•	health and fitness trends in new geographic regions and acceptance of our offerings;

•	employment, training and retention of qualified personnel in local markets;

•	ability to open new studios during the timeframes we and our franchisees expect;

•	the general legal and regulatory landscape in which their studios operate;

•	determining and setting appropriate membership fees to ensure the success of their studios; and

•	general economic and business conditions.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

In particular, because new studio development is funded entirely by franchisee investment, our growth strategy is dependent on our franchisees’ (or prospective franchisees’) ability to access funds to finance such development. Franchisees of new studios may have difficulty securing adequate financing, particularly in new markets, where there may be a lack of adequate history and brand familiarity. If our franchisees or prospective franchisees are not able to obtain financing at commercially reasonable rates, or at all, they may be unwilling or unable to invest in the development of new studios, and our future growth could be materially and adversely affected.

In addition, our franchisees’ ability to successfully open and operate new studios in new or existing markets may be adversely affected by a lack of awareness or acceptance of our brand, as well as a lack of existing marketing efforts and operational execution in these new markets. To the extent that we are unable to implement effective marketing and promotional programs and foster recognition and affinity for our brand in new markets, our franchisees’ new studios may not perform as expected, and our growth may be significantly delayed or impaired. In addition, new studios may not be successful or our average studio membership sales may not increase at historical rates, which could materially and adversely affect our business, results of operations and financial condition.

If we and our franchisees are unable to identify and secure suitable sites for new franchise studios, our revenue growth rate and operating profits may be negatively impacted.

To successfully expand our business, we, along with our franchisees, must identify and secure sites for new franchise studios that meet our established criteria. In addition to finding sites with the right demographic and other measures we employ in our selection process, we also evaluate the penetration of our competitors in the market. We and our franchisees face significant competition for sites that meet our criteria, and as a result we and our franchisees may lose those sites, our competitors could copy our format or our franchisees could be forced to pay significantly higher lease payments for those sites. If we and our franchisees are unable to identify and secure sites for new studios, our revenue growth rate and operating profits may be negatively impacted. Additionally, if our or our franchisees’ analysis of the suitability of a studio site is incorrect, our franchisees may not be able to recover the capital investment in developing and building the new studio and in turn may not be able to pay required royalties to us.

As we increase our number of studios, our franchisees may also open studios in higher-cost geographies, which could entail greater lease payments and construction costs, among others. The higher level of invested capital at these studios may require higher operating margins and higher net income per studio to produce the level of return our franchisees and potential franchisees expect. Failure to provide this level of return could materially and adversely affect our business, results of operations and financial condition.

Opening new studios in close proximity may negatively impact our existing studios’ revenue and profitability.

As of September 30, 2019, we had franchises sold in 48 countries, and we plan to open many new studios in the future, some of which will be in existing markets. We intend to continue opening new franchise studios in our existing markets as part of our growth strategy, some of which may be located in close proximity to studios already in those markets. Opening new studios in close proximity to existing studios may attract some memberships away from those existing studios, which may lead to diminished revenue and profitability for us and our franchisees rather than increased market share, especially as we continue to move to a percentage of gross monthly studio revenue based franchise fee model. In addition, as a result of new studios opening in existing markets and because older studios will represent an increasing proportion of our studio base over time, our same store sales increases may be lower in future periods than they have been historically.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Our franchisees may incur rising costs related to construction of new studios and maintenance of existing studios, which could materially and adversely affect the attractiveness of our franchise model, and in turn our business, results of operations and financial condition.

Our studios require both upfront and ongoing investments, including periodic remodeling and equipment replacement. If our franchisees’ costs are greater than expected, franchisees may not achieve their expected targeted return. In addition, increased costs may result in lower profits to the franchisees, which may cause them to terminate their franchise agreement or make it harder for us to attract new franchisees, which in turn could materially and adversely affect our business, results of operations and financial condition.

In addition, if a franchisee is unwilling or unable to acquire the necessary financing to invest in the maintenance and upkeep of its studios, including periodic remodeling and replacement of equipment, the quality of its studios could deteriorate, which may have a negative impact on our brand image and our ability to attract and maintain members, which in turn may have a negative impact on our business, results of operations and financial condition.

If we are unable to sustain pricing levels for our establishment fees, World Pack and franchise fees, our business could be adversely affected.

If we are unable to sustain pricing levels for our establishment fees, World Pack and franchise fees, whether due to competitive pressure or otherwise, our revenue and operating profit could be significantly reduced. Further, our decisions around the development of new ancillary products and services are grounded in assumptions about eventual pricing levels. If there is price compression in the market after these decisions are made, it could have a negative effect on our business.

If our relations with existing or potential franchisees deteriorate, our business could be adversely affected.

Our growth depends on maintaining good relations with our franchisees. Franchisees, as independent business operators, may from time to time disagree with us and our strategies regarding the business or our interpretation of our respective rights and obligations under our franchise agreements, including with respect to alleged breaches of contract or wrongful termination under the franchise arrangements. Disagreement may lead to disputes with our franchisees, and we expect such disputes to occur from time to time. Disputes between us and our franchisees, whether in court or otherwise, could relate to either party’s violation of its contractual obligations. We may also engage in litigation with franchisees to enforce the terms of our franchise agreements and compliance with our brand standards as we determine necessary to protect our brand, the consistency of our studios and the customer experience or to enforce our contractual indemnification rights if we are brought into a matter involving a third party due to the franchisee’s alleged acts or omissions. In addition, we may be subject to claims by our franchisees relating to our franchise disclosure document, or FDD, including claims based on financial information contained in our FDD. Furthermore, existing and future franchise-related legislation could subject us to additional litigation risk in the event we terminate or fail to renew a franchise relationship. Unfavorable judgments or settlements relating to franchisee disputes could result in monetary or injunctive relief against us, including the voiding of non-compete, territorial exclusivity or other development-related provisions upon which we rely. Any negative outcome in such disputes could materially and adversely affect our results of operations as well as our ability to expand our franchise system and may damage our reputation and brand. To the extent that we have disputes with our franchisees, the attention, time and financial resources of our management and our franchisees will be diverted from the operation of our business, which could have a material adverse effect on our business, results of operations, financial condition and cash flows. Even our success in franchisee disputes could damage our franchisees’ finances or operations, or our relationships with them or our ability to attract new franchisees.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Our business is subject to various franchise laws and regulations, and changes in such laws and regulations, or failure to comply with existing or future laws and regulations, and other legal developments that impact franchising could materially and adversely affect our business.

As a franchised business, we are subject to the FTC Franchise Rule, which is a trade regulation imposed on franchising promulgated by the FTC that regulates the offer and sale of franchises in the United States and that requires us to provide to all prospective franchisees certain mandatory disclosure in an FDD. In addition, we are subject to state franchise registration and disclosure laws in a number of states that regulate the offer and sale of franchises by requiring us, unless otherwise exempt, to register our franchise offering in those states prior to our making any offer or sale of a franchise in those states and to provide an FDD to prospective franchisees in accordance with such laws. We are also subject to franchise registration and disclosure laws in other countries in which we operate, including Australia, Canada, China, France, French Polynesia, Indonesia, Malaysia, Mexico, New Caledonia, Russia, South Africa, South Korea, Spain, Taiwan and the United States, that regulate the offer and sale of franchises by requiring us, unless otherwise exempt, to register a franchise disclosure document in a prescribed format and to provide that franchise disclosure document to prospective franchisees, in accordance with such laws, and that regulate certain aspects of the franchise relationship. We are currently subject to similar laws in other countries in which we currently offer franchises, and we may also become subject to laws in additional countries in the future. We may not currently be, or in the past we may not have been, in compliance with all applicable franchise registration and disclosure laws. Further, as we expand into new markets outside of our more significant markets of Australia, New Zealand, Canada, the United States, the United Kingdom and Singapore, we may have limited knowledge of local franchise laws and regulations and may take time to apprise ourselves of such laws and regulations. Failure to comply with applicable franchise registration and disclosure laws may result in a franchisee’s right to rescind its franchise agreement and damages, and may result in investigations or actions from federal, state or local franchise authorities, civil fines or penalties and stop orders, among other remedies.

We are also subject to franchise relationship laws in a number of jurisdictions that regulate many aspects of the franchise relationship including, depending upon the jurisdiction, renewals and terminations of franchise agreements, franchise transfers, the applicable law and venue in which franchise disputes may be resolved, discrimination and franchisees’ right to associate, among others. Our failure to comply with such franchise relationship laws could result in fines, damages and our inability to enforce franchise agreements where we have violated such laws. Any non-compliance on our part could result in liability to franchisees and regulatory authorities, inability to enforce our franchise agreements and a reduction in our anticipated franchise fee revenue, which in turn may materially and adversely affect our business and results of operations.

We and our franchisees are also subject to the U.S. Fair Labor Standards Act of 1938, as amended, and various other laws in the United States, Canada, Australia and other foreign jurisdictions governing such matters as minimum-wage requirements, overtime and other working conditions. A number of our franchisees’ employees may be paid at rates related to the U.S. federal or state minimum wage, and the U.S. federal and/or state minimum wage may increase. Any increases in labor costs might result in our franchisees inadequately staffing studios. In addition, such increases in labor costs and other changes in labor laws could affect studio performance and quality of service, decrease franchise fee revenue and adversely affect our brand.

Our and our franchisees’ operations and properties are subject to extensive federal, international, state, provincial and local laws and regulations, including those relating to environmental, building and zoning requirements. Failure to comply with these legal requirements could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability, which could materially and adversely affect our business.

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We and our franchisees are responsible for compliance with applicable laws that regulate the relationship between studios and their members. Many jurisdictions have consumer protection regulations that may limit the collection of membership dues or fees prior to opening, require certain disclosures of pricing information, mandate the maximum length of contracts and “cooling off” periods for members (after the purchase of a membership), set escrow and bond requirements for studios, govern member rights in the event of a member relocation or disability, provide for specific member rights when a studio closes or relocates, or preclude automatic membership renewals. Our franchisees’ failure to comply fully with these rules or requirements may subject us or our franchisees to fines, penalties, damages and civil liability, or result in membership contracts being void or voidable. In addition, any changes to such laws or in their interpretation could individually or in the aggregate cause us to change or limit our business practices, which may make our business model less attractive to our franchisees or our members.

Uncertainty in the law with respect to the assignment of liabilities in the franchise business model could adversely impact our profitability.

One of the legal foundations fundamental to the franchise business model has been that, absent special circumstances, a franchisor is generally not responsible for the acts, omissions, or liabilities of its franchisees, whether with respect to the franchisees’ employees or otherwise. In the last several years, this principle has been the subject of differing and inconsistent interpretations at the National Labor Relations Board and in the courts, and the question of whether a franchisor can be held liable for the actions or liabilities of a franchisee under a vicarious liability theory, sometimes called “joint employer,” has become highly fact dependent and generally uncertain. A determination that we are a “joint employer” with our franchisees or that our franchisees are part of one unified system subject to joint and several liability could subject us and/or our franchisees to liability for employment-related and other liabilities of our franchisees and could cause us to incur other costs that have a material adverse effect on our results of operations. Additionally, in certain jurisdictions, including Australia, we may be liable if our franchisees fail to comply with employment and work health safety legislation. Any finding that we are liable for such non-compliance could adversely affect our business, results of operations and financial condition.

We are subject to a variety of additional risks associated with our franchisees.

Our franchise business model subjects us to all of the risks described above and a number of other risks, any one of which may impact our franchise fee revenue collected from our franchisees, may harm the goodwill associated with our brand and may materially and adversely impact our business and results of operations. Additional risks include the following:

Franchisee litigation; effects of regulatory efforts.    We and our franchisees are subject to a variety of litigation risks, including, but not limited to, member claims, personal injury claims, vicarious liability claims, litigation with or involving our relationship with franchisees, litigation alleging that the franchisees are our employees or that we are the co-employer of our franchisees’ employees, employee allegations against the franchisee or us of improper termination, discrimination or employee classification, landlord/tenant disputes and intellectual property claims, among others. Each of these claims may increase costs, reduce the execution of new franchise agreements and affect the scope and terms of insurance or indemnifications we and our franchisees may have. In addition, we and our franchisees are subject to various regulatory efforts to enforce employment laws, such as efforts to categorize franchisors as the co-employers of their franchisees’ employees, legislation to categorize individual franchised businesses as large employers for the purposes of various employment benefits, and other legislation or regulations that may have a disproportionate impact on franchisors and/or franchised businesses. Any of these changes could impose greater costs and regulatory burdens on franchising and negatively affect our ability to sell new franchises.

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Pursuant to 17. C.F.R. Section 200.83

Franchisee insurance.    Our franchise agreements require each franchisee to maintain certain insurance types and levels of coverage. Losses arising from certain extraordinary hazards, however, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks, or franchisees may fail to procure the required insurance. Moreover, any loss incurred could exceed policy limits and policy payments made to franchisees may not be made on a timely basis. Any such loss or delay in payment could have a material adverse effect on a franchisee’s ability to satisfy its obligations under its franchise agreement or other contractual obligations, which could cause a franchisee to terminate its franchise agreement and, in turn, negatively affect our operating and financial results.

Franchise agreements and franchisee relationships.    Our franchisees develop and operate their studios under terms set forth in our franchise agreements. These agreements give rise to long-term relationships that involve a complex set of mutual obligations and mutual cooperation. We have a standard agreement that we typically use with our franchisees, but various franchisees have negotiated specific terms in these agreements. Furthermore, we may from time to time negotiate terms of our franchise agreements with individual franchisees or groups of franchisees. We seek to have positive relationships with our franchisees, based in part on our common understanding of our mutual rights and obligations under our agreements, to enable both the franchisees’ business and our business to be successful. However, we and our franchisees may not always maintain a positive relationship or always interpret our agreements in the same way. Our failure to have positive relationships with our franchisees could individually or in the aggregate cause us to change or limit our business practices, which may make our business model less attractive to our franchisees or our members.

While revenue from franchisees are not concentrated among one party or a small number of parties, the success of our business does depend in large part on our ability to maintain contractual relationships with franchisees in profitable studios. A typical franchise agreement has a five-year term. As of September 30, 2019, our largest franchisee group accounted for only 1.25% of our franchisees sold. If we fail to maintain or renew our contractual relationships on acceptable terms, or if one or more of these significant franchisees were to become insolvent or otherwise were unwilling to pay amounts due to us, our business, reputation, results of operations and financial condition could be materially and adversely affected.

Franchise agreement termination.    Each franchise agreement is subject to termination by us, as the franchisor, in the event of a default, generally after expiration of applicable cure periods, although, under certain circumstances, a franchise agreement may be terminated by us upon notice without an opportunity to cure. The default provisions under the franchise agreements are drafted broadly to provide that we may terminate the agreement in the event of a breach. Such breach may include, among other things, any failure by the franchisee to meet operating standards and franchisee actions that may threaten the licensed intellectual property. In some regions in which we operate, a franchisee may have a right to terminate its franchise agreement under certain circumstances.

Franchisee turnover.    There can be no guarantee of the retention in the future of any franchisees, including the top performing franchisees, or that we will maintain the ability to attract, retain and motivate sufficient numbers of franchisees of the same caliber. The quality of existing franchisee operations may be diminished by factors beyond our control, including franchisees’ failure or inability to hire or retain qualified managers and other personnel. Training of managers and other personnel may be inadequate. These and other such negative factors could materially and adversely affect our business.

Bankruptcy of franchisees.    A franchisee bankruptcy could have a substantial negative impact on our ability to collect payments due under such franchisee’s franchise agreement(s). In a franchisee bankruptcy, the bankruptcy trustee may reject its franchise agreement(s), development area(s) and/or

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franchisee lease/sublease pursuant to Section 365 under the U.S. bankruptcy code or similar laws in other countries, in which case there would be no further franchise fee payments from such franchisee, and we may not ultimately recover those payments in a bankruptcy proceeding of such franchisee in connection with a damage claim resulting from such rejection.

Franchisee changes in control.    Our franchises are operated by independent business owners. Although we have the right to approve franchise owners, and any transferee owners, it can be difficult to predict in advance whether a particular franchise owner will be successful. If an individual franchise owner is unable to successfully establish, manage and operate the studio, the performance and quality of service of the studio could be adversely affected, which could reduce memberships and negatively affect our franchise fee revenue and brand image. Although our agreements prohibit “changes in control” of a franchisee without our prior consent as the franchisor, a franchise owner may desire to transfer a studio to a transferee franchisee. In addition, our franchise agreements in several regions, including the United States, provide that in the event of the death or disability of a franchisee (if a natural person) or a principal of a franchisee entity, the executors and representatives of the franchisee are required to transfer the relevant franchise agreements to a successor franchisee approved by the franchisor. In any transfer situation, the transferee may not be able to perform the former franchisee’s obligations under the franchise agreement and successfully operate the studio. In such a case, the performance and quality of service of the studio could be adversely affected, which could also reduce memberships and negatively affect our franchise fee revenue and brand image.

Some of our franchisees are operating entities.    Franchisees may be natural persons or legal entities. Our franchisees that are operating companies (as opposed to limited purpose entities) are subject to business, credit, financial and other risks, which may be unrelated to the operation of their studios. These unrelated risks could materially and adversely affect a franchisee that is an operating company and its ability to service its members and maintain studio operations while making franchise fee payments, which in turn may materially and adversely affect our business and results of operations.

General Business Risks

Our success depends substantially on the value of our brand.

Our success is dependent in large part upon our ability to maintain and enhance the value of our brand, including our studio members’ connection to our brand. Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Our reliance on social media as a marketing strategy makes us particularly susceptible to widespread negative publicity.

Incidents which could damage our brand may relate to our policies, the way we manage our relationships with our franchisees, our growth strategies, our development efforts or the ordinary course of our or our franchisees’ businesses. Other incidents that could be damaging to our brand may arise from events that are or may be beyond our control, such as:

•	actions taken (or not taken) by one or more franchisees or their employees relating to health, safety, welfare or otherwise;

•	data security breaches or fraudulent activities associated with our and our franchisees’ electronic payment systems;

•	litigation and legal claims;

•	third-party misappropriation, dilution or infringement or other violation of our intellectual property;

•	illegal activity targeted at us or others; or

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•	conduct by individuals affiliated with us which could violate ethical standards or otherwise harm the reputation of our brand.

Consumer demand for our studios and our brand’s value could diminish significantly if any such incidents or other matters erode consumer confidence in us or our studios, which would likely result in fewer memberships sold or renewed. If studio memberships decline, prospective franchisees may not open new studios, existing franchisees may not renew their franchise agreements and studio sales may decline, all of which would lower franchise fee revenue, which in turn could materially and adversely affect our business, results of operations and financial condition.

Our marketing strategy relies on the use of social media platforms and any negative publicity on such social media platforms may adversely affect the public perception of our brand which in turn could have a material and adverse effect on our business, results of operations and financial condition. In addition, our use of social media could subject us to fines or other penalties.

We rely on social media marketing, through Instagram, YouTube and Facebook, as a means to engage with our existing members as well as attract new members. Existing and new members alike interact with the brand both organically, through posts by the F45 Training community, as well as through dedicated F45 Training social media accounts. While the use of social media platforms allows us access to a broad audience of consumers and other interested persons, our use of, and reliance on, social media as a key marketing tool exposes us to significant risk of widespread negatively publicity. Social media users generally have the ability to post information to social media platforms without filters or checks on accuracy of the content posted. Information concerning us or our brand may be posted on such platforms at any time. Such information may be adverse to our interests or may be inaccurate, each of which can harm our reputation and value of our brand. The harm may be immediate without affording us an opportunity for redress or correction. In addition, social media platforms provide users with access to such a broad audience that collective action against our studios, such as boycotts, can be more easily organized. If such actions were organized, we could suffer reputational damage as well as physical damage to our studios. Social media platforms may be used to attack us, our information security systems and our reputation, including through use of spam, spyware, ransomware, phishing and social engineering, viruses, worms, malware, distributed denial of service attacks, password attacks, “Man in the Middle” attacks, cybersquatting, impersonation of employees or officers, abuse of comments and message boards, fake reviews, doxing and swatting. As such, the dissemination of information on social media platforms and other online platforms could materially and adversely affect our business, results of operations and financial condition, regardless of the information’s accuracy.

In addition, our use of social media platforms as a marketing tool could also subject us to fines or other penalties. As laws and regulations, including those from the Federal Trade Commission, or FTC, and enforcement rapidly evolve to govern the use of these platforms, the failure by us, our employees, our franchisees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could materially and adversely impact our and our franchisees’ business, results of operations and financial condition or subject us to fines or other penalties.

If we fail to obtain and retain high-profile strategic partnership arrangements, or if the reputation of any of our partners is impaired, our business may suffer.

A principal component of our marketing program has been to collaborate with high-profile marketing partners, such as Mark Wahlberg, to help us extend the reach of our brand. Although we have collaborated with several well-known partners in this manner, we may not be able to attract and collaborate with new marketing partners in the future. In addition, if the actions of our partners were to

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damage their or our reputation, our partnerships may be less attractive to our current or prospective members. Any of these failures by us or our partners could materially and adversely affect our business and revenue.

We rely on consumer discretionary spending, which may be adversely affected by economic downturns and other macroeconomic conditions or trends.

Our business and results of operations are subject to global economic conditions and their impact on consumer discretionary spending. Some of the factors that may negatively influence consumer spending include high levels of unemployment, higher consumer debt levels, reductions in net worth, declines in asset values and related market uncertainty, home foreclosures and reductions in home values, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, fluctuating commodity prices, and general uncertainty regarding the overall future of the political and economic environment. Consumer purchases of discretionary items, such as memberships and workout packs at our studios, generally decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence. If consumer purchases of memberships and workout packs at our studios decline, our franchise fee revenue may be adversely affected. In addition, during an economic downturn, existing franchisees may elect not to renew their franchise agreements with us, and prospective franchisees may opt not to enter into a franchise agreement with us, each of which could have a material and adverse effect on our business, results of operations and financial condition.

We and our franchisees may be unable to attract and retain members, which would materially and adversely affect our business, results of operations and financial condition.

The success of our business depends on our and our franchisees’ ability to attract and retain members. Our and our franchisees’ marketing efforts may not be successful in attracting members to studios, and membership levels may materially decline over time, especially at studios in operation for an extended period of time. Members may cancel their memberships at any time after giving proper advance written notice, subject to an initial minimum term applicable to certain memberships. Our franchisees may also cancel or suspend memberships if a member fails to provide payment for an extended period of time. In addition, we experience attrition and we and our franchisees must continually engage existing members and attract new members in order to maintain membership levels. It is possible that a portion of our member base may not regularly use our studios and may cancel their memberships. Some of the factors that could lead to a decline in membership levels include, among other factors:

•	changing desires and behaviors of consumers or their perception of our brand;

•	changes in discretionary spending trends;

•	market maturity or saturation;

•	a decline in our ability to deliver quality service at a competitive price;

•	a failure to introduce new features, products or services that members find engaging;

•	the introduction of new products or services, or changes to existing products and services, that are not favorably received;

•	technical or other problems that affect the member experience;

•	an increase in monthly membership dues due to inflation;

•	direct and indirect competition in our industry;

•	a decline in the public’s interest in health and fitness; and

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•	a general deterioration of economic conditions or a change in consumer spending preferences or buying trends.

In order to increase membership levels, our franchisees may from time to time offer promotions or lower monthly dues or annual fees. If our franchisees are not successful in optimizing pricing or finding other ways to add memberships in new and existing studios, our membership levels may decrease, and in turn growth in monthly membership dues or annual fees may suffer, which will have an increasing impact on our financial results as we continue to move to a percentage of gross monthly studio revenue based franchise fee model. Any decrease in our average dues or fees or higher membership costs may materially and adversely impact our results of operations and financial condition. Additionally, further expansion into international markets may create new challenges in attracting and retaining members that we may not successfully address, as these markets carry unique risks as discussed below. As a result of these factors, we cannot be certain that our membership levels will be adequate to maintain or permit the expansion of our operations. A decline in membership levels would have an adverse effect on our business, results of operations and financial condition.

We have identified three material weaknesses in our internal control over financial reporting and if our remediation of such material weaknesses is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

In the course of preparing our financial statements for 2018 and 2017, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses related to a failure to properly design our financial closing and reporting process to record, review and monitor compliance with generally accepted accounting principles for transactions on a timely basis. This includes an inadequate level of precision in management’s reviews of accounting documentation and journal entries, including a lack of evidence to support that a review had been performed. In addition, a lack of segregation of duties existed in certain key financial reporting processes, including a lack of separation between the preparer and reviewer of journal entries; individual users with administrative access to the general ledger, billing and payroll systems also having access to post journal entries; and insufficient implementation of the automated approval hierarchy for invoices in our billing system to ensure reviews were being performed by the appropriate personnel. Lastly, a lack of formal documentation of policies and internal controls being followed by us existed, including, but not limited to, entity-level controls involving risk assessment procedures and conclusions, tools to prevent a cybersecurity breach and controls designed to prevent or detect fraud. We have concluded that these material weaknesses in our internal control over financial reporting occurred because, prior to this offering, we were a private company and did not have the necessary business processes, systems, personnel and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company.

We are currently working on remediation steps, but will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. Furthermore, we cannot assure you that any such actions will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results

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or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE.

Economic, political and other risks associated with our international operations could adversely affect our profitability and international growth prospects.

As of September 30, 2019, we had franchises sold in 48 countries around the world.

Our international operations are subject to a number of risks inherent to operating in foreign countries, and any expansion of our international operations will increase the impact of these risks. These risks include, among others:

•	inadequate brand infrastructure within foreign countries to support our international activities;

•	inconsistent regulation or sudden policy changes by foreign agencies or governments;

•	the collection of royalties from foreign franchisees;

•	difficulty of enforcing contractual obligations of foreign franchisees;

•	increased costs in maintaining international franchise and marketing efforts;

•	problems entering international markets with different cultural bases and consumer preferences;

•	political and economic instability of foreign markets;

•	compliance with laws and regulations applicable to international operations, such as the Foreign Corrupt Practices Act and regulations promulgated by the Office of Foreign Asset Control;

•	fluctuations in foreign currency exchange rates; and

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operating in new, developing or other markets in which there are significant uncertainties regarding the interpretation, application and enforceability of laws and regulations relating to contract and intellectual property rights.

As a result, new studios facing these risks in international markets may be less successful than studios in our existing markets. Further, effectively managing growth can be challenging, particularly as we continue to expand into new international markets where we must balance the need for flexibility and a degree of autonomy for local management against the need for consistency with our mission and standards.

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Pursuant to 17. C.F.R. Section 200.83

Fluctuations in currency exchange rates could negatively impact our business.

We transact business in various currencies other than the U.S. dollar and have significant royalties and expenses denominated in currencies other than the U.S. dollar, subjecting us to currency exchange rate risks. A substantial portion of our international royalties and expenses are denominated in local currencies, including Australian dollars, euros, British pounds, Canadian dollar and Singaporean dollar, which fluctuate against the U.S. dollar. Since we derive significant royalties from our international operations, but incur the majority of our costs in the United States, the impact of foreign currency fluctuations, particularly the strengthening of the U.S. dollar, may have an asymmetric and disproportional impact on our business.

Our planned growth could place strains on our management, employees, information systems and internal controls, which may materially and adversely impact our business.

Over the past several years, we have experienced significant growth in our business activities and operations, including an increase in the number of system-wide studios. Our past expansion has placed, and our planned future expansion may place, significant demands on our administrative, operational, financial and other resources. Any failure to manage growth effectively could seriously harm our business. To be successful, we will need to continue to implement and improve our management information systems and our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, legal, human resources, risk management, marketing, technology, sales and operations functions. These processes are time-consuming and expensive, increase management responsibilities and divert management attention, and we may not realize a return on our investment. In addition, we believe the culture we foster at our studios is an important contributor to our success. However, as we expand, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our expanded operations. These risks may be heightened as our business continues to scale. In 2018, we had 279 new studio openings, compared to 234 in 2017 and 172 in 2016. Our failure to successfully keep pace with our planned expansion of studios could materially and adversely impact our business.

We depend upon third-party licenses for the use of music to supplement our workouts and workout tutorials. An adverse change to, loss of, or claim that we or our franchisees do not hold necessary licenses may have an adverse effect on our business, results of operations and financial condition.

We use music to supplement our workouts. To secure the rights to use music to supplement our workouts and workout tutorials, we or our franchisees generally must obtain licenses from rights holders such as record labels, music publishers, performing rights organizations, collecting societies, artists and other copyright owners or their agents.

The process of obtaining licenses involves identifying and negotiating with many rights holders, some of whom are unknown or difficult to identify, and implicates a myriad of complex and evolving legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed and by whom. Rights holders also may attempt to take advantage of their market power to seek onerous financial terms from us. Our relationship with certain rights holders may deteriorate. Artists and/or artist groups may object and may exert public or private pressure on rights holders to discontinue or to modify license terms. Additionally, there is a risk that aspiring rights holders, their agents, or legislative or regulatory bodies will create or attempt to create new rights that could require us to enter into new license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify.

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We require our franchisees to secure certain music licenses to use music in our studios and to supplement our workouts. Any failure to secure such licenses or to comply with the terms and conditions of such licenses may lead to third party claims or lawsuits and/or have an adverse effect on our business.

We or our franchisees generally need to obtain public performance licenses for the use of musical compositions in our studios and to supplement our workouts. In the United States, public performance rights for musical compositions are secured from music publishers, individual artists, or, more typically, through intermediaries known as performing rights organizations, or PROs, which (a) issue blanket licenses to copyright users for the public performance of compositions in their repertory, (b) collect royalties under those licenses, and (c) distribute such royalties to copyright owners. We require our franchisees to enter into and maintain requisite licenses for their use of musical compositions with our workouts from the appropriate PROs. The royalty rates available from PROs today may not be available in the future. Licenses provided by two PROs, ASCAP and BMI, currently are governed by consent decrees, which were agreements between each of the two PROs, on the one hand, and by the U.S. Department of Justice, on the other hand, in an effort to curb anti-competitive conduct. Removal of, or changes to the terms or interpretation of, these agreements which is currently under consideration by the U.S. Department of Justice, could affect our franchisees’ ability to obtain licenses from these PROs on current and/or otherwise favorable terms, which could harm our business, results of operations and financial condition.

Additionally, licenses with PROs and collecting societies may not provide full coverage for performance of all of the musical compositions which we use in our studios in the countries in which we operate or which we may operate in the future. Some publishers, songwriters and other rights holders choose not to be represented by PROs or collecting societies, adversely affecting our ability to secure licensing arrangements for musical compositions that such rights holders own or control.

In addition to public performance licenses, we generally may need to obtain additional music licenses in connection with the musical ‘daily mixes’ that we share with our franchisees. Any failure to obtain such licenses or to comply with the terms and conditions of such licenses may lead to third party claims or lawsuits and/or have an adverse effect on our business.

In addition to the licenses secured by our franchisees, we generally may need to obtain additional licenses from rights holders of musical compositions and sound recordings, which may include individual artists, record labels, PROs and/or music publishers and administrators. We note that we cannot compel any such rights holders to license their music to us, and the licenses we are able to obtain may not cover every right that we need. We also note that identifying all rights holders for a given musical work can be challenging and, given the high level of content concentration in the music industry, the market power of a few licensors and the lack of transparent ownership information for compositions and sound recordings, we may be unable to license a large amount of music or the music of certain popular artists, which could harm our business, results of operations and financial condition.

We received a demand letter alleging possible infringement of certain compositions and recordings from Universal Music Group, with whom we have entered into a tolling agreement and have ongoing discussions. We have received demand letters from Australasian Performing Right Association and the Australian Mechanical Copyright Owners-Society, or APRA AMCOS, and the Phonographic Performance Company of Australia Ltd., or the PPCA. We are in discussions with APRA AMCOS and the PPCA with respect to licensing arrangements. There can be no assurance that we will not have to go through a similar process with other rights holders. Further, there can be no assurance that any licensing arrangements entered into with APPRA AMCOS, PPCA or any other rights holder will address or eliminate potential liability for prior infringements or violations of rights.

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Pursuant to 17. C.F.R. Section 200.83

Although we seek to comply with the statutory, regulatory and judicial frameworks with respect to the use of music in our studios and to supplement our workouts and workout tutorials, we cannot guarantee that we or our franchisees currently hold, or will always hold, every necessary right to use all of the music that is used in connection with our workouts and workout tutorials, and we cannot assure you that neither we nor our franchisees are infringing or violating any third-party intellectual property rights or that we or our franchisees will not do so in the future.

These challenges, and others concerning the use of music in connection with our workouts and workout tutorials, may subject us to significant music royalty payments and significant liability for copyright infringement, breach of contract or other claims.

Our intellectual property rights, including trademarks and trade names, may be infringed, misappropriated or challenged by others.

Our brand and related intellectual property are important to our continued success. We seek to protect our trademarks, trade names, copyrights and other intellectual property by exercising our rights under applicable state, provincial, federal and international laws. Policing unauthorized use and other violations of our intellectual property rights is difficult and the steps we take may not prevent misappropriation, infringement or other violations of our intellectual property. If we were to fail to successfully protect our intellectual property rights for any reason, or if any third party misappropriates, dilutes or infringes our intellectual property, the value of our brand may be harmed, which could have an adverse effect on our business, results of operations and financial condition. Any damage to our reputation could cause membership levels to decline or make it more difficult to attract new members.

We may also from time to time be required to initiate litigation to enforce our trademarks, service marks and other intellectual property. Third parties may also assert that we have infringed, misappropriated or otherwise violated their intellectual property rights, which could lead to litigation against us. Litigation is inherently uncertain and could divert the attention of management, result in substantial costs and diversion of resources and negatively affect our membership sales and profitability regardless of whether we are able to successfully enforce or defend our rights.

We face risks, such as unforeseen costs and potential liability in connection with content we produce, license and distribute through our content delivery platform.

As a producer and distributor of content, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of materials that we produce, license and distribute. We also may face potential liability for content used in promoting our studios and workouts, including marketing materials. We may decide to remove content from our workouts, not to place certain content in our studios, or to discontinue or alter our production of certain types of content if we believe such content might not be well received by our members or could be damaging to our brand and business.

To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately does not appear on or is removed from our studios, or if we become liable for content we produce, license or distribute, our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could harm our results of operations. We may not be indemnified against claims or costs of these types and we may not have insurance coverage for these types of claims.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

We and our franchisees rely heavily on information systems, and any material failure, interruption or weakness may prevent us from effectively operating our business and damage our reputation.

We and our franchisees increasingly rely on information systems, including our technology-enabled platform through which we distribute workouts to our global franchisee base, point-of-sale processing systems and other information systems managed by third parties, to interact with our franchisees and members, book workouts and collect, maintain and store member information, billing information and other personally identifiable information, including for the operation of studios, collection of cash, legal and regulatory compliance, management of our supply chain, accounting, staffing, payment of obligations, ACH transactions, credit and debit card transactions and other processes and procedures. Our and our franchisees’ ability to efficiently and effectively manage our respective businesses depends significantly on the reliability and capacity of these systems, and any potential failure of third parties to provide quality uninterrupted service is beyond our control.

Our and our franchisees’ operations depend upon our ability, and the ability of our franchisees and third-party service providers (as well as their third-party service providers), to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, denial-of-service attacks and other disruptions. The failure of these systems to operate effectively, stemming from maintenance problems, upgrading or transitioning to new platforms, expanding our systems as we grow, a breach in security or other unanticipated problems, could result in interruptions to or delays in our business and member service and reduce efficiency in our operations. In addition, the implementation of technology changes and upgrades to maintain current and integrate new systems may also cause service interruptions, operational delays due to the learning curve associated with using a new system, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. If our information systems, or those of our franchisees and third-party service providers (as well as their third-party service providers), fail and our or our partners’ third-party back-up or disaster recovery plans are not adequate to address such failures, our revenue and profits could be reduced and the reputation of our brand and our business could be materially and adversely affected.

If we or our franchisees fail to properly maintain the confidentiality and integrity of our data, our reputation and business could be materially and adversely affected.

In the ordinary course of business, we and our franchisees transmit and collect studio member and employee data, including home address, gender, dates of birth and other highly sensitive personally identifiable information in information systems that we maintain and in those maintained by franchisees and third parties with whom we contract to provide services. We also collect personal member information through the use of our LionHeart heart rate monitors. Some of these data are sensitive and could be an attractive target of a criminal attack by malicious third parties with a wide range of motives and expertise, including lone wolves, organized criminal groups, “hacktivists,” disgruntled current or former employees and others. The integrity and protection of member and employee data are critical to us.

Despite the security measures we have in place to comply with applicable laws and rules, our facilities and systems, and those of our franchisees and third-party service providers (as well as their third-party service providers), may be vulnerable to security breaches, acts of cyber terrorism or sabotage, vandalism or theft, computer viruses, loss or corruption of data or programming or human errors or other similar events. Furthermore, the size and complexity of our information systems, and those of our franchisees and our third-party vendors (as well as their third-party service providers), make such systems potentially vulnerable to security breaches from inadvertent or intentional actions

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

by our employees, franchisees or vendors, or from attacks by malicious third parties. Because such attacks are increasing in sophistication and change frequently in nature, we, our franchisees and our third-party service providers may be unable to anticipate these attacks or implement adequate preventative measures, and any compromise of our systems, or those of our franchisees and third-party vendors (as well as their third-party service providers), may not be discovered and remediated promptly. Changes in consumer behavior following a security breach or perceived security breach, act of cyber terrorism or sabotage, vandalism or theft, computer virus, loss or corruption of data or programming or human error or other similar event affecting a competitor, large retailer or financial institution may materially and adversely affect our business.

Additionally, the handling of personally identifiable information by our or our franchisees’ businesses is regulated at the federal, state and international levels. Federal, state and international agencies may also consider and implement from time to time new privacy and security requirements that apply to our businesses. Compliance with contractual obligations and evolving privacy and security laws, requirements and regulations may result in cost increases due to necessary systems changes, new limitations or constraints on our business models and the development of new administrative processes. They also may impose further restrictions on our handling of personally identifiable information that are housed in one or more of our or our franchisees’ databases, or those of our third-party service providers. Actual or perceived noncompliance with privacy laws or an actual or perceived security breach involving the misappropriation, loss or other unauthorized disclosure of personal, sensitive or confidential information, whether by us or by one of our franchisees or vendors, could have material adverse effects on our and our franchisees’ business, operations, brand, reputation and financial condition, including decreased revenue, material fines and penalties, litigation, increased financial processing fees, compensatory, statutory, punitive or other damages, adverse actions against our licenses to do business and injunctive relief by court or consent order. Despite our efforts, the handling of personally identifiable information may not be in compliance with applicable law, or this information could be disclosed or lost due to a hacking event or unauthorized access to our information system, or through publication or improper disclosure, any of which could affect the value of our brand.

The occurrence of cyber incidents, or a deficiency in cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of confidential information, and/or damage to our employee and business relationships and reputation, all of which could harm our brand and our business.

We could be subject to a cyber-incident or other adverse event that threatens the confidentiality, integrity or availability of information resources, including intentional attacks or unintentional events where parties gain unauthorized access to systems to disrupt operations, corrupt data or steal confidential information about customers, franchisees, vendors and employees. A number of retailers and other companies have recently experienced serious cyber incidents and breaches of their information technology systems. As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced. The three primary risks that could directly result from the occurrence of a cyber-incident include operational interruption, damage to the relationship with members and franchisees and private data exposure, which each in turn could create additional risks and exposure.

In the ordinary course of business, we and our franchisees transmit and collect personally identifiable data regarding our members. We also maintain important internal company data, such as personally identifiable information about our employees and franchisees and information relating to our operations. Our use of personally identifiable information is regulated by foreign, federal and state laws, as well as by certain third-party agreements. As privacy and information security laws and regulations and contractual obligations with third parties evolve, we may incur additional costs to ensure that we remain in compliance with those laws and regulations and contractual obligations. If our

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

security and information systems are compromised or if our employees or franchisees fail to comply with these laws, regulations, or contract terms, and this information is obtained by unauthorized persons or used inappropriately, it could materially and adversely affect our reputation and could disrupt our operations and result in costly litigation, judgments, or penalties arising from violations of federal and state laws and payment card industry regulations.

Under certain laws, regulations and contractual obligations, a cyber-incident could also require us to notify customers, employees or other groups of the incident or could result in adverse publicity, loss of sales and profits, or an increase in fees payable to third parties. We could also incur penalties or remediation and other costs that could materially and adversely affect the operation of our business and results of operations.

We are subject to payment processing risk.

We and our franchisees use third parties to process payments from our members for our products and services. In addition, we use third parties to process payments from our franchisees. To the extent there are disruptions in the payment processing systems that we and our franchisees use, such as delays in receiving payments from payment processors, or changes to rules or regulations concerning payment processing, our revenue and results of operations could be adversely impacted. Further, if the third party processors we and our franchisees use become unwilling or unable to continue processing payments on our or their behalf, we and our franchisees would have to find alternative methods of collecting payments, which could adversely impact member retention. In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operation and, if not adequately controlled and managed, could create negative consumer perceptions of our service.

Our dependence on a limited number of suppliers for equipment and certain products and services could result in disruptions to our business and could materially and adversely affect our revenue and gross profit.

Equipment and certain products and services used in our studios, including our exercise equipment, components of our tech packs and point-of-sale software and hardware, are sourced from third-party suppliers. We purchase substantially all of our gym equipment from a single supplier in China. In addition, we rely on third-party suppliers to manage and maintain our websites and online membership processes. Although we believe that adequate substitutes are currently available, we depend on these third-party suppliers to operate our business efficiently and consistently meet our business requirements. The ability of these third-party suppliers to successfully provide reliable and high-quality supplies and services is subject to technical and operational uncertainties that are beyond our control, including, for our overseas suppliers, vessel availability and port delays or congestion. Any disruption to our suppliers’ operations could impact our supply chain and our ability to service our existing studios and open new studios on time or at all and thereby generate revenue. If we lose such suppliers or our suppliers encounter financial hardships unrelated to the demand for our equipment or other products or services, we may not be able to identify or enter into agreements with alternative suppliers on a timely basis on acceptable terms, if at all. Transitioning to new suppliers would be time consuming and expensive and may result in interruptions in our operations. If we should encounter delays or difficulties in securing the quantity of equipment we or our franchisees require to open new and refurbish existing studios, our suppliers encounter difficulties meeting our and our franchisees’ demands for products or services, our websites experience delays or become impaired due to errors in the third-party technology or there is a deficiency, lack or poor quality of products or services provided, or there is damage to the value of one or more of our vendors’ brands, our ability to serve our members and grow our brand would be interrupted. If any of these events occurs, it could have a material adverse effect on our business and operating results.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Increases in tariffs and trade restrictions on equipment we source from China could have an adverse impact on our business, results of operations and financial condition.

We purchase substantially all of our gym equipment from a single supplier in China. Since the beginning of 2018, there has been increasing rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders regarding tariffs against foreign imports of certain goods and materials. For example, the United States has imposed tariffs on specified products imported from China following the U.S. Trade Representative Section 301 Investigation. These tariffs have had and may have an even greater impact on the cost of our gym equipment depending on the outcome of the current trade negotiations, which have been protracted and recently resulted in increases in U.S. tariff rates on specified products from China, including our gym equipment. Increases in the cost of our gym equipment could have a material effect on our gross margins as we may not be able to pass such costs onto our franchisees. In addition, if trade tensions between the United States and China continue to escalate, we may experience delays or disruptions in the delivery of our gym equipment to our franchisees, which could adversely impact our business, results of operations and financial condition.

We have limited control over our suppliers, manufacturers and logistics partners, which may subject us to significant risks, including the potential inability to produce or obtain quality products on a timely basis or in sufficient quantity.

We have limited control over our suppliers, manufacturers and logistics partners, which subjects us to risks, such as the following:

•	inability to satisfy demand for our World Pack products or other products or services that we currently offer in studios or may offer in the future;

•	reduced control over delivery timing and product reliability;

•	reduced ability to monitor the manufacturing process and components used in our World Pack products and other products;

•	limited ability to develop comprehensive manufacturing specifications that take into account any materials shortages or substitutions;

•	variance in the manufacturing capability of our third-party manufacturers;

•	price increases;

•	failure of a significant supplier, manufacturer, or logistics partner to perform its obligations to us for technical, market or other reasons;

•	difficulties in establishing additional supplier, manufacturer, or logistics partner relationships if we experience difficulties with our existing suppliers, manufacturers or logistics partners;

•	shortages of materials or components;

•	misappropriation of our intellectual property;

•

exposure to natural catastrophes, political unrest, terrorism, labor disputes and economic instability resulting in the disruption of trade from foreign countries in which our World Pack products and other products are manufactured or the components thereof are sourced;

•	changes in local economic conditions in the jurisdictions where our suppliers, manufacturers and logistics partners are located;

•

the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, tariffs, taxes and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds; and

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

•	insufficient warranties and indemnities on components supplied to our manufacturers or performance by our partners.

We are subject to governmental export and import controls and economic sanctions laws that could subject us to liability and impair our ability to compete in international markets.

The United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of certain technologies. Our products may be subject to U.S. export controls, which may require submission of a product classification and annual or semi-annual reports. Compliance with applicable regulatory requirements regarding the export of our products and services may create delays in the introduction of our products and services in international markets, prevent our international members from accessing our products and services, and, in some cases, prevent the export of our products and services to some countries altogether.

Furthermore, U.S. export control laws and economic sanctions prohibit the provision of products and services to countries, governments and persons targeted by U.S. sanctions. Even though we take precautions to prevent our products from being provided to targets of U.S. sanctions, our products and services, including our firmware updates, could be provided to those targets or provided by our members. Any such provision could have negative consequences, including government investigations, penalties, reputational harm. Our failure to obtain required import or export approval for our products could harm our international and domestic sales and adversely affect our revenue.

We could be subject to future enforcement action with respect to compliance with governmental export and import controls and economic sanctions laws that result in penalties, costs and restrictions on export privileges that could have an adverse effect on our business, results of operations and financial condition.

Failure to comply with anti-corruption and anti-money laundering laws, including the Foreign Corrupt Practices Act and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We operate a global business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the Foreign Corrupt Practices Act, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. These laws that prohibit companies and their employees and third-party intermediaries from corruptly promising, authorizing, offering, or providing, directly or indirectly, improper payments or anything of value to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, results of operations and financial condition.

We have begun to implement an anti-corruption compliance program and policies, procedures and training designed to foster compliance with these laws; however, our employees, contractors and agents, and companies to which we outsource certain of our business operations, may take actions in

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

violation of our policies or applicable law. Any such violation could have an adverse effect on our reputation, business, operating results and prospects.

Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, results of operations and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

We and our franchisees could be subject to claims related to health and safety risks to members that arise at our studios.

Use of our studios poses potential health and safety risks to members or guests through physical exertion and use of our services and facilities, including exercise equipment. Claims have been and in the future might be asserted against our franchisees and us for injuries suffered by or death of members or guests while exercising and using the facilities at a studio. We may not be able to successfully defend such claims, and any such claims could materially damage our brand and the public perception of our brand. We also may not be able to maintain our general liability insurance on acceptable terms in the future or maintain a level of insurance that would provide adequate coverage against such potential claims. In the past, we may not have maintained the level of general liability insurance coverage appropriate for a business of our scale, and historical claims may be brought against us. Depending upon the outcome of any such claims, whether historical or not, these matters may have a material adverse effect on our business, results of operations and financial condition.

We depend on our senior management team and other key employees, and the loss of one or more key personnel or an inability to attract, hire, integrate and retain highly skilled personnel could have an adverse effect on our business, results of operations and financial condition.

Our success depends largely upon the continued services of our senior management team and other key employees. We rely on our executives in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, identifying growth opportunities and leading general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. Our training professionals and sports scientists in our F45 Athletics Department are also imperative to our success, and we rely on them to develop safe, effective and fun workouts for our members based on our algorithm. If we are unable to attract or retain creative and experienced training professionals and sports scientists, we may not be able to generate workout content on a scale or of a quality sufficient to retain or grow our membership base. The loss of one or more of our executive officers or other key employees, including any of our training professionals or scientists, could have a serious adverse effect on our business. The replacement of one or more of our executive officers or other key employees would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

To continue to execute our growth strategy, we also must identify, hire and retain highly skilled personnel. We might not be successful in maintaining our corporate culture and continuing to attract and retain qualified personnel. Failure to identify, hire and retain necessary key personnel could have a material adverse effect on our business, results of operations and financial condition.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

We have a limited operating history with which to evaluate and predict membership retention rates.

The majority of our members may cancel their subscriptions at any time. We have limited historical data with respect to rates of member membership renewals, so we may be unable to accurately predict customer renewal rates. Additionally, prior renewal rates may not accurately predict future member renewal rates for a variety of reasons, such as members’ dissatisfaction with our offerings and the cost of our subscriptions, macroeconomic conditions, or new offering introductions by us or our competitors. If our members do not renew their memberships, our revenue may decline and our business will suffer.

Furthermore, in the future, we may replace or modify current membership models, which could result in additional costs. It is unknown how our members will react to new membership models and whether the costs or logistics of implementing these models will adversely impact our business. If the adoption of new membership models adversely impacts our member relationships, then member retention, member growth, our business, results of operations and financial condition could be harmed.

Our ability to continue to expand our ancillary product offerings is uncertain, and these new business lines are subject to risks.

We currently plan to continue the long-term growth of our business by, in part, capitalizing on member engagement by enhancing our offering of health and fitness related-related products, such as footwear and apparel, prepared meal plans, nutrition and supplements, and wearables, such as our patented LionHeart heart rate monitor, across our global network of studios. Because all of these offerings are currently in the planning stages or relatively new, it is difficult for us to anticipate the level of sales they may generate. Further, the market for such products is highly saturated and subject to consumer preferences, which may change from time to time. Certain product offerings, like prepared meals, nutrition and supplements, are also subject to unique risks like contamination and food-borne illnesses, and require certain food safety programs and compliance with food and health regulatory regimes. Such risks and added compliance could have a material impact on our business. There is no guarantee that our members will embrace our expanded ancillary product offerings or that we will be able to execute this growth strategy.

Some of our products and services contain open source software, which may pose particular risks to our proprietary software, technologies, products and services in a manner that could harm our business.

We use open source software in our products and services and anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require us to expend significant additional research and development resources, and we cannot guarantee that we will be successful.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have processes to help alleviate these risks, including a review process for screening requests from our developers for the use of open source software, but we cannot be sure that all open source software is identified or submitted for approval prior to use in our products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have an adverse effect on our business, results of operations and financial condition.

Changes in legislation in U.S. and foreign taxation of international business activities or the adoption of other tax reform policies, as well as the application of such laws, could adversely impact our business, results of operations and financial condition.

Recent or future changes to U.S., UK and other foreign tax laws could impact the tax treatment of our foreign earnings. We generally conduct our international operations through wholly owned subsidiaries, branches, or representative offices and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Further, we are in the process of implementing an international structure that aligns with our financial and operational objectives as evaluated based on our international markets, expansion plans and operational needs for headcount and physical infrastructure outside the United States. The intercompany relationships between our legal entities are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Although we believe we are compliant with applicable transfer pricing and other tax laws in the United States, the United Kingdom and other relevant countries, due to changes in such laws and rules, we may have to modify our international structure in the future, which will incur costs, may increase our worldwide effective tax rate, and may adversely affect our results of operations and financial condition. In addition, significant judgment is required in evaluating our tax positions and determining our provision for income taxes.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates, or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views with respect to, among other things, the manner in which the arm’s-length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property.

If U.S., UK or other foreign tax laws further change, if our current or future structures and arrangements are challenged by a taxing authority, or if we are unable to appropriately adapt the manner in which we operate our business, we may have to undertake further costly modifications to our international structure and our tax liabilities and operating results may be adversely affected.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

We are subject to obligations to collect and remit sales tax and other taxes, and we may be subject to additional obligations in other jurisdictions or to tax liability for past sales, which could adversely harm our business.

State and local jurisdictions have differing rules and regulations governing sales, use, value added and other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of such taxes to our trainings in various jurisdictions is unclear. While we do not believe we are currently required to collect and remit sales or similar taxes on our equipment in any jurisdiction in which we are not already collecting such tax, we could face the possibility of tax assessments and audits. A successful assertion that we should be collecting sales, use, value added or other taxes on our equipment in those jurisdictions where we do not do so or have not historically done so, or that we have not collected the correct amount with respect to past taxes, could result in substantial tax liabilities and related penalties for past sales, discourage customers from purchasing our services or otherwise harm our business, results of operations and financial condition.

Our business is subject to the risk of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by manmade problems such as terrorism.

Our headquarters is in El Segundo, California, a city in Los Angeles County, and we have two additional global offices in Paddington, Australia and London, England. Our business is vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. The third-party systems and operations and manufacturers we rely on are subject to similar risks. For example, a significant natural disaster, such as an earthquake (particularly in Southern California), fire, or flood, could have an adverse effect on our business, results of operations and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Acts of terrorism, which may be targeted at metropolitan areas (such as Los Angeles County, Sydney or London) that have higher population density than rural areas, could also cause disruptions in our or our suppliers’ and manufacturers’ businesses or the economy as a whole. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting locations that store significant inventory for us, including equipment and World Pack offerings, that house our servers, or from which we generate content. These disruptions could negatively impact our ability to run our business and either directly or indirectly disrupt suppliers’ and manufacturers’ businesses, which could have an adverse effect on our business, results of operations and financial condition.

Risks Related to Our Indebtedness

We may be unable to generate sufficient cash flow to satisfy our debt service obligations, which would adversely affect our results of operations and financial condition.

Our ability to make scheduled payments on, or to refinance our obligations under, our indebtedness will depend on our subsidiaries’ and our franchisees’ future operating performance and on economic, financial, competitive, legislative, regulatory and other factors. Many of these factors are beyond our control. We can provide no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our obligations under our indebtedness or to fund our other needs. In order for us to satisfy our obligations under our indebtedness, we must continue to execute our business strategy. If we are unable to do so, we may need to refinance all or a portion of our indebtedness on or before maturity. We can provide no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

The terms of our indebtedness could adversely affect our business.

We are party to a Senior Secured Credit Agreement, dated as of September 18, 2019, or the Secured Credit Agreement, with JPMorgan Chase Bank, N.A., as Administrative Agent, Australian Security Trustee, Lender, Swingline Lender and Issuing Bank, consisting of a $20 million revolving credit facility, or the Revolving Facility, and a $30 million term loan facility, or the Term Facility. The Secured Credit Agreement contains restrictive covenants that, among others, limit our ability to:

•	pay dividends and make distributions and repurchase stock;

•	engage in transactions with affiliates;

•	create liens;

•	incur indebtedness not under the Secured Credit Agreement;

•	engage in sale-leaseback transactions;

•	make investments;

•	make loans and guarantee obligations of other persons;

•	enter into swap agreements;

•	amend material agreements and organizational documents and enter into agreement affecting ability to pay dividends;

•	maintain or contribute to a defined employee benefit plan or arrangement that is not subject to the laws of the U.S.; and

•	sell or dispose of all or substantially all of our assets and engage in specified mergers or consolidations.

In addition, the Secured Credit Agreement contains certain financial covenants, including the maintenance of a consolidated total leverage ratio and a consolidated fixed charge coverage ratio. Our ability to borrow under the Revolving Facility depends on our compliance with these financial covenants. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet these financial covenants. We cannot assure you that we will meet these financial covenants in the future, or that the lenders will waive any failure to meet these financial covenants.

Risks Related to Our Common Stock and This Offering

There is currently no public market for shares of our common stock and an active trading market for our common stock may never develop following this offering.

Prior to this offering, there has been no market for shares of our common stock. Although we intend to apply to list our common stock on the NYSE under the symbol “HIIT” an active trading market for our common stock may never develop or, if one develops, it may not be sustained following this offering. Accordingly, no assurance can be given as to the following:

•	the likelihood that an active trading market for our common stock will develop or be sustained;

•	the liquidity of any such market;

•	the ability of our stockholders to sell their shares of common stock; or

•	the price that our stockholders may obtain for their common stock.

If an active market for our common stock with meaningful trading volume does not develop or is not maintained, the market price of our common stock may decline materially below the offering price and you may not be able to sell your shares.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Our operating results and share price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. We, the selling stockholders and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price or at all. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	results of operations that vary from expectations of securities analysis and investors;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	strategic actions by us or our competitors;

•	announcement by us, our competitors or our vendors of significant contracts or acquisitions;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory, legal or political developments;

•	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	litigation and governmental investigations;

•	changing economic conditions;

•	changes in accounting principles;

•	default under agreements governing our indebtedness;

•	exchange rate fluctuations; and

•	other events or factors, including those from natural disasters, war, actors of terrorism or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Our current major stockholders will continue to have significant control over our company after this offering, which could limit your ability to influence the outcome of matters subject to stockholder approval, including a change of control.

Our current major stockholders will continue to have significant control over our company after this offering, which could limit your ability to influence the outcome of matters subject to stockholder approval, including a change of control. These stockholders, including certain of our directors and executive officers, will beneficially own approximately     % of our outstanding common stock after this offering (or approximately     % if the underwriters exercise in full their option to purchase additional shares of common stock). As a result, after this offering, such stockholders, if they act together, will be able to influence or control matters subject to stockholder approval, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions, and would have the ability to control the management and affairs of our company. They may have interests that differ from yours and may vote in a way with which you disagree and that may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their shares of our common stock as part of a sale of our company and could affect the market price of our common stock.

We are an “emerging growth company” and a “smaller reporting company” and as a result of the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies, our common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and a “smaller reporting company,” as defined under the Exchange Act. As an emerging growth company and a smaller reporting company, we may follow reduced disclosure requirements and do not have to make all of the disclosures that public companies that are not emerging growth companies or smaller reporting companies do. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (c) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (d) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC, which means the market value of our voting and non-voting common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th (and we have been a public company for at least 12 months and have filed at least one annual report on Form 10-K). For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	presenting only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	exemption from the requirements to hold non-binding stockholder advisory votes on executive compensation or golden parachute arrangements;

•	extended transition periods for complying with new or revised accounting standards;

•	exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

•

exemption from complying with any requirement that may be adopted by the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards; and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We are also a “smaller reporting company,” as defined in the Exchange Act, and we will remain a smaller reporting company until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is more than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter. Similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosure and have certain other reduced disclosure obligations, including, among other things, being required to provide only two years of audited financial statements and not being required to provide selected financial data, supplemental financial information or risk factors.

We may choose to take advantage of some, but not all, of the available exemptions for emerging growth companies and smaller reporting companies. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our shares price may be more volatile.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

The requirements of being a public company, including maintaining adequate internal control over our financial and management systems, may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. We will be subject to reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the rules subsequently implemented by the SEC, the rules and regulations of the listing standards of the NYSE, and other applicable securities rules and regulations. Compliance with these rules and regulations will likely strain our financial and management systems, internal controls and employees.

The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. Moreover, the Sarbanes-Oxley Act requires, among

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

other things, that we maintain effective disclosure controls and procedures, and internal control, over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures, and internal control over, financial reporting to meet this standard, significant resources and management oversight may be required. In the course of preparing our financial statements for 2018, we identified three material weaknesses in our internal control over financial reporting. See “We have identified three material weaknesses in our internal control over financial reporting and if our remediation of such material weaknesses is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.” If, in the future, we have material weaknesses or deficiencies in our internal control over financial reporting, we may not detect errors on a timely basis and our consolidated financial statements may be materially misstated. Effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud.

In addition, we will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act when we cease to be an emerging growth company. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, our finance team is small and we may need to hire more employees in the future, or engage outside consultants, which will increase our operating expenses.

We also expect that being a public company and complying with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain and maintain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors and qualified executive officers.

Furthermore, as a result of disclosure of information in this prospectus and in our Exchange Act and other filings required of a public company, our business and financial condition will become more visible, which we believe may give some of our competitors who may not be similarly required to disclose this type of information a competitive advantage. In addition to these added costs and burdens, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, other regulatory actions and civil litigation, any of which could negatively affect the price of our common stock.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and stockholders’ equity/deficit, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue related reserves, fair value measurements including common stock valuations, useful lives of property plant and equipment,

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

product warranty, goodwill and finite-lived intangible assets, accounting for income taxes, stock-based compensation expense and commitments and contingencies. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our common stock.

The offering price per share of our common stock offered under this prospectus may not accurately reflect the value of your investment.

Prior to this offering, there has been no market for our common stock. The offering price per share of our common stock offered by this prospectus was negotiated among the selling stockholders, the underwriters and us. Factors considered in determining the price of our common stock include:

•	the history and prospects of companies whose principal business is similar;

•	market valuations of those companies;

•	our capital structure;

•	general conditions of the securities markets at the time of this offering; and

•	other factors that we and they deemed relevant.

The offering price may not accurately reflect the value of our common stock and may not be realized upon any subsequent disposition of the shares.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the trading price of our shares would likely be negatively impacted. In the event securities or industry analysts initiated coverage, and one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

Provisions of our organizational documents could make an acquisition of our business more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Our amended and restated certificate of incorporation and bylaws that will be in effect on the closing of this offering will contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include:

•	a classified board of directors, with members of each class serving staggered three-year terms, and the ability of stockholders to remove directors only for cause;

•	advance notice requirements for stockholder proposals and director nominations;

•	the ability of the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

•

the ability of our board of directors to issue new series of, and designate the terms of, preferred stock, without stockholder approval, which could be used to, among other things, institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors;

•	no cumulative voting in the election of directors;

•	limitations on the ability of stockholders to call special meetings and to take action by written consent; and

•	supermajority vote for stockholders to amend our amended and restated certificate of incorporation or amended and restated bylaws.

In addition, Section 203 of the DGCL may affect the ability of an “interested stockholder” to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an “interested stockholder.”

Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the Company may be unsuccessful. See “Description of Capital Stock.”

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $        per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, you will experience immediate dilution of $        per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. See “Dilution” for more detail.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Pursuant to our certificate of incorporation and bylaws, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

Future sales of our common stock in the public market could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

have outstanding              shares of common stock. This includes              shares that we are selling in this offering, as well as the              shares that the selling stockholders are selling, which may be resold in the public market immediately, and assumes no exercises of outstanding options and no exercise of the underwriters’ option to purchase additional shares from             . Substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under agreements executed in connection with this offering. These shares will, however, be able to be resold after the expiration of the lock-up agreement as described in the “Shares Eligible for Future Sale” section of this prospectus.

We also intend to file one or more registration statements on Form S-8 under the Securities Act of 1933, as amended, or the Securities Act, to register all shares of common stock that we may issue under our 2019 Plan. We expect that the initial registration statement on Form S-8 will cover 5,071,570 shares. In addition, we are party to a stockholders agreement with certain investors that provides for demand registration rights that could require us in the future to file registration statements in connection with sales of our stock by such investors. Such sales could be significant. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the “Underwriting” section of this prospectus. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Since we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have never declared or paid cash dividends on our capital stock, and we do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. However, the lapse or waiver of the lock up restrictions discussed above or any sale or perception of a possible sale by our stockholders, and any related decline in the market price of our common stock, could impair our ability to raise capital. Separately, additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

We are a holding company and depend on the cash flow of our subsidiaries.

We are a holding company with no material assets other than the equity interests of our subsidiaries. Our subsidiaries conduct substantially all of our operations and own substantially all of our assets and intellectual property. Consequently, our cash flow and our ability to meet our obligations and pay any future dividends to our stockholders depends upon the cash flow of our subsidiaries and their ability to make payments, directly or indirectly, to us in the form of dividends, distributions and other payments. Any inability on the part of our subsidiaries to make payments to us could have a material adverse effect on our business, results of operations and financial condition.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation which will become effective prior to the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law and in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants, for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, employees or agents or our stockholders;

•	any action asserting a claim arising pursuant to any provision of the DGCL;

•	any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or bylaws; or

•	any action asserting a claim governed by the internal affairs doctrine,

shall be the Court of Chancery of the State of Delaware or federal court located within the State of Delaware if the Court of Chancery does not have jurisdiction. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation and bylaws has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation and bylaws to be inapplicable or unenforceable in such action. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation and bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to this exclusive forum provision, but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Our management will have broad discretion in the use of the net proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds we receive in this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations, financial condition and prospects could be harmed, and the market price for our common stock could decline.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words, variations of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are subject to certain risks, uncertainties and assumptions relating to factors that could cause actual results to differ materially from those anticipated in such statements, including, without limitation, the following:

•	our dependence on the operational and financial results of, and our relationships with, our franchisees and the success of their new and existing studios;

•	our ability to protect our brand and reputation;

•	our ability to identify, recruit and contract with a sufficient number of qualified franchisees;

•	our ability to execute our growth strategy, including through development of new studios by new and existing franchisees;

•	our ability to manage our growth and the associated strain on our resources;

•	our ability to successfully identify and secure appropriate franchisees and sites, and timely develop and expand our operations;

•	the high level of competition in the health and fitness industry;

•	economic, political and other risks associated with our international operations;

•	changes to the industry in which we operate;

•	our reliance on information systems and our ability to properly maintain the confidentiality and integrity of our data;

•	the occurrence of cyber incidents or a deficiency in our cybersecurity protocols;

•	our and our franchisees’ ability to attract and retain members;

•	our and our franchisees’ ability to identify and secure suitable sites for new franchise studios;

•	risks related to franchisees generally;

•	our ability to obtain third-party licenses for the use of music to supplement our workouts;

•	certain health and safety risks to members that arise while at our studios;

•	our ability to adequately protect our intellectual property;

•	risks associated with the use of social media platforms in our marketing;

•	our ability to obtain and retain high-profile strategic partnership arrangements;

•	our ability to comply with existing or future franchise laws and regulations;

•	our ability to anticipate and satisfy consumer preferences and shifting views of health and fitness;

•	our business model being susceptible to litigation;

•	the increased expenses associated with being a public company; and

•	the other factors identified under the heading “Risk Factors” beginning on page 21 of this prospectus.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, results of operations, financial condition and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $                (or approximately $                 if the underwriters exercise in full their option to purchase additional shares from us), assuming an initial public offering price of $                per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The selling stockholders will receive approximately $                million (or approximately $                million if the underwriters exercise in full their option to purchase additional shares) in gross proceeds from this offering, assuming an initial public offering price of $                per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. We will not receive any proceeds from the sale of our common stock by the selling stockholders. We have agreed to pay certain expenses in connection with this offering on behalf of the selling stockholders.

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease our net proceeds from this offering by $                million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase or decrease of 1,000,000 in the number of shares offered by us in this offering would increase or decrease our net proceeds from this offering by $                million, assuming the initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders.

We currently intend to use the net proceeds we receive from this offering as follows:

•	approximately $ million to fully repay our existing balance under the Revolving Facility;

•	approximately $ million to pay expenses incurred in connection with this offering;

•

approximately $                million to pay cash bonuses to certain of our employees, including certain of our executive officers, in connection with this offering (see “Certain Relationships and Related Party Transactions — IPO Bonuses” and “Executive Compensation — IPO Bonuses”); and

•	the remainder for working capital and general corporate purposes.

Until we use the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

On September 18, 2019, we entered into the Secured Credit Agreement with JPMorgan Chase Bank, N.A., consisting of a $20 million Revolving Facility and a $30 million Term Facility. Initial borrowings of $30 million from the Term Facility and $11.9 million of the availability under the Revolving Facility were used to repay in full the outstanding principal balance under the initial stockholder notes that were issued to Messrs. Deutsch and Gilchrist and The 2M Trust, as our initial

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stockholders, at the time of the MWIG Transaction. See “Certain Relationships and Related Party Transactions—Initial Stockholder Notes.” The Revolving Facility is scheduled to mature on September 18, 2022 and had an interest rate of approximately 3.5% as of September 30, 2019. Amounts repaid under Revolving Facility may be re-borrowed from time to time, subject to the terms of the Secured Credit Agreement.

Affiliates of J.P. Morgan Securities LLC are parties to the Secured Credit Agreement and will receive a portion of the net proceeds from this offering in connection with the repayment of amounts under our Revolving Facility as described above.

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DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. In addition, the terms of our secured credit facility contain restrictions on our ability to declare and pay cash dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Transactions.” In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus, which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or, if there is no surplus, out of our net profits for the then current and immediately preceding year.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2019, on:

•	an actual basis;

•

a pro forma basis, to give effect to (i) the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of                 shares of our common stock upon completion of this offering, (ii) the filing and effectiveness of our restated certificate of incorporation and (iii) a                for one stock split in each case immediately upon the completion of this offering; and

•

a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) our receipt of estimated net proceeds from the sale and issuance of shares of our common stock in this offering, at an assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table together with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Selected Historical Combined and Consolidated Financial and Other Data,” and our interim unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2019 and 2018 and related notes included elsewhere in this prospectus.

	As of September 30, 2019
(in thousands, except share and per share data)	Actual	Pro Forma		Pro Forma As Adjusted
Cash and cash equivalents	$11,118

Debt:
Revolving credit facility	$11,900
Term loan facility	30,000

Total debt	$41,900	$		$

Convertible preferred stock, USD $0.0001 par value; 11,000,000 shares authorized, issued and outstanding actual; shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	$110,000		–		–
Stockholders’ deficit:
Common stock, par value USD $0.0001 per share; 54,000,000 shares authorized, 29,000,000 shares issued and outstanding actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	3
Accumulated other comprehensive income	(200)
Accumulated deficit	(157,071)

Total stockholders’ deficit	$(157,268)	$		$

Total capitalization	$(5,368)	$		$

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this

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prospectus, would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total stockholders’ equity and total capitalization by approximately $            million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1,000,000 in the number of shares offered by us in this offering would increase or decrease the amount of our cash, total assets and total stockholders’ equity by approximately $            million, assuming the initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding immediately after this offering is based on                 shares of common stock outstanding as of                    , 2019, assuming the conversion of all of our outstanding shares of convertible preferred stock as of                    , 2019 into an aggregate of                 shares of our common stock upon the completion of this offering, and excludes 5,071,570 shares that will become available for future issuance under the 2019 Plan upon the effectiveness of the registration statement of which this prospectus forms a part (which includes          shares of our common stock issuable upon the exercise of stock options to be granted in connection with this offering under the 2019 Plan to certain of our employees (including certain executive officers), at an exercise price per share equal to the initial public offering price in this offering).

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DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book deficit as of September 30, 2019 was $167 million, or $(5.75) per share of common stock. Our net tangible book value per share represents total tangible assets less total liabilities and convertible preferred stock, divided by the number of shares of common stock outstanding as of September 30, 2019.

Our pro forma net tangible book value at September 30, 2019 would have been $            , or                  per share of our common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets (which excludes deferred offering costs) reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding, after giving effect to the conversion of all of our outstanding shares of convertible preferred stock as of September 30, 2019 into an aggregate of              shares of common stock.

After giving effect to (i) the pro forma adjustments set forth above and (ii) our sale in this offering of                shares of our common stock at an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2019 would have been $            , or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to investors in this offering. Net tangible book value dilution per share to new investors in this offering represents the difference between the amount per share paid by new investors purchasing shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share			$
Historical net tangible book value (deficit) per share as of September 30, 2019		$(5.75)
Pro forma increase in net tangible book value per share attributable to conversion of convertible preferred stock	$

Pro forma net tangible book value per share as of September 30, 2019 before giving effect to this offering	$
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering	$

Pro forma as adjusted net tangible book value per share after giving effect to this offering			$
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering			$

The dilution information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book

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value by approximately $             million, or approximately $                per share, and dilution per share to new investors in this offering by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase of 1,000,000 in the number of shares offered by us in this offering would increase our pro forma as adjusted net tangible book value by approximately $             million, or approximately $             per share, and would decrease dilution per share to new investors in this offering by approximately $             per share, and each decrease of 1,000,000 in the number of shares offered by us in this offering would decrease our pro forma as adjusted net tangible book value by approximately $                , or approximately $             per share, in each case assuming the initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table shows, as of September 30, 2019, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by new investors acquiring out common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased			Total consideration			Weighted Average price per share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%	$		%	$

Total		100.0%		$	100.0%		$

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, would increase or decrease, as applicable, total consideration paid by new investors by approximately $             million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 in the number of shares offered by us in this offering would increase or decrease, as applicable, total consideration paid by new investors by approximately $             million, assuming the initial public offering price remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, our existing stockholders would own    % and our new investors would own    % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding immediately after this offering is based on                 shares of common stock outstanding as of September 30, 2019, assuming the conversion of all of our outstanding shares of convertible preferred stock as of September 30, 2019 into an aggregate of                 shares of our common stock upon the completion of this offering, and excludes 5,071,570 shares that will become available for future issuance under the 2019 Plan upon the effectiveness of the registration statement of which this prospectus forms a part (which includes          shares of our common stock issuable upon the exercise of stock options to be granted in connection with this offering under the 2019 Plan to certain of our employees (including certain executive officers), at an exercise price per share equal to the initial public offering price in this offering).

In addition, to the extent that any outstanding options or warrants are exercised, investors in this offering will experience further dilution.

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SELECTED HISTORICAL COMBINED AND CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present the selected historical interim unaudited condensed consolidated financial and other data for F45 Training Holdings Inc. as of and for the nine months ended September 30, 2019 and 2018, and the combined and consolidated financial and other data as of and for the years ended December 31, 2018 and 2017. You should read the selected historical combined and consolidated financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the interim unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2019 and 2018, the audited annual combined and consolidated financial statements as of and for the years ended December 31, 2018 and 2017, related notes, and other financial information for the Company included elsewhere in this prospectus. The selected historical combined and consolidated financial data in this section are not intended to replace combined and consolidated financial statements and are qualified in their entirety by the combined and consolidated financial statements and related notes included elsewhere in this prospectus. We derived the summary condensed consolidated financial information as of September 30, 2019 and for the nine months ended September 30, 2019 and 2018 from the interim unaudited condensed consolidated financial statements of F45 Training Holdings Inc. included elsewhere in this prospectus. We derived the selected historical combined and consolidated statements of operations data for the years ended December 31, 2018 and 2017 and the selected historical combined and consolidated balance sheet data as of December 31, 2018 and 2017 from the audited combined and consolidated financial statements of F45 Training Holdings Inc. included elsewhere in this prospectus. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the audited annual combined and consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the interim unaudited condensed consolidated financial statements of the Company. The results of operations for the periods presented below are not necessarily indicative of the results to be expected in the future.

	Nine Months Ended September 30,		Year Ended December 31,
	2019	2018	2018	2017
	(dollars in thousands)
Combined and Consolidated Statement of Operations Data:

Revenues:
Franchise (Related party: $184 and $156 for nine months ended 2019 and 2018, and $241 and $203 for 2018 and 2017)	$28,765	$17,005	$24,354	$12,045
Equipment and merchandise (Related party: $0 and $177 for nine months ended 2019 and 2018, and $177 and $204 for 2018 and 2017)	29,478	24,174	33,401	13,451

Total revenues	58,243	41,179	57,755	25,496

Operating expenses:
Cost of franchise revenue (Related party: $0 and $1,231 for nine months ended 2019 and 2018, and $2,223 and $0 for 2018 and 2017)	8,018	3,017	4,554	1,342

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	Nine Months Ended September 30,		Year Ended December 31,
	2019	2018	2018	2017
	(dollars in thousands)
Cost of equipment and merchandise (Related party: $1,676 and $2,117 for nine months ended 2019 and 2018, and $2,841 and $519 for 2018 and 2017)	16,049	14,619	18,522	10,827
Selling, general and administrative expenses (Related party: $0 and $12 for nine months ended 2019 and 2018, and $12 and $185 for 2018 and 2017)	28,309	11,038	15,428	12,387
Forgiveness of loans to directors	22,263	-	-	-

Total costs and operating expenses	74,639	28,674	38,504	24,556

(Loss) income from operations	(16,396)	12,505	19,251	940

Other expense, net	660	301	221	276

(Loss) income before income taxes	(17,056)	12,204	19,030	664

Provision for income taxes	2,015	4,038	6,238	606

Net (loss) income	$(19,071)	$8,166	$12,792	$58

Other comprehensive income (loss)
Foreign currency translation adjustment, net of tax	(468)	562	438	(82)

Comprehensive income (loss)	$(19,539)	$8,728	$13,230	$(24)

Net (loss) earnings per share(1)
Basic and diluted	$(0.66)	$0.28	$0.44	$0.00

Weighted average shares outstanding(1)
Basic and diluted	29,000,000	29,000,000	29,000,000	29,000,000

Pro forma loss per share attributable to common stockholders(1)
Basic and diluted

Pro forma weighted average common shares outstanding(1)
Basic and diluted

(1)

See “Note 11—Unaudited pro forma earnings per share” to the annual audited combined and consolidated financial statements and “Note 12—Basic and diluted earnings per share” to the interim unaudited condensed consolidated financial statements included elsewhere in this prospectus for a description of how we compute basic and diluted net (loss) earnings per share and pro forma basic and diluted loss per share attributable to common stockholders.

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	As of September 30,	As of December 31,
	2019	2018	2017
	(dollars in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,118	$4,965	$8,843
Total assets	40,020	19,122	19,043
Deferred revenue	25,314	17,539	18,269
Convertible preferred stock	110,000	-	-
Total stockholders’ deficit	(157,268)	(8,490)	(9,177)

	Nine Months Ended September 30,		Year Ended December 31,
	2019	2018	2018	2017
	(dollars in thousands)

Other Data:
EBITDA(1)	$(16,062)	$12,783	$19,866	$1,044
Adjusted EBITDA(1)	$15,922	$13,634	$21,241	$2,432
Adjusted EBITDA margin(1)	27.3%	33.1%	36.8%	9.5%
Same store sales growth(2)	14.3%	22.6%	21.6%	32.5%
Franchises sold (as of period end)(3)	1,760	1,164	1,274	907
Open studios (as of period end)(4)	1,045	747	800	522

(1)

For a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure and why we consider it useful, and a discussion of material risks and limitations of these measures, see “Prospectus Summary—Summary Combined and Consolidated Financial and Other Data.”

(2)

“Same store sales” means, for any reporting period, studio-level revenue generated by a comparable base of franchise studios, which we define as open studios that have been operating for more than 16 months. As of September 30, 2019 and 2018, there were 622 and 380 franchises, respectively, in our comparable base of franchise studios. As of December 31, 2018 and 2017, there were 426 and 211 franchises, respectively, in our comparable base of franchise studios. We view same store sales as a helpful measure to assess performance of our franchise studios.

(3)

Franchises sold is defined as the total number of signed franchise agreements in place as of any specified date that have not been terminated, as of such date. Each new franchise is included in the number of franchises sold from the date on which we enter into a signed franchise agreement related to each such new franchise. Franchises sold includes franchise arrangements in all stages of development after signing a franchise agreement, and includes franchises with open studios. Franchises are removed from franchises sold upon termination of the franchise agreement.

(4)

Open studios is defined, as of any specified date, as the total number of studios that we have determined to be open as of such date. We classify a studio as open as of the month in which the studio first generates monthly revenue of at least $4,500.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and combined and consolidated results of operations in conjunction with the “Selected Historical Consolidated Financial and Other Data” section of this prospectus and our combined and consolidated financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in the “Risk Factors” section and elsewhere in this prospectus.

Overview

We are F45 Training, one of the fastest growing fitness franchisors in the United States based on number of franchises sold in the United States, focused on creating a leading global fitness training and lifestyle brand. We offer consumers functional 45-minute workouts that are effective, fun, and community-driven. Our workouts combine elements of high-intensity interval, circuit, and functional training to offer consumers what we believe is the world’s best functional training workout. We deliver our workouts through our digitally-connected global network of studios, and we have built a differentiated, technology-enabled platform that allows us to create and distribute workouts to our global franchisee base. Our platform enables the rapid scalability of our model and helps to promote the success of our franchisees. We offer our members a continuously evolving fitness program in which virtually no two workouts are ever the same. Our vast and growing library of functional training content allows us to vary workout programs to keep consumers engaged with fresh content, stay at the forefront of consumer trends and drive maximum individual results, while helping our members achieve their fitness goals.

Our Segments

We operate and manage our business based on geographic regions and our strategy to become a leading global fitness and lifestyle brand. We have three reportable segments: United States (which for segment reporting purposes includes our operations in the United States and our five studios in Central and South America), Australia and Rest of World. We refer to “Australia” as our operations in Australia, New Zealand and the immediately surrounding island nations. We refer to “Rest of World” or “ROW” as our operations in locations other than the United States and Australia. We evaluate the performance of our segments and allocate resources to them based on revenue and gross profit. Revenue and gross profit for all operating segments include only transactions with external customers and do not include intersegment transactions. The tables on the following pages summarize the financial information for our segments for the nine months ended September 30, 2019 and 2018 and the years ended December 31, 2018 and 2017. In all other sections of this prospectus when we present geographic data, we are presenting such data for the named region on a stand-alone basis.

Our Rapid Growth

Since our founding in 2013, we have experienced rapid growth, having grown from a single open studio located in Paddington, Australia to 1,045 open studios in 48 countries as of September 30, 2019.

Our Franchise Model

We operate an almost 100% franchise model. We believe this asset-light model has facilitated our rapid growth and strong financial performance to date. For the nine months ended September 30,

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2019, as compared with the same period in 2018, our revenue grew by 41%. From 2017 to 2018, we grew our revenue by 127%.

We believe we are well positioned to drive continued growth in the future. Our opportunities to drive the long-term growth of our business include:

•	expanding our studio footprint in the United States;

•	expanding our studio footprint throughout Rest of World;

•	growing same store sales and transitioning to a franchise fee based on the greater of a fixed monthly franchise fee or percentage of gross monthly studio revenue model;

•	expanding into new channels;

•	developing new workout programs to access new target demographics; and

•	driving increased member spend through ancillary product offerings.

Key Factors Affecting Our Business

Our financial condition and results of operation have been, and will continue to be, affected by a number of important factors, including new franchises sold, new studio openings and number of visits. We expect these metrics to become increasingly directly linked to our financial performance as we transition to a greater of a fixed franchise fee or percentage of gross monthly studio revenue model.

New Franchises Sold

New franchises sold refers to the number of franchises sold during any specific period. We classify franchises sold, as of any specified date, as the total number of signed franchise agreements in place as of such date that have not been terminated. Each new franchise is included in the number of franchises sold from the date on which we enter into a signed franchise agreement related to each such new franchise. Franchises sold includes franchise arrangements in all stages of development after signing a franchise agreement, and includes franchises with open studios. Franchises are removed from franchises sold upon termination of the franchise agreement.

Our long-term growth will depend in part on our continued ability to sell new franchises. We are still in the early stages of growth and expansion, particularly in the United States and ROW, and we believe we can significantly grow our franchisee base. If we cannot sell new franchises as quickly as we would like in these geographies, our operating results may be adversely affected.

	Nine Months Ended September 30, 2019				Nine Months Ended September 30, 2018
	U.S.	Australia	ROW	Total	U.S.	Australia	ROW	Total
Franchises, beginning of period	430	595	249	1,274	208	533	166	907
New franchises sold	312	41	135	488	153	47	65	265
Franchises terminated(a)	(2)	-	-	(2)	(5)	-	(3)	(8)
Franchises, end of period	740	636	384	1,760	356	580	228	1,164

	Year Ended December 31, 2018				Year Ended December 31, 2017
	U.S.	Australia	ROW	Total	U.S.	Australia	ROW	Total
Franchises, beginning of period	208	533	166	907	63	417	69	549
New franchises sold	229	62	86	377	156	118	105	379
Franchises terminated(a)	(7)	-	(3)	(10)	(11)	(2)	(8)	(21)
Franchises, end of period	430	595	249	1,274	208	533	166	907

(a)	Franchises terminated refers to franchise agreements that have been signed, but were subsequently terminated prior to studio opening.

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Total Franchises Sold (as of period end)

During the nine months ended September 30, 2019, we sold a net average of 54 new franchises per month. During the year ended December 31, 2018, we sold a net average of 31 new franchises per month.

New Studio Openings

New studio openings refers to the number of studios that were determined to be open studios during such period. We classify a studio as open as of the month in which the studio first generates monthly revenue of at least $4,500.

Our long-term growth will depend in part on our continued ability to drive new studio openings. We believe that we will experience rapid expansion of new studio openings in the United States and ROW. However, if delays or difficulties are encountered and new studio openings do not occur as quickly as we would like, our operating results may be adversely affected.

	Nine Months Ended September 30, 2019				Nine Months Ended September 30, 2018
	U.S.	Australia	ROW	Total	U.S.	Australia	ROW	Total
Studios open, beginning of period	157	512	131	800	56	418	48	522
New studios opened	115	53	81	249	76	79	70	225
Studios closed	(3)	(1)	-	(4)	-	-	-	-
Studios open, end of period	269	564	212	1,045	132	497	118	747

	Year Ended December 31, 2018				Year Ended December 31, 2017
	U.S.	Australia	ROW	Total	U.S.	Australia	ROW	Total
Open studios, beginning of period	56	418	48	522	12	261	15	288
New studio openings	102	94	83	279	44	157	33	234
Studios closed	(1)	-	-	(1)	-	-	-	-
Open studios, end of period	157	512	131	800	56	418	48	522

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Total Open Studios (as of period end)

Number of Visits

We define number of visits as the number of registered individual workouts for any specified period. A workout is registered when the consumer checks into a class.

Our long-term growth will depend in part on our continued ability to attract and retain consumers to visit our studios for individual workouts. Our franchisees must continue to provide an experience that attracts existing and new consumers. We cannot be sure that we and our franchisees will be successful in attracting and retaining consumers for individual workouts or that visits will not materially decline due to any number of factors, such as harm to our brand or our inability to anticipate and meet consumer preferences and successfully introduce new workout programs to meet those demands.

	Nine Months Ended September 30,		Years Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
	(in thousands)
United States	3,910	1,463	2,227	611	99	22	–
Australia	11,273	8,927	12,641	8,252	3,578	1,023	115
ROW	3,382	1,348	2,089	532	156	32	–
Total	18,565	11,738	16,957	9,395	3,833	1,077	115

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Number of Visits(1)

(1)	Table reflects number of visits from January 1 of the referenced year through the end of such year or referenced period, as applicable.

Key Financial and Operating Metrics

We consider a variety of non-GAAP information, including EBITDA, Adjusted EBITDA and Adjusted EBITDA margin, as well as additional financial measures and other data, such as same store sales and average unit volume.

	Nine Months Ended September 30,		Year Ended December 31,
	2019	2018	2018	2017
	(dollars in thousands)
EBITDA(1)	$(16,062)	$12,783	$19,866	$1,044
Adjusted EBITDA(1)	$15,922	$13,634	$21,241	$2,432
Adjusted EBITDA margin(1)	27.3%	33.1%	36.8%	9.5%
Same store sales growth(2)	14.3%	22.6%	21.6%	32.5%

(1)

For a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure and why we consider it useful, and a discussion of material risks and limitations of these measures, see “Prospectus Summary—Summary Combined and Consolidated Financial and Other Data.”

(2)

“Same store sales” means, for any reporting period, studio-level revenue generated by a comparable base of franchise studios, which we define as open studios that have been operating for more than 16 months. As of September 30, 2019 and 2018, there were 622 and 380 franchises, respectively, in our comparable base of franchise studios. As of December 31, 2018 and 2017, there were 426 and 211 franchises, respectively, in our comparable base of franchise studios. We view same store sales as a helpful measure to assess performance of our franchise studios.

Non-GAAP Financial Information

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin

EBITDA is defined as net income before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as net income before interest, taxes, depreciation and amortization and adjusted to exclude the impact of sales tax liability, transaction expenses, certain legal costs and settlements, forgiveness of loans to directors and relocation costs as well as certain other items identified as affecting comparability, when applicable. Adjusted EBITDA margin means Adjusted EBITDA divided by total revenue.

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EBITDA, Adjusted EBITDA and Adjusted EBITDA margin have been included in this prospectus because they are important metrics used by management as one of the means by which it assesses our financial performance. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. These measures, when used in conjunction with related GAAP financial measures, provide investors with an additional financial analytical framework that may be useful in assessing our company and its results of operations.

The non-GAAP information in this prospectus should be read in conjunction with our audited annual financial statements and the related notes included elsewhere in this prospectus. For a reconciliation to the most directly comparable GAAP measures, and a discussion of material risks and limitations of these measures, see “Prospectus Summary—Summary Historical Combined and Consolidated Financial and Other Data.”

Key Operating Metrics

Same Store Sales

Same store sales means, for any reporting period, studio-level revenue generated by a comparable base of franchise studios, which we define as open studios that have been operating for more than 16 months. As of September 30, 2019 and 2018, there were 622 and 380 franchises, respectively, in our comparable base of franchise studios. As of December 31, 2018 and 2017, there were 426 and 211 franchises, respectively, in our comparable base of franchise studios.

Several factors impact our same store sales in any given period, including the following:

•	the number of studios that have been in operation for more than 16 months;

•	the mix of recurring membership and workout pack revenue per studio;

•	growth in total memberships and workout pack visits per studio;

•	consumer recognition of our brand and our ability to respond to changing consumer preferences;

•	our and our franchisees’ ability to operate studios effectively and efficiently to meet consumer expectations;

•	marketing and promotional efforts;

•	local competition;

•	trade area dynamics;

•	opening of new studios in the vicinity of existing locations; and

•	overall economic trends, particularly those related to consumer spending.

Same store sales of our international studios are calculated on a constant currency basis on a studio level, meaning that we translate the current year’s same store sales of our international studios at the same exchange rates used in the prior year. We view same store sales as a helpful measure to assess performance of our franchise studios.

Average Unit Volume and Cohort Performance

Average unit volume, or AUV, refers to aggregate annual revenue generated by open studios divided by the number of open studios during a specific period. Due to the relatively young age of our

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studio base, we believe it is appropriate to assess AUV on a cohort-level basis, as reflected in the graph below. We define a cohort as a group of studios that opened during the same year and have been opened for at least 12 months. We currently have five cohorts which have studios opened for at least 12 months. These cohorts are broken into years in which the studios opened. We believe AUVs and the cohort segmentation to be a useful measure because it allows us to assess changes in studio traffic and general levels of demand across our global network of studios.

The first cohort includes the studios which opened at any point during 2014. Of this 2014 cohort, 24 studios have been open for four full years and 17 of those 24 studios have been open for a full five years. The AUVs from this cohort have increased from $195,000 in the first year to $443,000 in the fourth year. In year five, the 17 studios open for a full 12 months had an AUV of $512,000.

The second cohort includes the studios which opened at any point during 2015. Of this 2015 cohort, 92 studios have been open for three full years and 74 of those 92 studios have been open for a full four years. The AUVs from this cohort have increased from $182,000 in the first year to $357,000 in the third year. In year four, the 74 studios open for a full 12 months had an AUV of $409,000.

The third cohort includes the studios which opened at any point during 2016. Of this 2016 cohort, 171 studios have been open for two full years and 133 of those 171 studios have been open for a full three years. The AUVs from this cohort have increased from $224,000 in the first year to $335,000 in the second year. In year three, the 133 studios open for a full 12 months had an AUV of $379,000.

The fourth cohort includes the studios which opened at any point during 2017. Of this 2017 cohort, 226 studios have been open for a full year and 190 of those 226 studios have been open for a full two years. The AUVs from this cohort have increased from $248,000 in the first year. In year two, the 190 studios open for a full 12 months had an AUV of $345,000.

The fifth and final cohort includes the studios which opened at any point during 2018. Of this 2018 cohort, 243 studios have been open for a full year. The 243 studios open for a full 12 months had an AUV of $272,000.

Components of Our Results of Operations

Revenue

We generate revenue from the following sources:

•

Franchise Revenue: Consists primarily of upfront establishment fees, monthly franchise fees, and other franchise-related fees, including fees related to marketing and other recurring fixed fees paid by franchisees on a monthly basis for various services we provide, such as the use of intranet, email and the studio’s website. Franchise agreements generally consist of an

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obligation to grant exclusive rights over a defined territory and may include options to renew the agreement, generally for two additional five year terms, as well as the license for certain trademarks and systems to operate that studio.

Monthly franchise fees generally become payable six to nine months after we and a franchisee execute a franchise agreement, irrespective of whether the franchise has opened their studio. Historically, monthly franchise fees were structured as fixed payments of $1,000-$3,000 per month per studio. In July 2019, we transitioned our model in the United States for new franchisees to a franchise fee based on the greater of a fixed monthly franchise fee or a percentage of gross monthly studio revenue, which we believe will help to further align our interests with those of our franchisees while also providing us with the opportunity to increase franchise revenue. In select markets outside of the United States, and for renewals of existing franchisees in the United States, we are in the process of developing a strategy for transitioning to a similar model.

•

Equipment and Merchandise: Consists of fees paid to us in exchange for (i) World Packs for new F45 Training studios, which are comprehensive opening packs containing the standardized set of F45-branded fitness equipment and related technology required to operate an F45 Training studio and (ii) subsequent additional and/or replacement equipment and merchandise sales to franchisees including technology, apparel and other fitness-related products. Typically, a portion of the World Pack fee is required to be paid upon the execution of a franchise agreement, with the balance due upon the earlier of: (i) the date the franchisee orders the World Pack; or (ii) eight months from the effective date of the franchise agreement. The franchise agreement mandates all franchisees to order and update new equipment on an annual basis.

Expenses

We primarily incur the following expenses directly related to our cost of revenue and operating expenses:

•

Cost of Franchise Revenue: Consists of direct costs associated with franchise sales, lead generation and the provision of marketing services to our franchisees. Our cost of franchise revenue changes primarily based on the number of franchises sold and total open studios.

•

Cost of Equipment and Merchandise: Primarily includes the direct costs associated with World Pack equipment as well as additional and replacement equipment and merchandise sales to new and existing franchisees. World Pack costs consist of the cost of the components included in opening packs sold to franchisees, including: (i) gym equipment; (ii) our tech pack (e.g., TVs, F45TV adapters/dongles, heart monitors); and (iii) uniforms and merchandise. Our cost of equipment and merchandise changes primarily based on the World Pack equipment sales, which is driven by the number of franchises sold.

•

Selling, General, and Administrative Expenses: Consists of costs associated with wages and salaries and ongoing administrative and franchisee support functions related to our existing franchisees. These costs primarily consist of brand marketing, fitness programming development and testing, technology costs related to development and maintenance of our technology-enabled centralized delivery platform, marketing and promotional activities for the F45 Training brand and legal and accounting expenses.

•

Forgiveness of Loans to Directors: As described in “Note 2—Summary of Significant Accounting Policies” to the interim unaudited condensed and consolidated financial statements included elsewhere in this prospectus, in connection with the the MWIG Transaction that closed on March 15, 2019, we forgave loans that were previously extended to certain of our existing stockholders who are executive officers and directors.

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•	Other Expense, Net: Our other expense, net primarily relates to realized and unrealized gains and losses on foreign currency transactions.

Provision for Income Taxes

Our effective income tax rate differed from the U.S. statutory tax rate of 21% primarily due to the effect of certain nondeductible expenses, permanent differences, foreign jurisdiction earnings taxed at different rates, reserves for uncertain tax positions and a valuation allowance against certain domestic deferred tax assets that are not more likely than not to be realized.

Recent Transactions

On March 15, 2019, MWIG acquired a minority investment in us. Such investment was effectuated through the following transactions:

•	on March 12, 2019, F45 Training Holdings was incorporated in the State of Delaware as an ultimate holding company;

•	on March 15, 2019, MWIG invested $100 million in F45 Training Holdings in exchange for 10,000,000 shares of convertible preferred stock; and

•

immediately following such investment by MWIG, our predecessor’s stockholders, Adam Gilchrist, our Co-Founder and President and Chief Executive Officer, Robert Deutsch, our Co-Founder and Executive Chairman of our Board of Directors, and 2M Properties Pty Ltd, or 2M Properties, sold all of their existing capital stock in our predecessor, F45 Aus to Flyhalf Acquisition Company Pty Ltd, or Flyhalf Acquisition, an indirect wholly-owned subsidiary of F45 Training Holdings, for an aggregate of (a) $100 million in cash, (b) $50 million in secured promissory notes from Flyhalf Acquisition, or the Initial Stockholder Notes, and (c) 29,000,000 shares of our common stock. In connection with the issuance of the Initial Stockholder Notes, we entered into a guaranty with each of Messrs. Gilchrist and Deutsch and 2M Properties pursuant to which we guaranteed the obligations of Flyhalf Acquisition under their respective Initial Stockholder Notes.

On April 26, 2019, MWIG invested an additional $10 million in us for an additional 1,000,000 shares of convertible preferred stock. Immediately after giving effect to such investment, we became owned, on an as-converted basis (assuming the conversion of our convertible preferred stock into 15,274,808 shares of common stock and assuming all RSUs issued to Mark Wahlberg fully vest (see “Certain Relationships and Related Transactions—Promotional Agreement” for more details regarding the RSUs held by Mr. Wahlberg)) 28.59% by Mr. Gilchrist, 28.59% by Mr. Deutsch, 6.35% by 2M Properties, 33.47% by MWIG and 3.00% by Mr. Wahlberg. For additional details regarding the MWIG Transaction, see “Certain Relationships and Related Party Transactions—MWIG Transaction.”

We contributed the proceeds from the additional MWIG investment to Flyhalf Acquisition, which in turn used such funds to prepay an aggregate of $9,533,333.33 in outstanding principal balance under the Initial Stockholder Notes and to repay $466,666.67 of accrued interest.

We entered into a senior Secured Credit Agreement, dated as of September 18, 2019, or the Secured Credit Agreement, with JPMorgan Chase Bank, N.A., as Administrative Agent, Australian Security Trustee, Lender, Swingline Lender and Issuing Bank, consisting of a $20 million revolving credit facility, or the Revolving Facility, and a $30 million term loan facility, or the Term Facility. Initial borrowings of $30 million from the Term Facility and $11.9 million of the availability under the Revolving Facility were used to repay in full amounts due to common stockholders as a result of the MWIG Transaction, See “Note 10—Convertible Preferred Stock and Stockholders’ Equity” to the

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unaudited condensed and consolidated financial statements included elsewhere in this prospectus, for further discussion. The remaining availability under the Revolving Facility may be drawn and used for general corporate purposes. The obligations under the Secured Credit Agreement are guaranteed by certain of our operating subsidiaries and secured by a majority of our assets. The maturity date of the Credit Facility is September 18, 2022. The Revolving Facility may be prepaid and terminated by us at any time without premium or penalty (subject to customary LIBOR breakage fees).

The Term Facility bears interest at our option at floating rate of LIBOR plus 1.5 percent or an alternate base rate plus 0.5 percent. We have currently elected to bear interest at LIBOR plus 1.5 percent. The outstanding balance of the Term Facility as of September 30, 2019 was $30 million. The Term Facility principal and interest payments are due quarterly in accordance with an amortization schedule with a maturity date of September 18, 2022.

The Revolving Facility bears interest at our option at a floating rate of LIBOR plus 1.5 percent or an alternate base rate plus 0.5 percent. We have currently elected to bear interest at LIBOR plus 1.5 percent. We are required to pay to the lenders a quarterly commitment fee of 0.25% per annum on the daily unused amount of the Revolving Facility and fees relating to the issuance of letters of credit. The outstanding balance and remaining availability of the Revolving Facility as of September 30, 2019 was $11.9 million and $8.1 million, respectively.

The terms of the Secured Credit Agreement require that we not permit the Fixed Charge Coverage Ratio, as defined in the Secured Credit Agreement, for any period of four consecutive fiscal quarters to be less than 1.25 to 1.00. We are also required to maintain a Total Leverage Ratio, as defined in the Secured Credit Agreement, for any period of four consecutive fiscal quarters of less than 2.00 to 1.00. The Secured Credit Agreement also contains other customary covenants. As of September 30, 2019, we were in compliance with our financial covenants.

The Secured Credit Agreement permits the payment of dividends to stockholders and share repurchases by us of up to 15% of the equity interests held by our stockholders.

On October 25, 2019, we entered into an interest rate swap agreement, or the Swap Agreement, with JP Morgan Chase Bank N.A. to fix the interest rate on the Term Facility over the life of the loan. The notional amount of the swap covers the entire $30 million in borrowings outstanding under the Term Facility. Under the terms of the Swap Agreement, the Term Facility, which formerly accrued interest at a rate of LIBOR plus 1.50% will accrue interest starting on the effective date (October 30, 2019) at a fixed rate of 1.741% on an annualized basis. Our objective in executing the Swap Agreement was to hedge against periodic fluctuations in cash flow due to changes in the LIBOR rates.

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Results of Operations

The following tables summarize key components of our results of operations for the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2019	2018	2018	2017
	(dollars in thousands)
Revenues:
Franchise (Related party: $184 and $156 for nine months ended 2019 and 2018, and $241 and $203 for 2018 and 2017)	$28,765	$17,005	$24,354	$12,045
Equipment and merchandise (Related party: $0 and $177 for nine months ended 2019 and 2018, and $177 and $204 for 2018 and 2017)	29,478	24,174	33,401	13,451

Total revenues	58,243	41,179	57,755	25,496
Operating expenses:
Cost of franchise revenue (Related party: $0 and $1,231 for nine months ended 2019 and 2018, and $2,223 and $0 for 2018 and 2017)	8,018	3,017	4,554	1,342
Cost of equipment and merchandise (Related party: $1,676 and $2,117 for nine months ended 2019 and 2018, and $2,841 and $519 for 2018 and 2017)	16,049	14,619	18,522	10,827
Selling, general and administrative expenses (Related party: $0 and $12 for nine months ended 2019 and 2018, and $12 and $185 for 2018 and 2017)	28,309	11,038	15,428	12,387
Forgiveness of loans to directors	22,263	-	-	-

Total costs and operating expenses	74,639	28,674	38,504	24,556

(Loss) income from operations	(16,396)	12,505	19,251	940
Other expense, net	660	301	221	276

(Loss) income before income taxes	(17,056)	12,204	19,030	664
Provision for income taxes	2,015	4,038	6,238	606

Net (loss) income	$(19,071)	$8,166	$12,792	$58

Comparison of the Nine Months Ended September 30, 2019 and 2018

Franchise Revenue

	Nine Months Ended September 30,		Change
	2019	2018	$	%
	(dollars in thousands)
Franchise
United States	$16,990	$7,666	$9,324	122%
Australia	7,700	6,879	821	12%
ROW	4,075	2,460	1,615	66%

Total franchise revenue	$28,765	$17,005	$11,760	69%

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	Nine Months Ended September 30,		Change
	2019	2018	Studios	%
	(in units)
Number of studios opened
United States	115	76	39	51%
Australia	53	79	(26)	(33%)
ROW	81	70	11	16%

Total studios opened	249	225	24	11%

The $9.3 million increase in franchise revenue for the nine months ended September 30, 2019 compared to the nine months ended September 31, 2018 in the United States was primarily attributable to our growth in new studio openings in this geography. Total studios open at the beginning of the nine months ended September 30, 2018 was 56 compared to total studios open at the beginning of the nine months ended September 30, 2019 of 157. New studios opened increased from 76 in the nine months ended September 2018 compared to 115 in the same period in 2019, an increase of 51%. Due to the studio growth experienced in the nine months ended September 30, 2019 as compared to the equivalent period in 2018, establishment, monthly franchise fees and other franchise-related fees increased by $6.0 million during the period. The remaining increase of $3.3 million was due to marketing and other services sold to our franchisees.

The $0.8 million increase in franchise revenue for the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018 in Australia was primarily attributable to an increase of $0.8 million in revenues received in connection with cross-promotional activities with vendors in addition to other recurring fixed fees paid by franchisees. Total studios open at the beginning of the nine months ended September 30, 2018 was 418 compared to total studios open at the beginning of the nine months ended September 30, 2019 of 512. New studio openings declined during the nine months ended September 30, 2019 to 53 from 79 during the nine months ended September 30, 2018, which is a function of our franchisee footprint maturing in this market.

The $1.6 million increase in franchise revenue for the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018 in ROW was primarily attributable to our growth in new studio openings in this geography. Total studios open at the beginning of the nine months ended September 30, 2018 was 48 compared to total studios open at the beginning of the nine months ended September 30, 2019 of 131. New studios opened increased from 70 in the nine months ended September 30, 2018 compared to 81 in the equivalent period in 2019, an increase of 16%. Due to the studio growth experienced in the nine months ended September 30, 2019 as compared to the equivalent period in 2018, establishment, monthly franchise fees and other franchise-related fees increased by $0.8 million during the period. The remaining increase of $0.8 million was due to marketing and other recurring fixed fees paid by franchisees.

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Equipment and Merchandise Revenue

	Nine Months Ended September 30,		Change
	2019	2018	$	%
	(dollars in thousands)
Equipment and merchandise
United States	$13,573	$10,400	$3,173	31%
Australia	6,370	7,350	(980)	(13%)
ROW	9,535	6,424	3,111	48%

Total equipment and merchandise revenue	$29,478	$24,174	$5,304	22%

The $3.2 million increase in equipment and merchandise revenue for the nine months ended September 2019 compared to the nine months ended September 2018 in the United States was primarily attributable to our efforts to continue to expand our franchisee footprint. An increase of $3.4 million is attributable to World Pack sales to 122 studios during the period, compared to World Pack sales to 102 studios during the equivalent period in 2018, as well as favorable changes in World Pack pricing. This increase is offset by a $0.2 million decrease attributable to a decline in other equipment sales compared with prior period.

The $1.0 million decrease in equipment and merchandise revenue for the nine months ended September 2019 compared to the nine months ended September 2018 in Australia was primarily attributable to a decrease in World Pack sales to 46 studios during 2019, compared to World Pack sales to 76 studios during the equivalent period in 2018. This reduction in World Pack sales is a function of our franchisee footprint maturing in this market offset by an increase in merchandise sales.

The $3.1 million increase in equipment and merchandise revenue for the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018 in ROW was primarily attributable to the expansion in our franchisee footprint in Asia, Canada and the United Kingdom. The $3.1 million increase was primarily attributable to favorable changes in World Pack pricing and World Pack sales to 83 studios during the nine months ended September 2019 compared to World Pack sales to 74 studios during the equivalent period in 2018.

Cost of revenue

Cost of franchise revenue

	Nine Months Ended September 30,		Change
	2019	2018	$	%
	(dollars in thousands)
Franchise
United States	$6,862	$2,766	$4,096	148%
Australia	479	127	352	277%
ROW	677	124	553	446%

Total cost of franchise revenue	$8,018	$3,017	$5,001	166%

Percentage of revenue	14%	7%

The $4.1 million increase in cost of franchise revenue for the United States during the nine months ended September 30, 2019 as compared with the same period in the prior year was primarily attributable to $1 million of direct costs related to new franchise sales programs and $3.1 million related to the membership marketing programs implemented during 2018.

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The $0.4 million increase in cost of franchise revenue for Australia during the nine months ended September 30, 2019 as compared with the same period in the prior year was attributable to the membership marketing programs implemented during 2018.

The $0.6 million increase in cost of franchise revenue for the ROW for the first nine months of 2019 as compared with the same period in 2018 was due to new franchise sales programs.

Cost of equipment and merchandise revenue

	Nine Months Ended September 30,		Change
	2019	2018	$	%
	(dollars in thousands)
Equipment and merchandise
United States	$6,780	$4,832	$1,948	40%
Australia	6,241	6,021	220	4%
ROW	3,028	3,766	(738)	(20)%

Total equipment and merchandise cost of revenue	$16,049	$14,619	$1,430	10%

Percentage of revenue	28%	36%

The $1.9 million increase in cost of equipment and merchandise for the United States for the nine months ended September 30, 2019 as compared to the same period in 2018 was primarily attributable to the increase in new studio openings during the period and related sales of World Pack inventory.

Cost of equipment and merchandise for Australia in the first nine months of 2019 was generally flat as compared to the same period in 2018 due to an increase in cost of merchandise offset by a decrease in equipment deliveries. As a more mature market, we see fewer new franchise sales and resulting cost of equipment revenue overall in this geographic segment.

The $0.7 million decrease in cost of equipment and merchandise for ROW for the nine months ended September 30, 2019 as compared with the same period in the prior year was primarily attributable to a lower cost of equipment per order in the ROW geography.

Operating expenses

Selling, general, and administrative expense

	Nine Months Ended September 30,		Change
	2019	2018	$	%
	(dollars in thousands)
Selling, general and administrative expenses	$28,309	$11,038	$17,271	156%
Percentage of revenue	49%	27%

The $17.3 million increase in selling, general and administrative expense during the first nine months of 2019 as compared with the same period in 2018 was primarily attributable to $8.0 million for non-recurring professional services, which include legal, tax, accounting and consulting expense incurred in preparation for this offering, the corporate reorganization, and the issuance of preferred shares as part of the MWIG Transaction. An additional $9.3 million of the increase was attributable to growth in salaries and marketing expenses from the continued expansion of our business, our ongoing brand awareness campaigns and overhead incidental to day-to-day operations across our expanding global footprint.

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Pursuant to 17. C.F.R. Section 200.83

Forgiveness of loans to directors

	Nine Months Ended September 30,		Change
	2019	2018	$	%
	(dollars in thousands)
Forgiveness of loans to directors	$22,263	$—	$22,263	N/A
Percentage of revenue	38%	0%

On March 15, 2019, in connection with the MWIG Transaction that closed on March 15, 2019, we forgave loans that were previously extended to certain of our existing stockholders who are executive officers and directors of the Company. No such expense was recorded for the nine months ended September 30, 2018.

Other expense, net

	Nine Months Ended September 30,		Change
	2019	2018	$	%
	(dollars in thousands)
Other expense, net	$660	$301	$359	119%
Percentage of revenue	1%	1%

The $0.4 million increase in other expense, net represents realized and unrealized gains and losses on foreign currency. This increase during the nine months ended September 30, 2019, as compared with the same period a year prior, was primarily driven by volatility in the Australian dollar relative to the U.S. dollar.

Provision for income taxes

	Nine Months Ended September 30,		Change
	2019	2018	$	%
	(dollars in thousands)
Provision for income taxes	$2,015	$4,038	$(2,023)	(50)%

The provision for income taxes was $2.0 million for the nine months ended September 30, 2019, compared with $4.0 million for the nine months ended September 30, 2018. The effective tax rate for the nine months ended September 30, 2019 of (11.8%) differed from the U.S. statutory tax rate of 21% primarily due to nondeductible forgiveness of loans to directors, permanent differences, reserves for uncertain tax positions, and a valuation allowance against certain domestic deferred tax assets that are not more likely than not to be realized. The effective tax rate for the nine months ended September 30, 2018 of 33.1% differed from the U.S. statutory tax rate of 21% primarily due to permanent differences, foreign jurisdiction earnings taxed at different rates, reserves for uncertain tax positions, and a valuation allowance against certain domestic deferred tax assets that are not more likely than not to be realized.

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Pursuant to 17. C.F.R. Section 200.83

Comparison of the years ended December 31, 2018 and 2017

Revenue

Franchise Revenue

	Years Ended December 31,		Change
	2018	2017	$	%
	(dollars in thousands)
Franchise revenue
United States	$11,442	$2,493	$8,949	359%
Australia	9,475	7,718	1,757	23%
ROW	3,437	1,834	1,603	87%

Total franchise revenue	$24,354	$12,045	$12,309	102%

	Years Ended December 31,		Change
	2018	2017	Studios	%
	(in units)
Number of open studios
United States	157	56	101	180%
Australia	512	418	94	23%
ROW	131	48	83	173%

Total open studios	800	522	278	53%

The $8.9 million increase in franchise revenue from 2017 to 2018 in the United States was primarily attributable to our growth in open studios. Open studios in the United States increased from 56 in 2017 to 157 in 2018, representing an increase of 180%. Due to the studio growth experienced in 2018, establishment, monthly franchise fees and other franchise-related fees increased by $6.6 million in the United States compared to the prior period. Of the remaining increase of $2.3 million, $1.5 million was due to marketing and $0.8 million was due to other recurring fixed fees paid by franchisees.

The $1.8 million increase in franchise revenue from 2017 to 2018 in Australia was primarily attributable to our growth in open studios. Open studios in Australia increased from 418 in 2017 to 512 in 2018, an increase of 23%. Due to the studio growth experienced in 2018, establishment, monthly franchise fees and other franchise-related fees increased by $1.1 million in Australia compared to the prior period. The remaining increase of $0.7 million was due to marketing and other recurring fixed fees paid by franchisees. The more moderate growth rate in new studio openings and average franchise fee price increases in Australia is a function of our more mature presence in this market.

The $1.6 million increase in franchise revenue from 2017 to 2018 in ROW was primarily attributable to our growth in open studios. Open studios in ROW increased from 48 in 2017 to 131 in 2018, an increase of 173%. Due to the studio growth experienced in 2018, establishment, monthly franchise fees, and other franchise-related fees increased by $1.2 million in ROW compared to the prior period. The remaining increase of $0.4 million was due to marketing and other recurring fixed fees paid by franchisees. The average revenue per studio in ROW is lower compared to the United States and Australia, which is primarily due to the impact of the economic environment in local Asian markets on our studio pricing.

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Pursuant to 17. C.F.R. Section 200.83

Equipment and Merchandise Revenue

	Years Ended December 31,		Change
	2018	2017	$	%
	(dollars in thousands)
Equipment and merchandise revenue
United States	$14,798	$4,086	$10,712	262%
Australia	9,736	7,352	2,384	32%
ROW	8,867	2,013	6,854	340%
Total equipment and merchandise revenue	$33,401	$13,451	$19,950	148%

The $10.7 million increase in equipment and merchandise revenue from 2017 to 2018 in the United States was primarily attributable to our efforts to continue to expand our franchisee footprint. An increase of $10.4 million was attributable to our World Pack sales to 142 studios during 2018, compared to World Pack sales to 48 studios during 2017 in the United States.

The $2.4 million increase in equipment and merchandise revenue from 2017 to 2018 in Australia was primarily attributable to an increase in the sales of apparel of $1.4 million and top-up equipment of $1.0 million.

The $6.9 million increase in equipment and merchandise revenue from 2017 to 2018 in ROW was primarily attributable to the expansion in our franchisee footprint in Asia, Canada and the United Kingdom. An increase of $6.8 million was attributable to our World Pack sales to 93 studios during 2018, compared to World Pack sales to 31 studios during 2017. The remaining $0.1 million increase was attributable to other equipment sales.

Cost of revenue

Cost of franchise revenue

	Years Ended December 31,		Change
	2018	2017	$	%
	(dollars in thousands)
Cost of franchise revenue
United States	$4,079	$1,051	$3,028	288%
Australia	240	285	(45)	(16)%
ROW	235	6	229	3,817%

Total cost of franchise revenue	$4,554	$1,342	$3,212	239%

Percentage of revenue	8%	5%

The $3.0 million increase in cost of franchise revenue for the United States was primarily attributable to $1.6 million related to the membership marketing programs implemented during 2018 and $1.4 million of direct costs related to new franchise sales programs.

The cost of franchise revenue for Australia was mostly consistent year over year. As a more mature market, there were fewer new franchise sales, thus, lower cost of franchise revenue.

The $0.2 million increase in cost of franchise revenue for ROW was due to an increase of $0.2 million related to our membership marketing program, which was introduced in 2018.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Cost of equipment and merchandise revenue

	Years Ended December 31,		Change
	2018	2017	$	%
	(dollars in thousands)
Cost of equipment and merchandise revenue
United States	$7,362	$2,654	$4,708	177%
Australia	7,253	6,824	429	6%
ROW	3,907	1,349	2,558	190%

Total cost of equipment and merchandise revenue	$18,522	$10,827	$7,695	71%

Percentage of revenue	32%	42%

The $4.7 million increase in cost of equipment and merchandise revenue for the United States was primarily attributable to a $3.5 million increase related to cost of revenue for sales of World Packs and merchandise, and a $1.2 million increase related to freight and storage costs.

The $0.4 million increase in cost of equipment and merchandise revenue for Australia was attributable to a $0.1 million increase related to cost of revenue for sales of World Packs and merchandise, and a $0.3 million increase in other, non-World Pack related, equipment costs.

The $2.6 million increase in cost of equipment and merchandise revenue for ROW was primarily attributable to the costs of revenue for sales of World Packs for new studio openings as our franchisee footprint expanded in countries within ROW.

Operating expenses

	Year ended December 31,		Change
	2018	2017	$	%
	(dollars in thousands)
Selling, general and administrative expenses	$15,428	$12,387	$3,041	25%
Percentage of revenue	27%	49%

Selling, general and administrative expenses

The increase in selling, general and administrative expenses was primarily due to an additional $1.6 million in wages for employees, contractors and sales commissions resulting from continued expansion of our business, $0.8 million in brand marketing to promote brand awareness in new markets and $0.7 million in bad debt expense.

Other expense, net

	Year ended December 31,		Change
	2018	2017	$	%
	(dollars in thousands)
Other expense, net	$221	$276	$(55)	(20)%
Percentage of revenue	0%	1%

Other expense, net in 2018 related to realized and unrealized gains and losses on foreign currency transactions and was mainly consistent with 2017.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Provision for income taxes

	Year ended December 31,		Change
	2018	2017	$	%
	(dollars in thousands)
Provision for income taxes	$6,238	$606	$5,632	929%

The increase in the income tax expense was primarily due to the increase in income generated by the domestic and foreign subsidiaries.

Liquidity and Capital Resources

Overview

As of September 30, 2019, we held $11.1 million of cash and cash equivalents, of which $9.5 million was held by our foreign subsidiaries outside of the United States. In the event that we repatriate these funds from our foreign subsidiaries, we would need to accrue and pay applicable United States taxes and withholding taxes payable to various countries. As of September 30, 2019, our intent was to permanently reinvest these funds outside of the United States. Accordingly, no deferred taxes have been provided for withholding taxes or other taxes that would result upon repatriation of approximately $20.1 million of undistributed earnings from these foreign subsidiaries as those earnings continue to be permanently reinvested. It is not practicable to estimate income tax liabilities that might be incurred if such earnings were remitted to the United States due to the complexity of the underlying calculation. Although we have no intention to repatriate the undistributed earnings of our foreign subsidiaries for the foreseeable future, if such funds are needed for operations in the United States, to the extent applicable and material, we will revise future filings to address the potential tax implications. Our primary cash needs are for the funding of day-to-day operations, financing capital investments and to address our working capital needs.

We believe that our operating cash flow and cash on hand will be adequate to meet our operating, investing and financing needs for the next 12 months. If necessary, we may borrow funds under the Revolving Facility to finance our liquidity requirements, subject to customary borrowing conditions. The outstanding balance and remaining availability of the Revolving Facility as of September 30, 2019 was $11.9 million and $8.1 million, respectively. As discussed in “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to repay in full the outstanding balance under the Revolving Facility. To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. Our ability to meet our operating, investing and financing needs depends to a significant extent on our future financial performance, which will be subject in part to general economic, competitive, financial, regulatory and other factors that are beyond our control, including those described elsewhere in this prospectus under the heading “Risk Factors.” In addition to these general economic and industry factors, the principal factors in determining whether our cash flows will be sufficient to meet our liquidity requirements will be our ability to globally expand our franchisee footprint.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Cash flow

	Nine Months Ended September 30,		Year ended December 31,
	2019	2018	2018	2017
	(dollars in thousands)		(dollars in thousands)
Net cash provided by operating activities	$7,565	$7,920	$9,446	$12,611
Net cash used in investing activities	(559)	(620)	(943)	(662)
Net cash used in financing activities	(1,296)	(7,616)	(12,543)	(6,748)

Net change in cash and cash equivalents	$5,710	$(316)	$(4,040)	$5,201

Net cash provided by operating activities

In all periods presented, our largest source of cash inflow stemmed from our collections of establishment and World Pack fees from our franchisees. The most significant cash outflow is our equipment/merchandise costs and employee costs. Historically, we have produced positive net cash flow. We have seen some decrease as we have explored new business opportunities to create long-term growth for F45.

For the nine months ended September 30, 2019, net cash provided by operating activities amounted to $7.6 million compared to $7.9 million for the nine months ended September 30, 2018, a decrease of $0.3 million. This change in net cash provided by operating activities was primarily attributable to a $27.2 million decrease in net income being offset by a net increase of $20.6 million in non-cash adjustments to net income including a $22.3 million compensation charge for the forgiveness of loans to directors. This change was further impacted by a $9.5 million increase in operating assets and a $15.8 million increase in operating liabilities.

For the year ended December 31, 2018, net cash provided by operating activities decreased to $9.4 million, compared to $12.6 million for the year ended December 31, 2017. This change in net cash provided by operating activities was primarily attributable to a $12.8 million increase in net income being offset by a $15.5 million change in deferred revenue. As we expanded our business in the United States during the year ended December 31, 2018, our timing of cash collections of establishment and World Pack fees compared to revenue recognized resulted in a larger cash inflow from deferred revenues in the year ended December 31, 2017. Our collection of establishment and World Pack fees is partially offset by recognition of revenue as we satisfy performance obligations and recognize revenue of existing franchises.

Net cash used in investing activities

For the nine months ended September 30, 2019, our cash used in investing activities was substantially similar to the cash used in investing activities for the nine months ended September 30, 2018, as our investing activities continued to center around purchases of both property and equipment and intangibles.

During 2018, our net cash used in investing activities centered primarily around purchases of our assets, both property and equipment and intangibles. Throughout 2018, we invested $0.3 million in property and equipment and $0.6 million in intangible assets, total purchases of $0.9 million.

Compared to $0.7 million in cash used in investing activities in 2017, this $0.2 million increase relates to a $0.1 million increase in property and equipment purchases made throughout 2017. Furthermore, we increased spending on intangible assets by $0.1 million during the year to expand our technology infrastructure as well as to improve our franchisees’ ability to deliver an enhanced workout experience.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Net cash used in financing activities

For the nine months ended September 30, 2019, net cash used in financing activities was $1.3 million compared to $7.6 million during the nine months ended September 30, 2018, a decrease of $6.3 million. This decrease was due to the $110 million in proceeds from issuance of our convertible preferred common stock to MWIG in the MWIG Transaction, $41.9 million in net borrowings under our Term Facility and Revolving Facility and a $6.8 million decrease in issuance of loans to directors being offset by the payment of a $101.9 million dividend to existing stockholders, a $50 million dividend repayment on the Initial Stockholder Notes and a $0.5 million increase in deferred offering costs and debt issuance costs.

For the year ended December 31, 2018, net cash used in financing activities was $12.5 million compared to $6.7 million in the year ended December 31, 2017, an increase of $5.8 million. This increase was solely due to the loans to existing stockholders that serve as executive officers and directors.

Contractual Obligations and Commitments

Contractual obligations and commitments as of September 30, 2019 consisted of $0.1 million in operating leases, all of which is due within the next two years. Please see “Note 6—Debt” to the interim unaudited condensed consolidated financial statements for discussion of the contractual obligations under our Term Facility and Revolving Facility.

Off-Balance Sheet Arrangements

As of September 30, 2019, our off-balance sheet arrangements consisted of operating leases for office space. See Note 9 to the interim unaudited condensed consolidated financial statements included elsewhere in this prospectus for more information regarding these operating leases.

Critical Accounting Policies and Use of Estimates

Our combined and consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our combined and consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are critical to our business operations and understanding of our financial results.

Revenue from contracts with customers

Our contracts with customers are typically comprised of multiple performance obligations, including exclusive franchise rights to access our intellectual property to operate an F45 Training-branded fitness facility in a specific territory (franchise agreements), a material right related to discounted renewals of the franchise agreements (both reflected in franchise revenue in the combined and consolidated statements of operations and comprehensive income (loss)), and equipment and merchandise. Taxes collected from customers and remitted to government authorities are recorded on a net basis.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Franchise revenue

Our primary performance obligation under the franchise agreement is granting certain exclusive rights to access our intellectual property to operate an F45 Training-branded fitness facility in a defined territory. This performance obligation is a right to access our intellectual property, which is satisfied ratably over the term of the franchise agreement. Renewal fees are generally recognized over the renewal term for the respective agreement from the start of the renewal period. Transfer fees are recognized over the remaining term of the franchise agreement beginning at the time of transfer.

Franchise agreements generally consist of an obligation to grant exclusive rights over a defined territory and may include options to renew the agreement. Earlier franchise agreements had an initial term of three years while more recent agreements have an initial term of five years. With our approval, a franchisee may transfer a franchise agreement to a new or existing franchisee, at which point a transfer fee is paid. Our arrangements have no financing elements as there is no difference between the promised consideration and the cash selling price. Additionally, we have assessed that a significant amount of the costs incurred under the contract to perform are incurred up-front.

Franchise revenue consists primarily of upfront establishment fees, monthly franchise fees and other franchise-related fees. The upfront establishment fee is payable by the franchisee upon signing a new franchise agreement and monthly franchise and related fees are payable throughout the term of the franchise license.

Discounted franchise agreement renewal fees

Our franchise agreements may include discounted renewal options allowing franchisees to renew at no cost or at a reduction of the initial upfront establishment fee. The resulting discount in fees at renewal provides a material right to franchisees. Our obligation to provide future discounted renewals to franchisees are accounted for as separate performance obligations. The value of these material rights related to the future discount was determined by reference to the estimated franchise agreement term, which has been estimated to be 10 years, and related estimated transaction price. The estimated transaction price allocated to the franchise agreements is recognized as revenue over the estimated contract term of 10 years, which gives recognition to the renewal option containing a material right. At the end of the initial contract term, any unrecognized transaction price would be recognized during the renewal term, if exercised, or when renewal option expires, if unexercised.

Equipment and merchandise revenue

We require our franchisees to purchase fitness and technology equipment directly from us and payment is required to be made prior to the placement of the franchisees’ orders. Revenue is recognized upon transfer of control of ordered items, generally upon delivery to the franchisee, which is when the franchisee obtains physical possession of the goods, legal title has transferred, and the franchisee has all risks and rewards of ownership. The franchisees are charged for all freight costs incurred for the delivery of equipment. Freight revenue is recorded within equipment and merchandise revenue and freight costs are recorded within cost of equipment and merchandise revenue.

We are the principal in a majority of our equipment revenue transactions as we control the proprietary equipment prior to delivery to the franchisee, have pricing discretion over the goods, and have primary responsibility to fulfill the franchisee order through its direct third-party vendor.

We are the agent in a limited number of equipment and merchandise revenue transactions where the franchisee interacts directly with third-party vendors for which we receive a rebate on sales directly from the vendor.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Allocation of transaction price

Our contracts include multiple performance obligations—typically the franchise license, equipment and material rights for discounted renewal fees. Judgment is required to determine the standalone selling price for these performance obligations. We do not sell the franchise license or World Pack equipment on a stand-alone basis (our contracts with customers almost always include both performance obligations); as such, the standalone selling prices of the performance obligations are not directly observable on a stand-alone basis. Accordingly, we estimate the standalone selling prices using available information including the prices charged for each performance obligation within our contracts with customers in the relevant geographies and market conditions. Individual standalone selling prices are estimated for each geographic location, primarily the United States and Australia, due to the unique market conditions of those performance obligations in each region.

Deferred costs

Deferred costs consist of incremental costs to obtain (e.g., commissions) and fulfill (e.g., payroll costs) a contract with a franchisee. Both the incremental costs to obtain and fulfill a contract with a franchisee are capitalized and amortized on a straight-line basis over the expected period if we expect to recover those costs. As of September 30, 2019, we had $8,623 of deferred costs to obtain and fulfill contracts with customers. During the nine months ended September 30, 2019 and 2018, we recognized $642 and $368 in amortization of these deferred costs, respectively. As of December 31, 2018 and 2017, we had $5,664 and $3,394 of deferred costs to obtain and fulfill contracts with franchisees, respectively. During the years ended December 31, 2018 and 2017, we recognized $527 and $292 in amortization of these deferred costs, respectively. The amortization of these costs is included in selling, general and administrative expenses for costs to obtain a contract and cost of franchise revenue for costs to fulfill a contract in our combined and consolidated statements of operations and comprehensive income.

Impairment of long-lived assets, including intangible assets

We assess potential impairments to our long-lived assets, which include property and equipment, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment charges recorded on long-lived assets during the years ended December 31, 2018 and 2017 or during the nine months ended September 30, 2019 and 2018.

We evaluate our indefinite-lived intangible asset (trademark) to determine whether current events and circumstances continue to support an indefinite useful life. In addition, our indefinite-lived intangible asset is tested for impairment annually. The indefinite-lived intangible asset impairment test consists of a comparison of the fair value of each asset with its carrying value, with any excess of carrying value over fair value being recognized as an impairment loss. We are also permitted to make a qualitative assessment of whether it is more likely than not an indefinite-lived intangible asset’s fair value is less than its carrying value prior to applying the quantitative assessment. If, based on our qualitative assessment, it is more likely than not that the carrying value of the asset is less than its fair value, then a quantitative assessment may be required.

We perform our annual impairment test for our indefinite-lived intangible asset during the fourth quarter of the calendar year. We also test for impairment whenever events or circumstances indicate

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

that the fair value of such indefinite-lived intangible asset has been impaired. No impairment of our indefinite-lived intangible asset was recorded during the years ended December 31, 2018 and 2017. Additionally, no impairment triggers were observed during the nine months ended September 30, 2019 and 2018.

Income taxes

We account for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws at the end of the reporting period; the effect of future changes in tax laws or rates are not anticipated. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized based on available evidence.

We account for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in the provision for income tax.

Stock-based Compensation Expense

On March 15, 2019, we issued 1,369,324 Restricted Stock Units, or RSUs, to Mr. Wahlberg pursuant to a Promotional Agreement executed between him and us. The Promotional Agreement specifies the terms and conditions under which the RSUs will vest. Specifically, the RSUs vest only if we complete a liquidity event as specified within the Promotional Agreement, which was considered to be a performance-based vesting condition. In addition, the RSUs vest only if we achieve certain target equity values at the liquidity event of thereafter, which was considered to be a market-based vesting condition.

For stock-based compensation with both performance and market-condition vesting, such as the RSUs, cost is measured at the grant date, based on the fair value of the award considering the market conditions, and then recorded over the requisite service period if the performance condition is probable. We estimated the fair value of stock-based payment awards considering the market conditions on the date of grant using a Monte Carlo simulation model.

Vesting for the RSUs was not considered probable, since the performance condition was not expected to be met prior to the consummation of a liquidity event as specified within the Promotional Agreement. Therefore, we did not record the expense. Upon completion of a liquidity event, we will record the expense based on the percentage of the requisite service period completed through that date.

Because there was no public market for our common stock, the board of directors determined the fair value of common stock at the time of grant by considering a number of objective and subjective factors including independent third-party valuations of our common stock, operating and financial performance, the lack of liquidity of our capital stock and general and industry specific economic outlook, among other factors.

The expected stock price volatility for the common stock was estimated by taking the historic price volatility for industry peers and comparable companies based on daily price observations over a period equivalent to the expected term of the RSUs. Industry peers consist of several public companies in our industry. Given our size and stage of development relative to the peer group, we selected the third quartile volatility of the peers. The risk-free interest rate for the term of the RSUs is based on the U.S. Treasury implied yield at the date of grant.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Internal-use Software

We capitalize certain development costs incurred in connection with our internal-use software and website. These capitalized costs are primarily related to our software tools that are hosted by us and accessed by our customers on a subscription basis. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years.

Recent Accounting Pronouncements

See “Note 2—Summary of Significant Accounting Policies” to the interim unaudited condensed consolidated financial statements and to the annual audited combined and consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the financial statements included in this prospectus.

Internal Control Over Financial Reporting

In the course of preparing the financial statements that are included in this prospectus, our independent registered public accountants identified certain material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses related to the segregation of duties and administrative access authority, the financial close and reporting process and the documentation of the annual risk assessment process and the existence of a whistleblower process. For more information, see “Risk Factors—We have identified three material weaknesses in our internal control over financial reporting and if our remediation of such material weaknesses is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.”

In order to remediate these material weaknesses, we have taken and plan to continue to take the following actions:

•

we have hired additional accounting personnel to implement more robust internal controls and enhanced reporting, including a CFO in June 2018, a Group Financial Controller in July 2018, a Financial Analyst in December 2018, a Senior Accountant in May 2019, a Financial Controller Aus/ROW in June 2019, VP FP&A in June 2019, and two internal accountants in August 2019. We are currently in the process of recruiting a Director of SEC Reporting and Technical Accounting. As we build out our team, we will continue to supplement our internal resources with third-party consultants; and

•

we are maintaining sufficient accounting personnel so that journal entries and account reconciliations are reviewed by someone other than the preparer, including retaining evidence of the reviews performed by management.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

We also plan to take additional steps to remediate the identified material weaknesses and improve our accounting function, including:

•

adopting formal internal control processes and documentation related to controls that address the elements of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control Framework;

•	restricting access to our financial systems to appropriate personnel and implementing proper segregation of duties within our finance and accounting processes; and

•	implementing a more robust enterprise resource planning, or ERP, system than the one we presently use, which we currently anticipate to be during 2020.

In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of September 30, 2019, December 31, 2018, nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

Jumpstart Our Business Startups Act of 2012

We have chosen to apply the provision of the JOBS Act that permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk

As of September 30, 2019, we had cash and cash equivalents of $11.1 million deposited with major financial institutions, which consisted of bank deposits. Due to the short-term nature of these instruments, our exposure to interest rate risk is limited to changes in our bank interest rates for which an immediate one percent change would not have had a material effect on our results of operations of financial condition.

We are, however, subject to interest rate risk with respect to our borrowings under the Term Facility and Revolving Facility. Borrowings under the Revolving Facility currently bear interest at a floating rate of LIBOR plus 1.5 percent. As of September 30, 2019, we had outstanding borrowings of $11.9 million under the Revolving Facility. A 1.0% increase or decrease in LIBOR would increase or decrease interest expense by approximately $3,952 per year assuming a consistent debt balance under the Revolving Facility. The Term Facility also currently bears interest at a floating rate of LIBOR plus 1.5 percent. As of September 30, 2019, we had outstanding borrowings of $30 million under the Term Facility. A 1.0% increase or decrease in LIBOR would increase or decrease interest expense by approximately $10,000 per year assuming a consistent debt balance under the Term Facility. On October 25, 2019, we entered into the Swap Agreement to fix the interest rate on the Term Facility over the life of the loan. Under the terms of the Swap Agreement, effective October 30, 2019, the Term Facility will accrue interest at a fixed rate of 1.741% on an annualized basis.

Foreign exchange risk

We report our results in U.S. dollars, which is our reporting currency. The operations of Australia and ROW that are denominated in currencies other than the U.S. dollar are impacted by fluctuations in

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

currency exchange rates and changes in currency regulations. The majority of Australia’s operations, income, revenue, expenses and cash flows are denominated in Australian dollars, which we translate to U.S. dollars for financial reporting purposes. ROW revenue and expenses in their respective local currencies are translated using the average rates during the period in which they are recognized and are impacted by changes in currency exchange rates.

During the nine months ended September 30, 2019, income from operations would have decreased or increased approximately $1.9 million if all foreign currencies uniformly weakened or strengthened 10% relative to the U.S. dollar, holding other variables constant, including sales volumes. The effect of a uniform movement of all currencies by 10% is provided to illustrate a hypothetical scenario and related effect on operating income. Actual results will differ as foreign currencies may move in uniform or different directions and in different magnitudes.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

BUSINESS

Overview

We are F45 Training, one of the fastest growing fitness franchisors in the United States based on number of franchises sold in the United States, focused on creating a leading global fitness training and lifestyle brand. We offer consumers functional 45-minute workouts that are effective, fun and community-driven. Our workouts combine elements of high-intensity interval, circuit and functional training to offer consumers what we believe is the world’s best functional training workout. We deliver our workouts through our digitally-connected global network of studios, and we have built a differentiated, technology-enabled platform that allows us to create and distribute workouts to our global franchisee base. Our platform enables the rapid scalability of our model and helps to promote the success of our franchisees. We offer consumers a continuously evolving fitness program in which virtually no two workouts are ever the same. Our vast and growing library of functional training movements allows us to vary workout programs to keep consumers engaged with fresh content, stay at the forefront of consumer trends and drive maximum individual results, while helping our members achieve their fitness goals.

We were founded in 2013 by Adam Gilchrist and Rob Deutsch in Sydney, Australia. As lifelong health and fitness enthusiasts and entrepreneurs, Adam and Rob recognized an opportunity to leverage technology to offer consumers an effective, multi-disciplinary and community-driven workout that serves as an affordable alternative to one-on-one personal training and repetitive, single-discipline studio classes. Soon after the first F45 Training studio opened in Paddington, Australia, Adam and Rob focused on using technology to streamline and standardize the F45 Training experience in order to franchise the business. We quickly expanded, initially selling franchises to members of the original studio, after which viral word-of-mouth marketing led to rapid growth, and we opened nearly 200 studios over the following 30 months. In just six years, we have scaled our global footprint to 1,760 franchises sold in 48 countries, including 1,045 open studios, as of September 30, 2019.

Our in-studio experience utilizes our proprietary technologies: our fitness programming algorithm and our patented technology-enabled delivery platform. Our fitness programming algorithm leverages a rich content database of over 2,700 unique functional training movements to offer new workouts each day. Our content delivery platform allows us to standardize the F45 Training experience across our global footprint and broadcast content, including workout instructions and timing, directly to our in-studio F45TVs and speaker systems. Our in-studio experience is further enhanced by trainers who provide guidance on proper form and movement, as well as motivate our members and foster a positive sense of community. We believe our approach helps to provide a consistent and high-quality fitness experience across our network of studios, keeping members highly engaged and helping them to achieve and sustain their fitness goals.

We operate an almost 100% franchise model that offers compelling economics to us and our franchisees. We believe our franchisees generally benefit from a relatively low initial investment and low four-wall operating expenses, which in turn can generate strong returns on franchisee investments. The optimized box layout of our studios, which requires as little as approximately 1,600 square feet of training area, contributes to the relatively low initial investment and operating costs of our franchisees, and allows our studios to be located in a wide array of attractive prospective retail locations. We believe this flexibility will enable us to capitalize on our estimated long-term global opportunity of over 15,800 studios according to Buxton. Based on the Franchise Survey, we estimate that a typical F45 Training franchise requires an aggregate initial investment of approximately $315,000 and, in its third year of operation, can produce average EBITDA margins in excess of 30% and average cash-on-cash returns in excess of 35%.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

We believe our franchise model is attractive due to its potential for asset-light growth, strong profitability and robust cash flow generation, and has helped to facilitate our rapid growth and strong financial performance to date.

For the year ended December 31, 2018 compared to the year ended December 31, 2017, we:

•	increased franchises sold by 40.5% from 907 to 1,274;

•	increased open studios by 53.3% from 522 to 800;

•	achieved same store sales growth of 21.6% in 2018;

•	increased revenue by 127% from $25.5 million to $57.8 million; and

•	increased net income by 21,233% from $0.06 million to $12.8 million.

For the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018, we:

•	increased franchises sold by 51.2% from 1,164 to 1,760;

•	increased open studios by 39.9% from 747 to 1,045;

•	achieved same store sales growth of 14.3% in the nine months ended September 30, 2019;

•	increased revenue by 41.4% from $41.2 million to $58.2 million; and

•	experienced a decline in net income by 332.9% from $8.2 million to a net loss of $19.1 million (including non-recurring and offering-related costs).

Total Franchises Sold (as of period end)	Total Open Studios (as of period end)

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Same Store Sales Growth

The Three Pillars of F45 Training

Our differentiated approach to fitness is firmly rooted in the three pillars of our DNA: Innovation, Motivation and Results.

Innovation: at the core of everything we do.    We are dedicated to driving new innovations that will continue to elevate the F45 Training experience and further our position as a global fitness training and lifestyle brand. We are able to distinguish ourselves from competitors through such innovations as:

•

Technology-Enabled Centralized Delivery Platform:    Our technology-enabled centralized delivery platform distributes daily workout content via in-studio F45TVs that display proper exercise form, timing and sequencing, driving consistency and efficiency across our global network of studios. In-studio trainers coach members throughout their workout and adjust movements to suit individual levels of experience, strength and flexibility;

•

Proprietary Fitness Programming Algorithm:    Our fitness programming algorithm configures movements from our vast content library into new workout plans based on various criteria, including duration, target muscle group, equipment type and aerobic versus anaerobic focus, among others, ensuring that virtually no two workouts are ever the same; and

•

Curated High-Quality Workout Plans:    Our curated workout plans are subject to a rigorous in-house quality control process and are designed to sequence movements in what we believe to be a safe, effective manner. This quality control process is led by our centralized F45 Athletics Department, which consists of training professionals, athletes and sports scientists.

Motivation: the key to creating a community and sanctuary.    We believe the foundation for any effective fitness program is motivation. We motivate our members through a combination of

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positivity, inclusivity and teamwork, which encourages our members to view each studio as a sanctuary and is driven by:

•

Positive Trainers:    Our in-studio trainers are responsible for fostering a positive environment for all members before, during and after workouts, and we specifically instruct them to drive positivity, inclusivity and teamwork;

•

“No Mirrors, No Microphones, No Egos”:    Our studios are deliberately free of mirrors and microphones, which mitigates the appearance-related pressures and trainer intimidation that are associated with many fitness alternatives. Our goal is to emphasize our members’ achievements in completing our workouts; and

•	Community: Our positive, inclusive philosophy permeates the studio and creates a genuine sense of camaraderie, team-building and community amongst our members.

Results: supported by the sustainability of our workouts over time.    We strive to help our members achieve and maintain results by focusing on creating a sustainable fitness program. Our fitness programming algorithm offers new workouts each day and is specifically designed to encourage members to visit studios multiple times per week over the course of their long-term fitness journey. We believe we offer members a winning formula to achieve long-term results, driven by:

•	Total Body Workout: Our fitness programming algorithm offers a total body workout that combines cardiovascular and strength modalities to deliver comprehensive results;

•

Safety:    We believe our emphasis on functional training movements and relatively low weight resistance helps to mitigate the risk of injury, thereby enabling our members to push themselves and maximize individual performance without compromising their safety; and

•

Frequency:    The curation, style and cadence of workouts, combined with the use of low weight resistance, allows for members to visit as frequently as their schedules permit. Workouts alternate between cardiovascular and strength modalities from day to day, which alternates the impact on the body.

Our Competitive Strengths

We believe there are several competitive strengths that form the foundation of our strategy and are key differentiating factors of our business.

The Next Generation Global Fitness Training and Lifestyle Brand Striving to Deliver the Best Functional Training Workout

Over the last six years, we have focused on leveraging our approach to fitness to develop a global brand that is viewed as the gold standard in functional fitness. We strive to offer our members the best functional training workout in each F45 Training studio on a daily basis. Our differentiated, technology-driven approach, including our proprietary fitness programming algorithm’s database of over 2,700 unique functional training movements, helps us to design workouts that are fun, challenging, safe, dynamic and sustainable for members to attend day after day and week after week. The versatility of our workouts resonates with both women and men, who we believe represent approximately 74% and 26% of members as of October 2017, respectively, across a broad range of fitness levels.

Innovative and Differentiated Technology-Enabled Delivery Platform Driving Quality and Consistency within Each Studio

A critical component to the success of our business is our patented technology that provides us with the ability to remotely manage each in-studio experience across our global network of 1,045 open

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studios as of September 30, 2019 from a centralized hub at F45 Training headquarters. We have built an automated, centralized delivery platform that gives us the ability to control the delivery and timing of our workout content through our F45TVs in each of our studios. Our centralized delivery platform enables a seamless F45 Training experience on a consistent basis at scale across a broad geographic footprint.

Highly Scalable Commercial Delivery and Franchise Development Model

Our differentiated approach, including our fitness programming algorithm and our proprietary technology-enabled delivery platform, plays an integral role in the scalability of our business. By integrating technology into the workout experience, we have been able to develop a franchise model that is highly replicable for both new and existing franchisees across multiple geographies. In addition, our purpose-built studio design, which utilizes an open floor plan and modest physical footprint (as little as 1,600 square feet of training area), can be built within a wide array of attractive prospective retail locations. We have also substantially simplified the pre-opening process by providing franchisees with a comprehensive studio opening pack, which we call a World Pack, that includes the key items needed to operate the studio, including fitness equipment, technology, AV equipment and more. Our World Pack has resulted in a streamlined pre-opening process for our franchisees.

Compelling Franchisee Studio Economics

We believe we offer a compelling business opportunity for franchisees to generate strong returns driven by a relatively low initial investment combined with healthy AUV and low four-wall operating expenses. Based on data collected through our booking systems and the Franchise Survey, we estimate that a typical F45 Training franchise requires an aggregate initial investment of approximately $315,000 and, in its third year of operation, can produce an AUV of approximately $368,000, average EBITDA margins in excess of 30% and average cash-on-cash returns in excess of 35%.

Predictable, Asset-Light Model Driving Rapid Growth

As a franchisor, we have enjoyed an economic model that has been predictable, asset light and cash flow generative and has enabled us to open new studios at an accelerated pace versus the owner-operator model that is common in the studio fitness landscape. For each franchise that we sell, we receive an upfront payment from the franchisee, which varies by geography. Once a new studio has opened, we receive contractual, recurring franchise fee revenue streams that provide us with a high degree of revenue visibility. As our network of open studios grows, we expect recurring revenue as a percentage of total revenue to increase.

Given our model is nearly 100% franchised, we have also been able to maintain a strong margin profile. For the year ended December 31, 2018, we reported operating margin and Adjusted EBITDA margin of 33.3% and 36.8%, respectively. For the nine months ended September 30, 2019, we reported operating margin and Adjusted EBITDA margin of (28.2)% and 27.3%, respectively. The decline in operating margin was primarily attributable to non-recurring and offering-related costs incurred during the nine months ended September 30, 2019.

Proven Management Team with Value-Added Investors

F45 Training is led by an experienced and passionate team dedicated to driving the continued growth of the business. Our co-founders, Adam Gilchrist and Rob Deutsch, who continue to lead the company, developed and fostered our strategic vision and culture of excellence from the very beginning. Our broader management team consists of a deep bench of experienced professionals with expertise in finance, operations, marketing and other critical areas, which we believe helps to position us to execute on our long-term strategy.

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In March 2019, a group led by Mark Wahlberg and FOD Capital LLC, or FOD Capital, a family office investment fund, made a strategic minority investment in F45 Training, providing critical branding and marketing capabilities to supplement the strengths of our management team. We expect that Mr. Wahlberg’s involvement, leveraging his broad celebrity reach (with over 13 million Instagram followers) and well-known affinity for fitness, will continue to be a key differentiator in helping us to continue to drive growth.

Our Growth Strategies

We believe there are several attractive opportunities to continue to drive the long-term growth of our business.

Expand Studio Footprint in the United States

We believe there is a significant opportunity to meaningfully expand our franchise studio footprint in the United States. As of September 30, 2019, we had 735 franchises sold in the United States, including 267 open studios. We have seen the pace of our U.S. growth accelerate with average net franchises sold per month increasing from 12 in 2017 to 18 in 2018, and from 16 in the nine months ended September 30, 2018 to 34 in the nine months ended September 30, 2019. Based on the Buxton analysis, we believe there is long-term studio potential for us to open approximately 3,200 studios in the United States.

Expand Studio Footprint Throughout the Rest of the World

We believe in the proven portability of our brand and franchise model, as evidenced by our strong growth outside of our core U.S. and Australian markets. We have designed our studios to be deployed successfully in both developed and emerging markets, and to drive continued growth in both underpenetrated and new markets. As of September 30, 2019, we had 384 franchises sold outside of our core markets of the United States and Australia. Based on the Buxton analysis, we believe there is a long-term global opportunity for over 15,800 studios, with a potential for approximately 12,600 studios outside of the U.S. market. We believe we can continue to grow our international presence through our existing franchising strategy and by opportunistically pursuing master franchising agreements to sell select territories to experienced, local partners.

Grow Same Store Sales and Transition to a Revenue-Based Franchise Fee Model

We have been able to consistently deliver positive system-wide same store sales growth by driving increased brand awareness to acquire new members and increase existing member spend. We see continued opportunity to drive same store sales growth by leveraging our organic, word-of-mouth marketing and the network effect as we continue to open new studios.

Additionally, we believe there is an opportunity to transition to a franchise fee system based on a percentage of gross monthly studio revenue. Historically, our franchise agreements have generally included a fixed monthly franchise fee per studio. Since July 2019, we have transitioned our model in the United States for new franchisees to a franchise fee based on the greater of a fixed monthly franchise fee or a percentage of gross monthly studio revenue, which we believe will help to further align our interests with those of our franchisees while also providing us with the opportunity to increase revenue. In select markets outside of the United States and for renewals of existing franchisees in the United States, we are in the process of developing a strategy for transitioning to a similar model.

Expand Into New Channels

We believe there is a significant opportunity to expand into new channels, and we are currently exploring potential opportunities to partner with major universities, hospitality operators, corporations and

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military facilities. In 2016, we believe we became the first external studio fitness provider to open a studio on a major U.S. university campus through our collaboration with the University of Southern California. As of September 30, 2019, we had 25 studios located on major university campuses in the United States, including the University of Southern California, Stanford University and the University of Texas at Austin.

Develop Workout Programs to Access New Target Demographics

We believe there is a significant opportunity to create workout programs that enable us to target a broader range of consumer demographic groups. In 2018, we successfully launched “Prodigy,” a training program designed to target children and young adults between the ages of 11 and 18 years. Prodigy is currently offered in a limited number of studios in Australia. Following an initial development period, franchisees will have the opportunity to incorporate the Prodigy program into existing studios for additional fees. We believe the creation and deployment of such workout programs can expand our addressable market over time.

Drive Increased Member Spend Through Ancillary Product Offerings

We believe there are several opportunities to capitalize on member engagement and grow same store sales by enhancing our offering of health and fitness-related products across our global network of studios. Examples of product categories include footwear and apparel, prepared meal plans, nutrition and supplements and wearables, such as the LionHeart heart rate monitor designed exclusively for F45 Training.

Our Workouts

Functional Training Experience

We believe we offer the world’s best functional training workout. We combine elements of high intensity interval, circuit and functional training to offer our members an intense 45-minute workout consisting of natural real-world movements, such as lifting, squatting, jumping, twisting, kicking, rowing, cycling and other high intensity exercises. Our workouts utilize our proprietary, in-studio technology to allow members to walk through a series of exercise stations. In-studio F45TVs provide video instructions for each exercise, and our in-studio trainers help guide members on proper form and movement. We believe that by designing highly innovative and effective total body workouts that minimize injury risk and allow for increased visit frequency, we provide our members with a fitness program that is well positioned to serve as the basis for achieving their long-term fitness goals.

Dynamic Fitness Programming

Our fitness program consists of strength, cardio and hybrid branded workouts. Our branded workouts are mapped on a seasonal basis with four 10-week cycles and one 12-week cycle, with each cycle focusing on specific disciplines, such as boxing, American football training, partner workouts and more. This structure helps to ensure that each member experiences a differentiated and engaging workout. As new fitness trends arise, we are able to adapt our programming and cater to changing consumer preferences through the continuous evolution of our workouts, utilizing both new and existing content in our branded workout and functional training movement library. Once the branded workout cycle is set, we employ an automated workout programming algorithm that scans our database of over 2,700 unique functional training movements to select exercises based on each of the branded workout’s defined key characteristics and configure a series of exercises within each workout. Our workout programming algorithm accounts for the following criteria, ensuring every routine is dynamic, sustainable and new:

•	movement and exercise types;

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•	muscle groups;

•	type of equipment;

•	exercise frequency (avoiding repetition); and

•	number of stations and sequencing.

After the algorithm builds a workout cycle, these workouts are then vetted by head trainers in the F45 Athletics Department to confirm quality, avoid duplication of targeted muscle groups or movements and provide for efficient transitions between stations. The new cycle is finalized approximately three weeks ahead of its system-wide release after testing the new program across several test studios for quality and ease of use by trainers and members.

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Our Studios

Studio Layout and Design

We have designed our studios around the principles of functionality, simplicity and purpose. Each studio has an optimized footprint, with a minimum training area of as little as approximately 1,600 square feet, which enables our studios to be located in a wide array of attractive prospective retail settings. We believe the flexible design and open floor plan layout of our studios positions us to be responsive to potential shifts in consumer preferences as new fitness trends emerge with different setup requirements. Each studio has standardized F45 Training-branded fitness equipment and related technology, which includes F45TVs, spin bikes, dumbbells, kettlebells, sleds and more, all of which are included in our World Pack. The wall-mounted F45TVs are positioned throughout the studio to provide an illustrative, station-by-station guide for each workout and to serve as a reference point for members to visualize proper form and progress through each workout station. In-studio trainers provide additional support by helping members execute exercises with appropriate form and resistance level, while offering encouragement and motivation. To drive a welcoming, intimidation-free environment, we purposely exclude mirrors on the walls of our studios. Our standardized studio design helps ensure the consistency of the F45 Training experience across our global network of studios.

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Studio Membership and Member Pricing

We provide franchisees with suggested pricing for workouts and membership options based on relevant market dynamics, but pricing is ultimately managed at the discretion of our franchisees. Franchisees typically offer multiple membership options, such as weekly memberships with unlimited workouts, monthly memberships with a limited number of workouts, workout packs that include a fixed number of workouts that can be used at any time, as well as single workout options. Franchisees may also offer other membership options, including longer-term memberships for a discounted rate and specific promotional membership plans. Many franchisees offer a limited free trial period to attract prospective new members. We do not offer multi-studio membership plans and memberships are not transferrable across our studios.

Franchise Model

Franchising Strategy

We utilize an attractive franchise model that has allowed us to scale our business rapidly. As of September 30, 2019, we had a global network of 1,760 franchises sold, including 1,045 open studios, with approximately 59% of franchises sold owned by single-unit franchisee owners, and approximately 41% of franchises sold owned by multi-unit franchisees. Our largest franchisee owns 22 franchises sold, representing only 1.25% of our total franchises sold as of September 30, 2019.

Highly Engaged Franchise Community

We believe that F45 Training franchisees are highly motivated business owners who are financially, and often personally, invested in improving the wellbeing of their members. Franchisees typically fall into two categories: “owner-operators” and “investors.” Owner-operator franchisees are individuals who usually serve as the lead in-studio trainer and handle day-to-day management of the studio. These franchisees include former personal trainers or fitness enthusiasts who previously developed a strong connection with F45 Training as members before becoming franchisees. Investor franchisees generally hire outside staff to lead workouts and handle day-to-day management of the studio.

While the majority of our franchisees today consist of owner-operators that manage single locations, in the coming years we expect the number of investor franchisees to accelerate. As of September 30, 2019, approximately 41% of our franchises sold were owned by multi-unit franchisees, up from approximately 38% as of September 30, 2018, which highlights the strong market demand for multi-unit franchise opportunities.

Franchisee Selection Process

We have created a highly efficient franchisee development platform that leverages strong consumer demand for our fitness concept and the potential for attractive returns for new franchisees. We have been able to significantly accelerate the growth of our franchisee network while minimizing marketing spend per franchise sold, which was less than $5,000 per studio in 2018.

When evaluating potential new franchisee partners, we generally look for the following criteria:

•	strong commitment to health and fitness;

•	personal accountability for the success of a business;

•	ability to work in a standardized operational environment;

•	passion for delivering high quality service;

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•	ability to attract and develop talented people; and

•	willingness to make a minimum commitment of five years.

We divide the franchisee selection process into four distinct phases:

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Prospects phase:    Our sales team identifies and contacts “marketing qualified leads” to discuss fit and interest, as well as to determine suitability and optimal territory for a potential studio. In 2018, our sales team reviewed approximately 1,800 “marketing qualified leads” per month.

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Reservations phase:    A potential franchisee reserves a territory, after which they complete an online interview, file disclosure documents, review the business model and review the terms of our franchise agreement.

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Contract sent phase:    A contract is sent to potential franchisees. During this time, the sales team further educates the potential franchisee about the opportunity to become a franchisee. The majority of deals that reach this phase become F45 Training franchisees.

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Contract sold phase:    The closing of the franchise sale typically occurs within six months of initial contact. Approximately 1.7% of “marketing qualified leads” were ultimately converted into F45 Training franchisees in 2018.

Support for our Franchisee Network

We believe the upfront and ongoing support that we offer to our franchisees is a key differentiator in our value proposition and has been a critical contributor to our success. Our new franchisees undergo a comprehensive and multi-day training program that covers membership marketing and day-to-day operations prior to opening the studio to ensure the F45 Training experience is standardized across our global footprint. All head trainers must pass a standardized fitness test and undergo a two-day training program to better understand our functional training programs, so that they are able to correct our members’ movements and foster a collaborative and welcoming environment.

We maintain a robust ongoing support program for our franchisees, with dedicated performance managers overseeing the health of the franchisee network within their designated geographies. Performance managers are directly focused on driving strategies to support the performance of studios in their portfolio. Our studio support program is vital to maintaining the overall health and quality of our franchisee network.

Franchise Agreement

For each franchise license, we enter into an agreement with the franchisee covering standard terms and conditions. We grant our franchisees an exclusive area or territory under the franchise agreement, and territories are determined as agreed with us using our internal analysis, after taking into account population density and demographics. The proposed location must be approved by us, and each franchisee is responsible for the acquisition or lease of the premises from which to operate the business within their respective territory. The franchise agreement requires that the franchisee operate the studio at a specific location.

The typical franchise agreement has an initial five-year term. We may refuse to extend the term of the agreement if the franchisee is in default under the franchise agreement or has failed to achieve minimum performance targets. More specifically, within 12 months of opening, each franchisee must achieve an annual gross revenue of at least 70% of the average gross revenue of all franchisees who have been operating for at least 12 months. Within six months of the expiration of the initial five-year term, franchisees have the opportunity to renew for an additional five-year term, subject to the terms and conditions prevailing at the time of renewal.

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The franchise agreement requires franchisees to comply with our standard methods of operation, which govern the provision of services, use of vendors and sale of merchandise. These provisions require that franchisees must generally purchase equipment from us and may only buy products, goods and materials approved by us. We may terminate the franchise agreement upon an event of default by the franchisee, and the franchisee may terminate only with our mutual consent.

Historically, franchisees have paid a fixed monthly franchise fee. Since July 2019, we have transitioned our model in the United States for new franchisees to a franchise fee based on the greater of a fixed monthly franchise fee or a percentage of gross monthly studio revenue. In select markets outside of the United States, and for renewals of existing franchisees in the United States, we are in the process of developing a strategy for transitioning to a similar model.

Attractive Franchisee Return Profile

Our franchise model has the potential to generate strong returns for franchisees as a result of a relatively low initial investment and favorable operating cost structure driven by our purpose-built studio design and proprietary technology-enabled ecosystem. Based on the Franchise Survey, we estimate that a typical F45 Training franchise requires an aggregate initial investment of approximately $315,000, which includes all of the required studio equipment contained in the World Pack. We believe that our scale provides us with cost advantages that allow us to offer our equipment to our franchisees for a significantly lower cost than if they were to acquire it on their own. We recommend that our franchisees typically staff one lead trainer and at least one assistant trainer during business hours. We also provide ongoing back-office support through our customer relationship management capabilities to assist with day-to-day booking and operation of the business. We believe the modest initial investment, combined with limited staffing needs, creates the potential for strong financial performance and expands the universe of potential franchisees.

Based on data collected through our internal booking systems and the Franchise Survey, we estimate that a typical F45 Training franchise in its third year of operation can produce an AUV of approximately $368,000, average EBITDA margins in excess of 30% and average cash-on-cash returns in excess of 35%.

Industry Dynamics

Favorable Industry Fundamentals

The fitness industry represents a large market that has historically exhibited attractive growth characteristics due to various secular consumer trends. According to IHRSA, the global health club market size is estimated to be $94 billion in 2018, with the U.S. segment of this market representing $32 billion. From 2013 to 2018, the global health club industry grew at a CAGR of 3.6%, with the U.S. health club industry growing at a CAGR of 7.6%. We believe that the following have been, and will continue to be, key drivers of industry growth:

•	increased consumer focus on health and wellness, driven by education on the health benefits of exercise;

•	changes in consumer spending in favor of experiences, including group fitness; and

•	cultural shifts promoting fitness as an aspirational lifestyle and form of community, supporting the studio fitness model.

With only 62.5 million Americans ages six and older having health club memberships according to IHRSA, we believe there is significant opportunity for further growth in fitness engagement and membership in the United States.

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Resilience Under Macroeconomic Pressure

The health club industry demonstrated resilience during the last recession from 2007 to 2009, with a global revenue CAGR of 4.4% during this period and a U.S. revenue CAGR of 2.1%, according to IHRSA. We believe that the studio fitness category will be resilient under macroeconomic pressure due to a number of factors, including its high quality community-oriented experience, its value proposition as a lower cost alternative to personal training and the heightened consumer focus on health and wellness as compared to the last recession.

Competition

We operate in a competitive and highly fragmented market, with multiple industry segments competing for the consumers’ share of wallet that is allocated to fitness and health. While we operate specifically in the studio fitness category, we consider the following key industry categories as competition:

•	other studio fitness concepts;

•	full-service health clubs;

•	racquet, tennis, country and other athletic clubs;

•	value-focused health clubs; and

•	at-home fitness offerings, including digital fitness content.

The number, size and strength of our competitors vary by region. Some of our competitors have national name recognition or an established presence in local markets, and some are established in markets in which we have existing studios or intend to locate new studios.

We believe that we successfully compete on the basis of our flexible functional training workout, our F45 Training experience, innovative and proprietary technology platform, compelling franchisee studio economics and our franchise development model. We believe we offer an attractive and flexible price point relative to personal training, while maintaining a competitive rate as compared to other studio fitness offerings.

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Marketing Strategy

Our marketing strategy is focused on delivering the highest quality F45 Training experience to franchisees and members of our studios and raising awareness of our brand through a broad range of channels. These channels include influencer, experiential, social media, online search, digital media, TV and print marketing. Marketing activity is conducted both by us and by our franchisees. We utilize a multi-prong marketing strategy focused on attracting and educating prospective franchisees, driving demand with new and existing members and increasing general awareness and affinity for our brand.

Brand Marketing

We seek to drive brand awareness through marketing initiatives that highlight the differentiated F45 Training experience and community. We have created a curated training experience that is driven by technology and supported by community, which drives a powerful brand with broad demographic appeal and a highly passionate member base. Below are representative examples of our marketing efforts:

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Social Media Marketing: We leverage social media marketing—through Instagram, YouTube and Facebook—as a means to engage with our existing members and attract new members. Across these platforms, existing and new members interact with us, our franchisees and each other by consuming content posted by us on our social media accounts and by sharing their own original content.

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Influencer Marketing:    Influencer marketing is a key method through which we embed F45 Training in popular culture. Our partnership with actor and entrepreneur Mark Wahlberg has accelerated our path to becoming a household name in the U.S. market. Further, we have benefited from organic and paid social media promotion of the F45 Training brand by celebrities and professional athletes that visit our studios.

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Earned Media:    We work with multiple public relations agencies in our key territories who are responsible for driving F45 Training placements across media outlets. We have benefited from significant media enthusiasm around our brand.

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F45 Challenge:    We are able to utilize supplemental health and wellness programming, such as challenges and competitions, as a means to drive new member acquisition and member retention. For example, the F45 Challenge is an eight-week weight loss, fitness and nutrition

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competition held four times per year. In 2019, we generated an average of approximately 20,000 monthly registrations for our challenges.

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Local Events:    We aim to boost brand awareness and foster a sense of community by producing and sponsoring local events in our key territories, with event categories spanning F45 Track (outdoor bootcamps), F45 Playoffs (individual and team competitions) and F45 partnership events with a range of hospitality and likeminded health and wellness brands.

•	Marketing Partnerships: We maintain marketing partnerships with leading brands, such as Athletic Propulsion Labs, through which our members gain access to exclusive shoe and apparel releases.

Additional brand marketing strategies include television, outdoor billboard and pasting campaigns in key markets.

Franchisee Sales Marketing

Our primary methods for marketing to prospective franchisees include a mix of social, digital, search, referral and experiential marketing. We have created a scalable and sustainable marketing model through which we identify potential franchisees and pursue qualified leads utilizing our sales team.

In addition to our performance marketing initiatives, we continue to experience the power of word-of-mouth marketing as we open more studios around the world. This network effect is exemplified by the rapid growth of F45 Training in our first market, Australia. The first F45 Training franchisees included members of our first studio, who had a strong community experience and connection with our brand. For example, one franchisee in Sydney was among our first franchisees in 2013 and has expanded from one studio to 22 franchises sold, as of September 30, 2019.

Membership Marketing

Our membership marketing efforts, which are conducted both prior to studio opening and on an ongoing basis, focus on targeting the acquisition of new members and the retention of our existing members through local social, search and experiential marketing. Our membership marketing program consists of the following:

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Pre-Opening Membership Marketing Campaigns:    Such campaigns are funded by franchisees, and focus on building the studio membership base prior to opening. In these campaigns, our local studio, trainers, owners and marketing teams drive awareness of, and excitement about, our brand through grassroots marketing outreach to influencers, businesses, charitable organizations and schools in the respective community.

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Ongoing Membership Marketing Programming:    Such programing is designed by us, available for a monthly fee and designed to generate and convert leads to new members. We seek to reach and engage with new target audiences using geographic and demographic targeting across social and digital media platforms.

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One-on-One Marketing Support:    In addition to the paid membership marketing programming, we provide significant value to studio managers by offering one-on-one marketing support that is specifically tailored to each studio’s needs.

Intellectual Property

The protection of our technology and intellectual property is an important aspect of our business. We rely upon a combination of patents, trademarks, trade secrets, copyrights, confidentiality

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procedures, contractual commitments and other legal rights to establish and protect our intellectual property. Our standard form of employment agreement includes confidentiality provisions and invention or work product assignment provisions with our employees to control access to, and clarify ownership of, our proprietary information.

We have a number of patents protecting our workout creation process and screen-based workout technology.

As of September 2019, we held three issued U.S. patents and have one U.S. patent application pending. We also hold seven patents issued in foreign jurisdictions (all of which have been issued in Australia, and only two of which are currently enforceable) and have nine patent applications pending in foreign jurisdictions. Our patents issued in the United States expire between August 2035 and September 2036, and our foreign issued patents expire between May 2022 and June 2024. As of September 2019, we held 48 registered trademarks in the United States, including our logo / logo components and had six U.S. trademark applications pending. We also held 127 registered trademarks in foreign jurisdictions and had 30 trademark applications pending in foreign jurisdictions. We continually review our development efforts to assess the existence and patentability of new intellectual property. We intend to continue to file additional patent applications with respect to our technology.

We license the use of our marks to franchisees, third-party vendors and others through franchise agreements, vendor agreements and licensing agreements. These agreements generally restrict third parties’ activities with respect to use of the marks and impose brand standards requirements. We generally require licensees to inform us of any potential infringement of the marks.

We register some of our copyrighted material and otherwise rely on legal and contractual protections of our copyrighted works that have been fixed in a tangible medium or otherwise qualify for copyright protection. Such copyrighted materials are not material to our business.

Information Technology & Systems

All studios use a computerized, third-party hosted store management system to process new in-store memberships, bill members, update member information, check-in members and process point of sale transactions. Our websites are hosted by third parties, and we also rely on third-party vendors for related functions such as our system for processing and integrating new online memberships, updating member information and making online payments. We use these third-party vendors to gather data from our franchisees, including information on franchisee performance and operations. We believe these systems are scalable to support our growth plans.

Our back-office computer systems are comprised of a variety of software designed to assist in the management and analysis of our franchisee revenue and key operational metrics as well as support the daily operations of our headquarters. These include third-party hosted systems that assist with onboarding franchisees in accordance with F45 standards, a third-party hosted financial system for reporting, advanced analysis and which helps to facilitate financial analysis and forecasting and a third-party hosted payroll system.

We also provide our franchisees access to a web-based, third-party hosted custom franchise management system to receive informational notices, operational resources and updates, training materials and other franchisee communications.

In relation to our workouts, we utilize a fitness programming algorithm that intelligently selects exercises from a database of over 2,700 unique functional training movements. This algorithm produces potential workout plans which are then centrally reviewed and staged by our head trainers before ultimately being distributed to studios.

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We recognize the value of enhancing and extending the uses of information technology in virtually every area of our business. Our information technology strategy is aligned to support our business strategy and operating plans. We are committed on an ongoing basis to replace or upgrade key systems, enhance security and optimize their performance.

Government Regulation

We and our franchisees are subject to various federal, state, provincial and local laws and regulations affecting our business including those that concern franchise operations, payment processing, consumer protection, information and data privacy and other laws regarding unfair or deceptive trade practices.

We are subject to the FTC Franchise Rule promulgated by the FTC that regulates the offer and sale of franchises in the United States and its territories (including Puerto Rico, the U.S. Virgin Islands and Guam) and requires us to provide to all prospective franchisees certain mandatory disclosures in a franchise disclosure document, or FDD. In addition, we are subject to state franchise sales laws in approximately 15 states that regulate the offer and sale of franchises by requiring us to make filings and obtain franchise registration prior to our making any offer or sale of a franchise in those states and to provide an FDD to prospective franchisees in accordance with applicable franchise laws and regulations. We are also subject to franchise relationship laws in approximately 21 states that regulate several aspects of the franchisor-franchisee relationship, including renewals and terminations of franchise agreements, franchise transfers, the applicable law and venue in which franchise disputes must be resolved, discrimination, franchisees’ right to associate and sourcing, among others.

We are subject to franchise disclosure laws in six provinces in Canada (Alberta, British Columbia, Manitoba, New Brunswick, Ontario and Prince Edward Island) that regulate the offer and sale of franchises by requiring us to provide an FDD in a format prescribed by such laws to prospective franchisees in accordance with such laws, and that may regulate certain aspects of the franchise relationship.

We are subject to franchise disclosure and relationship laws in Australia that regulate the offer and sale of franchises by requiring us to provide an FDD in a format prescribed by such laws to prospective franchisees and that regulate certain aspects of the franchisor-franchisee relationship, including renewals and terminations of franchise agreements, franchise transfers, the venue in which franchise disputes must be resolved, franchisees’ right to associate and the use of marketing funds.

In addition, we and our franchisees may also be subject to laws in other foreign countries where we or they do business, including franchise disclosure, registration and relationship (and similar) laws and regulations. For example, we are also subject to franchise registration and disclosure laws in other countries in which we operate, including Australia, Canada, China, France, French Polynesia, Indonesia, Malaysia, Mexico, New Caledonia, Russia, South Africa, South Korea, Spain, Taiwan and the United States, that regulate the offer and sale of franchises by requiring us, unless otherwise exempt, to register an FDD in a prescribed format and to provide that FDD to prospective franchisees, in accordance with such laws, and that regulate certain aspects of the franchise relationship.

We and our franchisees are also subject to the U.S. Fair Labor Standards Act of 1938, as amended, similar state laws in certain jurisdictions, and various other laws in the United States, Canada, Australia and other foreign jurisdictions governing such matters as minimum-wage requirements, overtime and other working conditions.

Our and our franchisees’ operations and properties are subject to extensive federal, international, state, provincial and local laws and regulations, including those relating to environmental, building and

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zoning requirements. Our and our franchisees’ development of properties depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements.

We and our franchisees are responsible at the studios we each operate for compliance with state laws that regulate the relationship between health clubs and their members. Nearly all states have consumer protection regulations that limit the collection of monthly membership dues prior to opening, require certain disclosures of pricing information, mandate the maximum length of contracts and “cooling off” periods for members (after the purchase of a membership), set escrow and bond requirements for health clubs, govern member rights in the event of a member relocation or disability, provide for specific member rights when a health club closes or relocates, or preclude automatic membership renewals. We and our franchisees primarily accept payments for our memberships through electronic fund transfers from members’ bank accounts, and, therefore, we and our franchisees are subject to both federal and state legislation and certification requirements, including the Electronic Funds Transfer Act. Some states, such as New York, Massachusetts and Tennessee, and countries, such as Australia, have passed or have considered legislation requiring health clubs to offer a prepaid membership option at all times and/or limit the duration for which health club memberships can auto-renew through EFT payments, if at all. Our business relies heavily on the fact that our memberships continue on a month to month basis after the completion of any initial term requirements, and compliance with these laws, regulations and similar requirements may be onerous and expensive, and variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. States that have such health club statutes provide harsh penalties for violations, including membership contracts being void or voidable.

Additionally, the collection, maintenance, use, disclosure and disposal of individually identifiable data by our, or our franchisees’, businesses are regulated at the federal, state and provincial levels as well as by certain financial industry groups, such as the Payment Card Industry, Security Standards Council, the NACHA and the Canadian Payments Association. Federal, state and financial industry groups may also consider from time to time new privacy and security requirements that may apply to our businesses and may impose further restrictions on our collection, disclosure and use of individually identifiable information that are housed in one or more of our databases.

Employees

As of September 30, 2019, we employed 28 employees in Australia, 60 employees in the United States and five employees in the United Kingdom. We also leverage external service providers to support U.S. operations. None of our employees are represented by labor unions, and we believe we have an excellent relationship with our employees.

F45 Training franchises are independently owned and operated businesses. As such, employees of our franchisees are not our employees.

Facilities

We do not own any real property. We are headquartered in El Segundo, CA and maintain an additional global office in Paddington, Australia. Our headquarter facilities in El Segundo provide an aggregate of approximately 7,500 square feet of warehouse and office space, pursuant to a lease that expires on October 31, 2020. Our Australian office provides approximately 1,800 square feet of office space, pursuant to a lease that expires on June 30, 2020. As of September 30, 2019, our franchisees operated 1,045 open studios, with the real estate of each studio being either leased or owned by the respective franchisee. We believe that our facilities are sufficient to meet our current needs.

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Suppliers

We source substantially all of the equipment provided in our World Pack from a single supplier in China who manufactures products in its own facilities. Our vendor manufactures and holds the inventory until franchisees’ orders are fulfilled. We also source additional equipment and products from suppliers in the United States and Canada and use local distributors for certain gym equipment. Franchisees generally purchase equipment through our approved suppliers or must seek written approval for non-approved suppliers. Approved suppliers are those who demonstrate the ability to meet our standards, who possess adequate quality controls and the capacity to supply franchisees’ needs promptly and reliably, whom we have approved in writing and whom we have not later disapproved. We may change the number of approved suppliers at any time and may designate ourselves, an affiliate, or a third party as the exclusive source for any particular item.

Corporate

Our official corporate headquarters address is 236 California Street, El Segundo, CA 90245. For further information please view our official company website at www.f45training.com. Information included or referred to on, or otherwise accessible through, our website is not deemed to form a part of, or be incorporated by reference into, this prospectus.

Legal Proceedings

We are currently, and from time to time may become, involved in legal or regulatory proceedings arising in the ordinary course of our business, including personal injury claims, employment disputes and commercial contract disputes. Although the outcome of these and other claims cannot be predicted with certainty, we are not currently a party to any litigation or regulatory proceeding that would reasonably be expected to have a material adverse effect on our business, results of operations, financial condition or cash flows.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age, position and description of the business experience of individuals who serve as our executive officers and directors and our director nominees as of the date of this prospectus and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they should serve as directors.

Name	Age	Position
Executive Officers
Adam Gilchrist	41	Co-Founder, President, Chief Executive Officer and Director
Robert Deutsch	40	Co-Founder, Executive Chairman and Director
Chris Payne	39	Chief Financial Officer and Director
Elliot Capner	36	Chief Commercial Officer
Luke Armstrong	40	Chief Revenue Officer
Duncan Cork	41	Chief Operating Officer
Patrick Grosso	47	Chief Legal Officer
Mitchell Raisch	30	Chief Marketing Officer

Non-Employee Directors
Michael Raymond	64	Director
Mark Wahlberg	48	Director

Director Nominees
		Director Nominee
		Director Nominee

Biographies of Executive Officers

Adam Gilchrist.     Adam Gilchrist is a serial entrepreneur with 20 years’ experience in franchising, marketing and product development. Mr. Gilchrist co-founded the Company and has served as Co-Chief Executive Officer since 2014 and a member of the Company’s board of directors since 2017. In 2019, he was appointed as sole Chief Executive Officer. The first business he founded was an e-payment service in Australia, which he sold to a public company. The second business he founded was Zippy Shell, a successful mobile self-storage company in the United States. Mr. Gilchrist also represented Australia in the Australian Schoolboy and U19 Rugby Teams and attended the Australian Institute of Sport on scholarship. Prior to founding F45 Training, as a result of the global recession in 2008, two major banks went into liquidation, following which Mr. Gilchrist’s corporation also went into liquidation, and he later had a personal insolvency event that was annulled related to his passive property investments.

We believe that, as our co-founder and Chief Executive Officer, Mr. Gilchrist brings a wealth of experience with our business and industry to our board of directors, and his demonstrated business acumen and skills in entrepreneurship and business strategy make him qualified to serve on our board of directors. Mr. Gilchrist’s board service also provides a direct and open channel of communication between the board and management.

Robert Deutsch.    Robert Deutsch co-founded the Company and is our Executive Chairman and a Director. Prior to his appointment as Executive Chairman in September 2019, Mr. Deutsch served as our Co-Chief Executive Officer, Secretary and Treasurer. From 2002 until opening the first F45 studio in 2011, Mr. Deutsch held various positions in the derivatives sales/trading industry at RBS, Credit Suisse, AMRO Bank London and Commonwealth Bank of Australia. While working as a Structured

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Equity sales/trading desk at RBS, Mr. Deutsch strengthened his logic and problem-solving skills, leading him to consider alternative industries where he could foster and amplify his talents. With a lifelong passion for health and wellness, Mr. Deutsch began to develop and fine-tune training movements and patterns to achieve the best results for clients. Mr. Deutsch combined this passion with his analytical skills to shape his training ideas into a marketable product, enabling him to attract and build client confidence when he began to sell his initial franchises to existing members. Mr. Deutsch received his Bachelor of Economics from the University of Sydney.

We believe Mr. Deutsch is qualified to serve on our board of directors because, as our Co-Founder and former Chief Executive Officer, Mr. Deutsch brings a deep understanding of our business and industry to our board of directors.

Chris Payne.     Chris Payne was appointed our Chief Financial Officer in June 2018. He has also served as our Treasurer and as a Director since March 2019. From April 2008 to April 2018, Mr. Payne served as the Chief Financial Officer of the World Surf League, the governing body for professional surfing and the organization responsible for professional surf competitions and surf-event broadcasting. Prior to joining the World Surf League, Mr. Payne served as Group Management Accountant for the Leisure Asset Acquisition Division of the Macquarie Group, Macquarie Leisure Operations (ASX: MLO now Ardent Leisure ALG). Mr. Payne, a qualified Chartered Accountant, began his career working in public practice specializing in M&A and Advisory Services. He received his Bachelor of Commerce with a major in Banking, Accounting and Finance from Griffith University and subsequently received a Graduate Diploma of Chartered Accounting (GradDipCA) from The Institute of Chartered Accountants.

We believe Mr. Payne’s experience in helping to build the Company and his expertise in accounting and business operations make him qualified to serve on our board of directors.

Elliot Capner.     Elliot Capner joined the Company in July 2016 as our General Counsel and Chief Operating Officer, overseeing the general operations and legal affairs of the Company. In September 2019, Mr. Capner transitioned to a new role as our Chief Commercial Officer and is responsible for implementing the Company’s commercial strategy and driving additional revenue lines for the Company and its franchisees. Prior to joining the Company, Mr. Capner spent nine years working as an attorney at law firms in Sydney, Australia. From October 2013 to June 2016, Mr. Capner was a senior attorney with Watson Mangioni, where he specialized in complex commercial transactions, sports and franchising law. From September 2011 to August 2013, Mr. Capner was an associate with Dibbs Barker, where he specialized in financing transactions, consumer credit law and banking law. From August 2007 to July 2011, Mr. Capner was an associate with Marsdens Law Group, where he specialized in corporate and commercial law. Mr. Capner received his Master’s in Corporate and Commercial Laws from the University of New South Wales, as well as a Bachelor of Laws, a Bachelor of Arts in History and a Graduate Diploma in Legal Practice from the University of Wollongong. A member of the Law Society of New South Wales, Australia, Mr. Capner holds a current practicing certificate.

Luke Armstrong.     Luke Armstrong was appointed our Chief Revenue Officer in January 2019 and is responsible for driving revenue growth and aligning franchise sales with marketing, customer support and franchise performance teams. From November 2013 until assuming his position as our Chief Revenue Officer, Mr. Armstrong served as Global Head of Franchise Sales. Mr. Armstrong earned a Bachelor of Commerce from the University of Sydney in 2003. He then started his career with UBS Investment Bank, where he was stationed in London (2004), Zurich (2006), Singapore (2010) and New York (2011). From August 2006 to March 2010, Mr. Armstrong was responsible for managing the bank’s Global Spot Foreign Exchange Trading business before relocating to New York, where he helped establish UBS’s Foreign Exchange Algorithmic Trading Desk. Upon his subsequent return to

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Australia, Mr. Armstrong was part of the inaugural F45 Training community in Paddington, Sydney. When he joined our Co-Founders Rob Deutsch and Adam Gilchrist in their quest to franchise their concept in November 2013, Mr. Armstrong was instrumental in building out the Australian franchise network before turning his focus to the Company’s international expansion in 2016, specifically focusing on Asia, the United Kingdom and Europe. In addition to his role as our Chief Revenue Officer, Mr. Armstrong has also been an F45 franchisee since 2015.

Duncan Cork.     Duncan Cork joined the Company in November 2016 as Chief Marketing Officer, overseeing global franchise, studio membership and brand marketing initiatives. From May 2017 to August 2019, Mr. Cork served as President, and he was appointed Chief Operating Officer in September 2019, and now focuses on accelerating global expansion by optimizing operations across multiple departments, recruiting and managing our real estate department, and driving network growth through multiple property initiatives, high-profile partnerships and joint venture opportunities. Mr. Cork is an executive with 20 years of experience providing creative, strategic and operations leadership in startup and early stage companies spanning the media, entertainment and fitness industries. After graduating with a postgraduate degree in Media Studies from AAA School of Advertising in 1996, Mr. Cork began his career working at various advertising agencies, including Saatchi & Saatchi, TBWA and Ogilvy. From October 2002 to December 2008, he was the founder and Executive Creative Director of award-winning media consultancy, Katharsis, in London. Mr. Cork subsequently moved to New York, and from January 2009 to January 2015 was the founding CEO of the film finance startup Slated.com.

Patrick Grosso.    Patrick Grosso was appointed our Chief Legal Officer in October 2019 and oversees all legal affairs of the Company. Mr. Grosso has over 20 years of legal experience, and he has advised on strategic efforts to grow national and global brands. From March 2018 to April 2019, Mr. Grosso served as Chief Financial Officer, Chief Administrative Officer and Chief Legal Officer for Upwell Health, LLC, a branded national pharmacy concept focused on helping individuals with chronic conditions. From 2016 until March 2018, he was self-employed as an attorney. From 2013 to 2016, Mr. Grosso serve as Vice President, Strategic Initiatives and Corporate Affairs and Chief Legal Officer for Skullcandy, Inc., a global consumer electronics brand sold in over 80 countries. From 2008 to 2012, Mr. Grosso served as Vice President and General Counsel for Tilly’s, Inc., a branded national clothing retailer. From 2001 to 2008, Mr. Grosso served in various leadership roles for national mortgage lenders. Mr. Grosso was also an associate with the international law firm of Latham & Watkins LLP and an attorney with the U.S. Securities and Exchange Commission, Division of Corporation Finance. Mr. Grosso holds a Juris Doctor from Pepperdine University and a Bachelor of Science in Economics from California State Polytechnic University, Pomona. Mr. Grosso is licensed to practice law in California, Texas and Washington, D.C. and is a Certified Public Accountant (inactive).

Mitchell Raisch.    Mitchell Raisch was appointed Chief Marketing Officer in January 2019. He began working with the Company in August 2017 as an independent contractor consulting on marketing strategy and campaigns. Prior to joining the Company, Mr. Raisch was a beverage entrepreneur and the Co-Founder of The Chill Group Inc., a beverage company in Los Angeles, California, where he worked from June 2011 until April 2017. At The Chill Group Inc., Mr. Raisch was responsible for defining its marketing vision and strategies, including its creative, social and digital marketing platforms while working with a network of national retailers. The Chill Group Inc. was acquired in August 2018. Mr. Raisch received a Bachelor of Arts in Environmental Studies from the University of California, Santa Barbara.

Biographies of Non-Employee Directors

Michael Raymond.    Michael Raymond joined our board of directors in March of 2019. He was appointed to our board of directors by MWIG LLC, a special purpose private investment vehicle led by

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FOD Capital and Mark Wahlberg, pursuant to MWIG’s director designation rights under the Stockholders’ Agreement (see “—Board Composition”). Mr. Raymond has served as Manager of FOD Capital since December 2017. Mr. Raymond has practiced law for over 36 years in the areas of securities regulation, corporate finance, mergers & acquisitions and general corporate matters. Since January 2004, he has been a senior partner in the Corporate, M&A, Private Equity, Securities and Tax Group of Dickinson Wright PLLC, a national full-service law firm, and from 2008 to 2017, served as the Practice Department Manager. Mr. Raymond received his B.A. and M.S.A. (Accountancy) degrees from DePaul University, his J.D. degree from John Marshall Law School and an L.L.M. (Securities Regulation) degree from Georgetown University Law Center.

We believe Mr. Raymond is qualified to serve on our board of directors due to his legal background, especially with regard to his extensive knowledge of corporate governance matters from his over 36 years of advising clients on the topic, as well as his business acumen which he has gained from both his legal representation of a vast number of public and private companies and from his business and investment experience in serving as Manager of FOD Capital.

Mark Wahlberg.    Mark Wahlberg joined our board of directors in March of 2019. He was appointed to our board of directors by MWIG LLC, a special purpose private investment vehicle he leads with FOD Capital, pursuant to MWIG’s director designation rights under the Stockholders’ Agreement (see “—Board Composition”). Mr. Wahlberg is a well-known actor, producer, investor and entrepreneur. He is a co-founder and manager of numerous businesses, including Wahlburgers, a restaurant chain that has expanded to 32 locations in North America and Europe; Performance Inspired Nutrition, a sports supplement line which now includes over 50 products; and Unrealistic Ideas LLC, a production company specializing in reality and non-scripted productions. Mr. Wahlberg is also a co-owner of Mark Wahlberg Chevrolet, a car dealership in Columbus, Ohio. In addition, Mr. Wahlberg served on the board of directors of AQUAhydrate, Inc. from January 2011 to February 2019. A committed philanthropist, Mr. Wahlberg started the Mark Wahlberg Youth Foundation in 2001 to benefit inner-city children and teens.

We believe Mr. Wahlberg is qualified to serve on our board of directors due to his entrepreneurial experience as well as his knowledge of the fitness and wellness industries.

Biographies of Director Nominees

Board Composition

After the closing of this offering, we anticipate that our board of directors will consist of              members, including director nominees that we are currently in the process of identifying. In addition, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

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Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	our Class I directors will be , and their terms will expire at the first annual meeting of stockholders held after the completion of this offering;

•	our Class II directors will be , and their terms will expire at the second annual meeting of stockholders held after the completion of this offering; and

•	our Class III directors will be , and their terms will expire at the third annual meeting of stockholders held after the completion of this offering.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of us.

We are party to a stockholders’ agreement, which is discussed in more detail in “Certain Relationships and Related Party Transactions,” which provides that the parties to the stockholders’ agreement will vote to elect:

•	three representatives collectively designated by Messrs. Gilchrist and Deutsch and The 2M Trust, or our initial stockholders; and

•

for so long as MWIG continues to own beneficially at least 8,250,000 shares of our convertible preferred stock, two representatives designated by MWIG, or for so long as MWIG beneficially owns at least 5,500,000 shares of our convertible preferred stock but not more than 8,250,000 shares of preferred stock, one representative designated by MWIG.

The initial stockholders have designated Messrs. Deutsch, Gilchrist and Payne to our board of directors, while MWIG has designated Messrs. Raymond and Wahlberg to our board of directors. While the initial stockholders’ director designation rights under the stockholders’ agreement will continue to be in effect after this offering, MWIG’s director designation rights will terminate upon the conversion of its convertible preferred stock, which will occur upon the closing of this offering. MWIG will, however, remain a party to the stockholders’ agreement and be required to vote its shares of common stock issued upon conversion of its convertible preferred stock for the three representatives designated by the initial stockholders.

Director Independence

Upon the closing of this offering, our common stock will be listed on the NYSE. Under the rules of the NYSE, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of its initial public offering. In addition, the rules of the NYSE require that, subject to specified exceptions and transition rules, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Exchange Act. Under the rules of the NYSE, a

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director will only qualify as an “independent director” if, in the opinion of the company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of                , a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board of directors committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of the NYSE, the board of directors must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of                        does not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules of the SEC, and the listing standards of the NYSE.                          are not independent under the independence standards of the NYSE.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.” There are no family relationships among any of our directors or executive officers.

Board of Directors Leadership Structure

Our board of directors has no set policy with respect to the separation of the offices of Executive Chairman of the board of directors and Chief Executive Officer. Currently, Robert Deutsch serves as our Executive Chairman and Adam Gilchrist serves as our Chief Executive Officer. Our board of directors believes that this overall structure of a separate Executive Chairman and Chief Executive Officer results in an effective balancing of responsibilities, experience and independent perspectives that meets the current corporate governance needs and oversight responsibilities of our board of directors.

Role of our Board of Directors in Risk Oversight

Our board of directors is responsible for overseeing our risk management, including risks related to cybersecurity. Our board of directors focuses on our general risk management strategy and the

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most significant risks facing us and ensures that appropriate risk mitigation strategies are implemented by management. Our management is responsible for day-to-day risk management, including identifying, evaluating and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels. Management keeps the board of directors apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions. In addition to the broad risk-oversight functions performed by the board of directors as a whole, the board of directors has tasked certain of its committees with the responsibility of evaluating risks associated with specific elements of our business, operations or governance, or with evaluating management’s assessments of these risks. Each committee regularly reports to the full board of directors, among other things, important risk-management matters considered by that committee.

Committees of our Board of Directors

Prior to the closing of this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time. Each committee will operate under a written charter, which will be available on our corporate website at www.f45training.com at the closing of this offering. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus.

Audit Committee

Following the closing of this offering, our audit committee will consist of                         , each of whom will meet the requirements for independence under the listing standards of the NYSE and SEC rules and regulations.                will be the chair of our audit committee and                        are “audit committee financial experts” as such term is defined in Item 407(d)(5) of Regulation S-K. Following the closing of this offering, our audit committee will be responsible for, among other things:

•	appointing a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and overseeing performance of the independent registered public accounting firm;

•

reviewing and discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing with management and the independent registered public accounting firm our interim and year-end financial statements;

•	reviewing our financial statements and our critical accounting policies and estimates;

•	reviewing and discussing the adequacy and effectiveness of our internal controls and disclosure controls;

•	developing procedures for employees to submit concerns confidentially and anonymously regarding accounting, internal accounting controls, audit or federal securities matters;

•	overseeing our policies on risk assessment and risk management;

•	overseeing our compliance program with respect to legal and regulatory requirements, including our code of conduct and ethics;

•	reviewing related party transactions;

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•	reviewing and discussing practices with respect to risk assessment and management; and

•	pre-approving all audit and all permissible non-audit services (other than de minimis non-audit services) to be performed by the independent registered public accounting firm.

Compensation Committee

Following the closing of this offering, our compensation committee will consist of                            , each of whom will meet the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. In addition, each member of our compensation committee will also be a non-employee director, as defined pursuant to Rule 16b-3 of the Exchange Act.                will be the chair of our compensation committee. Following the closing of this offering, the compensation committee will be responsible for, among other things:

•	reviewing, approving and determining, or making recommendations to our board of directors regarding, the compensation of our executive officers, including our Chief Executive Officer;

•	administering our equity compensation plans and agreements with our executive officers;

•	reviewing, approving and administering incentive compensation and equity-based compensation plans that are subject to the approval of our board of directors;

•	overseeing our overall compensation philosophy; and

•	reviewing compliance by our executive officers and directors with our stock ownership guidelines or requirements.

Nominating and Corporate Governance Committee

Following the closing of this offering, our nominating and corporate governance committee will consist of                            , each of whom will meet the requirements for independence under the listing standards of the NYSE and SEC rules and regulations.                will be the chair of our nominating and corporate governance committee. Following the closing of this offering, our nominating and corporate governance committee will be responsible for, among other things:

•	identifying, evaluating and selecting, or making recommendations to our board of directors regarding, candidates for election to our board of directors;

•	overseeing the evaluation and the performance of our board of directors and its committees;

•	considering and making recommendations to our board of directors regarding the size, structure, composition and functioning of our board of directors and its committees;

•	overseeing our corporate governance practices;

•	overseeing succession planning; and

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters.

Compensation Committee Interlocks and Inside Participation

None of the members of our compensation committee is or has been an officer or employee of the Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Code of Business Conduct and Ethics

Prior to the closing of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the closing of this offering, the code of business conduct and ethics will be available on our website at www.f45training.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, or our directors on our website identified above. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus.

Non-Employee Director Compensation

Historically, we have not paid, and do not currently pay, our directors that are our employees any compensation for their services as directors, and we did not have any non-employee directors during 2018. Accordingly, we did not pay any compensation to any person serving on our board of directors in 2018 for their services as a director.

Following the end of 2018, Michael Raymond and Mark Wahlberg were appointed as non-employee directors. In connection with the MWIG investment, on March 15, 2019, we entered into a promotional agreement with Mark Wahlberg, pursuant to which Mr. Wahlberg has agreed to provide certain promotional services to us or, the Promotional Agreement. In exchange for the agreed upon services provided for in the Promotional Agreement, we granted Mr. Wahlberg 1,369,324 restricted stock units which vest in three tranches if we attain certain valuation thresholds (i) upon the occurrence of certain liquidation events, (ii) upon the closing of certain financing transactions, including our initial public offering, and (iii) at any time our common stock is publicly traded. Neither Mr. Raymond nor Mr. Wahlberg has received any compensation for their services as non-employee directors.

In connection with the completion of this offering, we intend to adopt a policy for compensating our non-employee directors with a combination of cash and equity. We do not intend to compensate our employee directors for their service on our board of directors in the future.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

EXECUTIVE COMPENSATION

Overview

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. In accordance with those rules, the following discussion provides information about compensation that we pay or award to, or that is earned by: (i) the person who served as our principal executive officers during the year ended December 31, 2018; and (ii) our two most highly compensated executive officers, other than our principal executive officer, who were serving as executive officers as of December 31, 2018. We refer to these individuals as our “named executive officers” herein.

Our named executive officers for 2018 were:

•	Adam Gilchrist, our Co-Founder, President, and Chief Executive Officer;

•	Robert Deutsch, our Co-Founder and Executive Chairman;

•	Elliot Capner, our Chief Commercial Officer; and

•	Duncan Cork, our Chief Operating Officer.

During 2018, Messrs. Gilchrist and Deutsch served as our co-principal executive officers. During 2018, our named executive officers received compensation and benefits from F45 Training Pty Ltd and its subsidiaries.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs and arrangements summarized in this discussion.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Summary Compensation Table

The following table sets forth information concerning the total compensation received by, or earned by, our named executive officers during 2018.

Summary Compensation Table

Name and Principal Position(1)	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Adam Gilchrist	2018	$186,867		—	—	—	—	—	$18,687	(2)	$205,554
(President and CEO)

Robert Deutsch	2018	$186,867		—	—	—	—	—	$18,687	(2)	$205,554
(Executive Chairman)								—

Elliot Capner	2018	$191,614		—	—	—	—	—	$18,203	(2)	$209,817
(Chief Commercial Officer)

Duncan Cork	2018	$228,855	(3)	—	—	—	—	—	$20,000	(4)	$248,855
(Chief Operating Officer)

(1)

During 2018, Messrs. Gilchrist and Deutsch served as Co-Chief Executive Officers. During 2018, Mr. Capner served as our Chief Operating Officer and General Counsel and Mr. Cork served as our President.

(2)	These amounts consist of employer contributions to a superannuation fund equal in an amount equal to 9.5% of each executive’s base salary as required by Australian law.
(3)	During 2018, Mr. Cork received $48,022 in respect of his service as an independent contractor and $180,833 in respect of his service as an employee.
(4)	This amount represents a relocation bonus in connection with Mr. Cork’s relocation from Australia to the United States.

Narrative Disclosure Regarding Summary Compensation Table

Executive Employment Arrangements

Each of our named executive officers is an at-will employee. Except as set forth below, we were not party to any employment agreements or offer letters with our named executive officers during 2018. We intend to enter into new letter agreements with our named executive officers prior to the completion of this offering.

Duncan Cork

During 2018, F45 Training Incorporated was party to a letter agreement with Mr. Cork pursuant to which he served as President and was entitled to receive a base salary of $180,000, which was increased to $280,000 effective for approximately the last five months of the year. The letter agreement contained customary restrictions regarding confidential information and intellectual property. Mr. Cork could terminate the agreement by providing 2 weeks’ prior written notice and F45 Training Incorporated could terminate the agreement at any time by providing notice in writing of termination. During 2018, prior to entering into this agreement, Mr. Cork served as an independent contractor and was entitled to receive an annual fee of $180,000 for his services. In accordance with applicable disclosure rules, the fees he received for his services as a contractor are included in the Summary Compensation Table.

Outstanding Equity Awards

None of our named executive officers held any equity awards as of December 31, 2018.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Equity Grants

None of our named executive officers received any equity awards in 2018.

Potential Payments upon Termination or Change-in-Control

None of our named executive officers are, nor were they as of December 31, 2018, entitled to any potential payments upon termination or change in control.

IPO Bonuses

We intend to pay certain employees, including certain of our executive officers, cash bonuses in connection with a successful completion of this offering. The bonuses will be paid in a single lump sum cash payment upon the completion of this offering using a portion of the net proceeds from this offering. We expect that the aggregate amount of such bonus payments will be approximately $         million for all employees, with Messrs. Capner and Cork receiving $         and $         , respectively.

Stock Plans

2019 Equity Incentive Plan

On September 20, 2019, our board of directors adopted and our stockholders approved the F45 Training Holdings Inc. 2019 Equity Incentive Plan, or the 2019 Plan. In connection with this offering, we expect to grant under the 2019 Plan stock options to certain employees, including certain of our named executive officers exercisable for an aggregate of          shares of common stock (of which stock options exercisable for              and          shares of our common stock are expected to be granted to Messrs. Capner and Cork, respectively). The stock option awards will be granted upon pricing of this offering and will have an exercise price per share equal to the initial public offering price of our common stock. The stock options will vest in four equal annual installments commencing on the first anniversary of the grant date.

Purpose.    The purpose of the 2019 Plan is to assist us in securing and retaining the services of eligible award recipients to provide incentives to such recipients and promote our long-term financial success and thereby increase stockholder value.

Eligibility.    Awards may be granted to non-employee directors and to employees, including officers, and consultants engaged by us or a parent or subsidiary. Only our employees and those of our affiliates are eligible to receive incentive stock options.

Types of Awards.    The 2019 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock unit awards.

Authorized Shares.    Subject to adjustment for certain dilutive or related events, the aggregate maximum number of shares of our common stock that may be subject to stock awards and sold under the 2019 Plan is 5,071,570 shares, or the Share Reserve. Beginning on January 1, 2020 and ending on January 1, 2029, the Share Reserve will automatically increase on January 1st of each year during the term of the 2019 Plan in an amount equal to 5% of the total number of shares of common stock outstanding on December 31st of the preceding calendar year; provided, however, that our board of directors may provide that there will not be a January 1st increase in the Share Reserve in a given year

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

or that the increase will be less than 5% of the shares of common stock outstanding on the preceding December 31st. Shares may be issued under the terms of the 2019 Plan in connection with a merger or acquisition as permitted by Nasdaq Listing Rule 5635(c) or NYSE Listed Company Manual Section 303A.08 or other applicable rule, and such issuance will not reduce the number of shares of common stock available for issuance under the 2019 Plan. The shares of common stock issued under the 2019 Plan may be authorized but unissued, or reacquired common stock.

If an award granted under the 2019 Plan expires or becomes unexercisable without having been exercised in full, or, with respect to restricted stock or restricted stock units, is forfeited to or repurchased by us due to the failure to vest, the unpurchased shares (or for awards other than options or stock appreciation rights the forfeited or repurchased shares) which were subject thereto will become available for future grant or sale under the 2019 Plan (unless the 2019 Plan has been terminated). With respect to stock appreciation rights, only shares actually issued pursuant thereto will cease to be available under the 2019 Plan; all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2019 Plan (unless the 2019 Plan has been terminated). Shares that have actually been issued under the 2019 Plan under any award will not be returned to the 2019 Plan and will not become available for future distribution under the 2019 Plan; provided, however, that if shares issued pursuant to awards of restricted stock or restricted stock units are repurchased by us or are forfeited to us due to the failure to vest, such shares will become available for future grant under the 2019 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2019 Plan. To the extent an award under the 2019 Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the 2019 Plan. Notwithstanding the foregoing and, subject to adjustment for certain dilutive or related events, the maximum number of shares that may be issued upon the exercise of incentive stock options is 5,071,570.

Plan Administration.    Our board of directors or a committee thereof has the authority to administer the 2019 Plan, provided that different committees may administer the 2019 Plan with respect to different groups of participants. The administrator’s authority includes the powers to, in its discretion: (i) determine the fair market; (ii) engage consultants and obtain market studies and reports to assist in the administration of the 2019 Plan; (iii) elect the employees, directors and consultants to whom awards may be granted; (iv) determine the number of shares to be covered by each award; (v) approve forms of award agreements for use under the 2019 Plan; (vi) determine the terms and conditions, not inconsistent with the terms of the 2019 Plan, of awards, including, but not limited to, the exercise price, the time or times when awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto, based in each case on such factors as the administrator determines; (vii) construe and interpret the terms of the 2019 Plan and awards granted thereunder; (viii) prescribe, amend and rescind rules and regulations relating to the 2019 Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; (ix) modify or amend each award, subject to the terms of the 2019 Plan, including but not limited to discretionary authority to extend the post-termination exercise period of awards, to extend the maximum term of an option, subject to the provisions of the 2019 Plan and to accelerate, in whole or in part, the vesting of an award; (x) determine the manner in which participants may satisfy tax withholding obligations in accordance with the provisions of the 2019 Plan; (xi) authorize any person to execute on our behalf any instrument required to effect the grant of an award previously granted by the administrator; and (xii) make all other determinations deemed necessary or advisable for administration of the 2019 Plan. The administrator’s decisions, determinations and interpretations are final and binding on all participants and any other holders of awards under the 2019 Plan.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Stock Options.    A stock option may be granted as an incentive stock option or a nonqualified stock option. The option exercise price may not be less than the fair market value of the stock subject to the option on the date the option is granted (or, with respect to incentive stock options, less than 110% of the fair market value if the recipient owns stock possessing more than 10% of the total combined voting power of all classes of stock of the company or any affiliate, or a Ten Percent Stockholder), unless the option was granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Sections 409A and 424(a) of the Code. Options will not be exercisable after the expiration of ten years from the date of grant (or five years, in the case of an incentive stock option issued to a Ten Percent Stockholder). Each award agreement will set forth the number of shares subject to each option, the vesting terms and the acceptable form of consideration for exercising an option, including the method of payment. As the administrator determines, such consideration may consist entirely of cash, check, promissory note, to the extent permitted by applicable laws, shares of common stock, cashless exercise, net exercise, such other consideration and method of payment to the extent permitted by applicable laws or any combination of the foregoing.

Stock Appreciation Rights.    A stock appreciation right, or SAR, is a right that entitles the participant to receive, in cash or shares of common stock or a combination thereof, as determined by the administrator, value equal to or otherwise based on the excess of (i) the fair market value of a specified number of shares at the time of exercise over (ii) the exercise price of the right, as established by the administrator on the date of grant. Upon exercising a SAR, a participant is entitled to receive the amount by which the fair market value of the common stock at the time of exercise exceeds the exercise price of the SAR. The exercise price of each SAR may not be less than the fair market value of the stock subject to the award on the date the SAR is granted. SARs will not be exercisable after the expiration of ten years from the date of grant. Each award agreement will set forth the number of shares subject to the SAR. The vesting schedule applicable to any SAR, including any performance conditions, and other terms and conditions of any SAR will be as set forth in the award agreement.

Termination of Service.    Except as otherwise provided in an applicable award document, upon a termination for any reason other than for cause or due to death or disability, a participant may exercise his or her option or SAR (to the extent such award was exercisable as of the date of termination) for a period of three months following the termination date or, if earlier, until the expiration of the term of such award. Upon a termination due to a participant’s death or disability, unless otherwise provided in an applicable award or other agreement, a participant (or a participant’s beneficiary, personal representative or estate, as applicable) may exercise his or her option or SAR (to the extent that such award was exercisable as of the date of termination) for a period of 12 months following the termination date or, if earlier, until the expiration of the term of such award. Unless provided otherwise in an award or other agreement, an option or SAR will terminate on the date that a participant is terminated for cause and the participant will not be permitted to exercise such award.

Restricted Stock and Restricted Stock Units.    Restricted shares are awards of shares, the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment) and terms as the administrator deems appropriate. Restricted stock units, or RSUs, are an award denominated in units under which the issuance of shares (or cash payment in lieu thereof) is subject to such conditions (including continued employment) and terms as the administrator deems appropriate. Each award document evidencing a grant of restricted stock or RSUs will set forth the terms and conditions of each award, including vesting and forfeiture provisions, transferability and, if applicable, right to receive dividends or dividend equivalents. Generally, unless the administrator provides otherwise, holders of restricted stock will be entitled to receive all dividends and other distributions paid with respect to such shares, provided that if any such dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the shares of restricted stock with respect to which they were paid.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Transferability of Awards.    Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated, or otherwise transferred in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the participant, only by the participant.

Certain Adjustments.    In the event that any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares of common stock or our other securities, or other change in our corporate structure affecting the common stock occurs, the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2019 Plan, will adjust the number and class of shares that may be delivered under the 2019 Plan and/or the number, class, and price of shares covered by each outstanding award. In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Change in Control.    Unless provided otherwise in an award agreement or other written agreement between a participant and us or an affiliate or by our board of directors at the time of grant of an award, in the event of a Change in Control (as defined in the 2019 Plan), our board of directors may take one or more of the following actions with respect to awards, contingent upon the closing of the Change in Control:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the award or to substitute a similar stock award for the award (including, but not limited to, an award to acquire the same consideration per share paid to the stockholders of the company pursuant to the Change in Control);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by us in respect of common stock issued pursuant to the award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);

(iii) accelerate the vesting, in whole or in part, of the award (and, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Change in Control as determined by our board of directors (or, if no such determination is made, to the date that is five days prior to the effective date of the Change in Control), with such award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control;

(iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us with respect to the award;

(v) cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for such cash consideration, if any, as our board of directors, in their sole discretion, may consider appropriate; and

(vi) make a payment, in such form as may be determined by our board of directors equal to the excess, if any, of (A) the value of the property a participant would have received upon the exercise of the award over (B) any exercise price payable by such holder in connection with such exercise. For clarity, this payment may be zero if the value of the property is equal to or less than the exercise price.

Our board of directors need not take the same action or actions with respect to all awards or portions thereof or with respect to all participants and may take different actions with respect to the vested and unvested portions of an award.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Termination and Amendment; Term.    Our board of directors may at any time amend, alter, suspend or terminate the 2019 Plan, provided that stockholder approval will be obtained for any 2019 Plan amendment to the extent necessary and desirable to comply with applicable laws. No amendment, alteration, suspension or termination of the 2019 Plan will impair the rights of any participant, unless mutually agreed otherwise between the participant and the administrator. Termination of the 2019 Plan will not affect the administrator’s ability to exercise the powers granted to it under the 2019 Plan with respect to awards granted under the 2019 Plan prior to the date of such termination. The 2019 Plan became effective upon its adoption by our board of directors and, unless sooner terminated, will continue in effect for a term of 10 years from the later of (a) the effective date of the 2019 Plan or (b) the earlier of the most recent board of directors or stockholder approval of an increase in the number of shares reserved for issuance under the 2019 Plan.

Retirement Benefits

We do not maintain any defined contribution plans and none of our named executive officers participate in or have an account balance in any qualified or non-qualified defined contribution plan sponsored by us.

Pension Benefits

None of our named executive officers participate in or have an account balance in any qualified or non-qualified defined benefit plan sponsored by us.

Nonqualified Deferred Compensation

We have not offered any nonqualified deferred compensation plans or arrangements or entered into any such arrangements with any of our named executive officers.

No Tax Gross-ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation paid by us.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of each transaction since January 1, 2016 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

MWIG Transaction

As discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Transactions,” on March 15, 2019, MWIG acquired a minority investment in us. Such investment was effectuated through the following transactions between us and/or F45 Aus, our predecessor, on the one hand, and, MWIG and our initial stockholders, on the other hand. Immediately following such transactions, F45 Training Holdings held, through its direct and indirect subsidiaries, all of the outstanding shares of F45 Aus and became owned, on an as-converted basis (assuming the conversion of our convertible preferred stock into 15,274,808 shares of common stock and assuming all of the RSUs issued to Mark Wahlberg fully vest (see “—Promotional Agreement” for more details regarding the RSUs held by Mr. Wahlberg)), 28.59% by Adam Gilchrist (our Co-Founder and President and Chief Executive Officer), 28.59% by Rob Deutsch (our Co-Founder and Executive Chairman), 6.35% by The 2M Trust, 33.47% by MWIG and 3.00% by Mark Wahlberg (a member of our board of directors):

•	On March 12, 2019, F45 Training Holdings was incorporated in the State of Delaware as an ultimate holding company;

•

On March 15, 2019, we and two newly formed acquisition vehicle subsidiaries, including Flyhalf Acquisition Company Pty Ltd, or Flyhalf Acquisition, entered into a Master Subscription and Contribution Agreement with MWIG, or the Master Subscription and Contribution Agreement, pursuant to which, among other things, on such date, MWIG purchased 10,000,000 shares of our convertible preferred stock for $100,000,000 in cash.

•

On March 15, 2019, concurrent with the entry into the Master Subscription and Contribution Agreement with MWIG, we, Flyhalf Acquisition, MWIG, Messrs. Gilchrist and Deutsch and The 2M Trust entered into a Share Purchase Agreement, or the Share Purchase Agreement, pursuant to which, among other things, (i) on March 15, 2019, immediately following the consummation of the MWIG investment described above, each of Messrs. Gilchrist and Deutsch and The 2M Trust sold to Flyhalf Acquisition all of their existing capital stock in our predecessor in exchange for (a) an aggregate of $100,000,000 in cash (of which $45,000,000 was paid to Mr. Gilchrist, $45,000,000 was paid to Mr. Deutsch and $10,000,000 was paid to The 2M Trust), (b) the Initial Stockholder Notes, as discussed below and (c) the issuance of an aggregate of 29,000,000 shares of our common stock (of which 13,050,000 shares were issued to Mr. Gilchrist, 13,050,000 shares were issued to Mr. Deutsch and 2,900,000 shares were issued to The 2M Trust); and (ii) we were permitted to sell up to 1,000,000 additional shares of our convertible preferred stock to MWIG for a price per share of $10.00, subject to the proceeds from such sale being contributed to Flyhalf Acquisition and being used solely to prepay in an equal amount the then outstanding principal balance under the Initial Stockholder Notes pro rata.

•	On April 26, 2019, pursuant to the right described above under the Share Purchase Agreement, we issued and sold to MWIG an additional 1,000,000 shares of our convertible

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

preferred stock at $10.00 per share, for an aggregate purchase price of $10,000,000 in cash. Such subsequent investment by MWIG is referred to in this prospectus as the subsequent MWIG investment.

Stockholders’ Agreement

In connection with the MWIG Transaction described above, on March 15, 2019, we, MWIG, Messrs. Gilchrist and Deutsch and The 2M Trust entered into a Stockholders’ Agreement, or the Stockholders’ Agreement, which was subsequently amended on May 6, 2019. The Stockholders’ Agreement entitles the initial stockholders and MWIG to certain rights, including designation of directors, registration rights, preemptive rights, co-sale rights, rights of first refusal, drag along rights and, in the case of MWIG, certain information and protective rights. Pursuant to the Stockholders’ Agreement, each of the stockholders party thereto has also granted a proxy and power of attorney to our chief executive officer with respect to certain matters, as described below. Certain of the rights provided for in the Stockholders’ Agreement, including the preemptive rights, right of MWIG to designate certain directors to our board of directors as well as the MWIG information and protective rights, will terminate automatically immediately prior to or upon the consummation of this offering. The rights described below, however, will remain in effect following the consummation of this offering in accordance with the terms described below, or, if not otherwise indicated, until the termination of the Stockholders’ Agreement. The Stockholders’ Agreement will terminate upon the consummation of a sale, lease, transfer, conveyance, disposition or other transaction, in one transaction or a series of transactions, with regards to (i) all or substantially all of our assets or (ii) 50% or more of our equity and voting power (whether by merger, consolidation, recapitalization, reorganization, purchase of all or substantially all of our capital stock or otherwise), in each case in which the aggregate transaction price payable to MWIG for its shares is greater than or equal to $110,000,000 and, with respect to any stockholder, at the time that such stockholder no longer owns any of our shares of our voting capital stock or other securities.

Upon the vesting of our RSUs issued to Mark Wahlberg pursuant to the Promotional Agreement described below, we and Mr. Wahlberg will execute a joinder to the Stockholders’ Agreement making Mr. Wahlberg subject to certain provisions of the Stockholders’ Agreement described below, including with respect to board designation rights and registration rights.

Board Designation Rights

As discussed in “Management—Board Composition,” pursuant to the Stockholders’ Agreement, the initial stockholders and MWIG have certain board designation rights. While the initial stockholders’ director designation rights under the Stockholders’ Agreement will continue to be in effect after this offering, which rights allow the initial stockholders to designate three individuals for election to our board of directors, MWIG’s director designation rights will terminate upon the conversion of its convertible preferred stock into common stock, which will occur upon the closing of this offering. MWIG will, however, remain a party to the Stockholders’ Agreement and will be required to vote its shares of common stock issued upon conversion of its convertible preferred stock for the three representatives designated by the initial stockholders.

Registration Rights

Pursuant to the Stockholders’ Agreement, MWIG has certain registration rights, as set forth below, which rights may be assigned by MWIG to certain affiliated persons, family members and any stockholder who acquires at least 2,750,000 shares of our outstanding common stock issued or issuable upon conversion of our convertible preferred stock, subject to certain terms and conditions,

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

including that such assignee agree to be bound by the Stockholders’ Agreement. We refer to shares of our outstanding common stock issued or issuable upon conversion of our convertible preferred stock in this section as our registrable securities. The registration of shares of our common stock by the exercise of registration rights described below would enable MWIG (and its assignees, as applicable) to sell its shares without restriction under the Securities Act when the applicable registration statement is declared effective.

The demand, piggyback, and Form S-3 registration rights described below will expire upon the earlier of (i) five years after the effective date of the registration statement of which this prospectus forms a part; (ii) such time as all registrable securities may be sold under Rule 144 of the Securities Act during any 90 day period; and (iii) the effective date of certain liquidation events.

Demand Registration Rights.    Pursuant to the Stockholders’ Agreement, at any time beginning 180 days after the closing of this offering, the holders of at least 50% of our registrable securities may request that we file a registration statement under the Securities Act registering at least a majority of our registrable securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $50,000,000). We are only obligated to effect two demand registrations. Additionally, if we determine that it would be detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of up to 120 days.

Piggyback Registration Rights.    Pursuant to the Stockholders’ Agreement, in the event that we propose to register any of our securities under the Securities Act, the holders of our registrable securities are entitled to certain piggyback registration rights allowing each such holder to include their shares in such registration statement, subject to certain marketing and other limitations. MWIG has, pursuant to such right, included for sale in this registration statement a portion of the common stock that will be issued to it in connection with the conversion of its convertible preferred stock into common stock upon consummation of this offering.

Form S-3 Registration Rights.    Following this offering, we may be obligated under the Stockholders’ Agreement to effect a registration on Form S-3 under the Securities Act. At any time after we are qualified to file a registration statement on Form S-3, the holders of at least 20% of our registrable securities then outstanding may request in writing that we effect a registration on Form S-3 if the proposed aggregate public offering price of the shares to be registered by the holders requesting registration is at least $5,000,000, subject to certain exceptions. We are only obligated to effect two such Form S-3 registrations in any 12-month period. Additionally, if we determine that it would be detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of up to 120 days.

Expenses of Registration.    Under the Stockholders’ Agreement, we are obligated to pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, including fees and expenses of one counsel for the selling stockholders, subject to specified exceptions. Accordingly, in connection with this offering, we will pay the fees and expenses of Dickinson Wright PLLC, counsel for the selling stockholders in connection with this offering. See “Selling Stockholder Legal Fees” below.

Right of First Refusal

Pursuant to the Stockholders’ Agreement, MWIG is required, subject to certain exemptions, to offer the shares that it proposes to transfer to a third party to us at the same price and on the same terms and conditions as the third-party offer before offering such shares to the third party. In addition, MWIG is required to give the other stockholders that are party to the Stockholders’ Agreement the right

Confidential Treatment Requested by F45 Training Holdings Inc.

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to buy, in proportion to their ownership interest in us, those shares not purchased by us at the same price and on the same terms and conditions as the third-party offer. The rights of first refusal granted pursuant to the Stockholders’ Agreement do not apply to the sale of MWIG’s shares to the public pursuant to an effective registration statement under the Securities Act or a sale of MWIG’s shares made in connection with certain liquidation events.

Drag-Along Right

In the event that the initial stockholders’ designated directors and the holders of not less than a majority of the common stock then held by the initial stockholders desire to effect a sale, lease, transfer, conveyance, disposition or other transaction, in one transaction or a series of transactions, of (i) all or substantially all of the assets of the Company or (ii) 50% or more of the equity and voting power of the Company (whether by merger, consolidation, recapitalization, reorganization, purchase of all or substantially all of the capital stock the Company or otherwise), in each case in which the aggregate transaction price payable to MWIG for its shares is greater than or equal to $110,000,000, the other parties to the Stockholders’ Agreement are required to approve, participate in and take all other reasonably requested actions in support of the sale, lease, transfer, conveyance, disposition or other transaction.

Right of Co-Sale

In the event that MWIG or an initial stockholder proposes to transfer any shares of our voting capital stock or other securities, then, subject to certain exceptions, each other party to the Stockholders’ Agreement has a right to participate in the transfer by selling a pro rata portion of its ownership interest. This right of co-sale does not apply to sales to the public pursuant to an effective registration statement under the Securities Act or sales made in connection with certain liquidation events.

Proxy and Power of Attorney

Pursuant to the Stockholders’ Agreement, each of the stockholders party thereto has granted to our Chief Executive Officer an irrevocable proxy and power of attorney with respect to the matters provided for in the Stockholders’ Agreement, including, without limitation, to represent and vote all of such stockholder’s shares if such stockholder fails to vote or attempts to vote in a manner which is inconsistent with the terms of the Stockholders’ Agreement, in favor of (i) the election of the persons designated by the stockholders to serve as directors pursuant to the board designation right described above and (ii) a drag-along sale.

Promotional Agreement

In connection with the MWIG investment, on March 15, 2019, we entered into the Promotional Agreement with Mark Wahlberg, a member of our board of directors and an investor in MWIG, pursuant to which Mr. Wahlberg has agreed to provide certain promotional services to us. Under the Promotional Agreement, Mr. Wahlberg has agreed to devote a reasonable amount of time to promotion of the F45 brand and participation in certain marketing opportunities, which include, but are not limited to, public appearances, product placement, publicity shoots and social media posts about us and the F45 brand. In exchange for the agreed upon services provided for in the Promotional Agreement, we issued to Mr. Wahlberg 1,369,324 RSUs which are described below under “—RSUs”. Upon the vesting of such restricted stock units, we and Mr. Wahlberg will execute a joinder to the Stockholders’ Agreement described above under “—Stockholders’ Agreement.” Pursuant to the Promotional Agreement, we have also agreed to pay Mr. Wahlberg’s out-of-pocket expenses and certain travel expenses (including in some cases the cost of private jet transportation) in connection with his performance of services thereunder.

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Initial Stockholder Notes

As discussed above under “MWIG Transaction,” in connection with such transactions, on March 15, 2019, Flyhalf Acquisition, issued (i) a $22,500,000 secured promissory note to Mr. Gilchrist, (ii) a $22,500,000 secured promissory note to Mr. Deutsch and (iii) a $5,000,000 secured promissory note to The 2M Trust, for an aggregate principal amount of $50,000,000. These secured promissory notes are collectively referred to in this prospectus as the Initial Stockholder Notes. Each Initial Stockholder Note accrues interest at a rate equal to (a) for the period from issuance until March 14, 2020, 8.00% per annum and (b) from and after March 15, 2020, 10.00% per annum, in each case on the unpaid principal amount, on the basis of a 360 day year.

We also entered into a Guaranty with each of Messrs. Gilchrist and Deutsch and The 2M Trust pursuant to which we guaranteed the obligations of Flyhalf Acquisition under the Initial Stockholder Notes.

On April 26, 2019, in connection with the subsequent MWIG investment, we contributed the $10,000,000 in cash proceeds received therefrom to Flyhalf Acquisition, which in turn used such funds to prepay an aggregate of $9,533,333 in outstanding principal balance under the Initial Stockholder Notes and to repay $466,667 of accrued interest. Of such amount, $4,500,000 was paid to Mr. Gilchrist, $4,500,000 was paid to Mr. Deutsch and $1,000,000 was paid to The 2M Trust. Immediately following such payments, there remained as of April 26, 2019 an aggregate outstanding principal balance under the Initial Stockholder Notes of $40,466,667, of which $18,210,000 principal amount remained outstanding under Mr. Gilchrist’s Initial Stockholder Note, $18,210,000 principal amount remained outstanding under Mr. Deutsch’s Initial Stockholder Note and a $4,046,667 principal amount remained outstanding under The 2M Trust’s Initial Stockholder Note.

As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Transactions,” on September 18, 2019, the Company entered into a Secured Credit Agreement with JPMorgan Chase Bank, N.A. The Company used a portion of the proceeds of that Secured Credit Agreement to repay in full the aggregate outstanding principal amount and accrued and unpaid interest on the Initial Stockholder Notes. Accordingly, on September 18, 2019, Flyhalf Acquisition paid to (a) Mr. Gilchrist, $18,800,813 in respect of the outstanding principal amount and accrued and unpaid interest under his Initial Stockholder Note, (b) Mr. Deutsch, $18,800,813 in respect of the outstanding principal amount and accrued and unpaid interest under his Initial Stockholder Note and (c) The 2M Trust, $4,177,959 in respect of the outstanding principal amount and accrued and unpaid interest under its Initial Stockholder Note.

Loans

Historically, the Company’s subsidiary, F45 Training Pty Ltd, had an informal and ongoing arrangement to extend non-interest bearing loans, from time to time, to Messrs. Gilchrist and Deutsch, for various purposes. As of December 31, 2016, 2017 and 2018 and as of March 15, 2019, immediately prior to the consummation of the MWIG Transaction, there were:

•	$1,585,110, $4,868,533, $11,087,125 and $11,609,711, respectively, in outstanding loans to Mr. Gilchrist; and

•	$1,786,125, $5,250,340, $11,573,797 and $11,845,779, respectively, in outstanding loans to Mr. Deutsch.

The loans were expected to be repaid in full or netted against future distributions that Messrs. Gilchrist and Deutsch would otherwise realize through an exit event or ordinary distributions from the

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business in the future. In conjunction with the MWIG Transaction, our board of directors passed a resolution on March 15, 2019, to forgive in full the outstanding loans that were extended to Messers. Gilchrist and Deutch. Accordingly, on March 15, 2019, the $11,609,711 and $11,845,779 in outstanding loans to Messrs. Gilchrist and Deutsch, respectively, were forgiven. The forgiveness of such loans resulted in the outstanding balance being written off and recognized as compensation expense during the three months ended March 31, 2019.

In addition, F45 Training Pty Ltd. had an informal and ongoing arrangement to extend non-interest bearing loans, from time to time, to Fitness Engineers Pty Ltd, which at such time was jointly owned by Messrs. Gilchrist and Deutsch. During the year ended December 31, 2016 and 2017, the largest amount outstanding under such loans was $132,000 and $0, respectively. During the year ended December 31, 2017, F45 Training Pty Ltd. forgave such loans in full and no such loans were extended in the year ended December 31, 2018 or are expected to be extended in the future.

Franchise Relationships

Messrs. Gilchrist and Deutsch are also franchisees. Messrs. Gilchrist and Deutsch, through their respective ownership interest in the following entities, have opened 11 F45 studios as of September 30, 2019:

•	50% ownership interest in Group Training, LLC;

•	50% ownership interest in F45 Westside, LLC;

•	25% ownership interest in Balance Gym U Street, LLC;

•	25% ownership interest in Balance Gym Columbia Heights, LLC; and

•	25% ownership interest in Balance Gym Penrose, LLC.

In accordance with the terms of the franchise agreements between us or our applicable subsidiary, on the one hand, and the above entities or their wholly-owned subsidiaries, as applicable, on the other hand, such entities and their respective subsidiaries, as applicable, have collectively paid to us royalties and other fees, which totaled approximately $195,573, $406,405 and $418,046, in 2016, 2017 and 2018, respectively. The franchise agreements with such entities and their subsidiaries, as applicable, are commensurate with other franchise agreements executed during the same time period.

Mr. Deutsch, through his 10% ownership interest in CDKS Fitness Ltd, has also opened one studio as of September 30, 2019. In accordance with the terms of the franchise agreements between us and CDKS Fitness Ltd, CDKS Fitness Ltd has paid to us royalties and other fees, which totaled approximately $7,550, $1,251, and $65,147 in 2016, 2017 and 2018, respectively. The franchise agreement with CDKS Fitness Ltd is commensurate with other franchise agreements executed during the same time period.

Messrs. Wahlberg and Raymond, both of whom are members of our board of directors, as well as Mr. Raymond’s wife, Danielle Raymond, are also franchisees. Mr. Wahlberg and Mr. and Mrs. Raymond, through his 10% and their 60%, respective ownership interests in MADE Fitness LLC and FOD 2 Fitness LLC, are in the process of opening three studios as of September 15, 2019. In accordance with the terms of the franchise agreements between us, on the one hand, and each of MADE Fitness LLC and FOD 2 Fitness LLC, on the other hand, MADE Fitness LLC and FOD 2 Fitness LLC have collectively paid to us franchise fees, which totaled $276,484 in 2019. No such fees were paid in 2016 or 2017 as we were not party to a franchise agreement with MADE Fitness LLC or FOD 2 Fitness LLC during such periods. The franchise agreements with MADE Fitness LLC and FOD 2 Fitness LLC are commensurate with other franchise agreements executed during the same time period.

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Other Commercial Relationships

We utilize RAW Global (Aus) Pty Ltd, or RAW Global, for certain shipping and logistic services. RAW Global is owned by Brook Capner, the brother of Elliot Capner, our Chief Commercial Officer. RAW Global provides the shipping and logistical services to us pursuant to its standard terms and conditions and on arms’ length terms. In 2016, 2017 and 2018 we paid approximately $0, $11,328 and $2,163,467, respectively, to RAW Global.

We and Group Training, LLC also entered into a services agreement, dated January 1, 2019, or the Services Agreement. Pursuant to the Services Agreement, which was negotiated and entered into on arms’ length terms, we have agreed to make available to Group Training, LLC certain of our employees, or the designated employees, for operational and administrative support services in exchange for a service fee based on the aggregate of each designated employees allocated wages, plus a premium, pro rated based on actual days elapsed during the period of service. Prior to the entry into this Services Agreement, our predecessor and its subsidiaries provided similar services to Group Training, LLC and its subsidiaries as requested by Group Training, LLC without a formal agreement. During the years ended December 31, 2018, Group Training, LLC incurred fees of $204,584 in respect of services provided by us pursuant to this arrangement.

F45 Training Pty Ltd, Hakaoh Club Limited, or the licensor, and Messrs. Gilchrist and Deutsch, entered into a license agreement, or the License Agreement, dated as of September 1, 2019, for the use of certain property in Paddington, Australia for the Company’s Australian franchise operations. Pursuant to the License Agreement, Messrs. Gilchrist and Deutsch have guaranteed the payment of the license fee and the obligations of F45 Training Pty Ltd under the License Agreement, including, among other things, its obligations to pay damage to the licensor for breach of the License Agreement covenants, for the licensor’s loss or damage due to abandonment or vacating the property site and for the loss or damage as a consequence of disclaimer of the License Agreement on F45 Training Pty Ltd’s insolvency. Mr. Gilchrist’s and Mr. Deutsch’s obligations as guarantors under the License Agreement are joint and several. The License Agreement replaced a similar license agreement among the parties that expired on August 31, 2019. During the year ended December 31, 2018 and year to date in 2019, neither Mr. Gilchrist nor Mr. Deutsch were required to make any payments under the License Agreement or the predecessor agreement.

F45 Training Incorporated is a party to a guaranty of lease, or the Guaranty of Lease, dated as of October 1, 2017. Pursuant to the Guaranty of Lease, F45 Training Incorporated has guaranteed $167,000 in aggregate total lease payments over approximately two years for a studio in Pacific Palisades, California, owned by Westside, LLC, which is 50% owned by each of Messrs. Gilchrist and Deutsch. During the year ended December 31, 2017 and 2018, and year to date in 2019, F45 Training Incorporated was not required to make any payments under the Guaranty of Lease.

F45 Training Incorporated and Whelpy LLC, which is owned 50% by each of Messrs. Gilchrist and Deutsch, entered into a marketing and design agreement, or the Marketing & Design Agreement, dated as of March 1, 2018. Pursuant to the Marketing & Design Agreement, Whelpy LLC agreed to provide marketing and design services, including lead generation and development of marketing collateral and assets for franchise openings and corporate campaigns, to us and our franchisees, from March 1, 2018 to December 31, 2018, in exchange for a service fee. For the year ended December 31, 2018, we incurred expenses of $2,223,000 under the Marketing & Design Agreement, which expired in accordance with its terms on December 31, 2018 and was not renewed or extended.

We are party to an oral arrangement with Christine and Thomas Deutsch Pty Ltd., which is owned by Christine Deutsch and Thomas Deutsch, who are immediate family members of Mr. Deutsch, pursuant to which we purchase in the ordinary course of business apparel and merchandise. During

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2016, 2017 and 2018, we purchased $63,000, $508,000 and $678.000, respectively, of apparel and merchandise from Christine & Thomas Deutsch Pty Ltd.

Legal Settlement

On November 29, 2017, a franchisee filed a suit against us alleging violation of the Franchise Disclosure Act and similar state laws. On September 4, 2018, the Company reached a settlement with the franchisee whereby Group Training, LLC, which is co-owned by Messrs, Gilchrist and Deutsch, acquired the franchise from the franchisee in exchange for $232,000.

Selling Stockholder Legal Fees

As described above under “Stockholders’ Agreement—Registration Rights—Expenses of Registration,” in connection with this offering, we are required to pay the fees and expenses of Dickinson Wright PLLC, counsel for the selling stockholders. We estimate that the fees and expenses to be paid to Dickinson Wright PLLC in connection with this offering will be $            . Mr. Raymond, a member of our board of directors, is a partner at Dickinson Wright PLLC.

IPO Bonuses

We intend to pay certain employees, including certain of our executive officers, cash bonuses in connection with a successful completion of this offering. The bonuses will be paid in a single lump sum cash payment upon the completion of this offering using a portion of the net proceeds from this offering. We expect that the aggregate amount of such bonus payments will be approximately $            million for all employees, with Messrs.                     ,                     ,                      and                      receiving $            , $             , $              and $            , respectively.

RSUs

On March 15, 2019, we issued 1,369,324 Restricted Stock Units, or RSUs, to Mr. Wahlberg pursuant to a Promotional Agreement executed between him and us. The Promotional Agreement specifies the terms and conditions under which the RSUs will vest. Specifically, the RSUs vest only if we complete a liquidity event as specified within the Promotional Agreement, which was considered to be a performance-based vesting condition. In addition, the RSUs vest only if we achieve certain target equity values at the liquidity event of thereafter, which was considered to be a market-based vesting condition.

For stock-based compensation with both performance and market-condition vesting, such as the RSUs, cost is measured at the grant date, based on the fair value of the award considering the market conditions, and then recorded over the requisite service period if the performance condition is probable.

The weighted-average grant date fair value of the restricted stock units was $0.75 during the nine months ended September 30, 2019. As of September 30, 2019, there was $1,022 of unrecognized stock-based compensation expense related to the unvested restricted stock units.

Related Party Transaction Policy

Our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are generally transactions between us and related

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persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. The written charter of our audit committee will provide that our audit committee will review and approve in advance any related party transaction.

We intend to adopt a formal written policy, to be effective upon completion of this offering, which will provide that we are not permitted to enter into any related party transactions without the consent of our audit committee. This policy was not in effect when we entered into the related party transactions described above. In approving or rejecting any such transaction, our audit committee will consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of                 , 2019 and as adjusted to reflect the sale of shares of common stock by us and the selling stockholders, in each case, by the following individuals or groups:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock; and

•	each selling stockholder.

The percentage ownership information shown in the following table prior to this offering is based upon 45,644,132 shares of common stock outstanding as of                 , 2019, assuming (i) the conversion of all then-outstanding shares of our convertible preferred stock into 15,274,808 shares of common stock upon completion of this offering and (ii) the full vesting of 1,369,324 RSUs. The percentage ownership information shown in the following table after this offering is based upon                shares of common stock outstanding as of                 , 2019, after giving effect to (i) the conversion of our convertible preferred stock into                 shares of common stock, (ii) the vesting of                  RSUs and (iii) the sale of                shares of common stock by us and                shares of common stock by the selling stockholders in this offering, and assuming no exercise of the underwriters’ option to purchase additional shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, or have the right to acquire such powers within 60 days, included through the exercise of stock options and warrants. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named below, any common stock that such person or persons has the right to acquire within 60 days of the date of                 , 2019 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the following table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in the following table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

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Except as otherwise noted below, the address for persons listed in the table is c/o F45 Training Holdings Inc., 236 California Street, El Segundo, California 90245.

	Shares Beneficially Owned Prior to Offering			Shares Being Offered	Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number		%		Number		%
5% Stockholders:
The 2M Trust(1)	2,900,000	(4)(5)	6.35			(5)(13)
MWIG LLC(2)	15,274,808	(6)(7)	33.47			(7)(14)

Directors and Director Nominees:
Michael Raymond(3)	15,274,808	(6)	33.46			(14)
Mark Wahlberg	1,369,324	(8)	3.00			(15)

Named Executive Officers:
Robert Deutsch	13,050,000	(9)(10)	28.59			(10)(16)
Adam Gilchrist	45,644,132	(11)	100.00			(17)
Elliot Capner
Duncan Cork
Directors and executive officers as a group (9 persons)		(12)	100.00			(18)

*	Less than one percent of common stock outstanding.
(1)

The sole trustee of The 2M Trust is 2M Properties Pty Ltd, of which Joseph Marano is the sole director. As such Joseph Marano may be deemed to beneficially own the shares of our common stock beneficially owned by The 2M Trust.

(2)

FOD Capital LLC owns approximately 90% of the membership interests in MWIG and is the sole manager of MWIG. Mr. Raymond, one of our directors, is the sole manager of FOD Capital LLC and as such may be deemed to beneficially own the shares of our common stock beneficially owned by MWIG. The address of MWIG is 7009 Shrimp Road, Suite 4 Key West, FL 33040.

(3)

As disclosed in footnote (2), Mr. Raymond is the sole manager of FOD Capital LLC, which is the sole manager of MWIG. As such, Mr. Raymond may be deemed to beneficially own the shares of our common stock beneficially owned by MWIG.

(4)	Consists of 2,900,000 shares of our common stock owned of record by The 2M Trust.
(5)

As discussed in “Certain Relationships and Related Party Transactions—Stockholders’ Agreement,“ The 2M Trust is party to the Stockholders’ Agreement and as a result of the voting agreement therein The 2M Trust may be deemed to beneficially own the shares of our common stock beneficially owned by the other parties to the Stockholders’ Agreement, consisting of MWIG and Messrs. Gilchrist and Deutsch and, upon completion of this offering, Mr. Wahlberg. The 2M Trust disclaims any such beneficial ownership.

(6)	Consists of 15,274,808 shares of our common stock into which 11,000,000 shares of our convertible preferred stock held of record by MWIG will be converted upon the completion of this offering.
(7)

As discussed in “Certain Relationships and Related Party Transactions—Stockholders’ Agreement,“ MWIG is party to the Stockholders’ Agreement and as a result of the voting agreement therein MWIG may be deemed to beneficially own the shares of our common stock beneficially owned by the other parties to the Stockholders’ Agreement, consisting of The 2M Trust and Messrs. Gilchrist and Deutsch and, upon completion of this offering, Mr. Wahlberg. MWIG disclaims any such beneficial ownership.

(8)

Pursuant to the Promotional Agreement (see “Certain Relationships and Related Party Transactions—Promotional Agreement”), Mr. Wahlberg holds 1,369,324 RSUs. Of such units,              will settle into shares of our common stock upon the completion of this offering, assuming an initial public offering price of $                per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

(9)	Consists of 13,050,000 shares of common stock owned of record by Mr. Deutsch.
(10)	As discussed in “Certain Relationships and Related Party Transactions—Stockholders’ Agreement,“ Mr. Deutsch is party to the Stockholders’ Agreement and as a result of the voting agreement therein,

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Mr. Deutsch may be deemed to beneficially own the shares of our common stock beneficially owned by the other parties to the Stockholders’ Agreement, consisting of The 2M Trust, MWIG and Mr. Gilchrist and, upon completion of this offering, Mr. Wahlberg. Mr. Deutsch disclaims any such beneficial ownership.
(11)

Includes 13,050,000 shares of our common stock owned of record by Mr. Gilchrist and 32,594,132 shares of common stock which Mr. Gilchrist may be deemed to beneficially own as a result of the irrevocable proxy that has been granted to him under the Stockholders’ Agreement in respect of the shares of our common stock beneficially owned by MWIG, The 2M Trust and Mr. Deutsch and, upon completion of this offering, Mr. Wahlberg (assuming full vesting of his RSUs). See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement—Proxy and Power of Attorney.”

(12)

Includes (a) 13,050,000 shares of our common stock owned of record by Mr. Gilchrist, (b) 13,050,000 shares of our common stock owned of record by Mr. Deutsch, (c) 15,274,808 shares of our common stock into which 11,000,000 shares of our convertible preferred stock held of record by MWIG will be converted upon the completion of this offering, which such shares are beneficially owned by Mr. Raymond and may be deemed to be beneficially owned by Mr. Gilchrist as a result of the irrevocable proxy granted to him under the Stockholders’ Agreement, (d) 2,900,000 shares of our common stock held of record by The 2M Trust which Mr. Gilchrist may be deemed to beneficially own as a result of the irrevocable proxy granted to him under the Stockholders’ Agreement, and (e) 1,369,324 RSUs held of record by Mr. Wahlberg assuming full vesting.

(13)	Includes of shares of our common stock owned of record by The 2M Trust.
(14)	Includes of shares of our common stock owed of record by MWIG.
(15)

Following this offering, Mr. Wahlberg will become a party to the Stockholders’ Agreement and, as a result of such joinder, Mr. Wahlberg may be deemed to beneficially own the shares of our common stock beneficially owned by the other parties to the Stockholders’ Agreement, consisting of The 2M Trust, MWIG and Messrs. Gilchrist and Deutsch. Mr. Wahlberg disclaims any such beneficial ownership.

(16)	Includes of shares of common stock owned of record by Mr. Deutsch.
(17)

Includes              shares of our common stock owned of record by Mr. Gilchrist and              shares of common stock which Mr. Gilchrist may be deemed to beneficially own as a result of the irrevocable proxy that has been granted to him under the Stockholders’ Agreement in respect of the shares of our common stock beneficially owned by MWIG, The 2M Trust and Mr. Deutsch and, upon completion of this offering, Mr. Wahlberg. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement—Proxy and Power of Attorney.”

(18)

Includes (a)              shares of our common stock owned of record by Mr. Gilchrist, (b)              shares of our common stock owned of record by Mr. Deutsch, (c)              shares of our common stock held of record by MWIG, which such shares are beneficially owned by Mr. Raymond and may be deemed to be beneficially owned by Mr. Gilchrist as a result of the irrevocable proxy granted to him under the Stockholders Agreement, (d)              shares of our common stock held of record by The 2M Trust which Mr. Gilchrist may be deemed to beneficially own as a result of the irrevocable proxy granted to him under the Stockholders Agreement, and (e)              shares of our common stock owned of record by Mr. Wahlberg as a result of the settlement of              RSUs held by Mr. Wahlberg into shares of our common stock upon completion of this offering, assuming an initial public offering price of $                per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of                 shares of capital stock, par value $0.0001 per share, of which:

•	shares will be designated as common stock; and

•	shares will be designated as preferred stock.

As of                 , 2019, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, which will occur upon the closing of this offering, as if such conversion had occurred on                 , 2019, there were                 shares of our common stock outstanding and no shares of our preferred stock outstanding. Our board of directors will be authorized, without stockholder approval except as required by the listing standards of                 , to issue additional shares of our capital stock.

Common Stock

As of                 , 2019, we had                 shares of common stock issued and outstanding.

Voting Rights

Each holder of common stock will be entitled to one vote for each share on all matters submitted to a vote of the stockholders. Our amended and restated certificate of incorporation will not provide for cumulative voting rights. Because of this, the holders of a plurality of the shares entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. Where a separate vote by class or series is required, the affirmative vote of the majority of shares of such class or series present in person or represented by proxy shall be the act of such class or series. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to the dividend rights of the holders of the preferred stock, holders of our common stock will be entitled to receive cash dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment or provision for payment of our debts and other liabilities and the preferential amounts to

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which the holders of any outstanding shares of preferred stock will be entitled to receive on dissolution, liquidation, or winding up, the holders of the common stock will be entitled to share on a pro rata basis in our remaining assets.

Rights and Preferences

Holders of our common stock will have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering, upon payment and delivery in accordance with the underwriting agreement, will be, fully paid and nonassessable.

Preferred Stock

As of                 , 2019, there were 11,000,000 shares of convertible preferred stock outstanding, which will automatically convert, upon the closing of this offering, into            shares of common stock.

Our amended and restated certificate of incorporation will provide that our board of directors has the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors will also have the authority to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Choice of Forum

Our amended and restated certificate of incorporation and bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against the company or any director or officer of the company arising pursuant to any provision of the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation or bylaws, or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware or federal court located within the State of Delaware if the Court of Chancery does not have jurisdiction, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. The enforceability of similar choice of forum provisions in

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

other companies’ certificates of incorporation and bylaws has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation and bylaws to be inapplicable or unenforceable in such action. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to this exclusive forum provision, but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

These provisions do not apply to violations of the federal securities laws of the United States.

Anti-Takeover Provisions

Certain provisions of Delaware law, and our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect as of the closing of this offering, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Takeover Statute

Upon the closing of the offering, we will be governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, within three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions.    Our amended and restated certificate of incorporation and our amended and restated

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

bylaws that will be in effect as of the closing of this offering will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Classified Board of Directors.    Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors will be divided into three classes, as nearly equal in number as practicable, with members of each class serving staggered three-year terms. Our amended and restated bylaws will also provide that the authorized number of directors be fixed exclusively from time to time by resolution of the board of directors. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.

Action by Written Consent.    Our amended and restated certificate of incorporation and amended and restated bylaws will provide that any action to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Removal of Directors; Vacancies.    Our amended and restated certificate of incorporation and amended and restated bylaws will provide that directors may be removed only for cause. In addition, our amended and restated bylaws will provide that only our board of directors may fill vacant directorships, including newly created seats, by the affirmative vote of the majority of remaining directors.

No Cumulative Voting.    The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Stockholder Meetings; Requirements for Advance Notice.    Our amended and restated bylaws will provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of the board or the chief executive officer with the concurrence of a majority of the board of directors. Our amended and restated bylaws will also prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as director. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with such advance notice procedures and provide us with certain information.

Supermajority Voting for Amendments to Our Governing Documents.    Any amendment to our amended and restated certificate of incorporation will require the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding. Our amended and restated certificate of incorporation will provide that the board of directors is expressly authorized to adopt, amend or repeal our bylaws, but that our stockholders may amend our bylaws only with the approval of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuances without stockholder approval, except as required by the listing standards of the NYSE, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Limitations of Liability and Indemnification

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation will not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

The limitation of liability and indemnification provisions to be provided in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Listing

We intend to apply to have our common stock approved for listing on the NYSE under the symbol “HIIT.”

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to Our Common Stock and This Offering— Future sales of our common stock in the public market could cause the market price of our common stock to drop significantly, even if our business is doing well.”

Upon the consummation of this offering, we will have                shares of common stock outstanding, assuming the conversion of all outstanding shares of our convertible preferred stock into common stock. Of these shares, the shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except that any shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144, may be sold only in compliance with the limitations described below, and any shares purchased by our directors or officers pursuant to our directed share program shall be subject to the lock-up agreements described below. The remaining shares of common stock held by our existing stockholders are “restricted securities” as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, or Rule 701. As a result of the contractual 180-day lock-up period described in “Underwriting” and the provisions of Rules 144 and Rule 701, these shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of common stock sold in this offering will be immediately available for sale in the public market;

•

beginning 181 days after the date of this prospectus,                additional shares of common stock may become eligible for sale in the public market upon the satisfaction of certain conditions as set forth in “—Lock-Up Agreements,” of which                shares would be held by our affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•

the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, including the selling stockholders, have agreed or will agree that, subject to certain exceptions, for a period through and including the date that is 180 days after the date of this prospectus, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time. See “Underwriting.”

Rule 144

In general, under Rule 144, as currently in effect, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

expiration of the lock-up agreement described in “Underwriting,” within any three-month period beginning 180 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately              shares immediately after this offering, or the average weekly trading volume of our common stock on              during the four calendar weeks preceding the filing of a notice of the sale with the SEC. Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. The sale of these shares, or the perception that sales will be made, may adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Following this offering, a person that is not an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, may sell shares subject only to the availability of current public information about us, and any such person who has beneficially owned restricted shares of our common stock for at least one year may sell shares without restriction.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who received shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of our affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding stock options under the 2019 Plan or reserved for future issuance under the 2019 Plan, which will be effective upon the consummation of this offering. This registration statement would cover approximately                  shares. Shares registered under the Form S-8 registration statement will generally be available for sale in the open market after the 180-day lock-up period immediately following the date of this prospectus (as such period may be extended in certain circumstances).

Registration Rights

Beginning 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances, certain holders of shares of our common stock will be entitled to the rights described under “Certain Relationships and Related Party Transactions—Stockholders’ Agreement—Registration Rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon effectiveness of the registration statement.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to a “non-U.S. holder” (as defined below) of the ownership and sale, exchange or other taxable disposition of our common stock that is purchased pursuant to this offering. This discussion does not provide a complete analysis of all potential U.S. federal income or other tax considerations. The information provided below is based upon provisions of the Internal Revenue Code of 1986, as amended, or Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, in each case, as currently in effect. These authorities may change at any time, possibly on a retroactive basis, or may be subject to differing interpretations. We have not sought and will not seek any rulings from the Internal Revenue Service, or the IRS, regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common stock.

This discussion does not address the tax considerations arising under the U.S. federal alternative minimum tax, the net investment income tax, or the laws of any state, local or non-U.S. jurisdiction, or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities);

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt or governmental organizations or tax-qualified retirement plans;

•	real estate investment trusts or regulated investment companies;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock pursuant to the exercise of an employee stock option or otherwise as compensation for services;

•	brokers, dealers or traders in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our common stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons that do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes);

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an “applicable financial statement” (as defined in the Code); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

If a partnership or entity classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, this discussion does not address U.S. federal income tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

Investors considering the purchase of our common stock should consult their own tax advisors regarding the application of the U.S. federal income, gift and estate tax laws to their particular situations and the consequences of non-U.S., state or local laws and tax treaties.

Non-U.S. Holder Defined

For purposes of this section, a “non-U.S. holder” is any holder of our common stock, other than an entity taxable as a partnership for U.S. federal income tax purposes, that is not:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state therein or the District of Columbia or otherwise treated as such for U.S. federal income tax purposes;

•

a trust that (1) is subject to the primary supervision of a U.S. court and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person; or

•	an estate whose income is subject to U.S. federal income tax regardless of source.

Distributions

As described in the section entitled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. If we do make any distributions on shares of our common stock, however, such distributions would constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits would constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess would be treated as gain realized on the sale, exchange or other taxable disposition of our common stock. See “—Sale of Common Stock.”

Subject to discussions below on backup withholding and FATCA (as defined below), any distribution made to a non-U.S. holder on our common stock that is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and is treated as a dividend for federal income tax purposes will generally be subject to U.S. withholding tax at a 30% rate (or such lower rate specified by an applicable income tax treaty), provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Distributions received by a non-U.S. holder that are treated as dividends for federal income tax purposes, are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and, if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained (or in the case of an individual, a fixed base) by the non-U.S. holder in the United States, are not subject to such withholding tax. To obtain this exemption, a non-U.S. holder generally must provide us or our paying agent with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected distributions, although not subject to U.S. withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, distributions received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

Sale of Common Stock

Subject to the discussion below regarding backup withholding and FATCA, non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other taxable disposition of our common stock unless:

•

the gain (1) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition of our common stock, and certain other requirements are met; or

•

subject to certain exceptions, our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. A non-U.S. holder that is a corporation may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to a flat 30% tax (or such reduced rate as may be specified by an applicable income tax treaty) which may be offset by U.S.-source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a non-U.S. holder of our common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the non-U.S. holder and may entitle the non-U.S. holder to a refund from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act, or FATCA

A U.S. federal withholding tax of 30% may apply to dividends and, subject to the discussion of certain proposed U.S. Treasury regulations below, the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules), including when the foreign financial institution holds our common stock on behalf of a non-U.S. holder, unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding U.S. account holders of such institution (which may include certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. This U.S. federal withholding tax of 30% applies to dividends on and, subject to the discussion of certain proposed U.S. Treasury regulations below would also apply to, the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any “substantial United States owners” (as defined in the Code) or provides identifying information regarding each such substantial United States owner of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

The U.S. Treasury recently released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. Taxpayers may generally rely on the proposed regulations until final regulations are issued. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and non-U.S. tax consequences of the sale, exchange or other taxable disposition of our common stock, including the consequences of any proposed change in applicable laws.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares from              to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that our total out of pocket expenses for this offering, excluding the underwriting discounts and commissions, will be approximately $            . We have also agreed to reimburse the underwriters for up to $             of expenses related to the review of this offering by the Financial Industry Regulatory Authority, Inc. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have agreed that, subject to certain limited exceptions, we will not (i) offer, sell, contract to sell, pledge, lend, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with or confidentially submit to the SEC a registration statement under the Securities Act relating to, any of our securities that are substantially similar to our shares of common stock, including but not limited to any options or warrants to purchase shares of common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of common stock or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition, confidential submission or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our shares of common stock or any such other securities (in either case, regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives for a period through and including the date that is 180 days after of this prospectus.

Our directors, executive officers and substantially all of our stockholders, including the selling stockholders, have entered into lock-up agreements with the underwriters, pursuant to which each of these persons or entities, subject to certain limited exceptions, for a period through and including the date that is 180 days after the date of this prospectus, agree that they will not, and shall not cause or direct any of their respective affiliates to, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, whether now owned or hereafter acquired, owned directly by each such person or entity (including holding as a custodian) or with respect to which such person or entity has beneficial ownership within the rules and regulations of the SEC, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by such person or entity or someone other than such person or entity), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of the securities owned by such person or entity, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of common stock or other securities, in cash or otherwise, or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our common stock on the NYSE under the symbol “HIIT.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our shares of common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Affiliates of J.P. Morgan Securities LLC are parties to the Secured Credit Agreement and will receive a portion of the net proceeds from this offering in connection with the repayment of amounts under our Revolving Facility as described in “Use of Proceeds.”

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the common stock offered by this prospectus for sale to certain of our directors, director nominees, officers, employees, franchisees and other persons associated with us. Pursuant to the underwriting agreement, the sales will be made by             , an underwriter of this offering, through a directed share program, or Directed Share Program. If these persons purchase reserved common stock, it will reduce the number of shares of common stock available for sale to the general public. Any reserved shares of common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus. Any shares sold in the Directed Share Program to a party who has entered into a lock-up agreement described above shall be subject to the provisions of such lock-up agreement.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relative Member State”) an offer to the public of shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any of the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to public” in relation to shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and shares of our common stock to be offered so as to enable an investor to decide to purchase shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Notice to Prospective Investors in United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Notice to Prospective Investors in Australia

This document:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•

does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Dickinson Wright PLLC, Troy, Michigan is acting as counsel for the selling stockholders in connection with this offering. Certain legal matters relating to the offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

The financial statements of F45 Training Holdings Inc. and subsidiaries as of December 31, 2018 and 2017 and for each of the two years in the period ended December 31, 2018 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.f45training.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained in, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

F45 Training Holdings Inc.

El Segundo, California

Opinion on the Financial Statements

We have audited the accompanying combined and consolidated balance sheets of F45 Training Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related combined and consolidated statements of operations and comprehensive income (loss), stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Costa Mesa, California

September 24, 2019 (November 15, 2019, as to the effects of the share purchase agreement discussed in Notes 1 and 12)

We have served as the Company’s auditor since 2019.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

COMBINED AND CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars except share amounts)

	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$4,965	$8,843
Accounts receivable, net	1,961	494
Due from related parties	515	14
Inventories	2,197	2,669
Deferred costs	657	383
Prepaid expenses	704	769
Other assets	713	1,543

Total current assets	11,712	14,715
Property and equipment, net	456	226
Deferred tax assets, net	938	566
Intangible assets, net	827	476
Deferred costs, net of current	5,007	3,011
Other long-term assets	182	49

Total assets	$19,122	$19,043

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$4,365	$8,330
Deferred revenue	5,998	6,765
Income taxes payable	5,708	1,621

Total current liabilities	16,071	16,716
Deferred revenue, net of current	11,541	11,504

Total liabilities	27,612	28,220
Commitments and contingencies (Note 8)
Stockholders’ deficit
Common stock, USD $0.0001 par value; issued and outstanding 29,000,000 shares at December 31, 2018 and 2017	3	3
Additional paid-in capital	76	76
Accumulated other comprehensive income (loss)	268	(170)
Loans to directors	(22,661)	(10,118)
Retained earnings	13,824	1,032

Total stockholders’ deficit	(8,490)	(9,177)

Total liabilities and stockholders’ deficit	$19,122	$19,043

The accompanying notes are an integral part of these combined and consolidated financial statements.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands of U.S. dollars except share and per share amounts)

	Year ended December 31,
	2018		2017
Revenues:
Franchise (Related party: $241 and $203 for 2018 and 2017)		$24,354	$12,045
Equipment and merchandise (Related party: $177 and $204 for 2018 and 2017)		33,401	13,451

Total revenue		57,755	25,496
Costs and operating expenses:
Cost of franchise revenue (Related party: $2,223 and $0 for 2018 and 2017)		4,554	1,342
Cost of equipment and merchandise (Related party: $2,841 and $519 for 2018 and 2017)		18,522	10,827
Selling, general and administrative expenses (Related party: $12 and $185 for 2018 and 2017)		15,428	12,387

Total costs and operating expenses		38,504	24,556
Income from operations		19,251	940
Other expense, net		221	276

Income before income taxes		19,030	664
Provision for income taxes		6,238	606

Net income		$12,792	$58

Other comprehensive income (loss)
Foreign currency translation adjustment, net of tax		438	(82)

Comprehensive income (loss)		$13,230	$(24)

Earnings per share
Basic and diluted		$0.44	$0.00

Weighted average shares outstanding
Basic and diluted		29,000,000	29,000,000

Pro forma earnings per share attributable to common stockholders
Basic and diluted	$

Pro forma weighted average common shares outstanding
Basic and diluted

The accompanying notes are an integral part of these combined and consolidated financial statements.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

COMBINED AND CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(in thousands of U.S. dollars except share amounts)

	F45 Predecessor Entities		Common stock of the Company		Additional Paid- In Capital	Accumulated other comprehensive income (loss)	Loans to directors	Retained earnings	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balances at January 1, 2017	81,302	$82	-	$-	$-	$(88)	$(3,370)	$974	$(2,484)
Net income	-	-	-	-	-	-	-	58	58
Issuance of loans to directors	-	-	-	-	-	-	(6,748)	-	(6,748)
Effect of reorganization	(81,302)	(82)	29,000,000	3	76	-	-	-	79
Cumulative translation adjustment, net of tax	-	-	-	-	-	(82)	-	-	(82)

Balances at December 31, 2017	-	-	29,000,000	3	76	(170)	(10,118)	1,032	(9,177)
Net income	-	-	-	-	-	-	-	12,792	12,792
Issuance of loans to directors	-	-	-	-	-	-	(12,543)	-	(12,543)
Cumulative translation adjustment, net of tax	-	-	-	-	-	438	-	-	438

Balances at December 31, 2018	-	$-	29,000,000	$3	$76	$268	$(22,661)	$13,824	$(8,490)

The accompanying notes are an integral part of these combined and consolidated financial statements.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year ended December 31,
	2018	2017
Cash flows from operating activities
Net income	$12,792	$58
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	91	38
Amortization of intangible assets	218	50
Amortization of deferred costs	527	292
Bad debt expense	1,340	633
Deferred income taxes	(377)	182
Unrealized foreign currency transaction gains or losses	23	121
Changes in operating assets and liabilities:
Due from related parties	453	14
Accounts receivable	(3,987)	(249)
Inventories	410	(2,613)
Prepaid expenses	13	(576)
Other current assets	830	(1,031)
Deferred costs	(2,799)	(3,685)
Other assets	(136)	82
Accounts payable	(3,588)	3,643
Deferred revenue	(524)	14,995
Income tax payable	4,160	657

Net cash provided by operating activities	$9,446	$12,611

Cash flows from investing activities
Purchases of property and equipment	(330)	(172)
Disposal of property and equipment	1	-
Purchases of intangible assets	(614)	(490)

Net cash used in investing activities	$(943)	$(662)

Cash flows from financing activities
Issuance of loans to directors	(12,543)	(6,748)

Net cash used in financing activities	$(12,543)	(6,748)

Effect of exchange rate changes on cash	162	197
Net increase (decrease) in cash	(4,040)	5,201
Cash at beginning of year	8,843	3,445
Cash at end of year	4,965	8,843

Supplemental disclosures of cash flow information
Income taxes paid	(2,056)	(974)

The accompanying notes are an integral part of these combined and consolidated financial statements.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

Note 1—Nature of the business and basis of presentation

Organization

F45 Aus Hold Co Pty Ltd (“F45 Aus Hold Co”), is an Australian proprietary limited company engaged in franchising and licensing the F45 Training brand to fitness facilities in multiple countries across the globe. As of December 31, 2018 and 2017, the Company (as defined below) had sold 1,274 and 907 franchises and opened 800 and 522 franchises, respectively.

On September 7, 2017, F45 Aus Hold Co was created through a series of transactions (the “Reorganization”) pursuant to which the legacy group of F45 operating entities, including F45 Training Pty Ltd (Australia), F45 Training Incorporated (Delaware), Functional 45 Training Limited (Ireland), F45 Training Canada (Canada), F45 Training Asia Private Ltd. (Singapore), and F45 U LLC (Delaware) (the “F45 Predecessor Entities”), were rationalized and merged into an operating structure whereby these entities became wholly-owned subsidiaries of F45 Aus Hold Co. As part of the Reorganization, the common stock held by Messrs. Adam Gilchrist and Rob Deutsch and The 2M Trust (collectively, the “Existing Stockholders”) in the F45 Predecessor Entities were exchanged for common stock of F45 Aus Hold Co proportionate to their respective ownership interests in the F45 Predecessor Entities. Upon consummation of the Reorganization, the reporting entity to which these financial statements relate became F45 Aus Hold Co.

Prior to the Reorganization, the F45 Predecessor Entities consisted of legal entities historically owned or jointly managed by one or more of the Existing Stockholders. After the Reorganization, certain Existing Stockholders continued to jointly manage the F45 Predecessor Entities through their direct holdings in F45 Aus Hold Co. Both prior to and after the Reorganization, the F45 Predecessor Entities operated together as one economic entity under common control during the periods for which the combined and consolidated financial statements are being presented herein.

F45 Aus Hold Co determined that it operated as a single economic entity under common control as all significant strategic and operational decisions were historically made by the Existing Stockholders. Certain Existing Stockholders functioned as an enterprise-wide “executive committee,” which frequently held meetings to discuss the global strategy for F45.

Transaction with MWIG LLC (“MWIG”)

On March 15, 2019, MWIG, a special purpose private investment fund vehicle led by FOD Capital LLC, a family office investment fund, and Mark Wahlberg, made a minority preferred investment in F45 Training Holdings Inc. (“F45 Training Holdings,” the “Company,” “F45,” “we,” “us” or “its”). On March 15, 2019, F45 Training Holdings, MWIG and Flyhalf Acquisition Company Pty Ltd, a newly incorporated wholly-owned, indirect subsidiary of F45 Training Holdings, entered into a Share Purchase Agreement with F45 Aus Hold Co and its existing stockholders pursuant to which F45 Training Holdings became the ultimate parent of F45 Aus Hold Co and its subsidiaries. Upon the consummation of the transaction with MWIG, the existing stockholders and MWIG held 72.5% and 27.5% ownership interests, respectively, in the Company (and, its wholly-owned subsidiaries). This ownership percentage assumes the conversion of the MWIG preferred stock at its original issue conversion price and does not reflect the restricted stock units issued to Mark Wahlberg pursuant to the promotional agreement.

Pursuant to the Share Purchase Agreement and in return for acquiring 100% of the shares in F45 Aus Hold Co F45 Training Holdings issued 29,000,000 shares of common stock to the existing

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

stockholders of F45 Aus Hold Co proportionate to their relative ownership of the common stock of F45 Aus Hold Co and its wholly-owned subsidiaries. As a result of this transaction there was no change in control. All references to shares in the financial statements and the notes to the financial statements presented herein, including but not limited to the number of shares and per share amounts, unless otherwise noted, have been adjusted to reflect the restructure retrospectively. Further, the combined and consolidated financial statements presented herein for the periods prior to the formation of F45 Training Holdings Inc. represent the accounts of F45 Aus Hold Co.

Basis of Presentation

The financial information presented herein prior to the Reorganization includes the accounts of the F45 Predecessor Entities on a combined basis. Intercompany balances and transactions between the combined F45 Predecessor Entities have been eliminated. Subsequent to the Reorganization, the financial information presented herein includes the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The accompanying combined and consolidated financial statements and related notes to the combined and consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission.

Unaudited pro forma earnings per share

The unaudited pro forma basic and diluted earnings per share is computed to give effect to the assumption of shares issued in the initial public offering to cover the portion of the $151,900 dividend paid to stockholders that was in excess of earnings during the nine months ended September 30, 2019.

Note 2—Summary of significant accounting policies

The following is a summary of the significant accounting policies consistently applied in the preparation of the accompanying combined and consolidated financial statements.

Use of estimates

The preparation of combined and consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Key estimates and judgments relied upon in preparing these combined and consolidated financial statements include revenue recognition, allowance for doubtful accounts, depreciation of long-lived assets, internally developed software, amortization of intangible assets, and accounting for income taxes. The Company bases its estimates on historical experience and various other assumptions that the Company believes to be reasonable. Actual results could differ from these estimates.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

Cash and cash equivalents

Cash and cash equivalents consist of bank deposits. The Company holds cash and cash equivalents at major financial institutions, which often exceed Federal Deposit Insurance Corporation insured limits. Historically, the Company has not experienced any losses due to such bank depository concentration.

Accounts receivable and allowance for doubtful accounts

Accounts receivable is primarily comprised of amounts owed to the Company resulting from fees due from franchisees. The Company evaluates its accounts receivable on an ongoing basis and establishes an allowance for doubtful accounts based on historical collections and specific review of outstanding accounts receivable. Accounts receivable are written off as uncollectible when it is determined that further collection efforts will be unsuccessful.

The change in allowance for doubtful accounts is as follows:

	For the year ended December 31,
	2018	2017
Balance at beginning of year	$518	$39
Provisions for bad debts, included in selling, general and administrative	1,340	633
Uncollectible receivables written off	(306)	(154)

Balance at end of year	$1,552	$518

None of the Company’s customers accounted for more than 10% of accounts receivable or the Company’s revenues as of and for the years ended December 31, 2018 and 2017.

Inventories

Inventory is carried at the lower of cost or net realizable value. Inventory primarily consists of finished goods such as merchandise and equipment. The first-in, first-out method is used to determine the cost of inventories held for sale to franchisees. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further charges may be required.

Property and equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over its related estimated useful life—refer to Note 3 for useful lives of property and equipment. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Maintenance and repair costs are expensed in the period incurred. Expenditures for purchases and improvements that extend the useful lives of property and equipment are capitalized and depreciated over the term of the lease or useful life of the equipment. Upon sale or retirement, the asset cost and related accumulated depreciation are removed from the respective accounts, and any related gain or loss is reflected in selling, general and administrative expenses in the combined and consolidated statements of operations and comprehensive income (loss).

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

Intangible assets

Intangible assets consist of internal-use software and trademarks.

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350-40, Internal-Use Software, the Company capitalizes costs associated with software developed or obtained for internal use when the preliminary project stage is completed. These capitalized costs are included in intangible assets and include third party cost of services procured in developing or obtaining internal-use software and personnel and related expenses for employees who are directly associated with and who devote time to internal-use software projects. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Software development costs are amortized to selling, general and administrative expenses using the straight-line method over an estimated useful life of three years commencing when the software development project is ready for its intended use. Amounts related to software development that are not capitalized are charged immediately to selling, general and administrative expenses in the combined and consolidated statements of operations and comprehensive income.

The recoverability of software development costs capitalized under ASC 350-40 is evaluated in accordance with the methodology noted within the “Impairment of long-lived assets, including intangible assets” section below. When, in management’s estimate, future cash flows will not be sufficient to recover previously capitalized costs, the Company expenses these capitalized costs to selling, general and administrative expenses in the period such a determination is made.

Trademarks have an indefinite life and are not amortized, but are reviewed annually for impairment or more frequently if impairment indicators arise, as described below.

Impairment of long-lived assets, including intangible assets

The Company assesses potential impairment of its long-lived assets, which include property and equipment, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment charges recorded on long-lived assets during the years ended December 31, 2018 and 2017.

The Company evaluates its indefinite-lived intangible asset (trademark) to determine whether current events and circumstances continue to support an indefinite useful life. In addition, the Company’s indefinite-lived intangible asset is tested for impairment annually. The indefinite-lived intangible asset impairment test consists of a comparison of the fair value of each asset with its carrying value, with any excess of carrying value over fair value being recognized as an impairment loss. The Company is also permitted to make a qualitative assessment of whether it is more likely than not an indefinite-lived intangible asset’s fair value is less than its carrying value prior to applying the quantitative assessment. If based on the Company’s qualitative assessment it is more likely than not that the carrying value of the asset is less than its fair value, then a quantitative assessment may be required. The Company also tests for impairment whenever events or circumstances indicate that the fair value of such indefinite-lived intangible asset has been impaired. No impairment of our indefinite-lived intangible asset was recorded during the years ended December 31, 2018 and 2017.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

Accounts payable and accrued expenses

As of December 31, 2018, one vendor exceeded 10% of total accounts payable and accrued expenses and accounted for approximately 11% of total accounts payable and accrued expenses. As of December 31, 2017, one vendor exceeded 10% of total accounts payable and accrued expenses and accounted for approximately 10% of total accounts payable and accrued expenses. The Company purchases substantially all of its gym equipment from a single supplier.

Loans to directors

During the years ended December 31, 2018 and 2017, the Company (inclusive of the F45 Predecessor Entities) had an arrangement to extend loans to certain Existing Stockholders that are executive officers and directors of the Company for various purposes. The loans are non-interest bearing and are expected to be repaid in full or netted against future distributions that the individuals would otherwise realize through an exit event or ordinary distributions from the business in the future. As of December 31, 2018 and 2017, there were $22,661 and $10,118 in outstanding loans to directors, respectively. The Company has presented the outstanding loans to directors as of December 31, 2018 and 2017 as contra-equity in the combined and consolidated balance sheets due to the nature of the individuals’ relationships with the Company.

Leases

The Company recognizes rent expense related to leased office and operating space on a straight-line basis over the term of the lease. During the years ended December 31, 2018 and 2017, the rent expense was $211 and $241, respectively, and recorded in selling, general and administrative expenses in the combined and consolidated statements of operations and comprehensive income.

Revenue from contracts with customers

The Company’s contracts with customers are typically comprised of multiple performance obligations, including exclusive franchise rights to access our intellectual property to operate an F45 Training-branded fitness facility in a specific territory (franchise agreements), a material right related to discounted renewals of the franchise agreements (both reflected in franchise revenue in the combined and consolidated statements of operations and comprehensive income (loss)), and equipment and merchandise. Taxes collected from customers and remitted to government authorities are recorded on a net basis.

Franchise revenue

The Company’s primary performance obligation under the franchise agreement is granting certain exclusive rights to access the Company’s intellectual property to operate an F45 Training-branded fitness facility in a defined territory. This performance obligation is a right to access our intellectual property, which is satisfied ratably over the term of the franchise agreement. Renewal fees are generally recognized over the renewal term for the respective agreement from the start of the renewal period. Transfer fees are recognized over the remaining term of the franchise agreement beginning at the time of transfer.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

Franchise agreements generally consist of an obligation to grant exclusive rights over a defined territory and may include options to renew the agreement. Earlier franchise agreements had an initial term of three years while more recent agreements have an initial term of five years. With the Company’s approval, a franchisee may transfer a franchise agreement to a new or existing franchisee, at which point a transfer fee is paid. The Company’s arrangements have no financing elements as there is no difference between the promised consideration and the cash selling price. Additionally, the Company has assessed that a significant amount of the costs incurred under the contract to perform are incurred up-front.

Franchise revenue consists primarily of upfront establishment fees, monthly franchise fees and other franchise-related fees. The upfront establishment fee is payable by the franchisee upon signing a new franchise agreement and monthly franchise and related fees are payable throughout the term of the franchise license.

Discounted franchise agreement renewal fees

The Company’s franchise agreements may include discounted renewal options allowing franchisees to renew at no cost or at a reduction of the initial upfront establishment fee. The resulting discount in fees at renewal provides a material right to franchisees. The Company’s obligation to provide future discounted renewals to franchisees are accounted for as separate performance obligations. The value of these material rights related to the future discount was determined by reference to the estimated franchise agreement term, which has been estimated to be 10 years, and related estimated transaction price. The estimated transaction price allocated to the franchise agreements is recognized as revenue over the estimated contract term of 10 years, which gives recognition to the renewal option containing a material right. At the end of the initial contract term, any unrecognized transaction price would be recognized during the renewal term, if exercised, or when renewal option expires, if unexercised.

Equipment and merchandise revenue

The Company requires its franchisees to purchase fitness and technology equipment directly from the Company and payment is required to be made prior to the placement of the franchisees’ orders. Revenue is recognized upon transfer of control of ordered items, generally upon delivery to the franchisee, which is when the franchisee obtains physical possession of the goods, legal title has transferred, and the franchisee has all risks and rewards of ownership. The franchisees are charged for all freight costs incurred for the delivery of equipment. Freight revenue is recorded within equipment and merchandise revenue and freight costs are recorded within cost of equipment and merchandise revenue.

The Company is the principal in a majority of its equipment revenue transactions as the Company controls its proprietary equipment prior to delivery to the franchisee, has pricing discretion over the goods, and has primary responsibility to fulfill the franchisee order through its direct third-party vendor.

The Company is the agent in a limited number of equipment and merchandise revenue transactions where the franchisee interacts directly with third-party vendors for which the Company receives a rebate on sales directly from the vendor.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

Allocation of transaction price

The Company’s contracts include multiple performance obligations—typically the franchise license, equipment and material rights for discounted renewal fees. Judgment is required to determine the standalone selling price for these performance obligations. The Company does not sell the franchise license or World Pack equipment on a stand-alone basis (our contracts with customers almost always include both performance obligations), as such the standalone selling price of the performance obligations are not directly observable on a stand-alone basis. Accordingly, the Company estimates the standalone selling prices using available information including the prices charged for each performance obligation within its contracts with customers in the relevant geographies and market conditions. Individual standalone selling prices are estimated for each geographic location, primarily the United States and Australia, due to the unique market conditions of those performance obligations in each region.

Deferred costs

Deferred costs consist of incremental costs to obtain (e.g., commissions) and fulfill (e.g., payroll costs) a contract with a franchisee. Both the incremental costs to obtain and fulfill a contract with a franchisee are capitalized and amortized on a straight-line basis over the expected period if the Company expects to recover those costs. As of December 31, 2018 and 2017, the Company had $5,664 and $3,394 of deferred costs to obtain and fulfill contracts with franchisees, respectively. During the years ended December 31, 2018 and 2017, the Company recognized $527 and $292 in amortization of these deferred costs, respectively. The amortization of these costs is included in selling, general and administrative expenses for costs to obtain a contract and cost of franchise revenue for costs to fulfill a contract in the combined and consolidated statements of operations and comprehensive income.

Advertising

Advertising and marketing costs are expensed as incurred. For the years ended December 31, 2018 and 2017, advertising expenses included in selling, general and administrative expenses totaled $1,971 and $1,257, respectively.

Income taxes

The Company uses the asset and liability method to account for income taxes as prescribed by ASC 740, Income Taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates in the period during which they are signed into law. Under ASC 740, a valuation allowance is required when it is more likely than not that all or some portion of the deferred tax assets will not be realized due to the inability to generate sufficient future taxable income of the appropriate character. The factors used to assess the ability to realize its deferred tax assets are forecast of future taxable income and prudent and feasible tax planning strategies.

Tax benefits from uncertain tax positions are recognized if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

position. The tax benefits recognized from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits are recognized within the provision for income taxes.

Foreign currency

The functional currency for the Company is the U.S. Dollar. The Company has determined all other international subsidiaries’ functional currencies is the local currency. The assets and liabilities of the international subsidiaries are translated at exchange rates in effect at the balance sheet date while income and expense amounts are translated at average exchange rates during the period. The resulting foreign currency translation adjustments are disclosed as a separate component of other comprehensive income. Transaction gains or losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other expense, net in the combined and consolidated statements of operations and comprehensive income.

Basic and diluted earnings per share

Basic earnings per share (“EPS”) is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock and potentially dilutive securities outstanding during the period. During the years ended December 31, 2018 and 2017, the Company did not have any potentially dilutive securities issued and outstanding, and as a result, the basic and diluted earnings per share were the same.

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows:

•	Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, accounts receivable, and accounts payable, as reflected in the combined and consolidated balance sheets, approximate fair value because of the

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

short-term maturity of these instruments. These estimated fair values may not be representative of actual values of the financial instruments that could have been realized or that will be realized in the future.

Recent accounting pronouncements

Under the Jumpstart Our Business Startups Act (“JOBS Act”), the Company meets the definition of an emerging growth company (“EGC”). The Company has elected to take advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

Recently issued accounting pronouncements

In October 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities (“ASU 2018-17”). ASU No. 2018-17 amends the guidance for determining whether a decision-making fee is a variable interest and requires organizations to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. ASU 2018-17 is effective for the Company for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact of the guidance; however, the Company does not believe that adoption of ASU 2018-17 will materially impact its combined and consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU 2018-02”), which allows companies to reclassify stranded tax effects resulting from the 2017 Tax Cuts (the “Tax Act”) and JOBS Act, from accumulated other comprehensive income to retained earnings. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted, and can be applied retrospectively for each period in which the effect of the Tax Act is recognized or in the period of adoption. The Company is currently evaluating the impact of the guidance; however, the Company does not believe that adoption of 2018-02 will materially impact its combined and consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-4, Simplifying the Test for Goodwill Impairment. This guidance eliminates the requirement to calculate the implied fair value, essentially eliminating step two from the goodwill impairment test. The new standard requires goodwill impairment to be based upon the results of step one of the impairment test, which is defined as the excess of the carrying value of a reporting unit over its fair value. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. This guidance will be effective for fiscal years beginning after December 15, 2019, including interim periods within that year. This new guidance is not expected to have a material impact on the Company’s combined and consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses (“ASU 2018-19”) that clarifies the scope of the standard in the amendments in ASU 2016-13.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

The guidance changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The guidance replaces the current ‘incurred loss’ model with an ‘expected loss’ approach. ASU 2016-13 will be applied as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact that the guidance will have on its combined and consolidated financial statements.

In February 2016, the FASB established Topic 842, Leases (“Topic 842”), by issuing ASU No. 2016-02, Leases (“ASU 2016-02”). Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. This guidance is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new guidance requires lessees to recognize the assets and liabilities on the balance sheet for the rights and obligations created by leases with lease terms of more than 12 months, amends various other aspects of accounting for leases by lessees and lessors, and requires enhanced disclosures. Leases will be classified as finance or operating, with the classification affecting the pattern and classification of expense recognition within the income statement. This ASU is effective for the Company for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. While the Company is currently evaluating the impact of adopting ASU 2016-02, the Company expects to recognize right-of-use assets and lease liabilities on its combined and consolidated balance sheets. The standard is not expected to have a material impact to the combined and consolidated statements of operations and comprehensive income and statements of cash flows.

Recently adopted accounting pronouncements

On January 1, 2018, the Company early adopted ASU No. 2014-09, “Revenue from contracts with Customers (Topic 606)” using the full retrospective approach, and applied this guidance to all contracts as discussed within the “Revenue from contracts with customers” section above. This new standard requires companies identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time based on when control of goods and services transfers to a customer. In addition, it requires companies to determine the transaction price for a contract, which is the price used to recognize revenue as well as the amount of consideration companies expect to collect from its customers in exchange for the promised goods or services in the contract. The adoption of this new standard deferred the timing of franchise fee recognition on a straight-line basis over the expected period of benefit, which has been determined to be 10 years, and changed the timing of equipment and merchandise revenues from shipping point to delivery.

The FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, in August 2016. This guidance is intended to reduce diversity in practice of the classification of certain cash receipts and cash payments. This guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within that year. The Company adopted the guidance as of January 1, 2018, on a prospective basis, noting no material impact on its combined and consolidated financial statements.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

Note 3—Property and equipment, net

Property, equipment and leasehold improvements, net, consists of the following as of December 31, 2018 and 2017:

	Estimated useful life	As of December 31,
		2018	2017
	(years)
Vehicles	5	$38	$38
Furniture and fixtures	7	65	53
Office and other equipment	5	325	180
Leasehold improvements	Lesser of lease term or useful life	161	-

		589	271
Less accumulated depreciation		(133)	(45)

Total property and equipment, net		$456	$226

Depreciation expense related to property and equipment was $91 and $38 for the years ended December 31, 2018 and 2017, respectively, and was recorded in selling, general and administrative expenses in the combined and consolidated statements of operations and comprehensive income.

Note 4—Intangible assets

The following table summarizes the useful lives and carrying values of intangible assets, including internal-use software:

		As of December 31, 2018			As of December 31, 2017
	Useful life	Gross value	Accumulated amortization	Net value	Gross value	Accumulated amortization	Net value
	(years)
Internal-use software	3	$849	$253	$596	$431	$51	$380
Trademarks		231		231	96		96

Total intangible assets, net		$1,080	$253	$827	$527	$51	$476

The amortization of intangible assets was $218 and $50 for the years ended December 31, 2018 and 2017, respectively, and was recorded in selling, general and administrative expenses in the combined and consolidated statements of operations and comprehensive income. The weighted average remaining life of internal-use software was 1.9 years and 1.7 years as of December 31, 2018 and 2017, respectively.

As of December 31, 2018, the expected amortization of intangible assets for future periods, excluding those assets not yet placed in service as of December 31, 2018, is as follows:

Year ending December 31,	Future amortization
2019	$283
2020	237
2021	76
Thereafter	-

Total	$596

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

Note 5—Deferred revenue

Deferred revenue results from establishment fees paid by franchisees at the outset of the contract term and the value of material rights related to discounted renewal options as well as equipment fees paid by franchisees prior to the transfer of the equipment. The following table reflects the change in deferred revenue from January 1, 2017 to December 31, 2018.

Deferred revenue
Balance at January 1, 2017	$5,827
Revenue recognized	(4,394)
Increase	16,836

Balance at December 31, 2017	$18,269

Revenue recognized	(14,108)
Increase	13,378

Balance at December 31, 2018	$17,539

Deferred revenue expected to be recognized within one year from the balance sheet date is classified as current, and the remaining balance is classified as noncurrent. Transaction price allocated to remaining performance obligations represents contracted franchise and equipment revenue that has not yet been recognized, which includes deferred revenue that will be invoiced and recognized as revenue in future periods. Contracted not recognized revenue was $123,360 as of December 31, 2018, of which we expect to recognize approximately 36% of the revenue over the next 12 months and the remainder thereafter.

Note 6—Income taxes

Income (loss) from continuing operations before income taxes includes the following components:

	For the year ended December 31,
	2018	2017
United States	$5,961	$(2,871)
Foreign	13,069	3,535

	19,030	664

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

The following table summarizes the components of the provision (benefit) for income taxes:

	For the year ended December 31,
	2018	2017
Current
Federal	$2,205	$(237)
State	498	22
Foreign	3,897	1,272

Total Current	6,600	1,057

Deferred
Federal	(458)	(300)
State	(88)	(67)
Foreign	184	(84)

Total Deferred	(362)	(451)

Total	$6,238	$606

A reconciliation of income tax expense (benefit) computed at the statutory U.S. federal income tax rate to the effective income tax rate is as follows:

	For the year ended December 31,
	2018	2017
Federal income tax expense	21.0%	35.0%
State income tax expense, net of federal tax effect	1.3%	(7.3)%
Permanent differences	0.9%	5.8%
Foreign rate differencial	3.0%	(34.6)%
Other adjustments	0.0%	0.0%
Prior period provision to return adjustments	0.0%	0.3%
Unrecognized tax benefits	6.0%	33.9%
Income tax reform	0.0%	40.0%
Valuation allowance	0.6%	18.2%

	32.8%	91.3%

On December 22, 2017, the U.S. government enacted the Tax Act. Broad and complex changes to the U.S. tax code were made in the Tax Act, including, but not limited to, reducing the U.S. federal corporate tax rate from 35 percent to 21 percent; creating a new limitation on deductible interest expense; and changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

Upon the enactment of the Tax Act in 2017, the Company recorded a remeasurement of its deferred income tax assets of $266.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

The significant components of the Company’s deferred taxes are comprised of the following:

	As of December 31,
	2018	2017
Accrued expenses	$340	$255
Deferred revenue	653	249
Net operating loss	222	223
Property and equipment	(55)	(47)
Less: valuation allowance	(222)	(114)

Total net deferred tax assets (liabilities)	$938	$566

Deferred tax assets are reduced by valuation allowances to the extent they are not more-likely-than-not to be realized.

Based on the Company’s analysis, there was sufficient evidence, including projections of future taxable income, to conclude most of the deferred tax assets are more likely than not to be realized as of December 31, 2018 and 2017. The Company recorded $222 and $114 of valuation allowances against deferred tax assets related to net operating losses of one of its U.S. subsidiaries as of December 31, 2018 and 2017, respectively. The net increase (decrease) in the valuation allowance for deferred tax assets was $108 and $114 for the years ended December 31, 2018 and 2017, respectively.

A portion of the U.S. federal and state net operating loss carryforwards expire in 2027 and the remainder have an indefinite life. As of December 31, 2018 and 2017, federal and state income tax net operating loss carryforwards were $914 and $914, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the years ended December 31,
	2018	2017
Beginning balance	$225	$-
Gross decreases—tax positions in prior periods	(19)	-
Gross increases—tax position in current period	1,147	225

Ending balance	$1,353	$225

The total amount of unrecognized tax benefits was $1,353 and $225 at December 31, 2018 and 2017, respectively, and relates to transfer pricing. The amount of tax benefits that, if recognized, would impact the effective tax rate was $1,353 and $225 at December 31, 2018 and 2017, respectively. Although it is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next 12 months the Company does not anticipate any significant changes.

No interest and penalties were recorded at December 31, 2018 and 2017.

The Company files income tax returns in the U.S., Australia and other foreign jurisdictions. All of the Company’s tax years remain open for examination.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

Note 7—Related party transactions

The Company has a management service agreement with Group Training, LLC and its subsidiaries (collectively “Group Training”) under which the Company provides operational and administrative support services to Group Training. Group Training is owned by certain Existing Stockholders that are executive officers and directors of the Company, through which, they operate 10 F45 studios in the United States and one in Australia. As of December 31, 2018 and 2017, the Company had receivables related to fees under this management service agreement of $205 and $0, respectively.

During the years ended December 31, 2018 and 2017, the Company also recognized franchise, equipment and merchandise revenue of $241 and $330, respectively, from studios owned by Group Training. As of December 31, 2018 and 2017, the Company had outstanding receivables from these studios of $190 and $12, respectively. With respect to these transactions, the Company has presented the revenue recognized during these periods in franchise revenue and equipment and merchandise revenue and the related expenses in selling, general and administrative expenses in the combined and consolidated statements of operations and comprehensive income.

In addition, during the year ended December 31, 2018, certain Existing Stockholders that were executive officers and directors of the Company personally guaranteed $167 in aggregate total lease payments over approximately two years for a studio owned by a subsidiary of Group Training. During the same year, the Company extended an additional advance of $63 to Group Training. As of December 31, 2018, this amount is presented as due from related parties on the combined and consolidated balance sheets.

During the years ended December 31, 2018 and 2017, the Company incurred expenses totaling $678 and $508, respectively, in connection with purchases of apparel and merchandise from a third-party vendor that was owned by immediate family members of an Existing Stockholder, executive officer and director of the Company. As of December 31, 2018 and 2017, the Company had outstanding payables to the third-party vendor of $14 and $0, respectively. The Company has presented the expenses incurred during these periods and the outstanding payables at the end of these periods in related party expenses and accounts payable, related parties in the combined and consolidated statements of operations and comprehensive income and the combined and consolidated balance sheets, respectively.

During the years ended December 31, 2018 and 2017, the Company incurred expenses totaling $2,223 and $0, respectively, in connection with marketing services provided to its franchisees from a third-party vendor that was owned by certain Existing Stockholders that are executive officers and directors of the Company. As of December 31, 2018 and 2017, the Company had no outstanding payables to the third-party vendor. The Company has presented the expenses incurred during these periods in cost of franchise revenue in the combined and consolidated statements of operations and comprehensive income.

During the years ended December 31, 2018 and 2017, the Company incurred expenses totaling $12 and $34, respectively, in connection with administrative and back-office support services being provided to certain of the Company’s operating entities from a third-party vendor that was owned by a director of the Company. As of December 31, 2018 and 2017, the Company had outstanding payables to the third-party vendor of $0 and $8, respectively. The Company has presented the expenses

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

incurred during these periods and the outstanding payables at the end of these periods in selling, general and administrative expenses and accounts payable and accrued expenses in the combined and consolidated statements of operations and comprehensive income and the combined and consolidated balance sheets. The individual that owns this third-party vendor ceased serving as a director of the Company on February 11, 2019.

During the years ended December 31, 2018 and 2017, the Company recognized franchise revenue and equipment and merchandise revenue totaling $91 and $75, respectively, from five studios owned by employees. As of December 31, 2018 and 2017, the Company had no receivables related to this revenue.

During the year ended December 31, 2017, the Company (inclusive of the F45 Predecessor Entities) forgave loans previously extended to an entity owned by certain Existing Stockholders that are executive officers and directors of the Company. The loans were non-interest bearing, and the related expense of $151 was recorded in selling, general and administrative expenses in the combined and consolidated statement of operations and comprehensive income for the year ended December 31, 2017.

During the years ended December 31, 2018 and 2017, the Company recognized franchise revenue and equipment and merchandise revenue of $20 and less than $1, respectively, from studios owned by entities in which certain Existing Stockholders are executive officers and directors of the Company. As of December 31, 2018 and 2017, the Company had outstanding receivables from these studios of less than $1. With respect to these transactions, the Company has presented the revenue recognized during these periods in franchise revenue and equipment and merchandise revenue and the related expenses in selling, general and administrative expenses in the combined and consolidated statements of operations and comprehensive income.

During the years ended December 31, 2018 and 2017, the Company recognized franchise revenue and equipment and merchandise revenue of $66 and $1, respectively, from studios owned by an entity in which an Existing Stockholder that is an executive officer and director of the Company holds a 10% ownership interest. As of December 31, 2018 and 2017, the Company had outstanding receivables from these studios of $13 and $0, respectively. With respect to these transactions, the Company has presented the revenue recognized during these periods in franchise revenue and equipment and merchandise revenue and the related expenses in selling, general and administrative expenses in the combined and consolidated statements of operations and comprehensive income.

During the years ended December 31, 2018 and 2017, the Company incurred expenses totaling $2,163 and $11, respectively, in connection with certain shipping and logistic services from a third-party vendor that was owned by an immediate family member of an executive officer of the Company. As of December 31, 2018 and 2017, the Company had $126 and $179 of outstanding payables to the third-party vendor. The Company has presented the expenses incurred during these periods in cost of equipment and merchandise revenue in the combined and consolidated statements of operations and comprehensive income.

During the year ended December 31, 2018, certain Existing Stockholders that are executive officers and directors of the Company personally guaranteed $124, in aggregate total lease payments over approximately two years for the use of certain property in Paddington, Australia for the Company’s Australian franchise operations.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

Related party franchise arrangements were transacted at arm’s length pricing with standard contractual terms.

Note 8—Commitments and contingencies

Litigation

Various legal actions and claims which have arisen in the normal course of business may be pending against the Company from time to time. The Company is not currently aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company’s results of operations or financial condition.

On December 17, 2015, the F45 Predecessor Entities entered into a marketing agreement (the “IMG Agreement”) with IMG College, LLC (“IMG”). During the year ended December 31, 2016, the F45 Predecessor Entities terminated the IMG Agreement and alleged that IMG had breached the IMG Agreement or procured it by fraud. On February 14, 2017, IMG filed a complaint for payment against the F45 Predecessor Entities in the state court in New Castle County. This matter was settled during the year ended December 31, 2018 for $1,250. This amount was originally accrued during the year ended December 31, 2016 and as of December 31, 2017, was included in accounts payable and accrued expenses in the combined and consolidated balance sheet.

On November 29, 2017, a franchisee filed a suit against the Company alleging violation of the Franchise Disclosure Act and similar state laws. On September 4, 2018, Group Training, a related party, settled on the Company’s behalf, with the franchisee for $232 in exchange for acquiring the rights to the franchisee’s studio.

Lease commitments

The Company leases three office buildings in the United States and other international locations. Future minimum lease payments, which include non-cancelable operating leases at December 31, 2018, are as follows:

Year ending December 31,	Operating Leases
2019	$131
2020	56
Thereafter	-

Total minimum lease payments	$187

Rent expense for all operating leases was $211 and $241 for the years ended December 31, 2018 and 2017, respectively.

Note 9—Stockholders’ Equity

As described in Note 1—Nature of the business and basis of presentation, prior to the Reorganization, the F45 Predecessor Entities consisted of legal entities, each with their own capital structures, that consisted of common stock with parri passu voting and dividend rights. The F45 Predecessor Entities (and their respective stockholders’ equity accounts) have been combined for the purposes of preparing these combined and consolidated financial statements.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

As part of the Reorganization, the common stock held by the Existing Stockholders in the F45 Predecessor Entities was exchanged for one class of common stock of the Company proportionate to their respective ownership interests in the F45 Predecessor Entities. The Company’s common stock has pari passu voting and dividend rights and no other unique terms or preferences.

Note 10—Segment and geographic area information

The Company’s operating segments are significant strategic business units that align its products and services with how it manages its business, approach the markets and interacts with its franchisees. F45 is organized by geographic region based on the Company’s strategy to become a globally recognized brand. F45 has three reportable segments: United States, Australia, and the Rest of World. The Company refers to “Australia” as the operations in Australia, New Zealand and the immediately surrounding island nations. The Company refers to “Rest of World” as the operations in locations other than the United States and Australia. The Company’s Chief Operating Decision Maker (“CODM”) group is comprised of two executive officers and directors of the Company, Messrs. Adam Gilchrist and Rob Deutsch. Segment information is presented in the same manner that the Company’s CODM reviews the operating results in assessing performance and allocating resources. The CODM reviews revenue and gross profit for each of the reportable segments. Gross profit is defined as revenue less cost of revenue incurred by the segment.

The Company does not allocate assets at the reportable segment level as these are managed on an entity wide group basis.

The following is key financial information by reportable segment which is used by management in evaluating performance and allocating resources:

	For the year ended December 31, 2018
	Revenue	Cost of revenue	Gross profit
United States:
Franchise	$11,442	$4,079	$7,363
Equipment and merchandise	14,798	7,362	7,436

	$26,240	$11,441	$14,799

Australia:
Franchise	$9,475	$240	$9,235
Equipment and merchandise	9,736	7,253	2,483

	$19,211	$7,493	$11,718

Rest of World:
Franchise	$3,437	$235	$3,202
Equipment and merchandise	8,867	3,907	4,960

	$12,304	$4,142	$8,162

Consolidated
Franchise	$24,354	$4,554	$19,800
Equipment and merchandise	33,401	18,522	14,879

	$57,755	$23,076	$34,679

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

	For the year ended December 31, 2017
	Revenue	Cost of revenue	Gross profit
United States:
Franchise	$2,493	$1,051	$1,442
Equipment and merchandise	4,086	2,654	1,432

	$6,579	$3,705	$2,874

Australia:
Franchise	$7,718	$285	$7,433
Equipment and merchandise	7,352	6,824	528

	$15,070	$7,109	$7,961

Rest of World:
Franchise	$1,834	$6	$1,828
Equipment and merchandise	2,013	1,349	664

	$3,847	$1,355	$2,492

Consolidated
Franchise	$12,045	$1,342	$10,703
Equipment and merchandise	13,451	10,827	2,624

	$25,496	$12,169	$13,327

Selling, general and administrative expenses, other expenses, and taxes are not allocated to individual segments as these are managed on an entity wide group basis. The reconciliation between reportable segment gross profit to combined and consolidated net income is as follows:

	For the year ended December 31,
	2018	2017
Segment gross profit	$34,679	$13,327
Selling, general and administrative expense	15,428	12,387
Other expense, net	221	276
Provision for income taxes	6,238	606

Net income	$12,792	$58

As of December 31, 2018 and 2017, the Company’s long-lived asset balances were not significant.

Note 11—Unaudited pro forma earnings per share

The unaudited pro forma earnings per share for the year ended December 31, 2018 reflects the following:

•

the addition of shares in the denominator based on the sale of             shares at the initial public offering price of $         per share, generating proceeds necessary to cover the portion of the $151.9 million dividend paid to stockholders on                      that was in excess of the Company’s historical earnings.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted loss per share (in thousands, except share data):

	For the year ended December 31, 2018
Numerator:
Net income		$12,792

Denominator:
Basic:
Weighted average common shares outstanding—basic		29,000,000
Add: Common shares offered hereby to fund the dividend in excess of earnings

Pro forma weighted average common shares outstanding—basic

Diluted:
Pro forma weighted average common shares outstanding—diluted

Pro forma earnings per share
Basic and diluted	$

The common shares associated with the dividend in excess of earnings were assumed to have been issued as of January 1, 2018 and were considered outstanding for the entire period presented.

There were no antidilutive securities that were excluded from the calculation of pro forma earnings per share for the year ended December 31, 2018.

Note 12—Subsequent events

The Company has evaluated subsequent events from December 31, 2018 through September 24, 2019, the date on which the December 31, 2018 combined and consolidated financial statements were available for issuance, and has updated such evaluation through November 15, 2019, the date on which the retrospectively revised December 31, 2018 combined and consolidated financial statements were available for reissuance, and has determined that there are no subsequent events requiring adjustments to or disclosure in the combined and consolidated financial statements, other than as discussed below.

Transaction with MWIG LLC (“MWIG”)

On March 15, 2019, MWIG, a special purpose private investment fund vehicle led by FOD Capital LLC, a family office investment fund, and Mark Wahlberg, made a minority preferred investment in the Company. To facilitate this transaction, on March 12, 2019, F45 Training Holdings Inc. (“F45 Training Holdings”) was incorporated as a C-Corp in the State of Delaware as an ultimate holding company. On March 15, 2019, F45 Training Holdings, MWIG and Flyhalf Acquisition Company Pty Ltd, a newly incorporated wholly-owned, indirect subsidiary of F45 Training Holdings, entered into a Share Purchase Agreement with the Company and its Existing Stockholders pursuant to which F45 Training Holdings become the ultimate parent of the Company through Flyhalf Acquisition Company and another intermediate holding company. Upon the consummation of the transaction with MWIG, the Existing Stockholders and MWIG held 72.5% and 27.5% ownership interests, respectively, in F45

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars unless otherwise stated)

Training Holdings (and, indirectly, the underlying F45 Predecessor Entities, including the Company). This ownership percentage assumes the conversion of the MWIG preferred stock at its original issue conversion price and does not reflect the restricted stock units issued to Mark Wahlberg pursuant to the promotional agreement.

Forgiveness of loans to directors

In conjunction with the transaction with MWIG, the Company’s Board of Directors passed a resolution to forgive the $22,661 in outstanding related party loans to certain Existing Stockholders that are executive officers and directors of the Company. The forgiveness of the loans to directors resulted in the outstanding balance being written off and recognized as compensation expense during the three months ended March 31, 2019.

Other matters

In early 2019, the Company guaranteed $1,740 in aggregate total lease payments over 10 years for a franchisee’s studio lease in the State of California.

In early 2019, the Company extended a loan in the amount of $320 to enable an existing franchisee to acquire an additional F45 studio in Australia.

In early 2019, the Company ceased incurring expenses related to marketing services provided to its franchisees from the third-party vendor that was owned by certain Existing Stockholders that are executive officers and directors of the Company.

In early 2019, a member of the Board of Directors signed agreements to acquire three F45 studios in the United States. As of the date of these financial statements, the studios were not open. These franchise arrangements were transacted at arm’s length pricing with standard contractual terms.

On October 25, 2019, the Company entered into an interest rate swap contract (the “Swap Agreement”) with JP Morgan Chase Bank N.A. to fix the interest rate on the Term Facility over the life of the loan. The notional amount of the swap covers the entire $30,000 borrowings outstanding under the Term Facility. Under the terms of the Swap Agreement, the Term Facility, which formerly accrued interest at a rate of LIBOR plus 1.50%, will effectively accrue interest starting on the effective date (October 30, 2019) at a fixed rate of 1.741% on an annualized basis. The Company’s objective in executing the Swap Agreement is to hedge against periodic fluctuations in cash flows due to changes in the LIBOR rates. The Company is in the process of evaluating the accounting impact of this instrument.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars except share amounts)

	Unaudited
	Pro Forma September 30, 2019	September 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$	$11,118	$4,965
Accounts receivable, net		6,049	1,961
Due from related parties		270	515
Inventories		4,708	2,197
Deferred costs		1,004	657
Prepaid expenses		1,728	704
Other assets		2,288	713

Total current assets		27,165	11,712
Property and equipment, net		608	456
Deferred tax assets, net		3,554	938
Intangible assets, net		887	827
Deferred costs, net of current		7,619	5,007
Other long-term assets		187	182

Total assets	$	$40,020	$19,122

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$	$11,581	$4,365
Deferred revenue		8,007	5,998
Interest payable		50	-
Current portion of long-term debt		2,728	-
Income taxes payable		5,031	5,708

Total current liabilities		27,397	16,071
Deferred revenue, net of current		17,307	11,541
Long-term debt, net of current		38,947	-
Other long-term liabilities		3,637	-

Total liabilities		87,288	27,612
Commitments and contingencies (Note 9)
Convertible preferred stock, USD $0.0001 par value; no shares issued and outstanding pro forma, 11,000,000 shares issued and outstanding as of September 30, 2019, no shares issued and outstanding as of December 31, 2018 (Note 10)		110,000	-
Stockholders’ deficit
Common stock, USD $0.0001 par value; shares issued and outstanding pro forma and 29,000,000 shares issued and outstanding as of both September 30, 2019 and December 31, 2018		3	3
Additional paid-in capital		-	76
Accumulated other (loss) comprehensive income		(200)	268
Loans to directors		-	(22,661)
(Accumulated deficit) retained earnings		(157,071)	13,824

Total stockholders’ deficit		(157,268)	(8,490)

Total liabilities, convertible preferred stock and stockholders’ deficit	$	$40,020	$19,122

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(UNAUDITED)

(in thousands of U.S. dollars except share and per share amounts)

	Nine Months Ended September 30,
	2019		2018
Revenues:
Franchise (Related party: $184 and $156 for 2019 and 2018, respectively)		$28,765	$17,005
Equipment and merchandise (Related party: $0 and $177 for 2019 and 2018, respectively)		29,478	24,174

Total revenues		58,243	41,179
Costs and operating expenses:
Cost of franchise revenue (Related party: $0 and $1,231 for 2019 and 2018, respectively)		8,018	3,017
Cost of equipment and merchandise (Related party: $1,676 and $2,117 for 2019 and 2018, respectively)		16,049	14,619
Selling, general and administrative expenses (Related party: $0 and $12 for 2019 and 2018, respectively)		28,309	11,038
Forgiveness of loans to directors		22,263	-

Total costs and operating expenses		74,639	28,674
(Loss) income from operations		(16,396)	12,505
Other expense, net		660	301

(Loss) income before income taxes		(17,056)	12,204
Provision for income taxes		2,015	4,038

Net (loss) income		$(19,071)	$8,166

Other comprehensive (loss) income
Foreign currency translation adjustment, net of tax		(468)	562

Comprehensive (loss) income		$(19,539)	$8,728

Net (loss) earnings per share
Basic and diluted		$(0.66)	$0.28
Weighted average shares outstanding
Basic and diluted		29,000,000	29,000,000

Pro forma loss per share attributable to common stockholders
Basic and diluted	$

Pro forma weighted average common shares outstanding
Basic and diluted

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(UNAUDITED)

(in thousands of U.S. dollars except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Loans to directors	Retained earnings	Total Stockholders’ Deficit
	Shares	Amount
Balances at December 31, 2017	29,000,000	$3	$76	$(170)	$(10,118)	$1,032	$(9,177)
Net income	-	-	-	-	-	8,166	8,166
Issuance of loans to directors	-	-	-	-	(7,616)	-	(7,616)
Cumulative translation adjustment, net of tax	-	-	-	562	-	-	562

Balances at September 30, 2018	29,000,000	$3	$76	$392	$(17,734)	$9,198	$(8,065)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Loans to directors	Retained earnings (accumulated deficit)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2018	-	$-	29,000,000	$3	$76	$268	$(22,661)	$13,824	$(8,490)
Net loss	-	-	-	-	-	-	-	(19,071)	(19,071)
Issuance of convertible preferred shares	11,000,000	110,000	-	-	-	-	-	-	-
Dividends paid to existing stockholders	-	-	-	-	(76)	-	-	(151,824)	(151,900)
Issuance of loans to directors	-	-	-	-	-	-	(795)	-	(795)
Forgiveness of loans to directors	-	-	-	-	-	-	23,456	-	23,456
Cumulative translation adjustment, net of tax	-	-	-	-	-	(468)	-	-	(468)

Balances at September 30, 2019	11,000,000	$110,000	29,000,000	$3	$-	$(200)	$-	$(157,071)	$(157,268)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2019	2018
Cash flows from operating activities
Net (loss) income	$(19,071)	$8,166
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	68	60
Amortization of intangible assets	252	151
Amortization of deferred costs	642	368
Bad debt expense	1,356	902
Forgiveness of loans to directors	22,263	-
Deferred income taxes	(2,653)	108
Unrealized foreign currency transaction gains or losses	487	266
Changes in operating assets and liabilities:
Due from related parties	(191)	(196)
Accounts receivable	(4,147)	(994)
Inventories	(2,509)	117
Prepaid expenses	(1,136)	78
Other assets, current	(783)	196
Deferred costs	(3,713)	(2,123)
Other long-term assets	(10)	(70)
Accounts payable	3,921	(1,260)
Deferred revenue	8,047	463
Interest payable	50	-
Income tax payable	1,055	1,688
Other long-term liabilities	$3,637	-

Net cash provided by operating activities	$7,565	$7,920

Cash flows from investing activities
Purchases of property and equipment	(222)	(233)
Disposal of property and equipment	-	1
Purchases of intangible assets	(337)	(388)

Net cash used in investing activities	$(559)	$(620)

Cash flows from financing activities
Issuance of preferred stock	110,000	-
Issuance of loans to directors	(795)	(7,616)
Borrowings under term facility	30,000	-
Borrowings under revolving facility	11,900	-
Dividend repayment of Sellers Notes (Note 10)	(50,000)
Dividends paid to existing stockholders	(101,900)	-
Deferred financing costs	(225)	-
Deferred offering costs	(276)	-

Net cash used in financing activities	$(1,296)	$(7,616)

Effect of exchange rate changes on cash	443	(124)
Net increase (decrease) in cash	6,153	(440)
Cash at beginning of period	4,965	8,843
Cash at end of period	$11,118	$8,403

Supplemental disclosures of cash flow information
Income taxes paid	$2,128	$464

Supplemental disclosure of noncash financing and investing activities:
Property and equipment included in accounts payable and accrued expenses	$12	$2
Intangible assets included in accounts payable and accrued expenses	$1	$10
Issuance of Sellers Notes (Note 10)	$50,000	$-
Deferred offering costs included in accounts payable and accrued expenses	$822	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars unless otherwise stated)

Note 1—Nature of the business and basis of presentation

F45 Training Holdings Inc. (F45 Training Holdings, the “Company,” “F45,” “we,” “us” or “its”) was incorporated in the State of Delaware on March 12, 2019 as a C-Corp. The Company and its subsidiaries are engaged in franchising and licensing the F45 Training brand to fitness facilities in multiple countries across the globe.

Transaction with MWIG LLC (“MWIG”)

On March 15, 2019, MWIG, a special purpose private investment fund vehicle led by FOD Capital LLC, a family office investment fund, and Mark Wahlberg, made a minority preferred investment in the Company. On March 15, 2019, F45 Training Holdings, MWIG and Flyhalf Acquisition Company Pty Ltd, a newly incorporated wholly-owned, indirect subsidiary of F45 Training Holdings, entered into a Share Purchase Agreement with F45 Aus Hold Co Pty Ltd (“F45 Aus Hold Co”) and its existing stockholders pursuant to which F45 Training Holdings became the ultimate parent of F45 Aus Hold Co and its subsidiaries. Upon the consummation of the transaction with MWIG, the existing stockholders and MWIG held 72.5% and 27.5% ownership interests, respectively, in the Company and its wholly-owned subsidiaries. Those ownership percentages assume the conversion of the MWIG preferred stock at its original issue conversion price and do not reflect the restricted stock units issued to Mark Wahlberg pursuant to the promotional agreement. See Note 10—Convertible Preferred Stock and Stockholders’ Deficit for further discussion.

Pursuant to the Share Purchase Agreement and in return for acquiring 100% of the shares in F45 Aus Hold Co, F45 Training Holdings issued 29,000,000 shares of common stock to the existing stockholders of F45 Aus Hold Co proportionate to their relative ownership of the common stock of F45 Aus Hold Co and its wholly-owned subsidiaries. As a result of this transaction, there was no change in control. All references to shares in the unaudited condensed consolidated financial statements and the notes to the unaudited condensed consolidated financial statements, including but not limited to the number of shares and per share amounts, unless otherwise noted, have been adjusted to reflect the effects of the transaction and corresponding issuance of 29,000,000 shares of common stock as of the earliest period presented in the interim unaudited condensed consolidated financial statements.

Basis of Presentation

The interim financial information presented herein, prior to the transaction with MWIG, includes activity of F45 Aus Hold Co and its wholly-owned subsidiaries. Subsequent to the transaction with MWIG, the interim financial information presented herein includes the activity of the Company and its wholly-owned subsidiaries including F45 Aus Hold Co. All significant intercompany balances and transactions have been eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements and related notes to the unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. In accordance with such rules and regulations, certain information and accompanying note disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, although the Company believes the disclosures included herein are adequate to make the information presented not misleading. In the opinion of management, the accompanying unaudited condensed consolidated

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars unless otherwise stated)

financial statements reflect all normal recurring adjustments, which are considered necessary for the fair presentation of the financial position of the Company at September 30, 2019 and the results of operations for the interim periods represented. The operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2019.

These interim unaudited condensed consolidated financial statements should be read in conjunction with the audited combined and consolidated financial statements and notes thereto of the Company as of and for the years ended December 31, 2018 and 2017.

Unaudited Pro Forma Balance Sheet Information

The unaudited pro forma balance sheet information as of September 30, 2019 presents the Company’s stockholders’ deficit as though all of the Company’s convertible preferred stock outstanding, as described in Note 10, had converted into an aggregate of        shares of the Company’s common stock, at the applicable conversion prices immediately prior to, and condition upon, the closing of the initial public offering and the issuance of common stock upon the vesting and settlement of restricted stock units for which the performance and market condition will be satisfied in connection with an initial public offering.

Unaudited pro forma loss per share

The unaudited pro forma basic and diluted loss per share is computed to give effect to the conversion of the Company’s convertible preferred stock outstanding, the issuance of common stock upon the vesting and settlement of restricted stock units for which the performance and market condition will be satisfied in connection with an initial public offering and the assumption of shares issued in the initial public offering to cover the portion of the $151,900 dividend paid to stockholders that was in excess of earnings.

Note 2—Summary of significant accounting policies

There were no changes to the significant accounting policies or recent accounting pronouncements that were disclosed in Note 2, “Summary of significant accounting policies” to the audited combined and consolidated financial statements of the Company as of and for the years ended December 31, 2018 and 2017, other than as discussed below.

Use of estimates

The preparation of interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses for the reporting period.

Key estimates and judgments relied upon in preparing these interim consolidated financial statements include revenue recognition, allowance for doubtful accounts, depreciation of long-lived

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars unless otherwise stated)

assets, internally developed software, amortization of intangible assets and accounting for income taxes. The Company bases its estimates on historical experience and various other assumptions that the Company believes to be reasonable. Actual results could differ from these estimates.

Accounts receivable and allowance for doubtful accounts

Accounts receivable is primarily comprised of amounts owed to the Company resulting from fees due from franchisees. The Company evaluates its accounts receivable on an ongoing basis and establishes an allowance for doubtful accounts based on historical collections and specific review of outstanding accounts receivable. Accounts receivable are written off as uncollectible when it is determined that further collection efforts will be unsuccessful.

The change in allowance for doubtful accounts is as follows:

	For the Nine Months Ended September 30,
	2019	2018
Balance at beginning of period	$1,552	$518
Provisions for bad debts, included in selling, general and administrative	1,356	902
Uncollectible receivables written off	(493)	(245)

Balance at end of period	$2,415	$1,175

None of the Company’s customers accounted for more than 10% of accounts receivable as of September 30, 2019 and December 31, 2018. None of the Company’s customers accounted for more than 10% of the Company’s revenues for the nine months ended September 30, 2019 and 2018.

Deferred initial public offering costs

Deferred offering costs, which consist of direct incremental legal and accounting fees relating to the IPO, are capitalized. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of September 30, 2019, $1,098 of offering costs were deferred in other assets on the condensed consolidated balance sheets. No deferred offering costs were capitalized as of December 31, 2018.

Debt issuance costs

Debt issuance costs were incurred for arranging the Company’s revolving credit facility and term loan facility. These costs are presented within debt on the condensed consolidated balance sheet and accreted over the term of the related debt using the effective interest rate method.

Accounts payable and accrued expenses

None of the Company’s vendors exceeded 10% of total accounts payable and accrued expenses as of September 30, 2019. One vendor exceeded 10% of total accounts payable and accrued expenses as of December 31, 2018 and accounted for approximately 11% of total accounts payable and accrued expenses. The Company purchases substantially all of its studio equipment from a single supplier.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars unless otherwise stated)

Loans to directors

F45 Aus Hold Co had an arrangement to extend loans to certain existing stockholders that are executive officers and directors of the Company for various purposes. In conjunction with the transaction with MWIG, the Board of Directors passed a resolution to forgive the outstanding related party loans in full on March 15, 2019. The forgiveness of such loans resulted in the outstanding balance being written off and recorded as forgiveness of loans to directors in the condensed consolidated statements of operations and comprehensive (loss) income.

Stock-based compensation

Stock-based compensation cost is measured at the grant date, based on the fair value of the award. The Company estimates the fair value of stock-based payment awards subject to both performance and market conditions on the date of grant using a Monte Carlo simulation model. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation cost for awards whose vesting is subject to the occurrence of both a performance condition and market condition is recognized immediately at the time the performance condition is achieved, which is not expected to occur prior to the consummation of certain liquidity events described in Note 11.

Basic and diluted earnings per share

The Company computes (loss) earnings per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s convertible preferred stock are participating securities as preferred stock holders have rights to participate in dividends with the common stockholders on a pro-rata, as converted basis, from the date of issuance. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, the Company’s net loss for the nine months ended September 30, 2019 was not allocated to the Company’s participating securities, but rather has been allocated in its entirety to the Company’s common stock.

Basic (loss) earnings per share is computed by dividing net (loss) income available to common stockholders by the weighted average number of common stock outstanding during the period. Diluted (loss) earnings per share is computed by dividing net (loss) income available to common stockholders by the weighted average number of outstanding shares of common stock and, when dilutive, potential shares of common stock outstanding during the period. Potential shares of common stock consist of incremental shares issuable upon the assumed vesting of restricted stock units as well as the conversion of the Company’s convertible preferred stock.

Recent accounting pronouncements

Recently adopted accounting pronouncements

In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars unless otherwise stated)

the accounting for share-based payments to employees, with certain exceptions. The Company early adopted ASU 2018-07 on January 1, 2019, noting no material impact on its condensed consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which allows companies to reclassify stranded tax effects resulting from the 2017 Tax Cuts and JOBS Act from accumulated other comprehensive income to retained earnings. The Company adopted ASU 2018-02 on January 1, 2019, noting no material impact on its condensed consolidated financial statements.

Note 3—Property and equipment, net

Property, equipment and leasehold improvements, net, consists of the following as of September 30, 2019 and December 31, 2018:

		September 30,	December 31,
	Estimated useful life	2019	2018
	(years)
Vehicles	5	$42	$38
Furniture and fixtures	7	89	65
Office and other equipment	5	422	325
Leasehold improvements	Lesser of lease term or useful life	252	161

		805	589
Less accumulated depreciation		(197)	(133)

Total property and equipment, net		$608	$456

Depreciation expense related to property and equipment was $68 and $60 for the nine months ended September 30, 2019 and 2018, respectively, and was recorded in selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive (loss) income.

Note 4—Intangible assets

The following table summarizes the useful lives and carrying values of intangible assets, including internal-use software:

		As of September 30, 2019			As of December 31, 2018
	Useful life	Gross value	Accumulated amortization	Net value	Gross value	Accumulated amortization	Net value
	(in years)
Internal-use software	3	$1,119	$488	$631	$849	$253	$596
Trademarks		256	-	256	231	-	231

Total intangible assets, net		$1,375	$488	$887	$1,080	$253	$827

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars unless otherwise stated)

The amortization of intangible assets was $252 and $151 for the nine months ended September 30, 2019 and 2018, respectively, and was recorded in selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive (loss) income. The weighted average remaining life of internal-use software was 2.1 years as of September 30, 2019 and 1.9 years as of December 31, 2018.

As of September 30, 2019, the expected amortization of intangible assets for future periods, excluding those assets not yet placed in service as of September 30, 2019, was as follows:

Future amortization
Remainder of 2019	$93
2020	329
2021	174
2022	35
2023	-
Thereafter	-

Total	$631

Note 5—Deferred revenue

Deferred revenue results from establishment fees paid by franchisees at the outset of the contract term and the value of material rights related to discounted renewal options as well as equipment fees paid by franchisees prior to the delivery of the equipment. The following table reflects the change in deferred revenue during the nine months ended September 30, 2019 and 2018.

Deferred Revenue
Balance at December 31, 2018	$17,539
Revenue recognized	(10,957)
Increase	18,732

Balance at September 30, 2019	$25,314

Deferred Revenue
Balance at December 31, 2017	$18,269
Revenue recognized	(10,794)
Increase	10,540

Balance at September 30, 2018	$18,015

Deferred revenue expected to be recognized within one year from the balance sheet date is classified as current, and the remaining balance is classified as noncurrent. Transaction price allocated to remaining performance obligations represents contracted franchise and equipment revenue that has not yet been recognized, which includes deferred revenue that will be recognized as revenue in future

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars unless otherwise stated)

periods. Total contract revenues from franchisees yet to be recognized as revenue was $172,191 as of September 30, 2019, of which we expect to recognize approximately 21% of the revenue over the next 12 months and the remainder thereafter.

Note 6—Debt

The Company entered into a senior Secured Credit Agreement, dated as of September 18, 2019 (the “Secured Credit Agreement”), with JPMorgan Chase Bank, N.A., as Administrative Agent, Australian Security Trustee, Lender, Swingline Lender and Issuing Bank, consisting of a $20,000 revolving credit facility (the “Revolving Facility”) and a $30,000 term loan facility (the “Term Facility”). Initial borrowings of $30,000 from the Term Facility and $11,900 of the availability under the Revolving Facility were used to repay, in full, amounts due to common stockholders as a result of the MWIG transaction. See Note 10—Convertible Preferred Stock and Stockholders’ Deficit for further discussion. The remaining availability under the Revolving Facility may be drawn and used for general corporate purposes. The obligations under the Secured Credit Agreement are guaranteed by certain operating subsidiaries of the Company and secured by a majority of the Company’s assets. The maturity date of the credit facility is September 18, 2022. The Revolving Facility may be prepaid and terminated by the Company at any time without premium or penalty (subject to customary LIBOR breakage fees).

The Term Facility bears interest at floating rate of LIBOR plus 1.5 percent. The outstanding balance of the Term Facility as of September 30, 2019 was $30,000. The Term Facility principal and interest payments are due quarterly in accordance with an amortization schedule with a maturity date of September 18, 2022.

The Revolving Facility bears interest at a floating rate of LIBOR plus 1.5 percent. The outstanding balance and remaining availability of the Revolving Facility as of September 30, 2019 was $11,900 and $8,100, respectively.

The terms of the Secured Credit Agreement require that the Company not permit the Fixed Charge Coverage Ratio, as defined within the Secured Credit Agreement, for any period of four consecutive fiscal quarters to be less than 1.25 to 1.00. The Company is also required to maintain a Total Leverage Ratio, as defined within the Secured Credit Agreement, for any period of four consecutive fiscal quarters of less than 2.00 to 1.00. The Secured Credit Agreement also contains other customary non-financial covenants. As of September 30, 2019, the Company was in compliance with its covenants.

Interest expense recorded on the Term and Revolving Facilities was $50 for the nine months ended September 30, 2019.

Note 7—Income taxes

For interim reporting periods, the Company’s provision for income taxes is calculated using its annualized estimated effective tax rate for the year. This rate is based on its estimated full-year income and the related income tax expense for each jurisdiction in which the Company operates. Changes in the geographical mix, permanent differences or the estimated level of annual pre-tax income can affect the effective tax rate. This rate is adjusted for the effects of discrete items occurring in the period.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars unless otherwise stated)

Provision for income taxes

The provision for income taxes was $2,015 for the nine months ended September 30, 2019, compared with $4,038 expense for the nine months ended September 30, 2018. The effective tax rate for the nine months ended September 30, 2019 of (11.82)% differed from the U.S. statutory tax rate of 21% primarily due to nondeductible forgiveness of loans to directors, permanent differences, reserves for uncertain tax positions included in other long-term liabilities on the condensed consolidated balance sheet as of September 30, 2019, and a valuation allowance against certain domestic deferred tax assets that are not more likely than not to be realized. The effective tax rate for the nine months ended September 30, 2018 of 33.08% differed from the U.S. statutory tax rate of 21% primarily due to permanent differences, foreign jurisdiction earnings taxed at different rates, reserves for uncertain tax positions and a valuation allowance against certain domestic deferred tax assets that are not more likely than not to be realized.

Income tax expense

We are subject to income taxes in the United States and numerous foreign jurisdictions. These foreign jurisdictions have different statutory tax rates than the United States. Additionally, certain of our foreign earnings may also be taxable in the United States. Accordingly, our effective tax rates will vary depending on the relative proportion of foreign to domestic income, use of foreign tax credits, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.

Deferred tax asset valuation allowance

We evaluate our deferred tax assets quarterly to determine if adjustments to our valuation allowance are required based on the consideration of all available positive and negative evidence using a “more likely than not” standard with respect to whether deferred tax assets will be realized. Our evaluation considers, among other factors, our historical operating results, our expectation of future profitability, and the duration of the applicable statutory carryforward periods. The ultimate realization of our deferred tax assets depends primarily on our ability to generate future taxable income during the periods in which the related deferred tax assets become deductible. The value of our deferred tax assets depends on applicable income tax rates.

We will continue to evaluate both the positive and negative evidence on a quarterly basis in determining the need for a valuation allowance with respect to our deferred tax assets. The accounting for deferred tax assets is based upon estimates of future results. Changes in positive and negative evidence, including differences between estimated and actual results, could result in changes in the valuation of our deferred tax assets that could have a material impact on our consolidated financial statements. Changes in existing federal and state tax laws and corporate income tax rates could also affect actual tax results and the realization of deferred tax assets over time.

As of September 30, 2019, the Company maintained an indefinite reinvestment assertion on undistributed earnings related to our foreign subsidiaries outside of the United States. Accordingly, no deferred taxes have been provided for withholding taxes or other taxes that would result upon repatriation of approximately $20.1 million of undistributed earnings from these foreign subsidiaries as those earnings continue to be permanently reinvested. It is not practicable to estimate income tax liabilities that might be incurred if such earnings were remitted to the United States due to the complexity of the underlying calculation.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars unless otherwise stated)

Note 8—Related party transactions

The Company has a management service agreement with Group Training, LLC and its subsidiaries (collectively “Group Training”) under which the Company provides operational and administrative support services to Group Training. Group Training is owned by certain stockholders of the Company who are executive officers and directors of the Company, through which they operate 10 F45 studios in the United States and one in Australia. As of September 30, 2019 and December 31, 2018, the Company had receivables related to fees under this management service agreement of $278 and $205, respectively.

During the nine months ended September 30, 2019 and 2018, the Company also recognized franchise, equipment and merchandise revenue of $98 and $202, respectively, from studios owned by Group Training. As of September 30, 2019 and December 31, 2018, the Company had outstanding receivables from these studios of $41 and $190, respectively. With respect to these transactions, the Company has presented the revenue recognized during these periods in franchise revenue and equipment and merchandise revenue and the related expenses in selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive (loss) income.

In addition, during the nine months ended September 30, 2019, certain stockholders of the Company who were executive officers and directors of the Company personally guaranteed $111 in aggregate total lease payments over approximately two years for a studio owned by a subsidiary of Group Training. During the nine months ended September 30, 2019 and 2018, the Company extended advances of $2 and $63, respectively, to Group Training. As of September 30, 2019 and December 31, 2018, the Company presented the amounts outstanding of $21 and $63, respectively, as due from related parties on the condensed consolidated balance sheets.

During the nine months ended September 30, 2019 and 2018, the Company incurred expenses totaling $46 and $496, respectively, in connection with purchases of apparel and merchandise from a third party vendor that was owned by immediate family members of a stockholder, executive officer and director of the Company. As of September 30, 2019, the Company had no outstanding payables to the third-party vendor. As of December 31, 2018, the Company had $14 in outstanding payables to the third-party vendor. The Company has presented the expenses incurred during these periods and the outstanding payables at the end of these periods in cost of equipment and merchandise and accounts payable and accrued expenses in the condensed consolidated statements of operations and comprehensive (loss) income and the condensed consolidated balance sheets, respectively.

During the nine months ended September 30, 2018, the Company incurred expenses totaling $1,231 in connection with marketing services provided to its franchisees from a third-party vendor that was owned by certain stockholders of the Company who are executive officers and directors of the Company. In 2019, the Company ceased incurring marketing expenses from this third-party vendor. As of September 30, 2019 and December 31, 2018, the Company had no outstanding payables to the third-party vendor. The Company has presented the expenses incurred during these periods in cost of franchise revenue in the condensed consolidated statements of operations and comprehensive (loss) income.

During the nine months ended September 30, 2019 and 2018, the Company incurred expenses totaling less than $1 and $12, respectively, in connection with administrative and back-office support

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars unless otherwise stated)

services being provided to certain of the Company’s operating entities from a third-party vendor that was owned by a director of the Company. As of September 30, 2019 and December 31, 2018, the Company had no outstanding payables to the third-party vendor. The Company has presented the expenses incurred during these periods and the outstanding payables at the end of these periods in selling, general and administrative expenses and accounts payable and accrued expenses in the condensed consolidated statements of operations and comprehensive (loss) income and the condensed consolidated balance sheets, respectively. The individual that owns this third-party vendor ceased serving as a director of the Company on February 11, 2019.

During the nine months ended September 30, 2019 and 2018, the Company recognized franchise revenue and equipment and merchandise revenue totaling $54 and $72, respectively, from five studios owned by employees. As of September 30, 2019 and December 31, 2018, the Company had no receivables related to this revenue.

During the nine months ended September 30, 2019 and 2018, the Company recognized franchise revenue and equipment and merchandise revenue of $20 and $1, respectively, from studios owned by entities in which certain stockholders of the Company are executive officers and directors of the Company. As of September 30, 2019 and December 31, 2018, the Company had no outstanding receivables from these studios. With respect to these transactions, the Company has presented the revenue recognized during these periods in franchise revenue and equipment and merchandise revenue and the related expenses in selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive (loss) income.

During the nine months ended September 30, 2019 and 2018, the Company recognized franchise revenue and equipment and merchandise revenue of $10 and $58, respectively, from studios owned by an entity in which a stockholder of the Company who is an executive officer and director of the Company holds a 10% ownership interest. As of September 30, 2019 and December 31, 2018, the Company had outstanding receivables from these studios of $26 and $13, respectively. With respect to these transactions, the Company has presented the revenue recognized during these periods in franchise revenue and equipment and merchandise revenue and the related expenses in selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive (loss) income.

During the nine months ended September 30, 2019 and 2018, the Company incurred expenses totaling $1,630 and $1,621, respectively, in connection with certain shipping and logistic services from a third-party vendor that was owned by an immediate family member of an executive officer of the Company. As of September 30, 2019 and December 31, 2018, the Company had $295 and $126 of outstanding payables to the third-party vendor. The Company has presented the expenses incurred during these periods in cost of equipment and merchandise revenue in the condensed consolidated statements of operations and comprehensive (loss) income.

During the nine months ended September 30, 2019, certain stockholders of the Company who are executive officers and directors of the Company personally guaranteed $68 in aggregate total lease payments over approximately two years for the use of certain property in Paddington, Australia for the Company’s Australian franchise operations.

During the nine months ended September 30, 2019, the Company guaranteed $1,740 in aggregate total lease payments over 10 years for a franchisee’s studio lease in the State of California.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars unless otherwise stated)

During the nine months ended September 30, 2019, the Company extended a loan in the amount of $216 to enable a third party to acquire an F45 studio in Australia. As of September 30, 2019, $216 remained outstanding.

During the nine months ended September 30, 2019, a member of the Board of Directors signed agreements to acquire three F45 studios in the United States. As of September 30, 2019, these studios were not open. These franchise arrangements were transacted at arm’s length pricing with standard contractual terms.

Related party franchise arrangements were transacted at arm’s length pricing with standard contractual terms.

Note 9—Commitments and contingencies

Litigation

Various legal actions and claims which have arisen in the normal course of business may be pending against the Company from time to time. The Company is not currently aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company’s result of operations or financial condition.

On December 17, 2015, the F45 Predecessor Entities entered into a marketing agreement (the “IMG Agreement”) with IMG College, LLC (“IMG”). During the year ended December 31, 2016, the F45 Predecessor Entities terminated the IMG Agreement and alleged that IMG had breached the IMG Agreement or procured it by fraud. On February 14, 2017, IMG filed a complaint for payment against the F45 Predecessor Entities in the state court in New Castle County. This matter was settled during the nine months ended September 30, 2018 for $1,250. This amount was originally accrued during the year ended December 31, 2016.

On November 29, 2017, a franchisee filed a suit against the Company alleging violation of the Franchise Disclosure Act and similar state laws. On September 4, 2018, Group Training, a related party, settled on the Company’s behalf with the franchisee for $232 in exchange for acquiring the rights to the franchisee’s studio.

Lease commitments

The Company leases three office buildings in the United States and other international locations. Future minimum lease payments, which include non-cancelable operating leases at September 30, 2019, are as follows:

Operating Leases
Remainder of 2019	$35
2020	56
Thereafter	-

Total minimum lease payments	$91

Rent expense for all operating leases was $257 and $132 for the nine months ended September 30, 2019 and 2018, respectively.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars unless otherwise stated)

Note 10—Convertible Preferred Stock and Stockholders’ Deficit

Issuance of convertible preferred stock and common stock

In connection with the transaction with MWIG described in Note 1—Nature of the business and basis of presentation, the Company amended its articles of incorporation and authorized 54,000,000 shares of common stock and 11,000,000 shares of preferred stock, all with par values of $0.0001. As of September 30, 2019 and December 31, 2018, the Company had 29,000,000 shares of common stock and 11,000,000 shares of convertible preferred stock issued and 29,000,000 shares of common stock and no shares of convertible preferred stock outstanding, respectively.

As part of the transaction with MWIG and in return for Flyhalf Acquisition Company Pty Ltd acquiring 100% of the shares in F45 Aus Hold Co, the Company issued 29,000,000 shares of its common stock to F45 Aus Hold Co’s existing stockholders. In addition, Flyhalf Acquisition Company Pty Ltd made a payment to F45 Aus Hold Co’s existing stockholders of $100,000.

The payment of $100,000 was funded by MWIG, subscribing for 10,000,000 shares of preferred stock at $10 per share in the Company. This amount was ultimately paid to F45 Aus Hold Co’s existing stockholders pro rata in proportion to their interests in F45 Aus Hold Co. Further, Flyhalf Acquisition Company Pty Ltd issued $50,000 secured promissory notes to F45 Aus Hold Co’s existing stockholders pro rata in proportion to their interests in F45 Aus Hold Co (the “Sellers Notes”). The $100,000 payment, $50,000 Sellers Notes and related interest thereon have been recorded as a dividend in the condensed consolidated statements of changes in convertible preferred stock and stockholders’ deficit as at September 30, 2019. In addition to the initial issue of 10,000,000 shares of Preferred Stock, MWIG was granted an option to acquire an additional 1,000,000 shares of Preferred Stock for $10 per share under the Share Purchase Agreement. The $10,000 in funds raised by the issue of the additional Preferred Stock were used in full to partially settle the outstanding Sellers Notes.

The rights and features of the Company’s preferred stock are as follows:

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than stock dividends) unless the holders of the preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of preferred stock in an amount at least equal to the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (2) the number of shares of common stock issuable upon conversion of a share of preferred stock.

Liquidation

Upon the occurrence of a deemed liquidation event, as defined in the Company’s Amended and Restated Certificate of Incorporation, the holders of preferred stock shall be entitled to receive, before any distribution or payment to the holders of common stock, an amount equal to the greater of (1) preferred stock issue price per share for such preferred stock, as adjusted to reflect any combination or subdivision, stock dividend or other similar recapitalization, plus declared but unpaid dividends, if any, on such shares, and (2) the amount per share of common stock to which the holder

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars unless otherwise stated)

would be entitled had all outstanding Preferred Stock shares been converted to common stock immediately before the distribution. After the distributions or payments to the holders of preferred stock have been paid in full, the entire remaining assets and funds, if any, will be distributed ratably among the holders of common stock in proportion to the number of shares of common stock held by them.

Conversion

The holder of each share of preferred stock has the option to convert the share at any time, into the number of fully paid and non-assessable shares of common stock that results from dividing the preferred stock issue price for the preferred stock share by the preferred stock conversion price that is in effect at the time of conversion. In addition, on (i) the consummation of Qualified Public Offering (as defined in the Company’s Amended and Restated Certificate of Incorporation) or (ii) with the consent of the holders of a majority of the outstanding shares of preferred stock, each share of preferred stock will be automatically converted. The preferred stock conversion price should initially be equal to the preferred stock issue price but subject to special adjustment upon either a Qualified Public Offering, a deemed liquidation event or a fair market value determination (each a “Conversion Price Adjustment Event”). Upon the occurrence of a Conversion Price Adjustment Event, the conversion price will be adjusted based on a formula, as defined in the Company’s Amended and Restated Certificate of Incorporation, which results in reductions to the preferred stock conversion price and additional value to the holder based on higher enterprise value; provided that in no event shall the preferred stock conversion price exceed $10.00 or be less than $7.2014 (subject to appropriate adjustment in the event of any combination or subdivision, stock dividend or other similar recapitalization).

Voting rights

The holders of preferred, on an as-converted basis, and common stock vote together as a single class, except with respect to certain matters specified in the Company’s Amended and Restated Certificate of Incorporation that require the separate approval of the holders of preferred stock.

The Company classifies the preferred stock in temporary equity in accordance with ASC 480-10-S99 because the preferred stock is redeemable for cash or other assets of the Company upon a Deemed Liquidation Event (as defined in the Company’s Amended and Restated Certificate of Incorporation) that are not solely within the control of the Company. The net carrying amount of the preferred stock is not currently accreted to a redemption value because the preferred stock is not currently redeemable or probable of becoming redeemable in the future.

Note 11—Stock-based compensation

Issuance of restricted stock units

In connection with the transaction with MWIG described in Note 1—Nature of the business and basis of presentation, on March 15, 2019, the Company entered into a promotional agreement with Mark Wahlberg (“Mr. Wahlberg”), a member of the Company’s Board of Directors and an investor in MWIG, pursuant to which Mr. Wahlberg agreed to provide promotional services to the Company. In exchange for the agreed upon services provided in the promotional agreement, the Company issued 1,369,324 restricted stock units to Mr. Wahlberg.

The restricted stock units vest based on the Company attaining certain valuation thresholds upon a vesting event, defined as: (i) a deemed liquidation event or change in control; (ii) the closing of a

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars unless otherwise stated)

financing transaction including the sale, issuance or redemption of the Company’s (or one of its subsidiaries) equity securities, and any initial public offering; or (iii) at any time that the Company’s common stock is publicly traded, with the Company’s equity value exceeding the following thresholds:

Company equity value threshold	Restricted stock units vested
$1.0 billion	456,441
$1.5 billion	456,441
$2.0 billion	456,442

The Company determined that the restricted stock units are equity classified awards within the scope of ASC 718, Compensation—Stock Compensation that contain both performance (deemed liquidation event, closing of a financing transaction or the public trading of the Company’s common stock) and market conditions (achievement of prescribed Company equity values) in order for the units to vest. As the achievement of the performance condition is not probable until one of the vesting events has occurs, no stock-based compensation expense was recognized during the nine months ended September 30, 2019 related to these awards.

Upon achievement of a performance condition and the Company reaching a prescribed company equity value threshold, the Company will recognize the grant date fair value of all vested restricted stock units immediately as stock-based compensation cost. In the event that a performance condition were achieved and the Company did not reach a prescribed company equity value threshold, none of the restricted stock units held by Mr. Wahlberg would vest, however, the grant date fair value of these units would be recognized as compensation expense as of the date of the achievement of the performance condition as long as Mr. Wahlberg renders the requisite service under the terms of the promotional agreement.

The weighted-average grant date fair value of the restricted stock units was $0.75 during the nine months ended September 30, 2019. There were no restricted stock units that vested or were cancelled or forfeited during the nine months ended September 30, 2019. As of September 30, 2019, there was $1,022 of unrecognized stock-based compensation expense related to the unvested restricted stock units. The Company determined the fair value of the restricted stock units using a Monte-Carlo simulation in a risk-neutral framework considering both an initial public offering and a Company sale scenario with an implied equity value based upon the $10 preferred stock price. The other significant assumptions used in the analysis were as follows:

Scenario:	IPO	Sale
Probability	50.0%	50.0%
Term (years)	0.75	3.50
Remaining Term of the RSUs (years)	5.00	3.50
Dividend yield	0%	0.0%
Risk-free rate	2.4%	2.4%
Volatility	35.0%	35.0%

New equity-based compensation plan

Effective September 20, 2019, the Company adopted an equity-based compensation plan, the 2019 Equity Incentive Plan (the “2019 Plan”), authorizing the grant of equity-based awards including

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars unless otherwise stated)

incentive stock options, non-statutory stock options, stock appreciation rights restricted stock awards and restricted stock unit awards to non-employee directors and to employees, including officers, and consultants engaged by the Company or one of its subsidiaries.

Only the Company’s employees and those of its affiliates are eligible to receive incentive stock options. Subject to adjustment for certain dilutive or related events, the aggregate maximum number of shares of our common stock that may be subject to stock awards and sold under the 2019 Plan is 5,071,570 shares. No awards have been issued under the 2019 Plan during the nine months ended September 30, 2019.

Note 12—Basic and diluted earnings per share

The computation of (loss) earnings per share and weighted average shares of the Company’s common stock outstanding for the periods presented are as follows (in thousands, except share data):

	For the Nine Months Ended September 30,
	2019	2018
Numerator:
(Loss) income	$(19,071)	$8,166
(Loss) income allocated to participating preferred shares	-	-

Net (loss) income attributable to common stockholders—basic and diluted	$(19,071)	$8,166

Denominator:
Weighted average common shares outstanding—basic and diluted	29,000,000	29,000,000

(Loss) earnings per share:
Basic and diluted	$(0.66)	$0.28

Anti-dilutive securities excluded from diluted (loss) earnings per share:
Convertible preferred stock	11,000,000	-
Restricted stock units	1,369,324	-

Total	12,369,324	-

Unaudited pro forma net loss per share

The unaudited pro forma net loss per share for the nine months ended September 30, 2019 reflects the following:

•

the addition of shares in the denominator based on the sale of                  shares at the initial public offering price of $         per share, generating proceeds necessary to cover the portion of the $151.9 million dividend paid to stockholders on                      that was in excess of the Company’s historical earnings;

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars unless otherwise stated)

•

the effect of the conversion of the outstanding convertible preferred stock into common stock at the applicable conversion prices immediately prior to, and conditioned upon, the closing of the initial public offering; and

•

the issuance of common stock upon the vesting and settlement of restricted stock units for which the performance and market condition will be satisfied in connection with an initial public offering (assuming the sale of shares at the initial public offering price of $             per share).

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share (in thousands, except share data):

For the Nine Months Ended September 30, 2019
Numerator:
Net loss	$(19,071)

Denominator:
Weighted average common shares outstanding—basic	29,000,000
Add: Common shares offered hereby to fund the dividend in excess of earnings
Add: Assumed conversion of convertible preferred stock
Add: Assumed vesting of outstanding restricted stock units

Pro forma weighted average common shares outstanding—basic and diluted

Pro forma loss per share
Basic and diluted

There were no antidilutive securities that were excluded from the calculation of pro forma net loss per share for the nine months ended September 30, 2019.

Note 13—Segment and geographic area information

The Company’s operating segments are significant strategic business units that align the Company’s products and services with how it manages its business, its approach to the markets and how it interacts with its franchisees. F45 is organized by geographic region based on the Company’s strategy to become a globally recognized brand. F45 has three reportable segments: United States, Australia and the Rest of World. The Company refers to “Australia” as the operations in Australia, New Zealand and the immediately surrounding island nations. The Company refers to “Rest of World” as the operations in locations other than the United States and Australia. The Company’s Chief Operating Decision Maker (“CODM”) group is comprised of two executive officers and directors of the Company, Messrs. Adam Gilchrist and Rob Deutsch. Segment information is presented in the same manner that the Company’s CODM reviews the operating results in assessing performance and allocating resources. The CODM reviews revenue and gross profit for each of the reportable segments. Gross profit is defined as revenue less cost of revenue incurred by the segment.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars unless otherwise stated)

The Company does not allocate assets at the reportable segment level as these are managed on an entity-wide group basis.

The following is key financial information by reportable segment for the nine months ended September 30, 2019 and 2018 which is used by management in evaluating performance and allocating resources:

	For the Nine Months Ended September 30, 2019
	Revenue	Cost of revenue	Gross profit
United States:
Franchise	$16,990	$6,862	$10,128
Equipment and merchandise	13,573	6,780	6,793

	$30,563	$13,642	$16,921

Australia:
Franchise	$7,700	$479	$7,221
Equipment and merchandise	6,370	6,241	129

	$14,070	$6,720	$7,350

Rest of World:
Franchise	$4,075	$677	$3,398
Equipment and merchandise	9,535	3,028	6,507

	$13,610	$3,705	$9,905

Consolidated
Franchise	$28,765	$8,018	$20,747
Equipment and merchandise	29,478	16,049	13,429

	$58,243	$24,067	$34,176

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars unless otherwise stated)

	For the Nine Months Ended September 30, 2018
	Revenue	Cost of revenue	Gross profit
United States:
Franchise	$7,666	$2,766	$4,900
Equipment and merchandise	10,400	4,832	5,568

	$18,066	$7,598	$10,468

Australia:
Franchise	$6,879	$127	$6,752
Equipment and merchandise	7,350	6,021	1,329

	$14,229	$6,148	$8,081

Rest of World:
Franchise	$2,460	$124	$2,336
Equipment and merchandise	6,424	3,766	2,658

	$8,884	$3,890	$4,994

Consolidated
Franchise	$17,005	$3,017	$13,988
Equipment and merchandise	24,174	14,619	9,555

	$41,179	$17,636	$23,543

Selling, general and administrative expenses, other expenses and taxes are not allocated to individual segments as these are managed on an entity-wide group basis. The reconciliation between reportable segment gross profit to condensed consolidated net (loss) income is as follows:

	For the Nine Months Ended September 30,
	2019	2018
Segment gross profit	$34,176	$23,543
Selling, general and administrative expense	28,309	11,038
Forgiveness of loans to directors	22,263	-
Other expense, net	660	301
Provision for income taxes	2,015	4,038

Net (loss) income	$(19,071)	$8,166

As of September 30, 2019 and December 31, 2018, the Company’s long-lived asset balances were not significant.

Note 14—Subsequent events

The Company has evaluated subsequent events from September 30, 2019 through November 15, 2019, which is the date the interim unaudited condensed consolidated financial statements were available for issuance and has determined that there are no subsequent events requiring adjustments to or disclosure in the condensed consolidated financial statements, other than as discussed below.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

F45 Training Holdings Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands of U.S. dollars unless otherwise stated)

On October 25, 2019, the Company entered into an interest rate swap contract (the “Swap Agreement”) with JP Morgan Chase Bank N.A. to fix the interest rate on the Term Facility over the life of the loan. The notional amount of the swap covers the entire $30,000 borrowings outstanding under the Term Facility. Under the terms of the Swap Agreement, the Term Facility, which formerly accrued interest at a rate of LIBOR plus 1.50%, will effectively accrue interest starting on the effective date (October 30, 2019) at a fixed rate of 1.741% on an annualized basis. The Company’s objective in executing the Swap Agreement is to hedge against periodic fluctuations in cash flows due to changes in the LIBOR rates.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

             Shares

F45 Training Holdings Inc.

Common Stock

Goldman Sachs & Co. LLC

J.P. Morgan

Through and including                ,                (the 25th day after the date of this prospectus), all dealers that buy, sell or trade in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the offering described in this registration statement. All amounts shown are estimates other than the SEC registration fee, the FINRA filing fee and the exchange listing fee.

SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Registrar and transfer agent fees		*

Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Prior to the consummation of this offering, we intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated bylaws that will be effective upon the closing of this offering provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation that will be effective upon the closing of this offering provides for such limitation of liability.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments we may make to our officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers, directors and the selling stockholders against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

Since March 12, 2019, the date of our formation, the Registrant has issued and sold the following securities:

On March 12, 2019, in connection with our formation, the Registrant issued and sold an aggregate of two shares of common stock to our initial stockholders, Michael Raymond and Matthew Strunk, for an aggregate purchase price of $2.00. Such shares were redeemed by us on March 15, 2019 in connection with the MWIG Transaction. The issuance of these shares of common stock were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act.

On March 15, 2019, in connection with the MWIG Transaction as further described under “Certain Relationships and Related Party Transactions—MWIG Transaction” in the prospectus that forms a part of this registration statement, the Registrant issued and sold the following securities:

•

10,000,000 shares of convertible preferred stock to MWIG, for $100,000,000 in cash. The issuance of these shares of preferred stock were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act.

•

29,000,000 shares of our common stock to our initial stockholders (of which 13,050,000 shares were issued to Mr. Gilchrist, 13,050,000 shares were issued to Mr. Deutsch and 2,900,000 shares were issued to The 2M Trust) in exchange for all of the existing capital stock they held in our predecessor. The issuance of these such shares of common stock were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act.

•

1,369,324 restricted stock units to Mr. Wahlberg which vest in three tranches, upon the occurrence of certain events, if the Registrant attains certain valuation thresholds. The restricted stock units were issued in consideration for Mr. Wahlberg’s provision of certain promotional services to the Registrant. See “Certain Relationships and Related Party Transactions—Promotional Agreement” in the prospectus that forms a part of this registration statement. The issuance of such restricted stock units were deemed to be exempt from registration in reliance upon Section 4(a)(2) of the Securities Act.

On April 26, 2019, in connection with the subsequent MWIG investment, the Registrant issued and sold an additional 1,000,000 shares of convertible preferred stock for $10,000,000 in cash. The issuance of these shares of preferred stock were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation, to be in effect upon completion of this offering.

3.3**	Bylaws, as currently in effect.

3.4*	Form of Amended and Restated Bylaws, to be in effect upon completion of this offering.

4.1*	Form of Common Stock Certificate.

5.1*	Opinion of Gibson, Dunn & Crutcher LLP.

10.1#**	Credit Agreement, dated as of September 18, 2019, among F45 Training Holdings Inc., the other loan parties thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, Australian Security Trustee, Lender, Swingline Lender and Issuing Bank.

10.2#**	Share Purchase Agreement, by and among F45 Training Holdings Inc., Flyhalf Acquisition Company Pty Ltd, MWIG LLC, F45 Aus Hold Co Pty Ltd. and Sellers, dated as of March 15, 2019.

10.3**	F45 Training Holdings Inc. Stockholders’ Agreement, by and among F45 Training Holdings Inc., MWIG LLC, Adam James Gilchrist, Robert Benjamin Deutsch, and The 2M Trust, dated as of March 15, 2019.

10.4**	First Amendment to Stockholders’ Agreement, by and among F45 Training Holdings Inc., MWIG LLC, Adam James Gilchrist, Robert Benjamin Deutsch, and The 2M Trust, dated as of May 6, 2019.

10.5**	Guaranty, by and among F45 Training Holdings Inc., Adam James Gilchrist, Robert Benjamin Deutsch, and The 2M Trust.

10.6**	Secured Promissory Note issued by Flyhalf Acquisition Company Pty Ltd to Adam James Gilchrist for the principal sum of $22,500,000, dated as of March 15, 2019.

10.7**	Secured Promissory Note issued by Flyhalf Acquisition Company Pty Ltd to Robert Benjamin Deutsch for the principal sum of $22,500,000, dated as of March 15, 2019.

10.8**	Secured Promissory Note issued by Flyhalf Acquisition Company Pty Ltd to The 2M Trust for the principal sum of $5,000,000, dated as of March 15, 2019.

10.9**	Promotional Agreement, by and between F45 Training Holdings Inc. and Mark Wahlberg, dated as of March 15, 2019.

10.10*†	Non-Employee Director Compensation Program.

10.11*†	Form of Indemnification Agreement between F45 Training Holdings Inc. and each of its directors and executive officers.

10.12†**	F45 Training Holdings Inc. 2019 Equity Incentive Plan.

10.13†**	Form of Stock Option Agreement under F45 Training Holdings Inc. 2019 Equity Incentive Plan.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

Exhibit No.	Description

10.14†**	Employment Agreement, by and between Luke Armstrong and F45 Training Pty Ltd, dated as of May 2, 2019.

10.15†**	Employment Agreement, by and between Chris Payne and F45 Training Pty Ltd, dated as of May 16, 2018.

10.16†**	Letter Agreement, dated as of September 10, 2019, by and between F45 Training Incorporated and Elliot Capner.

10.17†**	Employment Agreement, by and between Duncan Cork and F45 Training Incorporated, dated as of April 1, 2018.

10.18†**	Employment Agreement, by and between Mitchell Raisch and F45 Training Incorporated, dated as of August 8, 2017.

21.1**	List of Subsidiaries of the Registrant.

23.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-6).

*	To be filed by amendment.

**	Previously filed.

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Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. F45 Training Holdings Inc. hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

†	Management contract or compensatory plan arrangement.

(b) Financial Statement Schedules. None. Financial statement schedules have been omitted because the information called for is not required or is included in our consolidated financial statements included elsewhere in this Registration Statement or in the notes thereto.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(a)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

(b)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by F45 Training Holdings Inc.

Pursuant to 17. C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of El Segundo, State of California, on             , 2020.

F45 TRAINING HOLDINGS INC.

By:
Adam J. Gilchrist
President and Chief Executive Officer

The undersigned directors and officers of F45 Training Holdings Inc. hereby constitute and appoint Adam J. Gilchrist and Chris E. Payne, and each of them, any of whom may act without joinder of the other, as the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Adam J. Gilchrist	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2020

Chris E. Payne	Chief Financial Officer and Director (Principal Accounting and Financial Officer)	, 2020

Robert B. Deutsch	Executive Chairman and Director	, 2020

Mark Wahlberg	Director	, 2020

Michael T. Raymond	Director	, 2020